UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: May 4, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                          Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited
(Registrant)

Date: May 4, 2009	By:	/s/ PETER C. ROZEE
Peter C. Rozee
Senior Vice President,
Commercial Affairs

REDACTEDVERSION

AMENDED AND RESTATED TERM CREDIT AGREEMENT

dated as of

April 30, 2009

among

TECK RESOURCES LIMITED

as Borrower

and

THE LENDERS FROM TIME TO TIME PARTIES HERETO

as Lenders

and

JPMORGAN CHASE BANK, N.A.

as Administrative Agent

and

CITIGROUP GLOBAL MARKETS INC.; BANC OF AMERICA SECURITIES LLC;

BMO CAPITAL MARKETS; CANADIAN IMPERIAL BANK OF COMMERCE; AND

RBC CAPITAL MARKETS

as Co-Syndication Agents

J.P. Morgan Securities Inc.; Citigroup Global Markets Inc.; Banc of America Securities

LLC; BMO Capital Markets; Canadian Imperial Bank of Commerce; and RBC Capital

Markets

As Co- Lead Arrangers and Joint Bookrunners

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

AMENDED AND RESTATED TERM CREDIT AGREEMENT

THIS AMENDED AND RESTATED TERM CREDIT AGREEMENT is dated as of April 30, 2009 and is entered into among Teck Resources Limited (formerly Teck Cominco Limited), as Borrower, the lenders from time to time parties hereto, as Lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent.

WHEREAS the Borrower, the lenders from time to time parties thereto (the “Original Lenders”), and the Administrative Agent are parties to a term credit agreement dated as of September 30, 2008 (the “Original Credit Agreement”);

AND WHEREAS the Borrower has requested that the Original Credit Agreement be amended and restated in its entirety to, among other things, reschedule the amortization payments and extend the Original Maturity Date;

AND WHEREAS certain of the Original Lenders have declined to reschedule the amortization payments and extend the Original Maturity Date (the “Non-Extending Lenders”);

AND WHEREAS, from and after the Effective Date, certain of the provisions contained herein will apply differently to the Extending Lenders and the Non-Extending Lenders;

AND WHEREAS pursuant to Section 9.2(b) of the Original Credit Agreement, and subject to the limitations set forth therein, the Original Credit Agreement may be amended pursuant to an agreement or agreements in writing entered into by the Borrower and the Administrative Agent with the consent of the Required Lenders;

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, and with the consent of the Required Lenders as required by Section 9.2(b) of the Original Credit Agreement, the Borrower and the Administrative Agent agree that as of the Effective Date, as provided for in Section 9.15, the Original Credit Agreement shall be amended and restated in its entirety as follows:

ARTICLE 1

DEFINITIONS

1.1 Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“ABR Borrowing” means a Borrowing comprised of one or more ABR Loans.

“ABR Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the Alternate Base Rate.

“Acquired Assets” means the limited partnership units of Fording LP, the shares of Fording (GP) ULC and the Purchased Royalty.

“Acquisition” means any transaction, or any series of related transactions, consummated after the Effective Date, by which the Borrower or any Subsidiary directly or indirectly, by means of a takeover bid, tender offer, amalgamation, merger, purchase of assets or otherwise (a) acquires any business or all or substantially all of the assets of any Person engaged in any business, (b) acquires control of securities of a Person engaged in an business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body, (c) acquires control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a board of directors or other governing body, or (d) otherwise acquires Control of a Person engaged in a business.

“Adjusted LIBO Rate” means, with respect to any LIBO Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next  1/16 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

“Administrative Agent” means JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 8.9.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Agreement” means this amended and restated term credit agreement.

“Alternate Base Rate” means, on any day, the greatest of (i) the U.S. Prime Rate in effect on such day, (ii) the 30-day LIBO Rate in effect on such day plus 1%, and (iii) one-half of one per cent ( 1/2%) plus the Federal Funds Effective Rate in effect for such day (rounded upwards, if necessary, to the nearest 1/16th of 1%). For purposes of this Agreement, any change in the Alternate Base Rate due to a change in the Federal Funds Effective Rate, the 30-day LIBO Rate or the U.S. Prime Rate shall be effective as of the opening of business on the effective date of such change in the Federal Funds Effective Rate, the 30-day LIBO Rate or the U.S. Prime Rate, as the case may be. If for any reason the Administrative Agent shall have determined (which determination shall be conclusive and binding, absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, including but not limited to the inability of the Administrative Agent to obtain sufficient bids or publications in accordance with the terms hereof, the Alternate Base Rate shall be the U.S. Prime Rate until the circumstances giving rise to such inability no longer exist.

“Amendment Undertakings” means those certain agreements dated the date hereof among the Borrower and the lenders under the Revolving Credit Agreement and the Bilateral Credit

Agreements, respectively, to amend certain provisions of such agreements to conform, in all material respects, certain provisions therein to the terms of this Agreement.

“AML” has the meaning set out in Section 9.14.

“Amortization Payments” means, collectively, the Extended Amortization Payments and the Non-Extended Amortization Payments.

“Applicable Mandatory Prepayment Percentage” means the applicable percentage set out in the relevant column and row of the table below based on the Leverage Ratio for the Rolling Period ending on the most recent Quarterly Date with respect to which the Borrower has delivered financial information to the Administrative Agent pursuant to Section 5.1:

Leverage Ratio	Applicable Percentage
Less than 2.50:1.00	0%
Less than 3.50:1.00 and equal to or greater than 2.50:1.00	50%
Equal to or greater than 3.50:1:00	100%

The Applicable Mandatory Prepayment Percentage will change (to the extent necessary, if any) on each date on which the financial statements and certificate of the Borrower are delivered to the Administrative Agent pursuant to Section 5.1 to reflect any change in the Leverage Ratio effective as of the date of such financial statements, based upon the financial statements for the immediately preceding Rolling Period, or if such day is not a Business Day, then the first Business Day thereafter. Notwithstanding the foregoing, if at any time the Borrower fails to deliver financial statements and the certificate of the Borrower as required by Section 5.1 on or before the date required pursuant to Section 5.1 (without regard to grace periods), the Applicable Mandatory Prepayment Percentage will be the highest percentage provided for in the above table from the date such financing statements are due pursuant to Section 5.1 (without regard to grace periods) through the date the Administrative Agent receives all financing statements and certificates that are then due pursuant to Section 5.1.

“Applicable Margin” means:

(A)	with respect to any Loan held by an Extending Lender, (a) during the period from the Effective Date until December 31, 2011, with respect to ABR Loans and U.S. Base Rate Loans, 2.50%, and with respect to LIBO Loans, 3.50%, and (b) commencing on January 1, 2012 and thereafter, with respect to ABR Loans and U.S. Base Rate Loans, 4.00%, and with respect to LIBO Loans, 5.00%; and

(B)	with respect to any Loan held by a Non-Extending Lender, the applicable rate per annum, expressed as a percentage, set forth in the relevant column and row of the relevant table below, based on the ratings by Moody’s and S&P applicable on such date for the Applicable Margin Rated Debt:

	Ratings by S&P/Moody’s	ABR Loans/U.S. Base Rate Loans	LIBO Loans
I	A-/A3	0%	1.00%

II	BBB+/Baa1	0.25%	1.25%

III	BBB/Baa2	0.50%	1.50%

IV	BBB-/ Baa3	1.00%	2.00%

V	BB+/Ba1 or lower	1.50%	2.50%

For purposes of the foregoing, (i) if either Moody’s or S&P is still in the business of providing ratings generally but does not have in effect a rating for the Applicable Margin Rated Debt (other than by reason of the circumstances referred to in the third last sentence of this definition), then such rating agency shall be deemed to have established a rating of Ba1 (in the case of Moody’s) or BB+ (in the case of S&P); (ii) if the ratings established or deemed to have been established by Moody’s and S&P for the Applicable Margin Rated Debt shall fall within different categories, the Applicable Margin shall be based on the higher of the two ratings unless one of the two ratings is two or more categories lower than the other, in which case the Applicable Margin shall be determined by reference to the category which is immediately below the higher of the two ratings; and (iii) if the ratings established or deemed to have been established by Moody’s and S&P for the Applicable Margin Rated Debt shall be changed (other than as a result of a change in the rating system of Moody’s or S&P), such change shall be effective as of the date on which it is first announced by the applicable rating agency. Each change in the Applicable Margin shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of Moody’s or S&P shall change, or if either such rating agencies shall cease to be in the business of rating corporate debt obligations, the Borrower and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system or the unavailability of ratings from such rating agency and, pending the effectiveness of any such amendment, the Applicable Margin shall be determined by reference to the rating most recently in effect prior to such change or cessation.

“Applicable Margin Rated Debt” means the senior, unsecured, non-credit enhanced, long term debt of the Borrower.

“Applicable Percentage” means with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If any Commitments have terminated or expired, the Applicable Percentages in respect of the terminated or expired Commitments shall be determined based upon the relevant Commitments most recently in effect (i.e., prior to their termination or expiry), giving effect to any assignments.

“Approved Fund” means, with respect to any Lender that is a fund, any other fund that invests in bank loans and is advised or managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Asset Disposition” means, with respect to any Person, the sale, lease, license, transfer, assignment or other disposition of all or any portion of its business, assets, rights, revenues or property, real, personal or mixed, tangible or intangible, whether in one transaction or a series of transactions, other than (a) inventory sold in the ordinary course of business upon customary credit terms, (b) sales of scrap or obsolete or no longer used or useful material or equipment which are not material in the aggregate, (c) licenses granted to third parties in the ordinary course of business, (d) the sale or issuance of any Equity Securities of a Subsidiary to the Borrower or any other Credit Party, and (e) the sale or other disposition of Cash Equivalents in the ordinary course of business. For greater certainty, “Asset Disposition” shall not include an Asset Disposition by one Credit Party to another Credit Party. In addition, solely for the purposes of the definition of “Net Proceeds” and Section 2.9(b)(ii), “Asset Disposition” shall include the expropriation, condemnation, destruction or other loss of all or any portion of its business, assets, rights, revenues or property, real, personal or mixed, tangible or intangible, whether in one transaction or a series of transactions.

“Assignment and Acceptance” means an assignment and acceptance entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.4), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Attributable Indebtedness” means, as to any particular lease under which any Person is at the time liable as lessee, and at any date as of which the amount thereof is to be determined, the total net amount of rent (discounted from the respective due dates thereof to such date at a rate per annum equivalent to the rate inherent in such lease, as determined in good faith by the Borrower, compounded semi-annually) and required to be paid by the lessee during the remaining term thereof (including any period for which such lease has been extended or may at the option of the lessor, be extended), excluding amounts required to be paid on account of operating costs, maintenance and repairs, insurance, taxes, assessments, water and other utility rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. In the case of any lease under which the amount of rent is indeterminate (e.g., where rent is based on sales or profits), the annual net amount of rent required to be paid shall be the net amount of rent required to be paid during the preceding Fiscal Year. Notwithstanding the foregoing, where the Borrower or any of its Subsidiaries is the lessee in any sale and leaseback transaction, Attributable Indebtedness shall not include any Indebtedness resulting from any Guarantee by the Borrower or any of its Subsidiaries of the lessee’s obligations thereunder.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person, whether or not having the force of Law.

“Benefit Plans” means any plan, fund, program, or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability, life insurance, pension, retirement or savings benefits, under which the Borrower or any Subsidiary has any liability with respect to any employee or former employee, but excluding any Pension Plans.

“BIA” means the Bankruptcy and Insolvency Act (Canada), as amended from time to time.

“Bilateral Credit Agreements” means the credit agreements listed in Schedule C, as such credit agreements may be amended, restated, supplemented, modified or replaced from time to time without contravening the terms of this Agreement.

“Borrower” means Teck Resources Limited (formerly Teck Cominco Limited), a Canada Business Corporations Act corporation, and its successors and permitted assigns.

“Borrowing” means any availment of the Commitments, and includes a rollover or conversion of any outstanding Loan.

“Borrowing Request” means a request by the Borrower for a Borrowing pursuant to Section 2.3 in the form of Exhibit B.

“Bridge Credit Agreement” means the credit agreement dated as of September 30, 2008 among the Borrower, the Lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., pursuant to which the Lenders thereunder established in favour of the Borrower the bridge credit facility in the aggregate principal amount of U.S.$5,810,000,000, as such amount may be reduced in accordance with the terms of the Bridge Credit Agreement, as the same may be amended, restated, supplemented, modified or replaced from time to time without contravening the terms of this Agreement.

“Bridge Loans” means the loans advanced to the Borrower under the Bridge Credit Agreement.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario, Calgary, Alberta, Vancouver, British Columbia, New York, New York or London, England are authorized or required by applicable law to remain closed.

“Canadian Dollars”, “Cdn.$” and “$” (without more) refer to lawful money of Canada.

“Capital Expenditures” means, with respect to any Person for any period, all expenditures (whether paid in cash or accrued as a liability, including the portion of Capital Lease Obligations paid or incurred during such period) of such Person during such period that, in conformity with GAAP, are included in “capital expenditures”, “additions to property, plant or equipment” or comparable items.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Equivalents” means:

(a)	direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of Canada or of any Canadian province (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of Canada or of such Canadian province), in each case maturing within one year from the date of acquisition thereof;

(b)	investments in certificates of deposit, bankers’ acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada or of any Canadian province which has a combined capital surplus and undivided profits of not less than $500,000,000;

(c)	fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (b) above;

(d)	deposits with any commercial bank organized under the laws of a jurisdiction outside Canada which has (A) a combined capital surplus and undivided profits of not less than $500,000,000 and (B) senior, unsecured, non credit enhanced, long term debt rated at least A3 by Moody’s or A- by S& P;

(e)	deposits with any other commercial bank organized under the laws of a jurisdiction outside Canada in an aggregate maximum amount of $25,000,000 for all such banks for the provision of cash management services to foreign Subsidiaries; and

(f)	direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of the United States of America), in each case maturing within one year from the date of acquisition thereof.

“Change in Control” means the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons acting jointly or otherwise in concert, other than any of, or any group of, the Permitted Holders, of Equity Securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Equity Securities of the Borrower.

“Change in Law” means (i) the adoption of any new Law after the date of this Agreement, (ii) any change in any existing Law or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement, or (iii) compliance by any Lender (or, for purposes of Section 2.13(b), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

“Co-Arrangers” means J.P. Morgan Securities Inc.; Citigroup Global Markets Inc.; Banc of America Securities LLC; BMO Capital Markets; Canadian Imperial Bank of Commerce; and RBC Capital Markets, in their capacities as Co-Arrangers and Joint Bookrunners for the Credit.

“Code” means the Internal Revenue Code of 1986 (United States of America), as amended from time to time.

“Collateral” means the property described in and subject to the Liens purported to be created by any Security Document.

“Collateral Trustee” means CIBC Mellon Trust Company, in its capacity as trustee under the Security Indenture; any successor trustee under the Security Indenture; and any sub-agent appointed under the Security Indenture.

“Commitment” means, with respect to each Lender, the commitment(s) of such Lender to make Loans hereunder, as such commitments may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.4. The Commitments are comprised of the Tranche A Commitments and the Tranche B Commitments. As of the Effective Date, the amount(s) of each Lender’s Commitment(s) (and whether such Commitment is a Tranche A Commitment or a Tranche B Commitment, and the amount thereof) are set forth on Schedule A, or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Commitment(s), as applicable. As of the Effective Date, the aggregate amount of the Commitments is U.S.$4,000,000,000, which is comprised of Tranche A Commitments of U.S.$1,201,065,239.00 and Tranche B Commitments of U.S.$$2,798,934,761.00.

“Commodity Swap Agreement” means any contract for sale, purchase or exchange or for future delivery of commodities (whether or not the subject commodities are to be delivered, and whether a “put” or a “call”), hedging contract, forward contract, swap agreement, futures contract, option contract, cap or collar agreement or other commodity pricing protection agreement or option with respect to any such transaction (or any combination of the foregoing, or any derivative thereof), designed to hedge against fluctuations in prices of the subject commodities.

“Consolidated Current Assets” means, on any date, all amounts (other than cash and Cash Equivalents) that would, in conformity with GAAP, be set forth opposite the caption “total current assets” (or any like caption) on a consolidated balance sheet of the Borrower at such date.

“Consolidated Current Liabilities” means, on any date, all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of the Borrower at such date, but excluding (a) the current portion of any long term debt of the Borrower and its Subsidiaries and (b) without duplication of clause (a) above, all Indebtedness under this Agreement, the Bridge Credit Agreement, the Revolving Credit Agreement or any of the Bilateral Credit Agreements to the extent otherwise included therein.

“Consolidated Net Income” means, for any period, the consolidated net income (or loss) of the Borrower, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary or is merged into, amalgamated with or consolidated with the Borrower or any of its Subsidiaries, (b) the income (or deficit) of any Person (other than a Subsidiary of the Borrower) in which the Borrower or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Borrower or such Subsidiary in the form of dividends or similar distributions, and (c) for the purposes of the definition of “Excess Cash Flow”, but not for the purposes of the definition of “Leverage Ratio” or “Interest Coverage Ratio”, the undistributed earnings of any Subsidiary which is not wholly-owned by the Borrower except to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is within the control of the Borrower (and not restricted by any contractual obligation or applicable law) or any of its Subsidiaries but, for any reason, such earnings are not distributed.

“Consolidated Working Capital” means, on any date, an amount equal to Consolidated Current Assets on such date minus Consolidated Current Liabilities on such date.

“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Credit Facility” means the U.S.$4,000,000,000 term loan credit facility established pursuant to the Original Credit Agreement.

“Credit Party” means the Borrower and each Guarantor.

“Default” means any event or condition which constitutes an Event of Default or which, upon notice, lapse of time or both, would, unless cured or waived, become an Event of Default.

“Disclosed Matters” means the actions, suits and proceedings and the environmental matters disclosed in Schedule B.

“EBITDA” means, for any period, Consolidated Net Income for such period,

plus, without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the aggregate of (a) income tax expense, (b) Interest Expense, amortization or write-off of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness (including the Loans), (c) depreciation and amortization expense, and cumulative translation losses recorded in net income on the repatriation of funds from foreign Subsidiaries and Investments, (d) amortization of intangibles (including goodwill) and organization costs, (e) the aggregate net increase in unrealized losses under Hedge Agreements or Investments during such Fiscal Quarter, (f) the aggregate net realized amount of gains under Hedge Agreements or Investments during such Fiscal Quarter, to the extent that such gains did not result in an increase in Consolidated Net Income for such Fiscal Quarter, and (g) any extraordinary, unusual or non-recurring non-cash expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, non-cash losses on Asset Dispositions outside of the ordinary course of business), and minus, without duplication, (y) to the extent included in the statement of such Consolidated Net Income for such period, the aggregate of (i) interest income, (ii) any extraordinary, unusual or non-recurring income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, gains on Asset Dispositions outside of the ordinary course of business), (iii) income tax credits (to the extent not netted from income tax expense), (iv) the aggregate net increase in unrealized gains under Hedge Agreements or Investments during such Fiscal Quarter, (v) the aggregate net realized amount of losses under Hedge Agreements or Investments during such Fiscal Quarter, to the extent that such losses did not result in a decrease in Consolidated Net Income for such Fiscal Quarter, and (vi) any other non-cash income, including cumulative translation gains recorded in net income on the repatriation of funds from foreign Subsidiaries and Investments, and (z) any cash payments made during such period in respect of items described in clause (g) above subsequent to the Fiscal Quarter in which the relevant non-cash expenses or losses were reflected as a charge in the statement of Consolidated Net Income, all as determined on a consolidated basis.

For the purposes of calculating EBITDA for any Rolling Period pursuant to any determination of the Leverage Ratio, (i) if at any time during such Rolling Period, the Borrower or any Subsidiary shall have made any Material Disposition, EBITDA for such Rolling Period shall be reduced by an amount equal to the EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Rolling Period or increased by an amount equal to the EBITDA (if negative) attributable thereto for such Reference Period and, if the Borrower shall have provided to the Administrative Agent written notice of a prepayment pursuant to Section 2.9(b)(vi), the consolidated Indebtedness of the Borrower (for the purpose of calculating the Leverage Ratio) shall be reduced by an amount equal to the amount to be prepaid (and once such amount has been prepaid, such amount shall be deemed to have been prepaid by the Borrower on the date that the Borrower shall have provided to the Administrative Agent such written notice of prepayment), and (ii) if during such Rolling Period, the Borrower or any Subsidiary shall have made a Material Acquisition, EBITDA for such Rolling Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition occurred on the first day of such Rolling Period. As used in this definition, “Material Acquisition” means any Acquisition that involves the payment of consideration by the Borrower and its Subsidiaries in excess of $25,000,000 and shall include, for greater certainty, the Fording Acquisition; and “Material Disposition” means any Asset Disposition or series of related Asset Dispositions that yields gross proceeds to the Borrower or any of its Subsidiaries in excess of $25,000,000.

“Effective Date” means the date on which all of the conditions specified in Section 4.1 are satisfied or waived in accordance with Section 9.2.

“Engagement Letter” means the amended and restated engagement letter dated April 20, 2009 among Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC, BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., and the Borrower, as the same may be amended, restated, supplemented, modified or replaced from time to time.

“Environmental Laws” means all federal, provincial, local or foreign laws, rules, regulations, codes, ordinances, orders, decrees, judgements, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any Hazardous Material, or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) thereof, in such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, debt securities, options or other rights exchangeable for or convertible into any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and U.S. Treasury Department regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived), (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived, (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, (d) the incurrence by the Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan, (e) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan, (f) the incurrence by the Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan, or (g) the receipt by the Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

“Event of Default” has the meaning specified in Section 7.1.

“Excess Cash Flow” means, for any Fiscal Quarter, an amount equal to (a) the aggregate, without duplication, of (i) Consolidated Net Income for such Fiscal Quarter, (ii) the amount of all non-cash charges (including depreciation and amortization and cumulative translation losses recorded in net income on the repatriation of funds from foreign Subsidiaries and Investments) deducted in determining such Consolidated Net Income, (iii) the aggregate decrease in Consolidated Working Capital for such Fiscal Quarter, (iv) the aggregate net amount of non-cash loss on Asset Dispositions by the Borrower and its Subsidiaries during such Fiscal Quarter, to the extent deducted in determining such Consolidated Net Income, (v) the aggregate amount deducted by the Borrower pursuant to clause (iii) below in respect of the immediately preceding Fiscal Quarter, provided that such preceding Fiscal Quarter ended after the Effective Date, (vi) the aggregate amount received during such Fiscal Quarter on account of Tax Receipts to the extent not included in Consolidated Net Income (other than resulting from the Fording Acquisition), (vii) the aggregate amount received during such Fiscal Quarter on account of the income of any Person (other than a Subsidiary of the Borrower) in which the Borrower or any of its Subsidiaries has an ownership interest, to the extent that such amount was deducted in respect of a prior Fiscal Quarter pursuant to paragraph (b) of the definition of “Consolidated Net Income”, (viii) the aggregate of all amounts withdrawn from the escrow account held with the Administrative Agent in accordance with Section 2.6, (ix) the aggregate net increase in unrealized losses under Hedge Agreements or Investments during such Fiscal Quarter, and (x) the aggregate net realized amount of gains under Hedge Agreements or Investments during such Fiscal Quarter, to the extent that such gains did not result in an increase in Consolidated Net Income for such Fiscal Quarter, minus (b) the aggregate, without duplication, of (i) the amount of all non-cash credits included in determining such Consolidated Net Income, including cumulative translation gains recorded in net income on the repatriation of funds from foreign Subsidiaries and Investments, (ii) the aggregate amount actually paid by the Borrower and its Subsidiaries during such Fiscal Quarter on account of Capital Expenditures to the extent not financed with the proceeds of other Indebtedness, (iii) the aggregate amount committed by the Borrower and its Subsidiaries on account of Capital Expenditures to be paid during the Fiscal Quarter immediately following such Fiscal Quarter, (iv) the aggregate amount of all prepayments of loans under the Revolving Credit Agreement or any of the Bilateral Credit Agreements during such Fiscal Quarter to the extent accompanied by permanent optional reductions of the credit commitments, (v) the aggregate of all optional prepayments of the Loans hereunder or the Bridge Loans during such Fiscal Quarter to the extent not financed with the proceeds of other Indebtedness, (vi) the aggregate amount of all regularly scheduled principal payments of Indebtedness (including the Loans and the Bridge Loans, but excluding, for greater certainty, any Indebtedness under any revolving credit facility) of the Borrower and its Subsidiaries existing on the Effective Date (and regularly scheduled principal payments of any refinancing, refunding, renewal or extension of any such Indebtedness) made during such Fiscal Quarter (other than in respect of scheduled principal payments which are financed with the proceeds of other Indebtedness), (vii) the aggregate amount of all principal payments of Indebtedness under any revolving credit facility of the Borrower and its Subsidiaries existing on the Effective Date (and principal payments of any refinancing, refunding, renewal or extension of any such Indebtedness) made during such Fiscal Quarter, but only to the extent that the commitments under such revolving credit facility are permanently reduced by the amount of such principal payments, (viii) the aggregate of all amounts deposited in an escrow account with the Administrative Agent in accordance with Section 2.6, (ix) the aggregate increase in Consolidated Working Capital for such Fiscal Quarter, (x) the aggregate net amount of non-cash gain on the disposition of property by the Borrower and its Subsidiaries during such Fiscal Quarter (other than sales of inventory in the ordinary course of business), to the extent included in determining such Consolidated Net Income, (xi) payments made by the Borrower and its Subsidiaries in respect of Investments permitted pursuant to Section 6.4, (xii) the aggregate of all Cash Equivalents posted as collateral for reclamation and environmental obligations during such Fiscal Quarter, net of the aggregate of all Cash Equivalents released as collateral for reclamation and environmental obligations during such Fiscal Quarter, (xiii) the aggregate net increase in unrealized gains under Hedge Agreements or Investments during such Fiscal Quarter, (xiv) the aggregate net realized amount of losses under Hedge Agreements or Investments during such Fiscal Quarter, to the extent that such losses did not result in an decrease in Consolidated Net Income for such Fiscal Quarter, and (xv) the amount of all Tax Receipts included in determining such Consolidated Net Income.

“Exchange Rate Swap Agreement” means any contract for sale, purchase, or exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged), hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction (or any combination of the foregoing or any derivative thereof), designed to hedge against fluctuations in foreign exchange rates.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, income or franchise Taxes imposed on (or measured by) its taxable income or capital Taxes imposed on (or measured by) its taxable capital, in each case by Canada, or by the jurisdiction under the Laws of which such recipient is organized or in which its principal office is located.

“Exposure” means, with respect to any Lender at any time, the sum of the outstanding principal amount of such Lender’s Loans.

“Extended Amortization Payments” has the meaning set out in Section 2.7(a).

“Extending Lenders” means all Lenders which have agreed to reschedule the amortization payments and extend the Original Maturity Date under the Original Credit Agreement, as set out in Schedule G.

“Federal Funds Effective Rate” means, for any day, the per annum rate equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System of the United States of America arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank in New York City, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by JPMorgan Chase Bank, N.A. from three Federal funds brokers of recognized standing selected by it.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Fee Letters” means the amended and restated fee letters, each dated as of April 20, 2009 among, inter alia, the Administrative Agent, J.P. Morgan Securities Inc. and the Borrower relating to the payment of certain fees.

“Financial Officer” means the chief financial officer, principal accounting officer or treasurer of the Borrower.

“Financing Documents” means this Agreement, the Subsidiary Guarantee, the Security Documents, the Borrowing Requests and the Fee Letter, together with any other document, instrument or agreement (other than participation, agency or similar agreements among the Lenders or between any Lender and any other bank or creditor with respect to any indebtedness or obligations of the Borrower or any Subsidiary (as applicable) hereunder or thereunder) now or hereafter entered into in connection with this Agreement, as such documents, instruments or agreements may be amended, modified or supplemented from time to time.

“Fiscal Quarter” means any fiscal quarter of the Borrower.

“Fiscal Year” means any fiscal year of the Borrower.

“Fording Acquisition” means the acquisition, directly or indirectly, by the Borrower from Fording Trust of the Acquired Assets.

“Fording LP” means Fording Limited Partnership, an Alberta limited partnership.

“Fording Trust” means Fording Canadian Coal Trust, an open-ended mutual fund trust created under the laws of Alberta.

“GAAP” means, in relation to any Person at any time, (a) until such time as such Person adopts the International Financial Reporting Standards, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants or its successor, applied on a basis consistent with the most recent audited financial statements of such Person (except for changes approved by the auditors of such Person), and (b) after such time as such Person adopts the International Financial Reporting Standards, such International Financial Reporting Standards.

“Governmental Authority” means the Government of Canada, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements.

“Guarantee” of or by any Person (in this definition, the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (in this definition, the “primary credit party”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof (whether in the form of a loan, advance, stock purchase, capital contribution or otherwise), (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital solvency, or any other balance sheet, income statement or other financial statement condition or liquidity of the primary credit party so as to enable the primary credit party to pay such Indebtedness or other obligation, (d) as an account party in respect of any letter of credit or letter of guarantee issued to support such Indebtedness or other obligation, or (e) to purchase, sell or lease (as lessor or lessee) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss. The term Guarantee shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee in respect of Indebtedness shall be deemed to be an amount equal to the stated or determinable amount of the related Indebtedness (unless the Guarantee is limited by its terms to a lesser amount, in which case to the extent of such amount) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guarantor in good faith.

“Guarantor” means each Subsidiary listed on Schedule E, together with each Subsidiary that provides a guarantee pursuant to Section 5.10, unless and until released from its guarantee in accordance with the terms hereof.

“Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odour, radiation, energy, vector, plasma, constituent or material which (a) is or becomes listed, regulated or addressed under any Environmental Law, or (b) is, or is deemed to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any Environmental Law, including, asbestos, petroleum and polychlorinated biphenyls, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Hedge Agreement” means (i) any Commodity Swap Agreement, (ii) any Interest Rate Swap Agreement, or (iii) any Exchange Rate Swap Agreement.

“Hedge Obligations” means any indebtedness, liabilities and obligations (including all contingent obligations) of the Borrower or any of its Subsidiaries under a Hedge Agreement.

“Income Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guarantee (other than letters of credit and letters of guarantee issued in support of current accounts payable incurred in the ordinary course of business), (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (k) for the purposes of Section 7.1(f) only, the amount of obligations of such Person (determined on a mark-to-market basis) under Hedge Agreements, (l) the amount owing in respect of any “gold loan”, such amount being determined by multiplying the number of ounces of any gold loaned by the closing price of an ounce of gold on the London Metal Exchange on the date of determination or, if such date is not a Business Day, the immediately preceding Business Day, and (m) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value (other than for other Equity Securities) any Equity Securities of such Person, valued, in the case of redeemable Equity Securities, at the greater of voluntary or involuntary redemption price, plus accrued and unpaid dividends; provided that

“Indebtedness” shall not include the announced Andocolla royalty or any royalty obligations, net profit interests or earn-in obligations existing on the Effective Date which are not treated as indebtedness under GAAP. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general or limited partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indebtedness for Borrowed Money” means all obligations for borrowed money represented by notes, bonds, debentures or similar evidences of indebtedness.

“Indemnified Taxes” means all Taxes other than Excluded Taxes.

“Indemnitee” has the meaning specified in Section 9.3(b).

“Interest Coverage Ratio” means, on any day, the ratio of (a) EBITDA for the Rolling Period ended on the most recent Quarterly Date, to (b) Interest Expense during such Rolling Period.

“Interest Expense” means, with respect to any period, the consolidated interest expense of the Borrower for such period plus, without duplication, to the extent not included in such consolidated interest expense, and to the extent incurred by the Borrower or any of its Subsidiaries, (i) interest expense attributable to Capital Lease Obligations, (ii) capitalized interest, (iii) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, (iv) the net amount (which shall be added to Interest Expense in the case of net amounts paid and deducted in the case of net amounts received) paid or received on account of interest rate hedges or currency hedges, in each case related to Indebtedness, (v) standby fees, (vi) preferred stock dividends in respect of all preferred stock issued by the Borrower and any of its Subsidiaries and held by Persons other than the Borrower or any of its Subsidiaries, other than preferred stock dividends paid by the issuance of additional preferred stock, and (vii) interest actually paid by the Borrower and any of its Subsidiaries on any Indebtedness of any Person other than the Borrower or any of its Subsidiaries. In the event of any Acquisition or Asset Disposition which results in a pro forma increase or reduction, as applicable, to EBITDA, Interest Expense shall also be adjusted, on a pro forma basis, as if such Acquisition or Asset Disposition, as applicable, and the resulting increase or reduction, as applicable, of Indebtedness had occurred on the first day of the Rolling Period in which such Acquisition or Asset Disposition, as applicable, occurs.

“Interest Payment Date” means, (a) in the case of any Loan other than a LIBO Loan, each Quarterly Date, and (b) in the case of a LIBO Loan, the last day of each Interest Period relating to such LIBO Loan, provided that if an Interest Period for any LIBO Loan is of a duration exceeding 90 days, then “Interest Payment Date” shall also include each date which occurs at each 90-day interval during such Interest Period.

“Interest Period” means, with respect to a LIBO Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is 30, 60, 90 or, with the consent of all Lenders, 180 days thereafter, as the Borrower may elect; provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period pertaining to a LIBO Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, (iii) no Interest Period shall extend beyond any date that any principal payment or prepayment is scheduled to be due unless the aggregate principal amount of all ABR Borrowings, U.S. Base Rate Borrowings, plus all LIBO Borrowings which have Interest Periods which will expire on or before such date, less the aggregate amount of any other principal payments or prepayments due during such Interest Period, is equal to or in excess of the amount of such principal payment or prepayment, and (iv) no Interest Period shall extend beyond the applicable Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a converted or continued Borrowing, thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Interest Rate Swap Agreement” means any rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction (or any combination of the foregoing, or any derivative thereof), designed to hedge against fluctuations in interest rates.

“Investment” means, as applied to any Person (the “investor”), any direct or indirect purchase or other acquisition by the investor of, or a beneficial interest in, Equity Securities of any other Person, including any exchange of Equity Securities for Indebtedness, or any direct or indirect loan, advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by the investor to any other Person (or any Guarantee of any of the foregoing), including all Indebtedness and accounts receivable owing to the investor from such other Person that did not arise from sales or services rendered to such other Person in the ordinary course of the investor’s business, or any direct or indirect purchase or other acquisition of bonds, notes, debentures or other debt securities of, any other Person. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment minus any amounts (a) realized upon the disposition of assets comprising an Investment (including the value of any liabilities assumed by any Person other than the Borrower or any of its Subsidiaries in connection with such disposition), (b) constituting repayments of Investments that are loans or advances or (c) constituting cash returns of principal or capital thereon (including any dividend, redemption or repurchase of equity that is accounted for, in accordance with GAAP, as a return of principal or capital).

“Investment Property” means “investment property,” as such term is defined in the PPSA or, in respect of a Credit Party located in the United States of America, as such term is defined in the UCC of that jurisdiction.

“Laws” means all federal, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority binding on or affecting the Person referred to in the context in which such word is used (including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority); and “Law” means any one or more of the foregoing.

“Lender Affiliate” means, (a) with respect to any Lender, (i) an Affiliate of such Lender, or (ii) any Person that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by a Lender or an Affiliate of such Lender, and (b) with respect to any Lender that is a fund which invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Lenders” means the Persons listed as lenders on Schedule A and any other Person that shall have become a party hereto pursuant to an Assignment and Acceptance, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Acceptance.

“Letter of Credit Obligations” means the letter of credit obligations as set out in Schedule F.

“Leverage Ratio” means, on any day, the ratio of (a) the consolidated Indebtedness of the Borrower on such day minus, without duplication, the consolidated obligations of the Borrower on such day as an account party in respect of letters of credit and letters of guarantee posted as collateral for reclamation or environmental obligations, but limited to the extent that the aggregate increase of all such letters of credit or letters of guarantee after the Effective Date does not exceed $500,000,000 to (b) EBITDA for the Rolling Period ended on the most recent Quarterly Date.

“LIBO Borrowing” means a Borrowing comprised of one or more LIBO Loans.

“LIBO Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the Adjusted LIBO Rate.

“LIBO Rate” means, with respect to any LIBO Borrowing for any Interest Period, the rate for U.S. Dollar borrowings appearing on Page 3750 of the Reuters Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to U.S. Dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for U.S. Dollar deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the “LIBO Rate” with respect to such LIBO Borrowing for such Interest Period shall be the average of the rates at which U.S. Dollar deposits of U.S.$5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of JPMorgan Chase Bank, N.A. in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

“Lien” means, (a) with respect to any asset, any mortgage, deed of trust, lien (statutory or otherwise), deemed trust, pledge, hypothec, hypothecation, encumbrance, charge, security interest, deposit arrangement, royalty interest, adverse claim, defect of title or right of set off in, on or of such asset other than rights of set-off arising in the ordinary course, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, and (c) any other arrangement having the effect of providing security.

“Loan” means any loan made by the Lenders to the Borrower pursuant to this Agreement.

“Material Adverse Effect” means a material adverse effect on (a) the business, property, operations, condition (financial or otherwise) or prospects of the Borrower and its Subsidiaries taken as a whole or (b) the validity or enforceability of this Agreement or any of the other Financing Documents or the rights or remedies of the Administrative Agent or the Lenders hereunder or thereunder.

“Material Contract” means any contract, licence or agreement (i) to which the Borrower or any Subsidiary is a party, (ii) which is material to, or necessary in, the operation of the business of the Borrower or any Subsidiary, and (iii) which the Borrower or any Subsidiary cannot promptly replace by an alternative and comparable contract with comparable commercial terms.

“Material Indebtedness” means (i) any Indebtedness (other than the Loans) of any one or more of the Borrower and the Subsidiaries in an aggregate principal amount equal to or exceeding $50,000,000 (or its equivalent if denominated in any other currency), and (ii) Hedge Obligations of any one or more of the Borrower and the Subsidiaries if the net marked-to-market exposure of the Borrower or the applicable Subsidiary under the Hedge Agreement pursuant to which such Hedge Obligations arise is in an aggregate amount equal to or exceeding $50,000,000 (or its equivalent if denominated in any other currency).

“Material Subsidiary” means a Subsidiary whose total assets (consolidated in the case of a corporation which itself has subsidiaries) or gross revenues (consolidated in the case of a corporation which itself has subsidiaries) represent not less than 5% of the consolidated total assets or, as the case may be, consolidated gross revenues of the Borrower, in each case net of minority interests.

“Maturity Date” means, with respect to any Extending Lender, December 31, 2012, and with respect to any Non-Extending Lender, October 30, 2011.

“Moody’s” means Moody’s Investors Service, Inc.

“Multiemployer Plan” means a multiemployer plan as defined in Section 400 1(a)(3) of ERISA.

“Net Proceeds” means, (i) with respect to any Asset Disposition, the gross amount of cash proceeds received by the Borrower or any of its Subsidiaries from such Asset Disposition, including proceeds of any insurance policies received by the Borrower or any of its Subsidiaries in connection with such Asset Disposition (other than business interruption insurance) (except to the extent that such insurance proceeds are used by the Borrower or its Subsidiaries to repair or replace the assets or property the destruction or loss of which gave rise to such insurance), and amounts received by the Borrower or any of its Subsidiaries pursuant to any expropriation proceeding or condemnation proceeding in connection with such Asset Disposition, provided that with respect to any Subsidiary which is not wholly-owned, directly or indirectly, by the Borrower, the gross amount of the cash proceeds or the amounts so received shall be the Borrower’s direct or indirect pro rata share of such proceeds or amounts based on its ownership percentage, direct or indirect, of such non-wholly-owned Subsidiary (and the amount of such proceeds shall be deemed to have been received by the Borrower or its Subsidiaries only when distributed, by dividend, repayment of loans or otherwise, to the Borrower or any of its wholly-owned Subsidiaries); minus, in each case, the sum of (a) the amount, if any, of all Taxes paid or payable by the Borrower or any of its Subsidiaries directly resulting from such Asset Disposition or from the distribution of such proceeds by a Subsidiary to the Borrower (including the amount, if any, estimated by the Borrower in good faith at the time of such Asset Disposition for Taxes payable by the Borrower or any of its Subsidiaries on or measured by net income or gain resulting from such Asset Disposition, taking into account any Tax losses or credits available or to be available to the Borrower or any of its Subsidiaries at the time such Taxes are payable that are not used to offset other income or gains), (b) the reasonable out of pocket costs and expenses incurred by the Borrower or any of its Subsidiaries in connection with such Asset Disposition (including reasonable brokerage fees paid to a Person other than an Affiliate of the Borrower or any of its Subsidiaries, but excluding any fees or expenses paid to an Affiliate of the Borrower or any of its Subsidiaries), (c) any reserves established in accordance with GAAP in connection with such Asset Disposition, (d) any other Indebtedness which, pursuant to any agreement in existence prior to the Effective Date, is required to be repaid (and which is repaid) as a direct result of the Asset Disposition, and (e) with respect to any such Net Proceeds under any insurance policy (other than business interruption insurance), the net amount equal to the aggregate amount received in cash in connection with such receipt of insurance proceeds, less the reasonable fees (including without limitation reasonable legal fees), costs, deductibles and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Administrative Agent upon request) incurred, paid for or payable by the Borrower or any Subsidiary in connection with the claim under the insurance policy giving rise to such proceeds, and (ii) with respect to the incurrence of New Indebtedness for Borrowed Money or the issuance of Equity Securities, in either case whether private or public, by the Borrower or any Subsidiary, the net amount equal to the aggregate amount received in cash (including any cash received by way of deferred advance or instalment but only as and when such cash is so received) in connection with such incurrence or issuance, less the reasonable fees (including reasonable legal fees, investment banking fees, accounting fees, consulting fees and placement fees), commissions, printing costs and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Administrative Agent upon request) incurred, paid or payable for by the Borrower or any Subsidiary in connection with such incurrence or issuance; provided that, with respect to any Subsidiary which is not wholly-owned, directly or indirectly, by the Borrower, the gross amount of the cash proceeds or the amounts so received shall be the

Borrower’s direct or indirect pro rata share of such proceeds or amounts based on its ownership percentage, direct or indirect, of such non-wholly-owned Subsidiary (and the amount of such proceeds shall be deemed to have been received by the Borrower or its Subsidiaries only when distributed, by dividend, repayment of loans or otherwise, to the Borrower or any of its wholly-owned Subsidiaries).

“New Indebtedness for Borrowed Money” means any Indebtedness for Borrowed Money incurred by the Borrower or any of its Subsidiaries on or after the Effective Date, pursuant to arrangements not in existence on the Effective Date, whether incurred in the debt capital markets, the commercial bank market or otherwise, other than (a) the issuance of commercial paper or other short-term debt programs, (b) Indebtedness under the Revolving Credit Agreement, the Bilateral Credit Agreements or any other working capital facility, and (c) any other credit facility the proceeds of which are used by the Borrower or any of its Subsidiaries solely in support of reclamation or environmental purposes.

“Non-Extending Lenders” has the meaning set out in the Recitals hereto, and such Non-Extending Lenders are identified on Schedule F-1 hereto.

“Non-Extended Amortization Payments” has the meaning set out in Section 2.7(a).

“Non Recourse Indebtedness” of any Person means any Indebtedness of such Person with respect to which recourse for payment is limited solely to specific assets encumbered by a Lien securing such Indebtedness (or, in the case of a single purpose entity, is limited to such entity); provided, however, that personal recourse of a holder of Indebtedness against any obligor with respect thereto for fraud, misrepresentation, misapplication of cash, waste and other circumstances customarily excluded from non recourse provisions in non recourse financing shall not, by itself, prevent any Indebtedness from being characterized as Non-Recourse Indebtedness, provided further, that if a recourse claim is made in connection therewith, such claim shall no longer constitute Non Recourse Indebtedness for the purposes of this Agreement.

“Note Indenture” means the indenture dated as of September 12, 2002 between the Borrower and The Bank of New York, as trustee, as such indenture may be amended, restated, supplemented, modified or replaced from time to time without contravening the terms of this Agreement.

“Original Credit Agreement” has the meaning set out in the Recitals hereto.

“Original Closing Date” means October 30, 2008, being the date that the Lenders under the Original Credit Agreement advanced their respective Loans to the Borrower.

“Original Lenders” has the meaning set out in the Recitals hereto.

“Original Maturity Date” means October 30, 2011.

“Payment Office” means the Administrative Agent’s office located at 1111 Fannin Street, Floor 10, Houston, Texas, 77002), Attention: Administrative Officer (or such other office or individual as the Administrative Agent may hereafter designate in writing to the other parties hereto); provided that, solely with respect to the Tranche B Commitments, “Payment Office” shall mean the Toronto branch office of the Administrative Agent located at Suite 1800, South Tower, Royal Bank Plaza, Toronto, Ontario, Attention: Administrative Officer (or such other office or individual as the Administrative Agent may hereafter designate in writing to the other parties hereto).

“Pension Plan” means any pension benefit plan within the meaning of the Pension Benefits Act (Ontario) in respect of which the Borrower and its Subsidiaries makes or has made contributions in respect of its employees.

“Permitted Bridge Refinancing Debt” means Indebtedness of the Borrower that is issued in exchange for all or part of, or the net proceeds of which are used to refinance, replace, defease or refund in whole or in part, Indebtedness of the Borrower under the Bridge Credit Agreement, provided that the incurrence of such Indebtedness is not prohibited by the terms of the Bridge Credit Agreement.

“Permitted Holders” means (a) any lineal descendent of Dr. Norman B. Keevil Sr. (treating for this purpose, any legally adopted descendant as a lineal descendant); (b) the spouse of any Person listed in clause (a); (c) the estate trustee or administrator of any Person listed in clauses (a) and (b); (d) any trust (whether testamentary or inter vivos) primarily for the lineal descendants of Dr. Norman B. Keevil Sr. or spouses of such lineal descendants; (e) Sumitomo Metal Mining Co., Ltd. or its subsidiaries; and (f) any and all corporations or other entities which are directly or indirectly Controlled by any one or more of the foregoing.

“Permitted Liens” means (a) Liens in favour of the Collateral Trustee for the benefit of the Secured Parties for the obligations of any Credit Party under or pursuant to the Financing Documents, (b) Liens in favour of the Collateral Trustee for the benefit of the applicable secured parties for the obligations of any Credit Party under or pursuant to the terms of any Specified Debt, provided that such Liens are granted pursuant to, and governed by the terms of, the Security Indenture, (c) Purchase Money Liens securing Indebtedness permitted by Section 6.1(d) and Liens to secure Capital Lease Obligations permitted by Section 6.1(d), (d) Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith in compliance with Section 5.3, and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of the Borrower or any of its Subsidiaries, (e) carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of applicable Law, arising in the ordinary course of business, which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of the Borrower or any of its Subsidiaries, provided that the Borrower and any such Subsidiary shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors, (f) statutory Liens incurred or pledges or deposits made under worker’s compensation, employment insurance and other social security legislation, (g) Liens or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the ordinary course of business, (h) servitudes, easements, rights-of-way, restrictions and other similar encumbrances on real property imposed by applicable Law or incurred in the ordinary course of business and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries, (i) Liens of or resulting from any judgement or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Borrower or the applicable Subsidiary shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured, (j) undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law or which although filed or registered, relate to obligations not due or delinquent, (k) the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof, (l) securities to public utilities or to any municipalities or Governmental Authorities or other public authority when required by the utility, municipality or Governmental Authorities or other public authority in connection with the supply of services or utilities to the Borrower and its Subsidiaries, (m) Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not materially and adversely affect the use of the lands by the Borrower or any of its Subsidiaries, (n) Liens consisting of royalties payable with respect to any asset or property of the Borrower and its Subsidiaries existing as of the Effective Date; provided that the existence of any such Lien on any material property or asset of the Borrower and its Subsidiaries shall have been disclosed in writing to the Lenders prior to the Effective Date, (o) statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of the Borrower or any of its Subsidiaries under Environmental Laws to which any assets of the Borrower or such Subsidiary are subject, (p) a Lien granted by the Borrower and any of its Subsidiaries to a landlord to secure the payment of arrears of rent in respect of leased properties in the Province of Quebec leased from such landlord, provided that such Lien is limited to the assets located at or about such leased properties; (q) any Lien on any property or asset of the Borrower and any of its Subsidiaries existing on the date hereof and set out in Schedule 6.2; provided that (i) such Lien shall not apply to any other property or asset of the Borrower and its Subsidiaries, and (ii) such Lien shall secure only those obligations which it secures on the date hereof; (r) any Lien existing on any property or asset prior to the acquisition thereof by the Borrower and any of its Subsidiaries or existing on any property or asset of any Person that becomes a Subsidiary of the Borrower after the date hereof prior to the time such Person becomes a Subsidiary; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Borrower or any other Subsidiary, and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be; (s) any defect in title existing on the Effective Date and disclosed in any title opinion or title insurance policy delivered pursuant to Section 4.1(b) or Section 5.7(b), as applicable; (t) any Lien on any property or asset of the Borrower and any of its Subsidiaries securing Indebtedness existing on the date hereof and any extension, renewal or replacement of such Indebtedness; provided that (i) such Lien shall not apply to any other property or asset of the Borrower or its Subsidiaries, and (ii) the principal amount secured by such Lien is not increased; and (u) any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted under this paragraph (u) shall not be extended to cover any additional Indebtedness of the Borrower or any of its Subsidiaries or their respective property (other than a substitution of like property).

“Permitted Refinancing Debt” means, collectively, Permitted Bridge Refinancing Debt and Permitted Term Refinancing Debt.

“Permitted Term Refinancing Debt” means Indebtedness of the Borrower that is issued in exchange for all or part of, or the net proceeds of which are used to refinance, replace, defease or refund in whole or in part, Indebtedness of the Borrower under this Agreement, provided that, if the amount of any Permitted Term Refinancing Debt is not sufficient to repay in full all amounts outstanding hereunder, then (i) no material terms applicable to such Indebtedness (including the covenants, events of default and subordination provisions thereof) are materially less favourable to the Borrower or the Lenders than the terms that are applicable hereunder, (ii) the covenants contained therein are no more restrictive than the covenants contained herein, (iii) the timing and amounts of principal amortization payments (including any sinking fund therefor) on such Indebtedness are no sooner and no greater, respectively, than the timing and amounts of principal repayments hereunder, (iv) such Indebtedness shall mature beyond June 30, 2013, and (v) such Indebtedness is otherwise on terms and conditions satisfactory to the Administrative Agent, acting reasonably; provided, however, that the restrictions in subparagraphs (i) and (v) above shall not apply to pricing of such Indebtedness.

“Person” includes any natural person, corporation, company, limited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity.

“Post-Closing Requirements” has the meaning set out in Section 5.7(b).

“PPSA” means the Personal Property Security Act (Ontario), as amended from time to time.

“Pro Forma Leverage Ratio” means, on any day on which Indebtedness is to be incurred, or an Acquisition, Investment or Capital Expenditure is to be made, the Leverage Ratio on such day (calculated to give pro forma effect to any incurrence or any repayments of Indebtedness occurring on such day, including as a result of any such Acquisition, Investment or Capital Expenditure to be consummated on such day).

“Purchase Money Lien” means a Lien taken or reserved in personal property to secure payment of all or part of its purchase price, provided that such Lien (i) secures an amount not exceeding the lesser of the purchase price of such personal property and the fair market value of such personal property at the time such Lien is taken or reserved, (ii) extends only to such personal property and its proceeds, and (iii) is granted prior to or within 30 days after the purchase of such personal property.

“Purchased Royalty” means the net profits interest computed by reference to 96% of the net production of the mines owned by Elk Valley Coal Partnership and by Elkview Mine Limited Partnership and of other cash flows generated within Fording LP granted to Fording Trust by Fording LP.

“Quarterly Date” means each of the last day of each of March, June, September and December in each calendar year.

“Rated Debt” means the secured debt of the Borrower under this Agreement.

“Register” has the meaning set forth in Section 9.4(c).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Release” means an actual or potential discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage or disposal of a Hazardous Materials which is or may be in breach of any Environmental Laws.

“Required Lenders” means, at any time, Lenders having Exposures representing more than 51% of the sum of the aggregate Exposures at such time.

“Responsible Officer” means, with respect to any corporation, the chairman, the president, any vice president, the chief executive officer or the chief operating officer, and, in respect of financial or accounting matters, any Financial Officer of such corporation; unless otherwise specified, all references herein to a Responsible Officer mean a Responsible Officer of the Borrower.

“Restricted Payment” means, with respect to any Person, any payment by such Person (i) of any dividends on any of its Equity Securities, (ii) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of its Equity Securities or any warrants, options or rights to acquire any such shares, or the making by such Person of any other distribution in respect of any of its Equity Securities, or (iii) of any principal of or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for, any Indebtedness of such Person ranking in right of payment subordinate to any liability of such Person under the Financing Documents.

“Revolving Credit Agreement” means the credit agreement dated as of March 7, 2002 among the Borrower, the lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent, as such credit agreement may be amended, restated, supplemented, modified or replaced from time to time without contravening the terms of this Agreement.

“Rolling Period” means, commencing with the Fiscal Quarter ending on December 31, 2008, each Fiscal Quarter taken together with the three immediately preceding Fiscal Quarters.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc.

“Secured Hedge Agreement” means (i) all Hedge Agreements between the Borrower or a Subsidiary and a Lender (or Lender Affiliate), and (ii) all Hedge Agreements between the Borrower or a Subsidiary and any other Person which is a counterparty under a Hedge Agreement with the Borrower or any of its Subsidiaries on the Effective Date, but only to the extent that the contractual arrangements with such other Person require that such other Person obtain the benefit of the Security Documents.

“Secured Hedge Counterparty” means (i) any Lender or Lender Affiliate (as each such term is defined under this Agreement or under the Bridge Credit Agreement) in its capacity as a counterparty to a Secured Hedge Agreement, and (ii) any other Person which is a counterparty under a Hedge Agreement with the Borrower or any of its Subsidiaries on the Effective Date, but only to the extent that the contractual arrangements with such other Person require that such other Person obtain the benefit of the Security Documents. For the avoidance of doubt, a Secured Hedge Counterparty under paragraph (i) of this definition that ceases to be a Lender shall remain a Secured Hedge Counterparty.

“Secured Hedge Obligations” means all Indebtedness arising under any Secured Hedge Agreement.

“Secured Liabilities” means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, mature or unmatured) of the Credit Parties to the Secured Parties under, in connection with or with respect to the Financing Documents, and any unpaid balance thereof.

“Secured Parties” means the Collateral Trustee, the Administrative Agent and the Lenders.

“Security Documents” means the Security Indenture, the bonds and pledge agreements delivered pursuant to the Security Indenture, the mortgages, the security agreements, the securities pledge agreements, the agreements or instruments described or referred to in Section 4.1, Section 5.10 and Schedule D (including, to the extent either of such Sections describe an amendment, the agreement or instrument amended thereby) and any and all other agreements or instruments now or hereafter executed and delivered by any Credit Party as security for the payment or performance of all or part of the Secured Liabilities, as any of the foregoing may have been, or may hereafter be, amended, modified or supplemented.

“Security Indenture” means the trust indenture to be entered into by the Borrower and the Collateral Trustee pursuant to which the Collateral Trustee will hold security in accordance with the Security Principles for the benefit of (a) the Secured Parties and (b) holders of or agents or trustees for the holders of Specified Debt, as the same may be amended, restated, supplemented, modified or replaced from time to time.

“Security Principles” means the principles and priorities relating to the provision of the Security Documents as set out in Schedule D.

“Solvent” means, with respect to any Person on any date of determination, that on such date (i) the fair value of the property (for the avoidance of doubt, calculated to include goodwill and other intangibles) of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (ii) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (iii) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature, and (iv) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital; the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Specified Debt” means Indebtedness outstanding under any Permitted Refinancing Debt, the Note Indenture, the Bridge Credit Agreement, the Revolving Credit Agreement, or any of the Bilateral Credit Agreements, any Indebtedness permitted to be secured under Section 6.2(c), the Letter of Credit Obligations or the Hedge Obligations in favour of a Secured Hedge Counterparty.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Federal Reserve Board to which the Administrative Agent is subject) with respect to the Adjusted LIBO Rate, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. LIBO Rate Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, limited partnership, association or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, directly or indirectly owned by such Person or one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person.

“Subsidiary” means any subsidiary of the Borrower.

“Subsidiary Guarantee” means a guarantee substantially in the form attached as Exhibit D.

“Tax Receipt” means any amount received by the Borrower and any of its Subsidiaries in connection with foreign, Canadian, United States, state, provincial, or local or other tax refunds (other than ordinary course sales tax refunds, including Canadian goods and services tax refunds).

“Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not.

“Tranche A Commitments” means the Commitments of the Tranche A Lenders.

“Tranche A Lender” means any Lender which will fund its loan from an office located outside Canada.

“Tranche B Commitments” means the Commitments of the Tranche B Lenders.

“Tranche B Lender” means any Lender which will fund its loan from an office located within Canada.

“Tranches” means the Tranche A Commitments and the Tranche B Commitments, and “Tranche” means either of them.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Alternate Base Rate, the U.S. Base Rate or the LIBO Rate.

“UCC” means the Uniform Commercial Code as the same may be, from time to time, in effect in the State of New York or the UCC (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any security interest in any item or items of collateral.

“U.S. Base Rate” means, on any day, the annual rate of interest equal to the greatest of (i) the annual rate of interest announced by the Administrative Agent and in effect as its base rate at its branch in Toronto, Ontario on such day for determining interest rates on U.S. Dollar-denominated commercial loans made in Canada, (ii) the 30-day LIBO Rate plus 1%, and (iii) the Federal Funds Effective Rate plus 0.50%. For purposes of this Agreement, any change in the U.S. Base Rate due to a change in the Federal Funds Effective Rate, the 30-day LIBO Rate or the U.S. Base Rate shall be effective as of the opening of business on the effective date of such change in the Federal Funds Effective Rate, the 30-day LIBO Rate or the U.S. Base Rate, as the case may be. If for any reason the Administrative Agent shall have determined (which determination shall be conclusive and binding, absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, including but not limited to the inability of the

Administrative Agent to obtain sufficient bids or publications in accordance with the terms hereof, the U.S. Base Rate shall be the rate described in subparagraph (i) above until the circumstances giving rise to such inability no longer exist.

“U.S. Base Rate Borrowing” means a Borrowing comprised of one or more U.S. Base Rate Loans.

“U.S. Base Rate Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the U.S. Base Rate.

“U.S. Dollars” and “U.S.$” refer to lawful money of the United States of America.

“U.S. Patriot Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 signed into law October 26, 2001), as amended or modified from time to time.

“U.S. Prime Rate” means, on any day, the annual rate of interest announced by the Administrative Agent and in effect as its prime rate at its principal office in New York City on such day for determining interest rates on U.S. Dollar-denominated commercial loans made in the United States.

“wholly-owned subsidiary” of a Person means any subsidiary of such Person of which securities (except for directors’ qualifying shares) or other ownership interests representing 100% of the equity or 100% of the ordinary voting power or 100% of the general partnership or membership interests are, at the time any determination is being made, directly or indirectly owned by such Person or one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

1.2 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word ‘shall”. The word “or” is disjunctive; the word “and” is conjunctive. The word “shall” is mandatory; the word “may” is permissive. The words “to the knowledge of” means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by the Person (or, in the case or a Person other than a natural Person, known by the Responsible Officer of that Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by the Person (or, in the case of a Person other than a natural Person, would have been known by such Responsible Officer of that Person). Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

1.3 Québec Matters. For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction liens” shall include “legal hypothecs”; (l) “joint and several” shall include “solidary”; (m) “gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”; (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”; (o) “easement” shall include “servitude”; (p) “priority” shall include “prior claim”; (q) “survey” shall include “certificate of location and plan”; (r) “state” shall include “province”; (s) “fee simple title” shall include “absolute ownership”; (t) “accounts” shall include “claims”.

1.4 Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time. All calculations for the purposes of determining compliance with the financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the date of this Agreement and used in the preparation of the consolidated financial statements of the Borrower referred to in Section 5.1(a). Upon the adoption by the Borrower of International Financial Reporting Standards, or in the event of a change in GAAP, the Borrower and the Administrative Agent shall negotiate in good faith to revise (if appropriate) such covenants to give effect to the intention of the parties under this Agreement as at the Effective Date, and any new covenant shall be subject to approval by the Required Lenders. Until the successful conclusion of any such negotiation and approval by the Required Lenders, all calculations thereafter made for the purpose of determining compliance with the financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the Effective Date.

1.5 Time. All time references herein shall, unless otherwise specified, be references to local time in Toronto, Canada. Time is of the essence of this Agreement and the other Financing Documents.

1.6 Permitted Liens. Any reference in any of the Financing Documents to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Financing Documents to any Permitted Lien.

ARTICLE 2

THE CREDIT FACILITY

2.1 Credit Facility. Each Lender under the Original Credit Agreement made a Loan to the Borrower in U.S. Dollars in a single advance on the Original Closing Date in an aggregate principal amount equal to the amount set forth beside such Lender’s name in Schedule A under the heading “Commitment” in the Original Credit Agreement. Notwithstanding anything contained herein to the contrary, each of the parties hereto acknowledges and agrees that all Loans were advanced to the Borrower on the Original Closing Date, the Lenders are not committed to make further Loans to the Borrower under this Agreement, and the Borrower shall not be entitled to request or receive additional Loans under this Agreement. The Borrower may elect to convert or continue a Borrowing to a different Type of Borrowing in accordance with this Article 2.

2.2 Rollovers and Conversions of Loans.

(a) Subject to Section 2.12, each Borrowing shall be comprised entirely of ABR Loans, U.S. Base Rate Loans or LIBO Loans as the Borrower may request in accordance herewith. Tranche A Lenders will make ABR Loans and/or LIBO Loans but not U.S. Base Rate Loans, and Tranche B Lenders will make U.S. Base Rate Loans and/or LIBO Loans but not ABR Loans.

(b) At the commencement of each Interest Period for any conversion or continuation of a LIBO Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of U.S.$1,000,000 and not less than U.S.$10,000,000. At the time that any conversion or continuation of an ABR Borrowing or a U.S. Base Rate Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of U.S.$1,000,000 and not less than U.S.$10,000,000; provided that an ABR Borrowing or a U.S. Base Rate Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total applicable Commitments. Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of 10 LIBO Borrowings outstanding under each Tranche.

(c) Subject to Section 9.4(b), (a) if any Tranche A Lender wishes to assign all or part of its Commitments to a Person which will fund its loan from an office located within Canada, the Administrative Agent may record the assigned Commitment in the Register as a Tranche B Commitment, and (b) if any Tranche B Lender wishes to assign all or part of its Commitments to a Person which will fund its loan from an office located outside Canada, the Administrative Agent may record the assigned Commitment in the Register as a Tranche A Commitment. In connection with any such assignment, the Administrative Agent will make the appropriate adjustments in the Register to ensure that the aggregate amount of the combined Commitments remains unchanged after giving effect to such assignment.

2.3 Requests for Borrowings

(a) The Borrower may elect to convert a Borrowing to a different Type or to continue such Borrowing and, in the case of a LIBO Borrowing, may elect a new Interest Period therefor, all as provided in this Section 2.3(a). The Borrower may elect different options with respect to different portions of the affected Borrowing within each Tranche, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing in such Tranche, and the Loans comprising each such portion shall be considered a separate Borrowing. To make an election pursuant to this Section 2.3(a), the Borrower shall notify the Administrative Agent of such election by telephone by (i) in the case of a LIBO Borrowing, not later than 12:00 noon, Toronto time, three Business Days before the date of the proposed Borrowing, or (ii) in the case of an ABR Borrowing or a U.S. Base Rate Borrowing, not later than 12:00 noon, Toronto time, one Business Day before the date of the proposed Borrowing. Each such telephone request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Borrowing Request. Each such telephone borrowing request and written Borrowing Request shall specify the following information:

(i)	the aggregate amount of the Loans requested to be converted or continued;

(ii)	the date of such conversion or continuation of the applicable Loans, which shall be a Business Day;

(iii)	whether such conversion or continuation is to be to an ABR Borrowing, a U.S. Base Rate Borrowing or a LIBO Borrowing; and

(iv)	in the case of a conversion or continuation to a LIBO Borrowing, the Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”.

The Administrative Agent and each Lender are entitled to rely upon and act upon any telephone borrowing request or written Borrowing Request given or purportedly given by the Borrower, and the Borrower hereby waives the right to dispute the authenticity and validity of any such transaction once the Loans have been converted or continued based on such telephone borrowing request or written Borrowing Request.

(b) In the absence of a timely and proper election with regard to LIBO Borrowings, the Borrower shall be deemed to have elected to convert such LIBO Borrowings to ABR Borrowings (for Tranche A Lenders) or U.S. Base Rate Borrowings (for Tranche B Lenders) on the last day of the Interest Period of the relevant LIBO Borrowings.

2.4 [Intentionally Deleted].

2.5 Interest.

(a) The Loans comprising each ABR Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin from time to time in effect. The Loans comprising each U.S. Base Rate Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the U.S. Base Rate plus the Applicable Margin from time to time in effect. The Loans comprising each LIBO Borrowing shall bear interest (computed on the basis of the actual number of days in the relevant Interest Period over a year of 360 days) at the Adjusted LIBO Rate for the Interest Period in effect for such LIBO Borrowing plus the Applicable Margin.

(b) Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the rate otherwise applicable to such Loan.

(c) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date and upon termination of the relevant Commitments, and in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

(d) All interest hereunder shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Any Loan that is repaid on the same day on which it is made shall bear interest for one day. The applicable Alternate Base Rate, U.S. Base Rate or Adjusted LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(e) For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(f) If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary) (i) first, by reducing the amount or rate of interest; and (ii) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

2.6 Amortization Payments and Interest Payments - Escrow. The Borrower may (but need not) deposit with the Administrative Agent, at any time, an amount or amounts in the aggregate not exceeding at any time the aggregate of the Amortization Payments and interest payments required to be made by the Borrower hereunder during the next two Fiscal Quarters. Any amounts deposited with the Administrative Agent pursuant to this Section 2.6 shall be held by the Administrative Agent in an interest-bearing escrow account, and all interest earned on such amounts will be for the account of the Borrower.

2.7 Repayment of Loans.

(a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the Extending Lenders or the Non-Extending Lenders, as applicable, the then unpaid principal amount of each Loan held by such Lenders in the amounts and on the dates set forth below (in each case as reduced by the application of any prepayments made pursuant to Section 2.9):

Date	Amount – Payable to the Administrative Agent for the account of each Extending Lender (collectively, the “Extended Amortization Payments”)	Amount – Payable to the Administrative Agent for the account of each Non-Extending Lender (collectively, the “Non-Extended Amortization Payments”)
April 30, 2009		U.S.$53,181,818.20
July 31, 2009		U.S.$53,181,818.18
October 31, 2009		U.S.$53,181,818.18
January 31, 2010		U.S.$53,181,818.18
April 30, 2010	U.S.$426,875,000	U.S.$53,181,818.18
July 31, 2010		U.S.$53,181,818.18
October 31, 2010	U.S.$426,875,000	U.S.$53,181,818.18
January 31, 2011		U.S.$53,181,818.18
April 30, 2011	U.S.$426,875,000	U.S.$53,181,818.18
July 31, 2011		U.S.$53,181,818.18
October 30, 2011	U.S.$426,875,000	U.S.$53,181,818.18
March 31, 2012	U.S.$426,875,000
June 30, 2012	U.S.$426,875,000

Date	Amount – Payable to the Administrative Agent for the account of each Extending Lender (collectively, the “Extended Amortization Payments”)	Amount - Payable to the Administrative Agent for the account of each Non-Extending Lender (collectively, the “Non-Extended Amortization Payments”)
September 30, 2012	U.S.$426,875,000
December 31, 2012	U.S.$426,875,000 plus all other amounts outstanding under this Agreement to the Extending Lenders

2.8 Evidence of Debt.

(a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender hereunder, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(b) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type thereof and, in the case of LIBO Loans, the relevant Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(c) The entries made in the accounts maintained pursuant to Sections 2.8(a) and (b) shall be conclusive evidence (absent manifest error) of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement. In the event of a conflict between the records maintained by the Administrative Agent and any Lender, the records maintained by the Administrative Agent shall govern.

(d) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.4) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

2.9 Prepayments.

(a) Voluntary Prepayments. Once all amounts owing under the Bridge Credit Agreement have been repaid in full, the Borrower may, at its option, at any time and from time to time, prepay the Loans, in whole or in part, upon giving three Business Days’ prior written notice to the Administrative Agent. Such notice shall specify the date and amount of prepayment and whether the prepayment is of ABR Loans, U.S. Base Rate Loans, LIBO Loans or any combination thereof, and, in each case if a combination thereof, the principal amount allocable to each. Upon receipt of such notice, the Administrative Agent shall promptly notify each Lender of the contents thereof and of such Lender’s Applicable Percentage of such prepayment. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with any amounts payable pursuant to Section 2.14 and accrued interest to such date on the amount prepaid. Each voluntary prepayment shall be in a minimum principal amount of U.S.$5,000,000 and in an integral multiple of U.S.$1,000,000. The monetary limits set forth above may be reduced if and to the extent that the outstanding amount of the relevant Borrowing is less than the applicable limit. Any amount which is voluntarily repaid pursuant to this Section 2.9 may not be reborrowed. Each voluntary payment shall be applied, firstly, against all of the Non-Extended Amortization Payments in reverse order of maturity, and secondly, against all of the Extended Amortization Payments in reverse order of maturity.

(b) Mandatory Prepayments and Commitment Reductions.

(i)

On or before the 45th day after the last day of each Fiscal Quarter of the Borrower ending on or after the Effective Date, the Borrower shall deliver to the Administrative Agent a certificate signed by a Responsible Officer of the Borrower, setting out in reasonable detail the calculation of Excess Cash Flow for the most recent completed Fiscal Quarter. Once all amounts owing under the Bridge Credit Agreement have been repaid in full, the Borrower shall, on the 5th Business Day after delivery of the notice provided above, but in no event later than the 52nd day after the last day of such Fiscal Quarter of the Borrower, prepay (by payment to the Administrative Agent for the account of the Lenders) an aggregate principal amount of Loans equal to the Applicable Mandatory Prepayment Percentage of Excess Cash Flow for the preceding Fiscal Quarter; provided that the amount required to be paid pursuant to this Section 2.9(b)(i) shall be limited to that amount which, after giving effect to the payment, results in the aggregate cash and Cash Equivalents of the Borrower (excluding amounts committed by the Borrower and its Subsidiaries on account of Capital Expenditures to be paid during the next Fiscal Quarter and amounts deposited in an escrow account with the Administrative Agent under Section 2.6 for the purpose of paying the amortization payments and interest payments required to be made by the Borrower hereunder during the next two Fiscal Quarters) as at the last day of such Fiscal Quarter being not less than $500,000,000.

(ii)

Once all amounts owing under the Bridge Credit Agreement have been repaid in full, and subject to Section 2.9(b)(v), the Borrower shall, within five Business Days of receipt by the Borrower or any of its Subsidiaries of Net Proceeds from such Asset Disposition, prepay (by payment to the

Administrative Agent for the account of the Lenders) an aggregate principal amount of Loans equal to the Applicable Mandatory Prepayment Percentage of such Net Proceeds, provided that this prepayment requirement (for greater certainty after giving effect to Section 2.9(b)(v)) shall not apply until the amount required to be prepaid pursuant to this Section 2.9(b)(ii) since the last such prepayment is greater than $50,000,000, at which time the amount required to be prepaid shall be prepaid.

(iii)	Once all amounts owing under the Bridge Credit Agreement have been repaid in full, and subject to Section 2.9(b)(v), the Borrower shall, within five Business Days of receipt by the Borrower or any of its Subsidiaries of Net Proceeds from the (a) incurrence of New Indebtedness for Borrowed Money or (b) issuance of Equity Securities, in each case, by the Borrower or any of its Subsidiaries, prepay (by payment to the Administrative Agent for the account of the Lenders) an aggregate principal amount of Loans equal to the Applicable Mandatory Prepayment Percentage of the Net Proceeds of any such incurrence of New Indebtedness for Borrowed Money or issuance of Equity Securities; provided that this Section 2.9(b)(iii) shall not apply to (A) issuances of Equity Securities by the Borrower or any of its Subsidiaries to officers, directors or employees of the Borrower or such Subsidiary under employee stock ownership plans of the Borrower or such Subsidiary, (B) the issuance of Equity Securities by a Subsidiary to the Borrower or another Subsidiary, or (C) the incurrence of New Indebtedness for Borrowed Money by the Borrower or a Subsidiary from another Subsidiary or the Borrower.

(iv)	The Borrower shall, contemporaneously with any Change in Control, prepay (by payment to the Administrative Agent for the account of the Lenders) all amounts owing to each Lender hereunder, together with any amounts payable pursuant to Section 2.14 and accrued interest to such date on the amount so prepaid in accordance with Section 2.5(c).

(v)	Notwithstanding Sections 2.9(b)(ii) and (iii), in circumstances where the Applicable Mandatory Prepayment Percentage is 100%, the Borrower may nonetheless retain up to 50% of the Net Proceeds received from any Asset Disposition, any incurrence of unsecured New Indebtedness for Borrowed Money and any issuance of Equity Securities; provided that:

(A)	with respect to any such Asset Disposition, the Borrower may retain pursuant to this Section 2.9(b)(v)(A) up to an aggregate amount of $50,000,000 of Net Proceeds from all Asset Dispositions during the term of this Agreement, and

(B)	with respect to any such incurrence of unsecured New Indebtedness for Borrowed Money and any such issuance of Equity Securities, the Borrower may retain pursuant to this

Section 2.9(b)(v)(B) up to an aggregate amount of $500,000,000 for all incurrences of unsecured New Indebtedness for Borrowed Money and all issuances of Equity Securities during the term of this Agreement; provided further that the maximum aggregate amount of Net Proceeds that the Borrower may retain pursuant to this Section 2.9(b)(v)(B) from any such incurrence of unsecured New Indebtedness for Borrowed Money shall not exceed an aggregate amount of $150,000,000 during the term of this Agreement.

(vi)	Prepayments of the Loans pursuant to Section 2.9(b)(i), (ii) or (iii) shall be applied, firstly, on a pro rata basis against the Extended Amortization Payments in reverse order of maturity, and secondly, on a pro rata basis against the Non-Extended Amortization Payments in reverse order of maturity. In the case of any prepayment pursuant to any of Sections 2.9(b)(i), (ii) or (iii), the Borrower shall provide to the Administrative Agent written notice of such prepayment at least three Business Days prior to the date such prepayment is to be made. If any such notice is given, the amount specified in such notice shall be due and payable on the date required by this Section 2.9(b), together with any amounts payable pursuant to Section 2.14 and accrued interest to such date on the amount so prepaid in accordance with Section 2.5(c) (it being agreed that the full amount of any mandatory prepayment to be made in respect of a LIBO Rate Loan will be deposited in a cash collateral account maintained by the Administrative Agent and will be applied by the Administrative Agent against the amount of the relevant LIBO Rate Loans on the earliest of (i) the date which is 60 days after receipt by the Administrative Agent of such prepayment, (ii) the last day of the applicable Interest Period, or (iii) the occurrence of an Event of Default). Upon receipt of such notice, the Administrative Agent shall promptly notify each Lender of the contents thereof and of such Lender’s Applicable Percentage of such prepayment. No such prepayment of any Loan may be reborrowed.

(c) Tranches. Any voluntary or mandatory prepayment of Loans shall be made ratably under each Tranche.

(d) Notice by Borrower. Each notice provided by the Borrower hereunder in respect of any prepayment hereunder shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid.

(e) Notice by Administrative Agent. Upon receipt of a notice of prepayment pursuant to this Section 2.9, the Administrative Agent shall promptly notify each Lender of the contents thereof and of such Lender’s ratable share of such prepayment.

2.10 Fees.

(a) The Borrower shall pay to the Administrative Agent, for the account of the Persons stipulated therein, the fees contemplated by the Fee Letter.

(b) The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon in writing between the Borrower and the Administrative Agent.

(c) All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent.

2.11 [Deleted Intentionally].

2.12 Alternate Rate of Interest. If prior to the commencement of any Interest Period for a LIBO Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period; or

(b) the Administrative Agent is advised by any Lender that such Lender has reasonably determined that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lender of making or maintaining its Loan included in such LIBO Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Borrowing Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBO Borrowing shall be ineffective with respect to the affected Lender, and shall be deemed to have instead requested an ABR Borrowing (from Tranche A Lenders) or a U.S. Base Rate Borrowing (from Tranche B Lenders) in the same amount and on the same date, and (ii) if any Borrowing Request requests a LIBO Borrowing, such Borrowing shall be made by the affected Lender as an ABR Borrowing (from Tranche A Lenders) or a U.S. Base Rate Borrowing (from Tranche B Lenders); provided that if the circumstances giving rise to such notice do not affect all the Lenders, then requests by the Borrower for LIBO Borrowings may be made to Lenders that are not affected thereby.

2.13 Increased Costs; Illegality.

(a) If any Change in Law shall:

(i)	impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender; or

(ii)	impose on any Lender or the London interbank market any other condition affecting this Agreement (including the imposition on any Lender of, or any change to, any Tax or other charge with respect to its LIBO Loans or participation therein, or its obligation to make LIBO Loans;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender of participating in, issuing or maintaining any Loan or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and such Lender’s desired return on capital), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c) A certificate of a Lender setting forth amount or amounts necessary to compensate such Lender as specified in Sections 2.13 (a) or (b), together with a brief description of the Change of Law, shall be delivered to the Borrower, and shall be conclusive absent manifest error. In preparing any such certificate, a Lender shall be entitled to use averages and to make reasonable estimates, and shall not be required to “match contracts” or to isolate particular transactions. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section 2.13 shall not constitute a waiver of such Lender’s right to demand such compensation.

(e) In the event that any Lender shall have determined (which determination shall be reasonably exercised and shall, absent manifest error, be final, conclusive and binding upon all parties) at any time that the making or continuance of any LIBO Loan has become unlawful or materially restricted as a result of compliance by such Lender in good faith with any Change in Law, or by any applicable guideline or order (whether or not having the force of law and whether or not failure to comply therewith would be unlawful), then, in any such event, such Lender shall give prompt notice (by telephone and confirmed in writing) to the Borrower and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to the other Lenders). Upon the giving of the notice to the Borrower referred to in this Section 2.13(e), the Borrower’s right to request (by continuation, conversion or otherwise), and such Lender’s obligation to make, LIBO Loans shall be immediately suspended, and thereafter any requested Borrowing of LIBO Loans shall, as to such Lender only, be deemed to be a request for an ABR Loan (from a Tranche A Lender) or a U.S. Base Rate Loan (from a

Tranche B Lender), and if the affected LIBO Loan or Loans are then outstanding, the Borrower shall immediately, or if permitted by applicable Law, no later than the date permitted thereby, upon at least one Business Day prior written notice to the Administrative Agent and the affected Lender, convert each such LIBO Loan into an ABR Loan (from Tranche A Lenders) or a U.S. Base Rate Loan (from Tranche B Lenders), provided that if more than one Lender is affected at any time, then all affected Lenders must be treated the same pursuant to this Section 2.13(e).

(f) Any increased costs payable by the Borrower pursuant to this Section 2.13 shall not include increased costs resulting from any Laws of which the Lender requesting the increased cost had actual knowledge prior to the date of this Agreement, or any penalty or other charges payable by such Lender due to its failure to pay or delay in paying any amount required to be paid by it pursuant to this Section 2.13. Any Lender requesting increased costs pursuant to this Section 2.13 will use its reasonable commercial efforts to minimize the amounts payable by the Borrower pursuant to this Section 2.13.

2.14 Break Funding Payments. In the event of (i) the failure by the Borrower to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered by the Borrower pursuant hereto, or (ii) the payment or conversion of any principal of any LIBO Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any LIBO Loan other than on the last day of the Interest Period applicable thereto, or (c) the assignment of any LIBO Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.18, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a LIBO Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period and the interest rate which such Lender would bid were it to bid, at the commencement of such period, for U.S. Dollar deposits of a comparable amount and period from other banks in the London interbank market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.14 shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

2.15 Taxes.

(a) Any and all payments by or on account of any obligation of the Borrower hereunder shall be made free and clear of and without deduction for any Indemnified Taxes; provided that if the Borrower shall be required to deduct any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that, after making all required deductions (including deductions applicable to additional sums payable under this Section 2.15), the Administrative Agent or applicable Lender (as the case may be) receives an amount equal to the sum it would have received had no such deduction been made, (ii) the

Borrower shall make such deduction, and (iii) the Borrower shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable Law.

(b) In addition to the payments by the Borrower required by Section 2.15(a), the Borrower shall pay any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement to the relevant Governmental Authority in accordance with applicable Law.

(c) The Borrower shall indemnify the Administrative Agent and each Lender, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Administrative Agent or such Lender, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.15) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender, or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) As soon as practicable after any payment of Indemnified Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

2.16 Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a) The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest or fees, amounts payable under any of Sections 2.13, 2.14 or 2.15, or otherwise) prior to 12:00 noon, Toronto time, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at the Payment Office, except that payments pursuant to any of Sections 2.13, 2.14, 2.15 and 9.3 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension, provided that, in the case of any payment with respect to a LIBO Loan, the date for payment shall be advanced to the next preceding Business Day if the next succeeding Business Day is in a subsequent calendar month. Except for any reimbursement of out-of-pocket costs and expenses (which may be made in Canadian Dollars if such reimburseable out-of-pocket costs and expenses have been invoiced in Canadian Dollars), all payments hereunder shall be made in U.S. Dollars.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(c) If, after the occurrence of an Event of Default, any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) this Section 2.16(c) shall not apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d) Unless the Administrative Agent shall have received written notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the applicable rate for ABR Loans (for Tranche A Lenders) or the applicable rate for U.S. Base Rate Loans (for Tranche B Lenders).

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.16(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Section 2.16(d) until all such unsatisfied obligations are fully paid.

(f) Nothing in this Agreement shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.17 Currency Indemnity. If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Financing Document, it becomes necessary to convert into the currency of such jurisdiction (the “Judgment Currency”) any amount due under this Agreement or under any other Financing Document in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose “rate of exchange” means the rate at which the Administrative Agent is able, on the relevant date, to purchase the required amount of the Currency Due with the Judgment Currency in accordance with its normal practice at its branch in Toronto, Ontario. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of receipt by the Administrative Agent of the amount due, the Borrower will, on the date of receipt by the Administrative Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Administrative Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Administrative Agent is the amount then due under this Agreement or such other Financing Document in the Currency Due. If the amount of the Currency Due which the Administrative Agent is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrower shall indemnify and save the Administrative Agent and the Lenders harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other Financing Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Administrative Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Financing Document or under any judgment or order.

2.18 Mitigation Obligations; Replacement of Lenders.

(a) If any Lender requests compensation under Section 2.13, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.13 or 2.15, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If any Lender requests compensation under Section 2.13, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, then the Borrower may, in its discretion, and at the sole expense of the Borrower (including the processing and recording fee contemplated by Section 9.4(b)), upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.4), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be, another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.13 or payments required to be made pursuant to Section 2.15, such assignment will result in a reduction in such compensation or payments.

A Lender shall not be required to make any such assignment and delegation, and the Borrower shall not be permitted to make any prepayment contemplated by Section 2.18(b), if (in either case), prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such an assignment and delegation or to make such a prepayment cease to apply.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lenders as of the Effective Date that:

3.1 Organization; Powers. The Borrower and each Subsidiary (except for inactive Subsidiaries which are to be dissolved) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now and formerly conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

3.2 Authorization; Enforceability. The execution, delivery and performance of this Agreement and the other Financing Documents are, or when executed and delivered will be, within each Credit Party’s corporate powers and have been duly authorized by all necessary corporate and, if required, shareholder action. This Agreement and the other Financing Documents have been, or when executed and delivered will be, duly executed and delivered by each Credit Party (as applicable) and constitute legal, valid and binding obligations of each Credit Party (as applicable), enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

3.3 Governmental Approvals; No Conflicts. The execution, delivery and performance of this Agreement and the other Financing Documents (a) do not (or when executed and delivered will not) require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except as disclosed in Schedule 3.3, (b) will not violate in any material respect any applicable Law or the charter, by-laws or other organizational documents of any Credit Party or any order of any Governmental Authority, (c) will not violate in any material respect or result in a material default under any indenture, agreement or other instrument binding upon any Credit Party or their respective assets, or give rise to a right thereunder to require any payment to be made by any Credit Party, and (d) will not result in the creation or imposition of any Lien on any asset of any Credit Party, except for any Lien arising in favour of the Collateral Trustee under the Security Indenture.

3.4 Financial Condition; No Material Adverse Effect.

(a) The Borrower has furnished to the Lenders the consolidated balance sheets and statements of income, retained earnings and cash flow as of and for its fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008, reported on by its auditors. Such financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Borrower as of such dates and for such periods in accordance with GAAP.

(b) Since April 21, 2009, there has been no event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

(c) All information (including that disclosed in all financial statements) pertaining to the Borrower and its Subsidiaries (other than projections) (the “Information”) that has been or will be made available to the Lenders, the Administrative Agent or their Affiliates by the Borrower or any representative of the Borrower and its Subsidiaries, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made. The projections that have been or will be made available to the Lenders, the Administrative Agent or their Affiliates by the Borrower or any representative of the Borrower have been or will be prepared in good faith based upon assumptions which the Borrower considers to be reasonable.

3.5 Litigation.

(a) Except as disclosed in Schedule 3.5, there are no actions, suits or proceedings (including any Tax-related matter) by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of the Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters), or (ii) that involve this Agreement or any other Financing Document.

(b) Except for the Disclosed Matters and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Borrower nor any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability, or (iv) knows of any basis for any Environmental Liability.

(c) Since April 21, 2009, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

3.6 Compliance with Laws and Agreements. The Borrower and each Subsidiary is in compliance with all Laws applicable to it or its property (including, Regulation X of the Board of Governors of the Federal Reserve System) and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Neither the Borrower nor any Subsidiary has violated or failed to obtain any Authorization necessary to the ownership of any of its property or assets or the conduct of its business, which violation or failure could reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.

3.7 Taxes. The Borrower and each Subsidiary has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by the Borrower or a Subsidiary (including all installments with respect to the current period) and has made adequate provision for Taxes for the current period, except Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves and except for Taxes which, if not paid, could not reasonably be expected to result in a Material Adverse Effect.

3.8 Titles to Assets, Security. The Borrower and each Subsidiary has good title to or other interest in its properties and assets as is necessary for the business-like operation of its respective businesses, free and clear of any defects in title, other than Permitted Liens and those which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Schedule 3.8 lists the material Owned Real Property of the Credit Parties. Each of the Security Documents creates, or after the execution and delivery thereof, will create, as security for the Indebtedness, a valid and enforceable perfected, mortgage, charge, security interest and Lien in favour of the Collateral Trustee in the property and assets of the applicable Credit Party purported to be charged thereby subject to no other Liens other than Permitted Liens. No registrations, filings or recordings are required in order to perfect and/or render enforceable as against third parties the security interest created in personal property under any Security Documents except as has been submitted for registration, filing or recording.

3.9 Pension Plans. The Pension Plans are duly registered under the Income Tax Act and any other applicable Laws which require registration, have been administered in accordance with the Income Tax Act and such other applicable Laws and no event has occurred which could reasonably be expected to cause the loss of such registered status, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect. All material obligations of the Borrower and each of its Subsidiaries (including fiduciary, funding, investment and administration obligations) required to be performed in connection with the Pension Plans and the funding agreements therefor have been performed on a timely basis, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect. There are no outstanding disputes concerning the assets of the Pension Plans or the Benefit Plans as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. All contributions or premiums required to be made or paid by the Borrower and each of its Subsidiaries to the Pension Plans or the Benefit Plans have been made on a timely basis in accordance with the terms of such plans and all applicable Laws, except to the extent that any of the foregoing could not reasonably be expected to have a Material Adverse Effect. There have been no improper withdrawals or applications of the assets of the Pension Plans or the Benefit Plans. Except as disclosed in Schedule 3.9, each of the Pension Plans and the Benefit Plans is fully funded on a solvency basis and going concern basis (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable Governmental Authorities and which are consistent with GAAP).

3.10 Disclosure. The Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it or any of the Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

3.11 Defaults. Neither the Borrower nor any Subsidiary is in default nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default under any loan or credit agreement, indenture, mortgage, deed of trust, security agreement or other instrument or agreement evidencing or pertaining to any Indebtedness of, or under any material agreement or instrument to which a Credit Party is a party or by which any Credit Party is bound, except for those defaults which could not reasonably be expected to have a Material Adverse Effect or any defaults disclosed to the Lenders in Schedule 3.11. No Default has occurred and is continuing.

3.12 Casualties; Taking of Properties. Since December 31, 2008, neither the business nor the properties of the Borrower or any Subsidiary have been affected in a manner that has had, or could reasonably be expected to have, a Material Adverse Effect as a result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labour disturbance, embargo, requisition or taking of property or cancellation of contracts, permits or concessions by any domestic or foreign Governmental Authority, riot, activities of armed forces, or acts of God or of any public enemy.

3.13 Subsidiaries.

(a) As of the Effective Date, Schedule 3.13 correctly sets forth (i) the name of each Subsidiary, (ii) the form of legal entity of each Subsidiary, (iii) Equity Securities of each Material Subsidiary which are issued and outstanding, and (iv) the jurisdictions of organization of each Subsidiary. Schedule 3.13 also identifies each Material Subsidiary as of the Effective

Date. Except as described in Schedule 3.13 or as disclosed in writing to the Administrative Agent, as of the Effective Date, no Credit Party owns any Equity Securities or debt securities which are convertible into, or exchangeable for, Equity Securities of any other Person, other than marketable securities having an aggregate value not exceeding $1,000,000. Unless otherwise indicated in Schedule 3.13, as of the Effective Date, there are no outstanding options, warrants or other rights to purchase Equity Securities of any Subsidiary, and all such Equity Securities so owned are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with all applicable federal, provincial or foreign securities and other Laws, and are free and clear of all Liens, except for Permitted Liens.

(b) With respect to the interests of any of the Credit Parties in the Subsidiaries set forth in Schedule 3.13 that are partnerships:

(i)	no such interest is dealt in or traded on security exchanges or in security markets;

(ii)	no terms of such interest expressly provides that the interest is a security for the purposes of the Securities Transfer Act of any province in Canada;

(iii)	no such interest is a mutual fund security; and

(iv)	no such interest is represented by a certificate or is held in a security account.

3.14 Insurance. The Borrower and each Subsidiary maintains insurance in accordance with the requirements of Section 5.8.

3.15 Solvency. Upon the effectiveness of this Agreement, each Credit Party will be Solvent and no Credit Party will be an “insolvent person” within the meaning of the BIA.

3.16 Environmental Matters. Except as disclosed to the Lenders in Schedule 3.16 and in the Disclosed Matters:

(a) Environmental Laws, etc. Neither any property of the Borrower or its Subsidiaries nor the operations conducted thereon violate any applicable order of any court or Governmental Authority or any Environmental Laws, which violation could reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(b) Notices, Permits, etc. All notices, permits, licenses or similar authorizations, if any, required to be obtained or filed by the Borrower or its Subsidiaries in connection with the operation or use of any and all property of the Borrower or its Subsidiaries, including but not limited to past or present treatment, transportation, storage, disposal or Release of Hazardous Materials into the environment, have been duly obtained or filed, except to the extent the failure to obtain or file such notices, permits, licenses or similar authorizations could not reasonably be expected to have a Material Adverse Effect, or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(c) Hazardous Substances Carriers. All Hazardous Materials generated at any and all property of the Borrower or its Subsidiaries have been treated, transported, stored and disposed of only in accordance with all Environmental Laws applicable to them, except to the extent the failure to have such Hazardous Materials transported, treated or disposed by such carriers could not reasonably be expected to have a Material Adverse Effect, and only at treatment, storage and disposal facilities maintaining valid permits under applicable Environmental Laws, which carriers and facilities have been and are operating in compliance with such permits, except to the extent the failure to have such Hazardous Materials treated, transported, stored or disposed at such facilities, or the failure of such carriers or facilities to so operate, could not reasonably be expected to have a Material Adverse Effect or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(d) Hazardous Materials Disposal. The Borrower and its Subsidiaries have taken all reasonable steps necessary to determine and have determined that no Hazardous Materials have been disposed of or otherwise released and there has been no threatened Release of any Hazardous Materials on or to any property of the Borrower or its Subsidiaries other than in compliance with Environmental Laws, except to the extent the failure to do so could not reasonably be expected to have a Material Adverse Effect or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(e) No Contingent Liability. The Borrower and its Subsidiaries have no material contingent liability in connection with any Release or threatened Release of any Hazardous Materials into the environment other than such contingent liabilities at any one time and from time to time which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to such Release or threatened Release.

3.17 Employee Matters. Each of the Borrower and its Subsidiaries has withheld from each payment to each of their respective officers, directors and employees the amount of all Taxes, including income tax, pension plan, employment insurance and other payments and deductions required to be withheld therefrom, and has paid the same to the proper taxation or other receiving authority in accordance with applicable Law, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect. None of the Borrower or its Subsidiaries is subject to any claim by or liability to any of their respective officers, directors or employees for salary (including vacation pay) or benefits in a material amount which would rank in whole or in part pari passu with or prior to the Liens created by the Security Documents.

3.18 Fiscal Year. The Fiscal Year of the Borrower ends on December 31 of each calendar year, and the Borrower’s Fiscal Quarters end on the last day of each of March, June, September or December of each calendar year.

3.19 Intellectual Property Rights. The Borrower and each Subsidiary is the registered and beneficial owner with good and marketable title to or the holder of such other interest in all patents, patent applications, trademarks, trademark applications, trade names, service marks, copyrights, industrial designs, integrated circuit topographies and other similar rights as are necessary for the business-like operation of its business, free and clear of any defects in title other than those which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, and free and clear of all Liens other than Permitted Liens. The ownership and use of such property does not conflict with the rights of any other Person, other than as listed on Schedule 3.19, or other than for such conflicts as could not reasonably be expected to have a Material Adverse Effect. Except as set out in Schedule 3.19, no material claim has been asserted and is pending by any Person with respect to the use by the Borrower or any of its Subsidiaries of any intellectual property or challenging or questioning the validity, enforceability or effectiveness of any intellectual property necessary for the conduct of the business of the Borrower or any of its Subsidiaries.

3.20 Investment and Holding Company Status. (a) No Credit Party is or is required to be registered as an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940; and (b) no Credit Party is engaged nor will it engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Federal Reserve Board), or extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Borrowings will be used for any purpose that violates Regulation U.

3.21 ERISA. (a) No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect; (b) none of the Borrower, its Subsidiaries or any ERISA Affiliate have incurred, or are reasonably expected to incur, any liability (and no event has occurred which, with giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (c) none of the Borrower, its Subsidiaries nor any ERISA Affiliate has engaged in a transaction that would be subject to Section 4069 or 4212(c) of ERISA.

ARTICLE 4

CONDITIONS

4.1 Effective Date. This Agreement shall not, subject to Section 5.7(b), become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.2); provided that, any Post-Closing Requirement shall be satisfied or waived in accordance with Section 5.7(b) and Schedule 5.7 and shall not impair the coming into force of this Agreement:

(a) Credit Agreement and Subsidiary Guarantees. The Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of each party hereto, or (ii) written evidence satisfactory to the Administrative Agent (which may include facsimile or “pdf” e-mail transmission of a signed signature page of this Agreement) that each such party has signed a counterpart of this Agreement. The Administrative Agent (or its counsel) shall also have received from each Guarantor a Subsidiary Guarantee, duly executed by each Guarantor.

(b) Legal Opinions. The Administrative Agent shall have received a favourable written opinion (addressed to the Administrative Agent and the other Secured Parties and dated the Effective Date) of Stikeman Elliott LLP, counsel to the Borrower, in form and substance satisfactory to the Administrative Agent, and covering such other matters relating to the Borrower, the Guarantors, this Agreement and the other Financing Documents as the Lenders shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which counsel has relied). The Administrative Agent shall also have received favourable written opinions (addressed to the Administrative Agent and the other Secured Parties and dated the Effective Date) of such special and local counsel as may be required by the Administrative Agent (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which such counsel has relied). The legal opinions to be delivered to the Administrative Agent shall include opinions: (i) as to the title of the applicable Credit Parties to all Owned Real Property and as to the priority of the related mortgages (or, in the alternative, the Borrower may deliver to the Administrative Agent a title insurance policy in form and substance satisfactory to the Administrative Agent as to any parcel of Owned Real Property in respect of which a title opinion is not delivered), (ii) as to the title to the Leasehold Interests and that all necessary consents have been obtained and all governmental filings have been made to properly assign to the Administrative Agent the Leasehold Interests and all rights relating thereto, and (iii) as to the validity and perfection of the Liens in the other Collateral. The Borrower hereby requests each such counsel to deliver such opinions and supporting materials.

(c) Corporate Certificates. The Administrative Agent shall have received:

(i)	certified copies of the resolutions of the board of directors of each Credit Party, dated as of the Effective Date, and approving, as appropriate, the Loans, this Agreement and the other Financing Documents, and all other documents, if any, to which such Credit Party is a party and evidencing corporate authorization with respect to such documents; and

(ii)

a certificate of the Secretary or an Assistant Secretary of each Credit Party, dated as of the Effective Date, and certifying (A) the name, title and true signature of each officer of such Person authorized to execute this Agreement and the other Financing Documents to which it is a party, (B) the name, title and true signature of each officer of such Person authorized to provide the certifications required pursuant to this Agreement, including certifications required pursuant to Section 5.1 and Borrowing Requests, and (C) that attached thereto is a true and complete copy of the articles of incorporation and bylaws of such Credit Party, as amended to date, and a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate.

(d) Closing Conditions Certificate. The Administrative Agent shall have received a certificate, dated the Effective Date and signed by a Responsible Officer of the Borrower, confirming compliance with the financial covenants set forth in Section 5.11 (including pro forma compliance with such financial covenants in Section 5.11 and the capital expenditure covenant in Section 6.11 for the Rolling Periods ending on September 30, 2008, December 31, 2008, and March 31, 2009 prepared as if the Fording Acquisition had occurred on the first day of each such Rolling Period).

(e) Fees. All fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced, reimbursement or payment of all legal fees and other out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder or under any other Financing Document (including the Fee Letter), shall have been paid.

(f) Insurance. The Administrative Agent shall have received a certificate of insurance coverage, dated not more than 30 days prior to the Effective Date, evidencing that the Borrower and its Subsidiaries are carrying insurance in accordance with Section 5.8 hereof.

(g) Environmental Report. The Administrative Agent shall have received a certificate of the Borrower, dated as of the Effective Date, to the effect that to the Borrower’s knowledge, no relevant facts, conditions or circumstances pertaining to environmental claims or liabilities shall have arisen, except to the extent that any such fact, condition, or circumstance could not reasonably be expected to have a Material Adverse Effect.

(h) Execution and Delivery of Documentation. Each Credit Party shall have duly authorized, executed and delivered all Financing Documents and all other documents required hereunder, all in form and substance satisfactory to the Administrative Agent, acting reasonably. The Security Documents shall constitute first-priority Liens on all property from time to time of each Credit Party, in accordance with the Security Principles and subject only to Permitted Liens, and all of the Security Documents shall have been registered in all offices in which, in the opinion of the Administrative Agent or its counsel, registration is necessary to establish and preserve the priority of the Liens intended to be created thereby, and duplicate copies of such Security Documents bearing or accompanied by appropriate endorsements or certificates of registration shall have been delivered to the Administrative Agent. The Administrative Agent shall have received and be satisfied with the results of all personal property, bankruptcy and other searches conducted by the Administrative Agent and its counsel with respect to the Credit Parties in all jurisdictions selected by the Administrative Agent and its counsel.

(i) Certificate as to Jurisdictions. The Administrative Agent shall have received a certificate from a Responsible Officer of the Borrower dated the Effective Date setting out the various jurisdictions in which each Credit Party carries on business or has assets (including accounts receivable) having an aggregate value in excess of $10,000,000.

(j) Regulatory Approval; Consents; Waivers. All government and third party approvals necessary in connection with the execution, delivery and performance of this

Agreement and the other Financing Documents and the continuing operations of the Borrower and its Subsidiaries have been obtained on terms satisfactory to the Lenders, acting reasonably, and shall be in full force and effect. There shall not exist any action, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or Governmental Authority that could reasonably be expected to have a Material Adverse Effect.

(k) Delivery of Financial Statements. The Administrative Agent and the Lenders shall have received (i) the audited consolidated financial statements of the Borrower for the Fiscal Year ended December 31, 2008, (ii) the unaudited consolidated financial statements of the Borrower for the three-month period ended March 31, 2009, and (iii) a pro forma calculation of the financial covenants contained herein, and pro forma unaudited consolidated and consolidating balance sheets of the Borrower for the twelve month period ended on March 31, 2009, prepared on the assumption that the Fording Acquisition closed on April 1, 2008.

(l) No Material Adverse Change. The Administrative Agent and the Lenders shall be satisfied, acting reasonably, that since April 21, 2009, there has not been an event or circumstance which could reasonably be expected to result in a Material Adverse Effect.

(m) Indebtedness. The execution, delivery and performance of this Agreement and the other Financing Documents shall not have caused and will not cause any event or condition to occur which has resulted, or which will result, in any Material Indebtedness becoming due prior to its scheduled maturity or that permits (with or without the giving of notice, the lapse of time, or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or which will result in the creation of any Liens under any Material Indebtedness.

(n) KYC Documentation. Each Credit Party shall have provided the documentation and other information to the Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the U.S. Patriot Act.

(o) Accuracy of Representations. The accuracy of all representations and warranties in this Agreement (including the material adverse change and litigation representations), and there being no default or event of default in existence at the time of, or after giving effect to the execution, delivery and performance of this Agreement and the other Financing Documents.

(p) No Default. No Default shall have occurred and be continuing either at the time of, or immediately after giving effect to, the execution, delivery and performance of this Agreement and the other Financing Documents.

(q) Amendments to Debt Documents. The Borrower and the applicable lenders thereunder shall have amended the Bridge Credit Agreement, the Revolving Credit Agreement and the Bilateral Credit Agreements, in each case, in form and substance satisfactory to the Lenders.

(r) Tax Receipts. The Borrower shall have paid to the administrative agent under the Bridge Credit Agreement (for the account of the lenders under the Bridge Credit Agreement), an amount equal to 100% of all Tax Receipts relating to the Fording Acquisition (net of any reasonable expenses incurred in collecting such Tax Receipt) received by the Borrower or any of its Subsidiaries between September 30, 2008 and the Effective Date, as a prepayment of the principal amount of the loans under the Bridge Credit Agreement.

(s) Other Documentation. The Administrative Agent and the Lenders shall have received such other documents and instruments as are customary for transactions of this type or as they may reasonably request.

This Agreement shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 9.2) at or prior to the earlier of 5:00 p.m., Toronto time, on April 30, 2009.

ARTICLE 5

AFFIRMATIVE COVENANTS

From (and including) the Effective Date until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full, the Borrower covenants and agrees with the Lenders that:

5.1 Financial Statements and Other Information. The Borrower will furnish to the Administrative Agent and each Lender:

(a) as soon as available and in any event within 120 days after the end of each Fiscal Year of the Borrower, its audited consolidated balance sheet and related consolidated statements of earnings, comprehensive income, retained earnings and cash flows as of the end of and for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by independent auditors of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(b) as soon as available and in any event within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, its unaudited consolidated balance sheet and related consolidated statements of earnings, comprehensive income, retained earnings and cash flows as of the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year which includes such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Responsible Officer as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments;

(c) concurrently with the financial statements required pursuant to Sections 5.1(a) and (b) above, a certificate of the Borrower, substantially in the form of Exhibit C, signed by a Responsible Officer (i) stating that no Default or Event of Default has occurred and is continuing or, if there shall be a Default or Event of Default which has occurred and is continuing, specifying the nature and status thereof and the Borrower’s proposed response thereto, (ii) demonstrating in reasonable detail compliance (including showing all material calculations) as at the end of the most recently completed Fiscal Year or the most recently completed Fiscal Quarter, with the financial covenants in Article 5 (including any financial covenants deemed by Section 5.13 to be included in this Agreement), and (iii) containing or accompanied by such financial or other details, information and material as the Administrative Agent may reasonably request to evidence such compliance;

(d) concurrently with the financial statements required pursuant to Section 5.1(a) and (b), a certificate of the Borrower, signed by a Responsible Officer of the Borrower, (A) demonstrating in reasonable detail compliance (including showing all material calculations) as at the end of the Fiscal Year with the Asset Disposition covenant in Section 6.3(c) and the Capital Expenditures covenant in Section 6.11, and (B) providing details regarding the reclamation and environmental obligations of the Borrower and its Subsidiaries, including a breakdown, on a beneficiary by beneficiary basis, of all amounts posted by the Borrower or any of its Subsidiaries as collateral for such obligations;

(e) promptly after the same become publicly available, copies of the Annual Information Form and any other written materials sent to the shareholders of the Borrower, and copies of all press releases and material change reports filed by the Borrower or any Subsidiary with any securities commission, stock exchange or similar entity;

(f) within a reasonable time after a request by the Administrative Agent, additional title information in form and substance acceptable to the Administrative Agent as is reasonably necessary covering the Collateral so that the Lenders shall have received, together with the title information previously received by the Lenders, satisfactory title information covering all of the Collateral;

(g) promptly after the Borrower learns of the receipt or occurrence of any of the following, a certificate of the Borrower, signed by a Responsible Officer, specifying (i) any official notice of any violation, possible violation, non-compliance or possible non-compliance, or claim made by any Governmental Authority pertaining to all or any part of the properties of the Borrower or any of the Subsidiaries which could reasonably be expected to have a Material Adverse Effect, (ii) any event which constitutes a Default or Event of Default, together with a detailed statement specifying the nature thereof and the steps being taken to cure such Default or Event of Default, (iii) the receipt of any notice from, or the taking of any other action by, the holder of any promissory note, debenture or other evidence of Material Indebtedness of the Borrower or any of the Subsidiaries with respect to an actual or alleged default, together with a detailed statement specifying the notice given or other action taken by such holder and the nature of the claimed default and what action the Borrower or the relevant Subsidiary is taking or proposes to take with respect thereto, (iv) any default or non-compliance of any party to any of the Financing Documents with any of the terms and conditions thereof or any notice of termination or other proceedings or actions which could reasonably be expected to result in a

Material Adverse Effect, (v) the creation, dissolution, merger, amalgamation or acquisition of any Subsidiary, (vi) any event or condition not previously disclosed to the Administrative Agent, which violates any Environmental Law and which could potentially, in the Borrower’s reasonable judgment, have a Material Adverse Effect, (vii) any change to any of the ratings assigned by either of Moody’s or S&P to the Rated Debt, the Applicable Margin Rated Debt, or the corporate credit rating of the Borrower or any Subsidiary, and (viii) any other event, development or condition which may reasonably be expected to have a Material Adverse Effect;

(h) promptly after the occurrence thereof, notice of the institution of or any material adverse development in any action, suit or proceeding or any governmental investigation or any arbitration before any court or arbitrator or any Governmental Authority or official against the Borrower or any Subsidiary or any material property of any thereof which could reasonably be expected to have a Material Adverse Effect;

(i) upon request by the Administrative Agent, a summary in form and substance reasonably satisfactory to the Administrative Agent, of the insurance coverages of the Borrower and the Subsidiaries;

(j) on or before the earlier of the 10th day after approval by the Board of Directors of the Borrower and the 60th day after each Fiscal Year end, (i) a consolidated annual budget of the Borrower, reviewed by the Board of Directors of the Borrower, setting forth in reasonable detail the projected revenues and expenses of the Borrower for the Fiscal Year covered by such budget, and (ii) projections prepared by management of the Borrower with respect to the projected consolidated revenues and expenses of the Borrower up to and including the Fiscal Year ending December 31, 2012 (on a quarterly basis for 2009 and 2010 and on an annual basis for 2011 and 2012). The Lenders acknowledge that projections as to future results are not to be viewed as fact and that the actual results for the period or periods covered by such projections may differ from the projected results;

(k) on or before the 45th day after the end of each Fiscal Quarter, the calculation of Excess Cash Flow for the Fiscal Quarter then ended in accordance with Section 2.9(b)(i);

(l) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any Subsidiary, or compliance with the terms of this Agreement or any other Financing Document, as the Administrative Agent may reasonably request;

(m) promptly after the occurrence thereof, notice of any ERISA Event;

(n) if, at any time after the Effective Date, the Borrower enters into a new Hedge Agreement with a Lender (or Lender Affiliate), then the Borrower and such Lender (or Lender Affiliate) shall so notify the Administrative Agent;

(o) promptly, in reasonable detail, of any change in the location of the jurisdiction of incorporation or amalgamation, chief executive office, or domicile of any Credit Party; any change in the name of any Credit Party; any merger, consolidation or amalgamation of any Credit Party with any other Person; any additional jurisdiction in which any Credit Party carries on business or has assets in excess of $10,000,000; any additional jurisdiction in which material account debtors of any Credit Party are located; any acquisition of any right, title or interest in real property with a value in excess of $10,000,000 by any Credit Party; or any acquisition by any Credit Party of any intellectual property which is the subject of a registration or application with any governmental intellectual property or other governing body or registry, or which are material to any Credit Party’s business, with a value in excess of $10,000,000; and

(p) on any day on which Indebtedness is to be incurred, or an Acquisition, Investment or Capital Expenditure is to be made, and the ability of the Borrower or the applicable Subsidiary to incur such Indebtedness or make such Acquisition, Investment or Capital Expenditure is dependent upon the Pro Forma Leverage Ratio, a certificate of the Borrower, signed by a Responsible Officer, specifying the Pro Forma Leverage Ratio (including showing all material calculations) on such day.

5.2 Existence; Conduct of Business. The Borrower will, and will cause each Subsidiary to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence (subject only to Section 6.4 and except that inactive subsidiaries can be wound up or dissolved), and except to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect, obtain, preserve, renew and keep in full force and effect any and all rights, licenses, permits, privileges and franchises material to the conduct of its business.

5.3 Payment of Obligations. The Borrower will, and will cause each Subsidiary to, pay its obligations, including Tax liabilities, that, if not paid, could result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP, and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

5.4 Maintenance of Properties. The Borrower will, and will cause each Subsidiary to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.5 Books and Records; Inspection Rights. The Borrower will, and will cause each Subsidiary to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower will, and will cause each Subsidiary to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

5.6 Compliance with Laws. The Borrower will, and will cause each Subsidiary to, comply with all Laws and orders of any Governmental Authority applicable to it or its property and with all of its material contractual obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

5.7 Further Assurances.

(a) The Borrower will, and will cause each other Credit Party to, cure promptly any defects in the execution and delivery of the Financing Documents, including this Agreement. Upon request, the Borrower will, at its expense, as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments including, but not limited to, control agreements (and cause each Subsidiary to take such action) in compliance with or performance of the covenants and agreements of the Borrower or any Subsidiary in any of the Financing Documents, including this Agreement, or to further evidence and more fully describe the Collateral or to deliver Collateral which is Investment Property to the Collateral Trustee, or to correct any omissions in any of the Financing Documents, or more fully to state the security obligations set out herein or in any of the Financing Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Financing Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be necessary or appropriate in connection therewith, in the judgment of the Administrative Agent, acting reasonably.

(b) The Borrower will, and will cause each of the other Credit Parties to, perform and satisfy to the satisfaction of the Administrative Agent and its counsel each of the requirements (the “Post-Closing Requirements”) listed in Schedule 5.7 on or before the date by which such Post-Closing Requirement is to be required to be performed pursuant thereto. For greater certainty, the Borrower acknowledges and agrees that the Post-Closing Requirements expressly include the obligation of the Borrower to, and to cause each of the other Credit Parties to, co-operate fully and promptly with the Administrative Agent and its counsel with respect to the completion of each of the Post-Closing Requirements and the provision of all information, documents, matters and things as the Administrative Agent or its counsel, acting reasonably, may deem necessary or advisable (a) to determine what actions must be taken to fulfil each of the Post-Closing Requirements, (b) to complete and fulfil each of the Post-Closing Requirements, and (c) to confirm and assess whether all actions necessary to fulfil each of the Post-Closing Requirements have been taken. The Administrative Agent, by instrument in writing and without any consent from any of the Lenders, may, in its sole and absolute discretion, (a) extend any deadline for completion of a Post-Closing Requirement to a date not later than 120 days after the date hereof if the Administrative Agent, acting in good faith, believes that the extension will enable the Borrower and the Credit Parties to comply with such Post-Closing Requirement and such extension will not have a material adverse effect upon the Lenders, and (b) may release the Borrower and the Credit Parties from any Post-Closing Requirement identified on Schedule 5.7 as a matter which is subject to the proviso that consent is obtained if the Administrative Agent, acting in good faith, believes that the Borrower and the Credit Parties have used reasonable commercial efforts to satisfy such Post-Closing Requirement but are unable to do so as a result of a lack of any such required consent.

5.8 Insurance.

(a) The Borrower will, and will cause each Subsidiary to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance and flood insurance) and amounts as is customary in the case of Persons engaged in the same or similar businesses and similarly situated and in accordance with any requirement of any Governmental Authority.

(b) In the case of any fire, accident or other casualty causing loss or damage to any properties of the Borrower or any Subsidiary used in generating cash flow or required by Applicable Law, all proceeds of such policies shall be used, at the option of the Borrower (i) promptly to repair or replace any such damaged properties or (ii) to prepay the Loans pursuant to Section 2.9(b)(ii).

(c) The Borrower will obtain endorsements to the policies pertaining to all physical properties in which the Collateral Trustee shall have a Lien under the Financing Documents, naming the Collateral Trustee as a loss payee and containing (i) provisions that such policies will not be cancelled without 30 days prior written notice having been given by the insurance company to the Collateral Trustee and the Administrative Agent, and (ii) a standard non-contributory “mortgagee”, “lender” or “secured party” clause, as well as such other provisions as the Administrative Agent or the Collateral Trustee may require to fully protect the Collateral Trustee’s interest in the Collateral and to any payments to be made under such policies. All original policies or true copies thereof are to be delivered to the Collateral Trustee and the Administrative Agent, premium prepaid.

5.9 Operation and Maintenance of Property. The Borrower will, and will cause each Subsidiary to, manage and operate its business or cause its business to be managed and operated (i) in accordance with prudent industry practice in all material respects and in compliance in all material respects with the terms and provisions of all applicable licenses, leases, contracts and agreements, and (ii) in compliance with all applicable laws of the jurisdiction in which such businesses are carried on, and all applicable Laws of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses, except where a failure to so manage and operate would not have a Material Adverse Effect.

5.10 Additional Subsidiaries; Additional Liens; New Credit Parties.

(a) Subject to Section 5.10(c), if, at any time on or after the Effective Date, the Borrower or any Credit Party creates or acquires an additional wholly-owned Subsidiary or in some other fashion becomes the holder of any Equity Securities of a new Subsidiary:

(i)

the Borrower will, and will cause any relevant Subsidiary which is a Credit Party, to immediately execute and deliver to the Collateral Trustee a securities pledge agreement, in form and substance satisfactory to the Administrative Agent, granting a security interest in 100% of the Equity

Securities of such new Subsidiary owned by the Borrower or such Subsidiary which is a Credit Party; and

(ii)	to the extent permitted by Law, the Borrower will cause such new Subsidiary to immediately execute and deliver to the Collateral Trustee, (i) a Subsidiary Guarantee, (ii) Security Documents under which it grants to the Collateral Trustee a first-priority Lien over its assets (subject to Permitted Liens), and (iii) other security-related documents covering such new Subsidiary’s property, all in form and substance satisfactory to the Administrative Agent, acting reasonably;

provided that, the Borrower shall not be required to comply with this Section 5.10(a) with respect to such new Subsidiary if such new Subsidiary does not have, but only for so long as such new Subsidiary does not have, assets of more than $10,000,000. In connection with the execution and delivery of the Subsidiary Guarantee, any Security Documents and any other security-related document pursuant to this Section, the Borrower will, or will cause the relevant other Subsidiary to, deliver to the Administrative Agent such corporate resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Administrative Agent and consistent with the relevant forms and types thereof delivered on the Effective Date or as shall be otherwise reasonably acceptable to the Administrative Agent. Each Subsidiary Guarantee, Security Documents and any other security-related document delivered pursuant to this Section shall be deemed to be a Security Document from and after the date of execution thereof.

(b) A Subsidiary may become a Credit Party hereunder if such Subsidiary executes and delivers to the Collateral Trustee, (i) a Subsidiary Guarantee, (ii) Security Documents under which it grants to the Collateral Trustee a first-priority Lien over its assets (subject to Permitted Liens), (iii) other security-related documents covering such Subsidiary’s property, and (iv) such corporate resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Administrative Agent and consistent with the relevant forms and types thereof delivered on or about the Effective Date or as shall be otherwise reasonably acceptable to the Administrative Agent, all in form and substance satisfactory to the Administrative Agent, acting reasonably.

(c) The Borrower and the other Credit Parties shall not be required to deliver any guarantee or security to the extent that the guarantee or security to be provided by the Borrower or such other Credit Party would violate any material agreement in effect on the date hereof or applicable law in any material respect. In cases where the ability of the Borrower or such other Credit Party to grant a guarantee or security is subject to a consent requirement, the Borrower will use reasonable efforts to obtain such consent but the guarantee or security need not be granted unless such consent is obtained. If the ability to grant a guarantee or security is subject to the Collateral Trustee consenting to be bound by a joint venture, partnership, shareholder or similar grant, such guarantee or security need not be granted unless the Collateral Trustee so agrees. The Borrower confirms that the lists in Schedule D and E have been prepared having regard to the foregoing.

5.11 Financial Covenants. The Borrower will, at all times:

(a) Interest Coverage Ratio. Maintain an Interest Coverage Ratio of not less than the ratio for each Rolling Period indicated below:

Rolling Period	Ratio
June 30, 2009	3.50:1.00
September 30, 2009	2.50:1.00
December 31, 2009	2.00:1.00
March 31, 2010	2.00:1.00
June 30, 2010	2.00:1.00
September 30, 2010	2.00:1.00
December 31, 2010	2.00:1.00
March 31, 2011	2.00:1.00
June 30, 2011	2.00:1.00
September 30, 2011	2.00:1.00
December 31, 2011	2.00:1.00
March 31, 2012	2.00:1.00
June 30, 2012	2.00:1.00
September 30, 2012	2.00:1.00
December 31, 2012	2.00:1.00

(b) Leverage Ratio. Maintain a Leverage Ratio of not greater than the ratio for each Rolling Period indicated below:

Rolling Period	Ratio
June 30, 2009	4.75:1.00
September 30, 2009	5.25:1.00
December 31, 2009	5.25:1.00
March 31, 2010	5.25:1.00
June 30, 2010	5.25:1.00
September 30, 2010	5.25:1.00
December 31, 2010	5.25:1.00
March 31, 2011	5.25:1.00
June 30, 2011	5.25:1.00

Rolling Period	Ratio
September 30, 2011	5.25:1.00
December 31, 2011	5.25:1.00
March 31, 2012	5.00:1.00
June 30, 2012	5.00:1.00
September 30, 2012	4.75:1.00
December 31, 2012	4.50:1.00

5.12 Ranking. The Borrower will, at all times, ensure that its payment obligations under this Agreement and each Guarantor’s payment obligations under such Guarantor’s Subsidiary Guarantee, rank at least pari passu in right of payment with all of the other Indebtedness for Borrowed Money of each Credit Party, other than any Indebtedness for Borrowed Money existing on the Effective Date which is secured by a Permitted Lien.

5.13 Most Favoured Nations. The Borrower will ensure that, if any Credit Party provides to any lender as at the Effective Date, or at any time after the date hereof provides to any other lender of Indebtedness (other than Indebtedness referred to in Section 6.1(d)), pricing in respect of senior secured bank Indebtedness (other than Non-Recourse Indebtedness) which is more favourable to such lender than the pricing hereunder (other than the pricing under Indebtedness issued or incurred as a result of the issuance of Securities (as defined in the Engagement Letter) with the Investment Banks (as defined in the Engagement Letter) performing the roles and receiving the fees contemplated by the Engagement Letter) or any positive covenant, negative covenant, financial covenant or event of default which is not specifically included in this Agreement, then this Agreement shall be deemed to have been amended automatically to have the benefit of such pricing and such other present or future positive covenant, negative covenant, financial covenant or event of default, as the case may be, from such Credit Party; provided that if any such present or future positive covenant, negative covenant, financial covenant or event of default, as the case may be, provided by a Credit Party to another lender and not specifically included in this Agreement is changed or eliminated, the same change or elimination will automatically apply to this Agreement.

5.14 Registrations. The Borrower agrees to record, file or register, at its own expense, applications for registration or financing statements under the PPSA, the UCC or otherwise as applicable (and continuation or financing change statements when applicable), and make any other registrations or filings, including where required, the registration of each of the Security Documents (collectively, “Registrations”) with respect to the Collateral now existing and hereafter created or arising and the creation of Liens therein under and as contemplated by the Security Documents, meeting the requirements of applicable Law, in such manner and in such jurisdictions as are necessary to protect, perfect and maintain the protection and perfection of, such Liens, and to deliver a file stamped copy of each such Registration or other evidence of such Registration to the Administrative Agent and the Collateral Trustee on or prior to the Effective Date. If any Credit Party (i) makes any change in its name, identity or corporate structure, (ii) changes its domicile, chief place of business or chief executive office, or (iii) takes any other action, which in any such case would, under the applicable Law, require the amendment of any Registration recorded, registered or filed in accordance with the provisions hereof, the Borrower shall within 10 days after a change referred to in clause (i) or prior to the taking of any action referred to in clause (ii) or (iii), give the Administrative Agent and the Collateral Trustee notice of any such change or other action and shall promptly file such Registrations as may be necessary or desirable to continue the perfection of the Liens in the Collateral intended under the Security Documents. The Administrative Agent a shall be under no obligation whatsoever to record, file or register any Registration, or to make any other recording, filing or registration in connection herewith.

5.15 Purchased Royalty. The Borrower will ensure that the Purchased Royalty will always be an asset of a Credit Party.

5.16 Security Principles. The Borrower will ensure that all security required to be delivered pursuant to this Agreement will be provided in accordance with the Security Principles set forth in Schedule D. Certain of the Collateral listed under the “Collateral” heading in Schedule D is denoted as requiring certain consents in order to be obtained (such Collateral, collectively, the “Consent Collateral”). The balance of the Collateral listed under the “Collateral” heading in Schedule D is not denoted as requiring consents in order to be obtained (such Collateral, collectively, the “Non-Consent Collateral”). If, at any time, any consent, approval or other authorization is required in order for the Borrower or any other Credit Party to grant specific Liens over any of the Non-Consent Collateral, the Borrower will ensure that the applicable required consent, approval or other authorization is obtained forthwith and the required specific Lien in such Non-Consent Collateral is granted as otherwise required under this Agreement. For greater certainty, this requirement is absolute and unconditional, and is not subject to the “reasonable commercial efforts” standard which applies to the Consent Collateral under Schedule D.

ARTICLE 6

NEGATIVE COVENANTS

From (and including) the Effective Date until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full, the Borrower covenants and agrees with the Lenders that:

6.1 Indebtedness. The Borrower will not, and will not permit any Subsidiary to, create, incur or assume any new Indebtedness after the Effective Date, except:

(a) any Permitted Bridge Refinancing Debt;

(b) any Permitted Term Refinancing Debt; provided that, prior to or contemporaneously with the incurrence of such Indebtedness, all amounts owing under the Bridge Credit Agreement shall have been or shall be, as applicable, paid in full;

(c) any refinancing, refunding, renewal or extension of any Indebtedness (other than Indebtedness under the Bridge Credit Agreement or under this Agreement) existing on the Effective Date (in this Section 6.1(c), the “Refinanced Debt”); provided that (i) no material terms applicable to such Indebtedness (including the covenants, events of default and subordination provisions thereof) are materially less favourable to the Borrower or the Lenders than the terms that are applicable under the Refinanced Debt, (ii) the covenants contained therein are no more restrictive than the covenants contained in the Refinanced Debt, (iii) the timing and amounts of principal amortization payments (including any sinking fund therefor) on such Indebtedness are no sooner and no greater, respectively, than the timing and amounts of principal repayments hereunder, and (v) such Indebtedness is otherwise on terms and conditions satisfactory to the Administrative Agent; provided, however, that the restriction in subparagraph (i) above shall not apply to pricing of such Indebtedness, and this Section 6.1(c) shall not apply to the renewal term of the Revolving Credit Agreement or any Bilateral Credit Agreement;

(d) Capital Lease Obligations and Indebtedness secured by Purchase Money Liens, provided that the aggregate principal amount of Indebtedness permitted by this clause (d) shall not exceed $375,000,000 (or the equivalent thereof in any other currency) at any time;

(e) any Indebtedness incurred under the Revolving Credit Agreement or any of the Bilateral Credit Agreements;

(f) any Non-Recourse Indebtedness incurred by the Borrower or any Subsidiary to finance the acquisition or development of any new mining project after the Effective Date; for greater certainty, this Section 6.1(f) shall not permit the Borrower or any Subsidiary to incur Non-Recourse Indebtedness in respect of any mining project which is already developed or which is under development as at the Effective Date;

(g) any other unsecured Indebtedness in an aggregate principal amount (for the Borrower and all Subsidiaries) not exceeding, at the time incurred, the amounts set out below in clauses (i), (ii) or (iii), as applicable (or the equivalent thereof in any other currency):

(i)	$100,000,000 if, at the time of and immediately after giving effect to the incurrence of such Indebtedness and the application of the proceeds thereof, the Pro Forma Leverage Ratio shall be equal to or greater than 3.00:1.00;

(ii)	$500,000,000 if, at the time of and immediately after giving effect to the incurrence of such Indebtedness and the application of the proceeds thereof, the Pro Forma Leverage Ratio shall be equal to or greater than 2.50:1.00 and less than 3.00:1.00; or

(iii)	an unlimited amount if, at the time of and immediately after giving effect to the incurrence of such Indebtedness and the application of the proceeds thereof, the Pro Forma Leverage Ratio shall be less than 2.50:1.00; and

(h) any Guarantee by a Subsidiary of any Indebtedness otherwise permitted by this Section 6.1.

6.2 Liens. The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by the Borrower or any Subsidiary, except:

(a) Permitted Liens;

(b) Liens securing Non-Recourse Indebtedness incurred in accordance with Section 6.1(f); and

(c) other Liens securing Indebtedness in an aggregate principal amount not exceeding $200,000,000 at any time.

6.3 Fundamental Changes, Asset Dispositions.

(a) The Borrower will not, and will not permit any Subsidiary to, merge into or amalgamate or consolidate with any other Person, or permit any other Person to merge into or amalgamate or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or any of the Equity Securities of any of the Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing, (i) any wholly-owned Subsidiary may amalgamate with any other wholly-owned Subsidiary and (ii) any Subsidiary may sell, transfer, lease or otherwise dispose of all or substantially all of its assets to any Credit Party; provided that any amalgamation pursuant to Sections 6.3(a)(i) shall not be permitted unless the amalgamated corporation confirms to the Administrative Agent in writing that the amalgamated corporation is liable for the obligations of the amalgamating corporations under the Financing Documents.

(b) The Borrower will not, and will not permit any Subsidiary to, enter into any line of business, either directly or through any Subsidiary, except for the business of extraction and processing of base metals, precious metals, coal and other mining commodities, and business related thereto.

(c) The Borrower will not, and will not permit any Subsidiary to, make any Asset Disposition, except that, so long as no Default or Event of Default is continuing or would result therefrom:

(i)	subject to Section 6.3(d), the Borrower or any Subsidiary may make Asset Dispositions on an arm’s length basis and for fair market value cash consideration payable in full upon the effectiveness of such Asset Disposition (subject to reasonable and customary holdbacks to cover customary indemnification claims); provided that:

(A)	in the case of any Asset Disposition involving assets or Equity Securities having an aggregate fair market value not exceeding $375,000,000, the Asset Disposition shall be approved by senior management of the Borrower and the board of directors of the Borrower; and

(B)	in the case of any Asset Disposition involving assets or Equity Securities having an aggregate fair market value in excess of $375,000,000, the Asset Disposition shall be approved by the senior management of the Borrower and the board of directors of the Borrower, and the Asset Disposition shall be supported by a fairness opinion rendered by an independent expert selected by the Borrower, and acceptable to the Administrative Agent, acting reasonably;

(ii)	the Borrower may make an Asset Disposition of all or part of its ownership interest in [redacted name of specific asset and minimum price];

(iii)	the Borrower or any Subsidiary may make an Asset Disposition of any exploration property on an arm’s length basis and for consideration consisting of cash, shares, any royalty, any back-in right, any work commitment or any combination thereof; provided that:

(A)	in each case, the amount of cash consideration paid to the Borrower or a Subsidiary does not exceed $5,000,000;

(B)	in each case, the value of any share consideration paid to the Borrower or a Subsidiary does not exceed $5,000,000; and

(C)	in each case, the transaction is approved by the senior management of the Borrower;

provided that the aggregate value of all cash and share consideration paid to the Borrower or its Subsidiaries (for certainty not including the value of work commitments, retained royalties, property interests and back-in rights) does not exceed $50,000,000 during the term of this Agreement.

(d) Notwithstanding Section 6.3(c)(i), the Borrower will not, and will not permit any Subsidiary to, make an Asset Disposition of any of the assets listed in Schedule 6.3 without the prior written consent of the Lenders.

(e) After the Effective Date, the Borrower will not, and will not permit any Subsidiary to, create or acquire any Subsidiary which is not a wholly-owned Subsidiary, except as a result of the disposition of a portion of the Equity Securities of a Subsidiary to the extent not prohibited by this Agreement.

6.4 Investments; Acquisitions. After the Effective Date, the Borrower will not, and will not permit any Subsidiary to, make an Investment in any other Person, or make an Acquisition, except:

(a) Investments by the Borrower or a Subsidiary in the Equity Securities of any Credit Party;

(b) loans or advances made by the Borrower or a Subsidiary to any Credit Party;

(c) Guarantees constituting Indebtedness permitted by Section 6.1, and Guarantees by the Borrower or a Subsidiary of the obligations of a Credit Party which are otherwise permitted hereunder;;

(d) Cash Equivalents;

(e) an Investment made in the ordinary course of business pursuant to a joint venture agreement (or similar agreement) existing on the Effective Date and listed in Schedule 6.4;

(f) Investments in Subsidiaries to fund the ordinary course operations of such Subsidiaries and not otherwise permitted under any of Sections 6.4(a), (b), (c), (d) or (e), up to an aggregate maximum of $20,000,000 in any Fiscal Year;

(g) any other Investment or Acquisition in an aggregate principal amount (together with the amount at such time of all other Investments or Acquisitions by the Borrower and all Subsidiaries pursuant to this Section 6.4(g) during the term of this Agreement) not exceeding, at the time such Investment or Acquisition is made, the amounts set out below in clauses (i), (ii) or (iii), as applicable (or the equivalent thereof in any other currency):

(i)	$100,000,000 if, at the time of and immediately after giving effect to such Investment or Acquisition, the Pro Forma Leverage Ratio shall be equal to or greater than 3.00:1.00;

(ii)	$500,000,000 if, at the time of and immediately after giving effect to such Investment or Acquisition, the Pro Forma Leverage Ratio shall be equal to or greater than 2.50:1.00 and less than 3.00:1.00; or

(iii)	an unlimited amount if, at the time of and immediately after giving effect to such Investment or Acquisition, the Pro Forma Leverage Ratio shall be less than 2.50:1.00;

(h) Investments in the captive insurance Subsidiary of the Borrower which are necessary to comply with applicable capital adequacy requirements, up to an aggregate maximum amount of $10,000,000 during the term of this Agreement; and

(i) any other Investment or Acquisition funded solely by the issuance of additional Equity Securities of the Borrower or with any Net Proceeds of the issuance of Equity Securities of the Borrower in respect of which the Borrower is not required to make a mandatory prepayment pursuant to Section 2.9, provided that, immediately after giving effect to such

Investment or Acquisition, (i) the Pro Forma Leverage Ratio is equal to or lower than the Leverage Ratio at the time of the Investment or Acquisition, and (ii) the pro forma Interest Coverage Ratio is equal to or higher than the Interest Coverage Ratio at the time of the Investment or Acquisition.

6.5 Hedge Agreements. The Borrower will not, and will not permit any Subsidiary to, enter into any Hedge Agreement, except (a) Hedge Agreements entered into to hedge or mitigate risks to which the Borrower or any Subsidiary has actual exposure and (b) Hedge Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Subsidiary.

6.6 Restricted Payments.

(a) The Borrower will not, and will not permit any Subsidiary to, declare, pay or make, or agree to pay or make, directly or indirectly, any Restricted Payment described in clauses (i) or (ii) of the definition of Restricted Payments, except (A) the Borrower may declare and pay dividends with respect to its Equity Securities payable solely in additional Equity Securities, (B) any Subsidiary may make any Restricted Payment to a wholly-owned Subsidiary, (C) any Subsidiary may declare and pay dividends to any Credit Party and any wholly-owned Credit Party may redeem or repurchase its own Equity Securities, (D) any Credit Party may make Restricted Payments pursuant to and in accordance with stock option plans, profit sharing plans and/or other benefit plans under which payments thereunder are determined by reference to the Equity Securities of the Borrower, provided that the aggregate amount of cash payments made by the Credit Parties in any Fiscal Year pursuant to all such stock option plans, profit sharing plans and other benefit plans shall not exceed $10,000,000, (E) if, at the time of and immediately after making such Restricted Payment, the Leverage Ratio is less than 3.00:1.00, the Borrower may make Restricted Payments pursuant to this clause (E) in an aggregate amount in any Fiscal Year not exceeding the lesser of (i) 50% of Consolidated Net Income for the previous Fiscal Year, and (ii) $375,000,000; and (F) if, at the time of and immediately after making such Restricted Payment, the Leverage Ratio is less than 2.50:1.00 and the Borrower has achieved and is maintaining a corporate credit rating of at least BBB- from S&P and a corporate credit rating of at least Baa3 from Moody’s, in each case with a stable or positive outlook, there shall be no restriction on the amount of Restricted Payments.

(b) The Borrower will not, and will not permit any Subsidiary to, declare, pay or make, or agree to pay or make, directly or indirectly, any Restricted Payment described in clause (iii) of the definition of Restricted Payments if an Event of Default has occurred and is continuing.

(c) No Credit Party shall, directly or indirectly, voluntarily purchase, redeem, defease or prepay any principal of, premium, if any, interest or other amount payable in respect of any Indebtedness under the Note Indenture or any Permitted Refinancing Debt, except to the extent that the amount paid would have been permitted as a Restricted Payment pursuant to Section 6.6(a)(E) or (F), and any amount so paid shall count as a Restricted Payment for the purposes of subsequent calculations pursuant to Section 6.6(a)(F).

6.7 Transactions with Affiliates. The Borrower will not, and will not permit any other Subsidiary to, enter into any transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate (other than the Borrower or any other Credit Party) unless such transaction is (a) otherwise not restricted under this Agreement, (b) in the ordinary course of business of the Borrower or the relevant Subsidiary, and (c) upon fair and reasonable terms no less favorable to the Borrower or the relevant Subsidiary than it would obtain in a comparable arm’s length transaction with a Person that is not an Affiliate.

6.8 Restrictive Agreements. The Borrower will not, and will not permit any Subsidiary to, enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of such Subsidiary of the Borrower to (a) make Restricted Payments in respect of any Equity Securities of such Subsidiary held by, or pay any Indebtedness owed to, the Borrower or any other Subsidiary of the Borrower, (b) make loans or advances to, or other Investments in, the Borrower or any other Subsidiary of the Borrower, or (c) transfer any of its assets to the Borrower or any other Subsidiary of the Borrower, except for such encumbrances or restrictions existing under or by reason of (i) any restrictions existing under the Financing Documents and (ii) any restrictions with respect to a Subsidiary imposed pursuant to an agreement that has been entered into in connection with an disposition of all or substantially all of the Equity Securities or assets of such Subsidiary; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by Law or by this Agreement; and (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule 6.8 , or any extension or renewal of any such restriction or condition, or any restriction and condition on substantially the same terms created at any time after the date hereof.

6.9 Sales and Leasebacks. The Borrower will not enter into, or permit any Subsidiary to, enter into any arrangement with any Person providing for the leasing by the Borrower or any Subsidiary of real or personal property that has been or is to be sold or transferred by the Borrower or such Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of the Borrower or such Subsidiary, except for any sale and leaseback transaction under which the aggregate Attributable Indebtedness thereunder does not exceed $100,000,000 at any time.

6.10 Pension Plan Compliance. The Borrower will not (a) terminate, or permit any Subsidiary to terminate, any Pension Plan in a manner, or take any other action with respect to any Pension Plan, which could reasonably be expected to result in a Material Adverse Effect, (b) fail to make, or permit any Subsidiary to fail to make, full payment when due of all amounts which, under the provisions of any Pension Plan, agreement relating thereto or applicable Law, the Borrower or any Subsidiary is required to pay as contributions thereto, except where the failure to make such payments could not reasonably be expected to have a Material Adverse Effect, or (c) permit to exist, or allow any Subsidiary to permit to exist, any accumulated funding deficiency, whether or not waived, with respect to any Pension Plan in an amount which could reasonably be expected to cause a Material Adverse Effect.

6.11 Capital Expenditures. After the Effective Date, the Borrower will not make, or permit any Subsidiary to make, any Capital Expenditure, except Capital Expenditures of the Borrower and its Subsidiaries in the ordinary course of business in an aggregate amount not exceeding

$1,000,000,000 in any Fiscal Year if, at the time of and immediately after making such Capital Expenditure, the Pro Forma Leverage Ratio is equal to or greater than 2.50:1.00. Notwithstanding the foregoing, (A) the $1,000,000,000 annual limit referred to above shall not include unscheduled Capital Expenditures in an aggregate amount up to $250,000,000 during any Fiscal Year, provided that such unscheduled Capital Expenditures are made to (i) preserve life or protect health, safety or the environment, (ii) ensure compliance with applicable Laws, or (iii) replace or repair damaged or non-functioning plant or equipment necessary to maintain production or costs consistent with prior periods, (B) up to 50% of the amount referred to in the preceding paragraph, if not so expended in the Fiscal Year for which it is permitted, may be carried over for Capital Expenditure in the next succeeding Fiscal Year, and (C) Capital Expenditures made pursuant to this Section 6.11 during any Fiscal Year shall be deemed made, first, in respect of amounts permitted for such Fiscal Year as provided above and, second, in respect of amounts carried over from the prior Fiscal Year. For greater certainty, there shall be no limit on Capital Expenditures if, at the time of and immediately after giving effect to the Capital Expenditure, the Pro Forma Leverage Ratio is less than 2.50:1.00.

6.12 Changes to Debt Documents. After the Effective Date, the Borrower will not, and will not permit any Subsidiary, to amend, supplement, restate, replace or otherwise modify the terms of the Bridge Credit Agreement, the Revolving Credit Agreement, the Note Indenture or any of the Bilateral Credit Agreements after the Effective Date, if such amendment, supplement, restatement, replacement or other modification would materially increase the obligations thereunder of the Borrower or any Subsidiary or confer additional material rights on the applicable lender thereunder in a manner adverse to the Borrower, the Administrative Agent or Lenders; provided that, this Section 6.12 shall not apply to (a) the renewal term of the Revolving Credit Agreement or any Bilateral Credit Agreement, (b) any amendment, supplement, restatement, replacement or other modification of the terms of the Bridge Credit Agreement, the Revolving Credit Agreement or any of the Bilateral Credit Agreements made after the Effective Date solely to be consistent with any amendment, supplement, restatement, replacement or other modification of the terms of this Agreement, or (c) any amendment, or amendment and restatement, of the terms of the Revolving Credit Agreement or any of the Bilateral Credit Agreements to implement the terms of the Amendment Undertakings.

6.13 Fiscal Periods. The Borrower will not permit the Fiscal Year of the Borrower to end on a date other than December 31 or change the Borrower’s method of determining Fiscal Quarters.

6.14 Revolving Credit Agreement and Bilateral Credit Agreements - Use of Proceeds. The Borrower will not use the proceeds of any loan under the Revolving Credit Agreement or any of the Bilateral Credit Agreements for any purpose other than making interest and scheduled principal payments on Indebtedness not prohibited hereunder, for working capital purposes of the Borrower and its Subsidiaries, and for reclamation or environmental purposes of the Borrower and its Subsidiaries.

6.15 Security Matters.

(a) The Borrower will not, and will not permit any Credit Party, to effect or permit any of the changes referred to in Section 5.1(o) unless all filings have been made and all other actions taken that are required in order for the Collateral Trustee to continue at all times following such change to have valid and perfected first-priority Liens on all property from time to time of each Credit Party, in accordance with the Security Principles, and subject only to Permitted Liens.

(b) The Borrower will not, and will not permit any Credit Party, to request or obtain from the Collateral Trustee a release or discharge of any Subsidiary Guarantee, guarantee or any Security Document except where entitled under the terms of this Agreement.

ARTICLE 7

EVENTS OF DEFAULT

7.1 Events of Default. If any of the following events (“Events of Default”) shall occur:

(a) the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) above) payable under this Agreement, when and as the same shall become due and payable and such failure shall continue unremedied for a period of three (3) Business Days after written notice from the Administrative Agent with respect to such failure;

(c) any representation or warranty made or deemed made by or on behalf of the Borrower or any Subsidiary in or in connection with any Financing Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Financing Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect when made;

(d) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.1(g)(ii) or (viii), 5.2 (with respect to the Borrower’s existence), 5.11, 5.15 or in Article 6;

(e) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clauses (a), (b) or (d) above) or any other Financing Document, and such failure shall continue unremedied for a period of 30 days after notice thereof from the Administrative Agent to the Borrower (which notice will be given at the request of any Lender);

(f) the Borrower or any Subsidiary shall fail to make any payment, whether of principal or interest, and regardless of amount, in respect of any Material Indebtedness (other than Material Indebtedness consisting of intercompany loans and advances made by the Borrower to any Subsidiary or by any Subsidiary to the Borrower or another Subsidiary), when and as the same shall become due and payable (provided that if the agreement with respect to such Material Indebtedness provides for notice and/or a cure period, such failure shall not constitute an Event of Default hereunder until such notice shall have been given and/or such cure period shall have expired);

(g) any event or condition occurs that results in any Material Indebtedness of the Borrower or any Subsidiary being declared (or being capable of being declared) by the creditor thereunder (or any agent or trustee on behalf of any creditor thereunder) to be due prior to its scheduled maturity; provided that this Section 7.1(g) shall not apply to secured Material Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Material Indebtedness so long as the proceeds of such sale or transfer are sufficient to, and are applied to, reduce such secured Material Indebtedness to nil;

(h) the Borrower or any Material Subsidiary:

(i)	becomes insolvent, or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors;

(ii)	commits an act of bankruptcy under the BIA, or makes an assignment of its property for the general benefit of its creditors under such Act, or makes a proposal (or files a notice of its intention to do so) under such Act;

(iii)	institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Companies’ Creditors Arrangement Act (Canada), and any applicable corporations legislation) or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

(iv)	applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

(v)	threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 7.1(h) or in Section 7.1(i), or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof,

(i) any petition is filed, application made or other proceeding instituted against or in respect of the Borrower or any Material Subsidiary:

(i)	seeking to adjudicate it an insolvent;

(ii)	seeking a receiving order against it under the BIA;

(iii)	seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy Code of the United States and any applicable corporations legislation) or at common law or in equity; or

(iv)	seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property;

and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 45 days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against the Borrower or any Material Subsidiary thereunder in the interim, such grace period will cease to apply, and provided further that if the Borrower or any Material Subsidiary files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period will cease to apply;

(j) any other event occurs which, under the Laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either of Sections 7.1(h) or (i);

(k) one or more judgments for the payment of money in a cumulative amount in excess of $50,000,000 (or its then equivalent in any other currency) in the aggregate is rendered against the Borrower, any Subsidiary or any combination thereof and the Borrower or Subsidiary has not (i) provided for its discharge in accordance with its terms within 45 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 45 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(l) one or more final judgments, not involving the payment of money and not otherwise specified in this Section 7.1, has been rendered against the Borrower or any Subsidiary, the result of which could reasonably be expected to result in a Material Adverse

Effect, so long as the Borrower or Subsidiary has not (i) provided for its discharge in accordance with its terms within 45 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 45 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(m) this Agreement, any other Financing Document or any material obligation or other provision hereof or thereof at any time for any reason terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of any Credit Party, is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by any Credit Party, or any Credit Party denies that it has any or any further liability or obligation hereunder or thereunder or any action or proceeding is commenced by the Borrower or any Subsidiary to enjoin or restrain the performance or observance by the Borrower or any Subsidiary of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof, or at any time it is unlawful or impossible for the Borrower or any Subsidiary to perform any of its material obligations hereunder or thereunder;

(n) any Lien purported to be created by any Security Document shall be asserted by any Credit Party not to be a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Security Document) Lien; or

(o) an ERISA Event with respect to Teck Cominco Alaska Incorporated or any other Subsidiary which is organized under the laws of the United States of America shall occur, and such ERISA Event results in a Material Adverse Effect;

then, and in every such event (other than an event with respect to the Borrower described in clause (h), (i) or (j) above), and at any time thereafter during the continuance of such event or any other such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, (ii) declare the Loans then outstanding and all other amounts outstanding hereunder to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind except as set forth earlier in this paragraph, all of which are hereby waived by the Borrower; and in the case of any event with respect to the Borrower described in clause (h), (i) or (j) above, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower, and (iii) instruct the Collateral Trustee to take such legal action or proceedings as it deems expedient to protect and enforce their rights under the Security Indenture, including the commencement of enforcement proceedings as provided therein.

ARTICLE 8

THE ADMINISTRATIVE AGENT

8.1 Appointment of Agents. Each Lender hereby designates JPMorgan Chase Bank, N.A. as Administrative Agent to act as herein specified and as specified in the other Financing Documents. Each Lender hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of the Financing Documents, including the giving of the confirmation in writing contemplated by Section 4.2, and to exercise such powers and to perform such duties thereunder as are specifically delegated to or required of the Administrative Agent and the Co-Syndication Agents by the terms thereof and such other powers as are reasonably incidental thereto. The Administrative Agent may perform any of its duties hereunder by or through its agents or employees. Without limiting the foregoing, the parties acknowledge that certain duties and functions of the Administrative Agent with respect to the Tranche B Commitments will be performed by JPMorgan Chase Bank, N.A., Toronto Branch (which is a Canadian branch of the Administrative Agent), and in that capacity, JPMorgan Chase Bank, N.A., Toronto Branch will have the benefit of, and be subject to, the provisions of this Agreement, including this Article 8.

8.2 Secured Liabilities. All decisions regarding the administration and enforcement of the Security Documents shall be made by the Administrative Agent and the Lenders under this Agreement, and any Lender or Lender Affiliate which is a Secured Hedging Counterparty shall have no voting rights under this Agreement and no other right whatsoever to participate in the administration or enforcement of the Security Documents by virtue of its position as a Secured Hedge Counterparty.

8.3 Limitation of Duties of Agents. The Administrative Agent shall have no duties or responsibilities except those expressly set forth with respect to the Administrative Agent in this Agreement and as specified in the other Financing Documents. Neither the Administrative Agent nor any of its Related Parties shall be liable for any action taken or omitted by it as such hereunder or in connection herewith, unless caused by its or their gross negligence or wilful misconduct. The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have, by reason of this Agreement or the other Financing Documents, a fiduciary relationship in respect of any Lender. Nothing in this Agreement or the other Financing Documents, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement except as expressly set forth herein. The Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to this Agreement or the other Financing Documents unless it is requested in writing to do so by the Required Lenders.

8.4 Lack of Reliance on the Agents.

(a) Independent Investigation. Independently, and without reliance upon the Administrative Agent, each Lender, to the extent it deems appropriate, has made and shall continue to make (i) its own independent investigation of the financial condition and affairs of the Borrower and its Subsidiaries in connection with the taking or not taking of any action in connection herewith, and (ii) its own appraisal of the creditworthiness of the Borrower and its Subsidiaries, and, except as expressly provided in this Agreement and the other Financing Documents, the Administrative Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the consummation of the Transactions or at any time or times thereafter.

(b) Administrative Agent Not Responsible. The Administrative Agent shall not be responsible to any Lender for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectibility, priority or sufficiency of this Agreement or the other Financing Documents or the financial condition of the Borrower and its Subsidiaries or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or the other Financing Documents, or the financial condition of the Borrower and its Subsidiaries, or the existence or possible existence of any Default or Event of Default.

8.5 Certain Rights of the Administrative Agent. If the Administrative Agent shall request instructions from the Lenders or the Required Lenders (as the case may be) with respect to any act or action (including the failure to act) in connection with this Agreement or the other Financing Documents, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received written instructions from the Lenders or the Required Lenders, as applicable, and the Administrative Agent shall not incur liability to any Person by reason of so refraining. Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under this Agreement and the other Financing Documents in accordance with the instructions of the Required Lenders, or, to the extent required by Section 9.2, all of the Lenders.

8.6 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, electronic mail, cablegram, radiogram, order or other documentary teletransmission or telephone message believed by it to be genuine and correct and to have been signed, sent or made by the proper Person. The Administrative Agent may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

8.7 Indemnification of Agents. To the extent the Administrative Agent is not reimbursed and indemnified by the Borrower, each Lender will reimburse and indemnify the Administrative

Agent, in proportion to its aggregate Applicable Percentage, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in performing its duties hereunder, in any way relating to or arising out of this Agreement or any other Financing Document; provided that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct.

8.8 The Agents in their Individual Capacities. With respect to its obligations under this Agreement and the Loans made by it, JPMorgan Chase Bank, N.A., in its capacity as Lender hereunder, shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not performing the duties, if any, specified herein; and the terms “Lenders”, “Required Lenders” and any similar terms shall, unless the context clearly otherwise indicates, include JPMorgan Chase Bank, N.A. in its capacity as Lender hereunder. The Administrative Agent may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with the Borrower or any affiliate of the Borrower as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from the Borrower for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

8.9 May Treat Lender as Owner. The Borrower and the Administrative Agent may deem and treat each Lender as the owner of the Loans recorded on the Register maintained pursuant to Section 9.4(c) for all purposes hereof until a written notice of the assignment or transfer thereof shall have been filed with the Administrative Agent. Any request, authority or consent of any Person who at the time of making such request or giving such authority or consent is the owner of a Loan shall be conclusive and binding on any subsequent owner, transferee or assignee of such Loan.

8.10 Successor Administrative Agent.

(a) Administrative Agent Resignation. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right, upon five Business Days’ notice to the Borrower, to appoint a successor Administrative Agent, subject to the approval of the Borrower, such approval not to be unreasonably withheld. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation or the Required Lenders’ removal of the retiring Administrative Agent, then, upon five Business Days’ notice to the Borrower, the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent (subject to approval of the Borrower, such approval not to be unreasonably withheld), which shall be a financial institution organized under the laws of Canada having a combined capital and surplus of at least $100,000,000 or having a parent company with combined capital and surplus of at least $100,000,000.

(b) Rights, Powers, etc. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent’s resignation or removal hereunder as Administrative Agent, the provisions of this Article 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

8.11 Other Titles. The Co-Syndication Agents, the Co-Lead Arrangers and Joint Bookrunners are designated as such on the cover page of this Agreement but are not parties to this Agreement in such capacities and have no duties, liabilities or obligations in such capacities hereunder.

8.12 Quebec Security. It is acknowledged and agreed by the parties to this Agreement that for the purposes of the grant of security by a Credit Party in the Province of Québec, the Collateral Trustee (“Attorney”) has been designated to act as the holder of a power of attorney (fondé de pouvoir) of the Secured Parties for all purposes of Article 2692 of the Civil Code of Québec. Any Person who becomes a Lender under this Agreement will be deemed to have consented to and affirmed the Attorney as fondé de pouvoir and to have ratified as of the date it becomes a Lender all such actions taken by the fondé de pouvoir.

ARTICLE 9

MISCELLANEOUS

9.1 Notices. Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile in each case to the addressee, as follows:

(a) if to the Borrower:

Teck Resources Limited
550 Burrard Street
Suite 3300
Vancouver, BC V6C 0B3
Attention:	Chief Financial Officer
Facsimile:	604-699-4750

(b) if to the Administrative Agent:

JPMorgan Chase Bank, N.A.
1111 Fannin Street, Floor 10
Houston, TX 77002
Attention:	Leslie Opeyemi
Facsimile:	713-427-6307

with a copy to:

JPMorgan Chase Bank, N.A., Toronto Branch
200 Bay Street, Suite 1800
Royal Bank Plaza, South Tower
Toronto, ON M5J 2J2
Attention:	Amanda Vidulich, Account Manager
Facsimile:	(416) 981-9128

(c) if to any Lender, to it at its address (or facsimile number) set forth opposite its name in the execution page(s) of this Agreement.

Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

9.2 Waivers; Amendments.

(a) No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 9.2(b) or 9.2(c) (as applicable), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

(b) Subject to Section 9.2(c), neither this Agreement nor any other Financing Document (or any provision hereof or thereof) may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders; provided that no such agreement shall (i) increase the amount or extend the expiry date of any Commitment of any Lender without the prior written consent of each Lender directly affected thereby, (ii) reduce the principal amount of any Loan or reduce the rate of interest or any fee applicable to any Loan without the prior written consent of each Lender directly affected thereby, (iii) postpone the date of payment of the principal amount of any Loan, or any interest thereon, or any fees payable in respect thereof, or reduce the amount of, waive or excuse any such payment, without the prior written consent of each Lender directly affected thereby, (iv) change Section 2.16(b) or (c) in a manner that would alter the pro rata sharing of payments required thereby, without the prior written consent of each Lender directly affected thereby, or (v) change any of the provisions of this Section 9.2 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the prior written consent of each Lender; and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder without the prior written consent of the Administrative Agent.

(c) Notwithstanding Section 9.2(b), any waiver, amendment or modification of Section 5.16 which relates to the requirement to obtain any consent, approval or other authorization in order to grant a specific Lien or Liens in respect of any one or more properties which are Non-Consent Collateral (as defined in Section 5.16) having an aggregate book value (for all such properties) in excess of $1,000,000,000 shall require the consent of Lenders having Exposures representing more than 75% of the sum of the aggregate Exposures at such time.

9.3 Expenses; Indemnity; Damage Waiver.

(a) The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent, the Co-Lead Arrangers and Joint Bookrunners and their respective Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and all applicable Taxes, in connection with the syndication of the Credit Facility and the preparation and administration of this Agreement and the other Financing Documents, (ii) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and applicable Taxes, in connection with any amendments, modifications or waivers of the provisions hereof or of any of the other Financing Documents, (whether or not the transactions contemplated hereby or thereby shall be consummated), and (iii) all out-of-pocket expenses incurred by the Administrative Agent or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent or any Lender and all applicable Taxes, in connection with the enforcement or protection of their rights in connection with this Agreement, including its rights under this Section, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b) The Borrower shall indemnify the Administrative Agent and each Lender, as well as each Related Party and each assignee of any of the foregoing Persons (each such Person and each such assignee being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind and all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses and reasonable fees, charges and, disbursements of counsel) and all applicable Taxes to which any Indemnitee may become subject arising out of or in connection with (i) the execution or delivery of the Financing Documents or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder, and the consummation of the Transactions or any other transactions thereunder, (ii) any Loan or any actual or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, (v) any other aspect of this Agreement and the other Financing Documents, or (vi) the enforcement of any Indemnitee’s rights hereunder and any related investigation, defence, preparation of defence, litigation and enquiries, in each case regardless of whether or not the Acquisition is consummated; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct of or material breach of this Agreement by such Indemnitee.

(c) To the extent that the Borrower fails to pay any amount required to be paid under Sections 9.3 (a) or (b), each Lender severally agrees to pay to the Administrative Agent, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, in its capacity as such.

(d) The Borrower shall not assert, and hereby waives (to the fullest extent permitted by applicable Law), any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, any Financing Document, or any agreement or instrument contemplated thereby, any Loan or the use of the proceeds thereof.

(e) Any inspection of any property of the Borrower or any of its Subsidiaries made by or through the Administrative Agent or any Lender is for purposes of administration of the Commitments only, and neither the Borrower nor any of its Subsidiaries is entitled to rely upon the same (whether or not such inspections are at the expense of the Borrower).

(f) By accepting or approving anything required to be observed, performed, fulfilled or given to the Administrative Agent or the Lenders pursuant to the Financing Documents, neither the Administrative Agent nor the Lenders shall be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by the Administrative Agent or the Lenders.

(g) The relationship between the Borrower and the Administrative Agent and the Lenders is, and shall at all times remain, solely that of borrowers and lenders. Neither the Administrative Agent nor the Lenders shall under any circumstance be construed to be partners or joint venturers of the Borrower or its Affiliates. Neither the Administrative Agent nor the Lenders shall under any circumstance be deemed to be in a relationship of confidence or trust or a fiduciary relationship with the Borrower or its Affiliates, or to owe any fiduciary duty to the Borrower or its Affiliates. Neither the Administrative Agent nor the Lenders undertake or assume any responsibility or duty to the Borrower or its Affiliates to select, review, inspect, supervise, pass judgment upon or inform the Borrower or its Affiliates of any matter in connection with their property or the operations of the Borrower or its Affiliates. The Borrower and its Affiliates shall rely entirely upon their own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by the Administrative Agent or the Lenders in connection with such matters is solely for the protection of the Administrative Agent and the Lenders, and neither the Borrower nor any other Person is entitled to rely thereon.

(h) This Agreement is made for the purpose of defining and setting forth certain obligations, rights and duties of the Borrower, the Administrative Agent and the Lenders in connection with the Loans, and is made for the sole benefit of the Borrower, the Administrative Agent and the Lenders, and the Administrative Agent’s and each Lender’s successors and assigns. Except as provided in Sections 9.3(b) and 9.4, no other Person shall have any rights of any nature hereunder or by reason hereof.

(i) All amounts due under this Section 9.3 shall be payable not later than three Business Days after written demand therefor.

9.4 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement and the other Financing Documents (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (i) except in the case of an assignment to a Lender or a Lender Affiliate or an Approved Fund of any Lender, the Borrower and the Administrative Agent must give their prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed), provided further that the Borrower’s consent shall not be required with respect to any assignment made at any time after the occurrence and during the continuance of an Event of Default, (ii) except in the case of an assignment to a Lender or a Lender Affiliate or an Approved Fund of any Lender or an assignment of the entire remaining amount of the assigning Lender’s Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date on which the Assignment and Acceptance relating to such assignment is delivered to the

Administrative Agent) shall not be less than U.S.$5,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing, (iii) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of U.S.$3,500, payable by the assigning Lender, and (iv) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire. The Administrative Agent shall provide the Borrower and each Lender with written notice of any change in (or new) address of a Lender disclosed in an Administrative Questionnaire. Subject to acceptance and recording thereof pursuant to Section 9.4(d), from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, shall have all of the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.13, 2.14, and 2.15 and 9.3). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.4(e).

(c) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in New York, New York a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender at any reasonable time and from time to time upon reasonable prior notice.

(d) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 9.4(b) and any written consent to such assignment required by Section 9.4(b), the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this Section 9.4(d).

(e) Any Lender may, without notice to the Borrower or the consent of the Borrower or the Administrative Agent, sell participations to one or more Persons (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement and the other Financing Documents (including all or a portion of its Commitment and the Loans owing to it); provided that (i) such Lender’s rights and obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and (iv) no competitor of the Borrower may be a Participant without the prior written consent of the Borrower. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.2(b) that affects such Participant.

(f) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender to a Federal Reserve Bank, and Section 9.4 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

9.5 Survival. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Commitments have not expired or terminated. Sections 2.13, 2.14, 2.15 and 9.3 and Article 8 shall survive and remain in full force and effect, regardless of the consummation of the Transactions, the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

9.6 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Financing Documents and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.1, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed original counterpart of a signature page of this Agreement by facsimile shall be as effective as delivery of a manually executed original counterpart of this Agreement.

9.7 Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof, and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

9.8 Right of Set Off. If an Event of Default shall have occurred and be continuing and the amounts then outstanding hereunder have become due and payable in accordance with the concluding paragraph of Section 7.1, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, regardless of currency) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrower against any of and all of the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section 9.8 are in addition to other rights and remedies (including other rights of set off) which such Lender may have and are not intended to create a security interest.

9.9 Governing Law; Jurisdiction; Consent to Service of Process.

(a) This Agreement shall be construed in accordance with and governed by the laws of the Province of Ontario.

(b) The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the Courts of the Province of Ontario, and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement, or any other Financing Document or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in Ontario. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Nothing in this Agreement shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Financing Document against the Borrower or its properties in the courts of any other jurisdiction.

(c) The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in this Section 9.9(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, any forum non conveniens defence to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.1. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

9.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER FINANCING DOCUMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

9.11 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

9.12 Confidentiality. The Administrative Agent and each Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to each of their Affiliates, directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority or other Governmental Authority or required in connection with a credit insurance program administered by or on behalf of a Governmental Authority or an instrumentality thereof, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under any Financing Document or any suit, action or proceeding relating to any Financing Document or the enforcement of rights thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any actual or prospective assignee of or Participant in any of its rights or obligations under this Agreement, or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower, or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section, or (ii) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than the Borrower. For the purposes of this Section, “Information” means all information received from the Borrower relating to the Borrower, any of its Subsidiaries, or their respective business, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to disclosure by the Borrower. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

9.13 Press Releases and Related Materials. The Borrower agrees that neither it nor its Affiliates will issue any press release or other public disclosure using the name of the Administrative Agent or any of the Lenders or referring to this Agreement without at least two (2) Business Days’ prior notice to the Administrative Agent or the applicable Lender unless (and only to the extent that) the Borrower or Affiliate is required to do so under law and then, in any event, the Borrower or Affiliate will consult with the Administrative Agent or the applicable Lender before issuing such press release or other public disclosure. The Borrower consents to the publication by the Administrative Agent or any Lender of advertising material relating to the financing transactions contemplated by this Agreement using its name, product photographs, logo or trademark. The Administrative Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

9.14 Anti-Money Laundering Legislation.

(a) The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower, and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee or participant of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(b) If the Administrative Agent has ascertained the identity of the Borrower or any authorized signatories of the Borrower for the purposes of applicable AML Legislation, then the Administrative Agent:

(i)	shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Administrative Agent within the meaning of applicable AML Legislation; and

(ii)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrower or any authorized signatories of the Borrower on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so.

9.15 Release of Security. The Administrative Agent shall, and shall authorize and direct the Collateral Trustee in the manner contemplated by the Security Indenture to:

(a) release and discharge the Liens constituted by the Security Documents in any asset which is disposed of by means of an Asset Disposition which is not prohibited by this Agreement or which has been consented to by the Required Lenders;

(b) release and discharge the Subsidiary Guarantee or other guarantee of any Subsidiary whose Equity Securities are disposed of, in whole or in part, by means of an Asset Disposition which is not prohibited by this Agreement or which has been consented to by the Required Lenders; and

(c) release and discharge the Liens constituted by the Security Documents in the assets of any Subsidiary referred to in (b).

The Security Indenture and the Liens granted thereunder shall be released and discharged if (i) all amounts owing under the Bridge Credit Agreement have been repaid in full, and (ii) the Borrower has achieved a corporate credit rating of at least BBB- from S&P and a corporate credit rating of at least Baa3 from Moody’s, in each case with a stable or positive outlook.

9.16 Effect of Amendment and Restatement. Subject to the conditions to effectiveness set forth in Section 4.1, the Original Credit Agreement shall be amended and restated in its entirety as of the Effective Date. The parties hereto acknowledge and agree that (a) this Agreement and the other agreements, documents and instruments executed and delivered in connection herewith do not constitute a novation, payment or reborrowing, and (b) upon the effectiveness of this Agreement, all Loans outstanding under the Original Credit Agreement immediately before the effectiveness of this Agreement will be continued as corresponding Loans hereunder on the terms and conditions set forth in this Agreement.

[Balance of this page left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Address:	550 Burrard Street	TECK RESOURCES LIMITED, as
	Suite 3300, Bentall 5	Borrower
Vancouver, BC V6C 0B3
Attention:	Chief Financial	By:
	Officer	Name:
Facsimile:	604-699-4704	Title:

By:
Name:
Title:

Signature Page to Amended and Restated Term Credit Agreement

S1

Address:	1111 Fannin Street, Floor 10	JPMORGAN CHASE BANK, N.A., as
	Houston, TX 77002	Administrative Agent

Attention:	Leslie Opeyemi	By:
Facsimile No.:	713-427-6307	Name:
Title:

By:
Name:
Title:

Signature Page to Amended and Restated Term Credit Agreement

S2

SCHEDULE A

COMMITMENTS

TRANCHE A COMMITMENTS

TRANCHE A LENDER	COMMITMENT
JPMORGAN CHASE BANK, N.A.	$50,000,000.00
THE ROYAL BANK OF SCOTLAND PLC.	$250,000,000.00
MERRILL LYNCH CAPITAL CORPORATION	$310,065,239.00
THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., NEW YORK BRANCH	$200,000,000.00
SUMITOMO MITSUI BANKING CORPORATION	$125,000,000.00
BARCLAYS BANK PLC	$125,000,000.00
AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED	$50,000,000.00
BANCO SANTANDER, S.A., NEW YORK BRANCH	$50,000,000.00
BANK OF COMMUNICATIONS CO., LTD., NEW YORK BRANCH	$10,000,000.00
CHANG HWA COMMERCIAL BANK, LTD., NEW YORK BRANCH	$10,000,000.00
TAIPEI FUBON COMMERCIAL BANK CO., LTD., LOS ANGELES BRANCH	$10,000,000.00
LOAN FUNDING 1 LLC	$5,000,000.00
NAVIGATOR CDO 04 LTD.	$3,000,000.00
ANTARES NAVIGATOR CDO 2005	$2,000,000.00
NAVIGATOR CDO 2006 LTD.	$1,000,000.00

TOTAL TRANCHE A COMMITMENTS	$1,201,065,239.00

TRANCHE B COMMITMENTS

TRANCHE B LENDER	COMMITMENT
JPMORGAN CHASE BANK, N.A., TORONTO BRANCH	$260,065,241.00
CITIBANK NA, CANADIAN BRANCH	$310,065,239.00
BANK OF MONTREAL	$304,601,427.00
CANADIAN IMPERIAL BANK OF COMMERCE	$304,601,427.00
ROYAL BANK OF CANADA	$304,601,427.00
BANK OF AMERICA, N.A.	$250,000,000.00
MIZUHO CORPORATE BANK, LTD.	$250,000,000.00
THE BANK OF NOVA SCOTIA	$250,000,000.00
THE TORONTO-DOMINION BANK	$250,000,000.00
BANK OF TOKYO-MITSUBISHI UFJ (CANADA)	$50,000,000.00
DEUTSCHE BANK AG, CANADA BRANCH	$75,000,000.00
NATIONAL BANK OF CANADA	$75,000,000.00
ALBERTA TREASURY BRANCHES	$75,000,000.00
CANADIAN WESTERN BANK	$20,000,000.00
BANK OF CHINA (CANADA)	$15,000,000.00
MEGA INTERNATIONAL COMMERCIAL BANK (CANADA)	$5,000,000.00

TOTAL TRANCHE B COMMITMENTS	$2,798,934,761.00

TOTAL COMMITMENTS	$4,000,000,000.00

All amounts in above tables are in U.S. Dollars.

SCHEDULE B

DISCLOSED MATTERS

Lake Roosevelt

At the instigation of the Colville Confederated Tribes, Region 10 of the United States Environmental Protection Agency (“EPA”) completed an expanded site assessment of the Upper Columbia River and Lake Roosevelt for metal contamination and determined that the site qualified for NPL (superfund) listing. The EPA identified the Borrower’s affiliate Teck Cominco Metals Ltd.s’ (“TCML”) Trail Operations as the party principally responsible for metal contamination at the site and the Borrower was invited to enter into negotiations with the EPA with a view to settling an alternative to superfund agreement. TCAI Incorporated (“TCAI”), the Borrower’s U.S. affiliate, responded on behalf of the Borrower and submitted a comprehensive offer to study potential human health and environmental impacts of the hazards identified in the EPA assessment, and to fund studies and incur oversight costs with an aggregate estimated cost of US$13 million. Those negotiations were broken off by the EPA in November 2003. In December 2003, the EPA issued information requests to the Borrower, TCML, TCAI and Teck Alaska Incorporated. The EPA also issued a Unilateral Administrative Order (“UAO”) to TCML purporting to order the Canadian company to conduct a remedial investigation and feasibility study in accordance with the CERCLA protocols (“RI/FS”). TCAI and Teck Alaska Incorporated fully responded to the information requests. The Borrower and TCML declined to participate in the information requests and TCML advised the agency that it had no jurisdiction to issue the UAO.

In January 2004, the Canadian government delivered a Diplomatic Note to the U.S. State Department indicating its concern about the purported application of American law against a Canadian domestic company and formally requesting the EPA to rescind the Order to allow negotiations to proceed on a cooperative basis. Discussions between Canada and the United States in an attempt to find a neutral forum under which the studies could be conducted were unsuccessful. TCAI and TCML continued to negotiate with the EPA and U.S. Department of Justice and in June 2006, TCAI concluded a settlement agreement with the U.S. and the EPA (“Agreement”) pursuant to which it agreed to fund and conduct an RI/FS of the site under EPA supervision. TCML has guaranteed the performance of TCAI under the Agreement and TCAI placed US$20 million in escrow as financial assurance for its obligations under the Agreement. Concurrently with the execution of the Agreement, the EPA withdrew the UAO.

While the UAO was outstanding two citizens of Washington State and members of the Colville Tribe supported by the State of Washington commenced an enforcement proceeding in Federal District Court under Section 310(1)(a) of CERCLA to enforce the UAO and to seek fines and penalties against TCML for non-compliance. In September 2005, the Colville Tribe was added as an additional plaintiff and the Tribe and the State of Washington filed amended complaints in the District Court action claiming natural resource damages (“NRD”) and cost recovery under CERCLA.

On November 11, 2004, the District Court for Eastern Washington denied a motion by TCML to dismiss the citizen’s suit. TCML’s appeal of that decision to the 9th Circuit Court of Appeal was denied in July 2006. TCML’s subsequent petition for review and reversal to the U.S. Supreme Court was denied in January 2008 and the case reverted to the District Court. The District Court has split the case into three phases: (1) issues related to the UAO; (2) liability; and (3) damages.

On September 19, 2008, the Court summarily dismissed all of the claims in first phase, dealing with the claims for penalties while the UAO was outstanding. On March 9, 2009, the Court granted the plaintiffs’ motion for an award of the costs of litigating the UAO claims. The plaintiffs have appealed the dismissal of the UAO claims and TCML intends to appeal the cost award. The second phase of the case, dealing with TCML’s liability under CERCLA for cost recovery and NRD is scheduled to be heard on October 4, 2010. The third phase, dealing with the claims for NRD and costs has been deferred until there has been substantial progress on the RI/FS or it is completed.

To the knowledge of the Borrower, no human health or ecological risks associated with past activities of TCML have been identified to date, for which the estimated cost of remediation would have a Material Adverse Effect on the Borrower. TAI commissioned a study by recognized experts in NRD assessment in 2008. Based on the assessment performed, the estimated compensable value of such damage would not have a Material Adverse Effect on the Borrower. Until definitive studies and assessments have been conducted, however, it is not possible to assess the potential liability of the Borrower and its affiliates in respect of potential remedial obligations and costs.

SCHEDULE C

BILATERAL CREDIT AGREEMENTS

	Amount ($ millions)		Maturity Date
Revolver

Teck Resources Limited

Syndicated, JP Morgan as administrative agent	US $	800	Feb. 15/13

Bilaterals

Teck Resources Limited

Bank of Montreal	CAD $	100	Mar. 3/13

Royal Bank of Canada	CAD $	75	Aug. 31/12

TD Bank	CAD $	100	Sept. 24/13

Teck Alaska Inc. (Red Dog)

Royal Bank of Canada	US $	50	Jul. 3/09

Highland Valley Copper

TD Bank	US $	20	Demand

SCHEDULE D

SECURITY PRINCIPLES

The security required pursuant to the Agreement will be provided by the Credit Parties in favour of the Collateral Trustee for the benefit of the Secured Parties and the holders of, or agents or trustees for the holders of, certain Specified Debt. Security Bonds will be issued by the Borrower pursuant to the Security Indenture and pledged (pursuant to Pledge Agreements) to the Administrative Agent for the benefit of the Secured Parties and to the holders of, or agents or trustees for the holders of, certain Specified Debt. First priority Liens (subject only to Permitted Liens) shall be granted over all of the existing and after-acquired real and personal property of each Credit Party to the Collateral Trustee to secure the obligations owed hereunder and to secure equally and rateably the holders of the Specified Debt. The Credit Parties shall execute general security agreements, securities pledge agreements, mortgages and all other required documentation to effect such Liens to the satisfaction of the Administrative Agent. The Borrower shall, and shall cause the Credit Parties to, use its reasonable commercial efforts to obtain any consents required to put into effect the Liens on the Collateral described below which is indicated as requiring consent. Any security granted shall be subject to any legal or contractual restrictions relating to the granting of such security, but this shall not affect the obligations of the Credit Parties to use their reasonable commercial efforts to obtain any consents required for the granting of the security.

In addition to a Lien on all present and after acquired personal property of each Credit Party, the Collateral Trustee shall be granted specific Liens over the following Collateral:

Credit Party	Collateral
Teck Resources Limited	Duck Pond Mine

Teck Coal Partnership	Shares of Cardinal River Coals Ltd.

Teck Coal Partnership	Cardinal River Mine

Teck Coal Partnership	Coal Mountain Mine

Teck Coal Partnership	Units of Elkview Mine Limited Partnership (partner consent required)

Elkview Mine Limited Partnership	Elkview Mine (partner consent required)

Teck Coal Partnership	Fording River Mine

Teck Coal Partnership	80% undivided interest in Green Hills Mine (joint venture consent and attornment to the joint venture agreement by the Collateral Trustee required)

Teck Coal Partnership	Line Creek Mine

Teck Cominco Coal Partnership	Interests in the Fording LP Royalty Agreement

Teck Cominco Coal Partnership	Partnership Interest in Teck Coal Partnership

Quintette Coal Partnership	Partnership Interest in Teck Coal Partnership

Credit Party	Collateral
Fording Limited Partnership	Partnership Interest in Teck Coal Partnership

Teck Cominco Metals Ltd.	Partnership Interest in Highland Valley Copper Partnership

Cominco Mining Partnership	Partnership Interest in Highland Valley Copper Partnership

Teck Resources Limited	Partnership Interest in Highland Valley Copper Partnership

Teck Cominco Metals Ltd.	Partnership Units of Cominco Mining Partnership

Cominco Nova Scotia Company	Partnership Units of Cominco Mining Partnership

Teck American Incorporated	Shares of Teck Alaska Incorporated

Teck Alaska Incorporated	Leasehold Interest in Red Dog Mine (NANA Regional Corporation consent required)

Aurcay Holdings Inc.	Shares of Aur QB Inc.

Aur QB Inc.	76.5% of the Outstanding Shares in Compania Minera Quebrada Blanca SA

Minera Canada Tungsten Chile Ltda.	54.48% of the Shares in Compania Minera Carmen de Andacollo

Teck Operaciones Mineras Chile Ltda.	27% of the Shares in Compania Minera Carmen de Andacollo

Canada Tungsten (Cayman) Inc.	4.52% of the Shares in Compania Minera Carmen de Andacollo

Relincho Bahamas Ltd.	All Shares of Minera Relincho Copper SA

Minera Relincho Copper SA	Relincho Property (Royalty holder consent required)

Teck Base Metals Ltd.	Outstanding Shares (22.5%) of Compania Minera Antamina SA

Teck Cominco Metals Ltd.	Trail Operations

Teck Resources Limited	Partnership Interest in Fort Hills Energy Limited Partnership (partner consent and attornment by the Collateral Trustee to the partnership agreement required)

Teck Colorado Inc.	Shares of Teck-Pogo Inc.

Teck Resources Limited	Shares of Teck Cominco Metals Ltd.

TCAI Incorporated	Shares of Teck American Incorporated

TCL U.S. Holdings Ltd.	Shares of TCAI Incorporated

Teck Financial Corp. Ltd.	Shares of Teck Base Metals Ltd.

Highland Valley Copper Partnership	Highland Valley Mine (Highmont Mining Company minority partners consent and attornment by the Collateral Trustee to the partnership agreement required)

SCHEDULE E

GUARANTORS

Teck Cominco Metals Ltd.

Teck Cominco Coal Partnership

Teck Coal Partnership

Quintette Coal Partnership

Fording Limited Partnership

Cardinal River Coals Ltd.

Elkview Mine Limited Partnership (other partner consent required)

Cominco Mining Partnership

Teck American Incorporated

Teck Colorado Inc.

Teck Alaska Incorporated

Aurcay Holdings Inc.

Aur QB Inc.

Minera Canada Tungsten Chile Ltda.

Teck Operaciones Mineras Chile Ltda.

Canada Tungsten (Cayman) Inc.

Relincho Bahamas Ltd.

Minera Relincho Copper SA

Teck Base Metals Ltd.

Teck-Pogo Inc.

Cominco Nova Scotia Company

TCAI Incorporated

TCL U.S. Holdings Ltd.

Teck Financial Corp. Ltd.

Teck Hungary Services kft

Highland Valley Copper Partnership (Highmont Mining Company minority partners consent and attornment by the Collateral Trustee to the partnership agreement required)

SCHEDULE F

LETTER OF CREDIT OBLIGATIONS

Bank of Nova Scotia

Red Dog reclamation	[Redacted dollar amounts]

Cardinal R. reclamation

Cardinal R. reclamation

Cardinal R. reclamation

Fording R. reclamation

Elkview reclamation

Line Creek reclamation

Aur

Fort Hills reclamation

Bank of America

Pend Oreille reclamation	[Redacted dollar amounts]

Royal Bank of Canada

Letters of credit issued on behalf of Captive Insurance Company in relation to a worker’s compensation policy	[Redacted dollar amounts]

SCHEDULE F-1

NON-EXTENDING LENDERS

TRANCHE A LENDERS

SUMITOMO MITSUI BANKING CORPORATION

BARCLAYS BANK PLC

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

BANK OF COMMUNICATIONS CO., LTD., NEW YORK BRANCH

CHANG HWA COMMERCIAL BANK, LTD., NEW YORK BRANCH

TAIPEI FUBON COMMERCIAL BANK, CO., LTD., LOS ANGELES BRANCH

LOAN FUNDING 1 LLC

TRANCHE B LENDERS

DEUTSCHE BANK AG, CANADA BRANCH

NATIONAL BANK OF CANADA

ALBERTA TREASURY BRANCHES

CANADIAN WESTERN BANK

MEGA INTERNATIONAL COMMERCIAL BANK (CANADA)

SCHEDULE G

EXTENDING LENDERS

TRANCHE A LENDERS

JPMORGAN CHASE BANK, N.A.

THE ROYAL BANK OF SCOTLAND PLC

MERRILL LYNCH CAPITAL CORPORATION

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., NEW YORK BRANCH

BANCO SANTANDER, S.A., NEW YORK BRANCH

NAVIGATOR CDO 04 LTD.

ANTARES NAVIGATOR CDO 2005

NAVIGATOR CDO 2006 LTD.

TRANCHE B LENDERS

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH

CITIBANK NA, CANADIAN BRANCH

BANK OF MONTREAL

CANADIAN IMPERIAL BANK OF COMMERCE

ROYAL BANK OF CANADA

BANK OF AMERICA, N.A.

MIZUHO CORPORATE BANK, LTD.

THE BANK OF NOVA SCOTIA

THE TORONTO-DOMINION BANK

BANK OF TOKYO-MITSUBISHI UFJ (CANADA)

BANK OF CHINA (CANADA)

SCHEDULE 3.3

GOVERNMENTAL APPROVALS

Consents required in respect of the transfer or the grant of security interests in mining leases, licenses, permits and other mining rights.

Registration requirements under various applicable or relevant personal and real property securities legislation.

SCHEDULE 3.5

LITIGATION

Nil.

SCHEDULE 3.8

OWNED REAL PROPERTY

Teck Resources Limited

Central Newfoundland approximately 100 kilometers southwest of the city of Grandfalls

Windsor,, Newfoundland (Duck Pond)

[Bullmoose Creek – Peace Region]

Chicken Chef – 29 Highway 105, PTS K 1365 DES 23R6683 PART 2 PCL 6561

See attached.

Teck Cominco Metals Ltd.

P.O. Box 1000, Trail, B.C. (Trail Operations)

2380 Speakman Drive, Mississauga, Ontario (PTC)

See attached

Teck Cominco Coal Partnership

None.

Teck Coal Partnership

205 9th Avenue SE, Calgary Alberta

See attached where Teck Coal Partnership holds through a nominee.

Cardinal River Coals Ltd.

None.

Cominco Mining Partnership

None.

Elkview Mine Limited Partnership

None.

Cominco Nova Scotia Company

None.

TCL U.S. Holdings Ltd.

None.

Teck Colorado Inc.

None.

Teck American Incorporated

None.

Teck Alaska Incorporated

None.

Teck-Pogo Inc.

None.

Aurcay Holdings Inc.

None.

Aur QB Inc.

None.

Minera Canada Tungsten Chile Ltda.

None.

Teck Operaciones Mineras Chile Ltda.

None.

Canada Tungsten (Cayman) Inc.

None.

Relincho Bahamas Ltd.

None.

Minera Relincho Copper SA

See attached exploitation and exploration claims constituting the Minera Relincho Copper S.A property.

Teck Base Metals Ltd.

None.

TCAI Incorporated

None.

Teck Financial Corp. Ltd.

None.

Teck Hungary Services Kft

None.

Quintette Coal Partnership

None.

Fording Limited Partnership

None.

[Redacted specific property descriptions]

SCHEDULE 3.9

PENSION PLANS

Plan Name	Solvency Ratio	Valuation Date
Teck Cominco Metals Ltd. Retirement Income Plan	[Redacted solvency ratios and valuation dates]
Teck Cominco Metals Ltd. BC Unionized Employees
Pension Plan for Executive and Qualified Senior Salaried Employees of Teck Cominco Limited
Highland Valley Copper Pension Plan for Salaried Employees
Highland Valley Copper Pension Plan for Hourly Paid Employees
Elk Valley Coal Corporation Teck Coal Limited Pension Plan for Union Employees
Pension Plan for Administrative Employees of Elk Valley Coal Corporation Teck Coal Limited
Pension Plan for Line Creek Hourly Employees of Elk Valley Coal Corporation Teck Coal Limited
Teck Cominco American Incorporated Retirement Plan

SCHEDULE 3.11

DEFAULTS

None.

SCHEDULE 3.13

SUBSIDIARIES

Material Subsidiaries

Company Name	Form of Legal Entity	Equity Securities Issued & Outstanding	Equity Securities Owned by Borrower and Material Subsidiaries	Jurisdiction of Organization
Teck Cominco Metals Ltd. (“TCML”)	Corporation	3,100 shares	3,100 (100%) held by the Borrower	Canada – Canada Business Corporations Act

Cominco Mining Partnership	Partnership	Partnership Units	99% held by TCML and 1% held by Cominco Nova Scotia Company (a wholly owned subsidiary of TCML)	BC

Teck American Incorporated	Corporation	1,500 common shares	1,500 (100%) held by TCAI Incorporated	USA- State of Washington

Teck Alaska Incorporated	Corporation	4,100 shares	4,100 (100%) held by Teck Cominco American Incorporated	USA – State of Alaska

Teck Hungary Services kft	Corporation	Quotas	100% held by the Borrower	Hungary

Teck Base Metals Ltd.	Corporation	15,957,584 common shares	15,957,584 (100%) held by Teck Financial Corporation Ltd.	Bermuda

Teck Financial Corporation Ltd.	Corporation	244,312,905 Class A and B shares	244,312,905 (100%) held by the Borrower	Bermuda

TCL U.S. Holdings Ltd.	Corporation	1,000,0001 common shares	100% held by Cominco Mining Partnership.	Canada – Canada Business Corporations Act

TCAI Incorporated	Corporation	882,081 common shares	100% held by TCL U.S. Holdings Ltd.	USA – Washington.

Company Name	Form of Legal Entity	Equity Securities Issued & Outstanding	Equity Securities Owned by Borrower and Material Subsidiaries	Jurisdiction of Organization
Aurcay Holdings Inc.	Corporation	101,000,000 common shares	100% Borrower	Cayman Islands

Aur QB Inc.	Corporation	112,444,374 common shares	100% Aurcay Holdings Inc.	Cayman Islands

Compania Minera Quebrada Blanca S.A.	Corporation	19,805 Series A shares 2,330 Series B shares 1,165 Series C shares	17,825 Series A shares held by Aur QB Inc. (90% of Series A shares and 77.5% of total shares outstanding) (Series B and C shares held by third party).	Chile

Fording Limited Partnership	Limited Partnership	Partnership Units	99.99% Borrower 00.01% Fording ULC, a wholly-owned subsidiary of Borrower.[1]	Alberta

Teck Cominco Coal Partnership	General Partnership	Partnership Units	99.99% Borrower 0.008% Teck-Bullmoose Coal Inc. (a wholly-owned subsidiary of Borrower).	British Columbia

Teck Coal Partnership	General Partnership	Partnership Units	60% Fording Limited Partnership 38.83% Teck Cominco Coal Partnership 0.134% Quintette Coal Partnership	British Columbia

Elkview Mine Limited Partnership	Limited Partnership	Partnership Units	95% Elk Valley Coal Partnership [2]	Alberta

Minera Canada Tungsten Chile Ltda.	Minera Canada Tungsten Chile Ltda.	Minera Canada Tungsten Chile Ltda.	Minera Canada Tungsten Chile Ltda.	Minera Canada Tungsten Chile Ltda.

Teck Operaciones Mineras Chile Ltda.	Corporation		79.98% held by Aur QB Inc. 0.02% held by Aurcay Holdings Inc. 20% held by Aurcay Inc.	Chile

Canada Tungsten (Cayman) Inc.	Corporation		100% held by the Borrower	Cayman Islands

Relinchos Bahamas Ltd.	Corporation		100% held by Global Copper Corp.	Bahamas

Minera Relinchos Copper SA	Corporation		100% held by Relinchos Bahamas Ltd.	Chile

Cominco Nova Scotia Company	Corporation		100% held by Teck Cominco Metals Ltd.

Quintette Coal Partnership	Partnership	Partnership Units	56% held by the Borrower 44% held by Teck-Bullmoose Coal Inc.	British Columbia

Fording Limited Partnership	Limited Partnership	Partnership Units	99.99% held by Fording Arrangement Corp.	Alberta

[1]	Assumes closing of Teck/Fording transaction.
[2]	5% held by third parties.

Company Name	Form of Legal Entity	Equity Securities Issued & Outstanding	Equity Securities Owned by Borrower and Material Subsidiaries	Jurisdiction of Organization
0.01% held by Fording (GP) ULC

Immaterial Subsidiaries

Teck Resources Limited

List of Companies	Partnership/ Corporation	Jurisdiction
119994 Canada Limited	Corporation	CBCA
1231207 Alberta ULC	Corporation	Alberta
3082238 Nova Scotia Company	Corporation	Nova Scotia
3082239 Nova Scotia Company	Corporation	Nova Scotia
4116313 Canada Inc.	Corporation	CBCA
585566 B.C. Ltd.	Corporation	BC
6069789 Canada Inc.	Corporation	CBCA
627066 Alberta Ltd.	Corporation	Alberta
Afton Operating Corporation	Corporation	BC
Agricola Teck S.P.R. de L.R. (65%)	Corporation	Mexico
American Titanium Inc.	Corporation	US-Colorado
Antamina Operadora S.A. (22.5% via CMA)	Corporation	Peru
Ardley Coal Limited	Corporation	Alberta
Aur (Barbados) Inc.	Corporation	Barbados
Aur Argentina S.A.	Corporation	Argentina
Aur Mexcay Inc.	Corporation	Mexico
Aur Peru S.A.C.	Corporation	Peru
Aur Perucay Inc.	Corporation	Cayman
Aur QB Inc. Agencia Chile	Corporation	Chile
Bamoos Minerals Limited (72%)	Corporation	Ontario
Bartec Minerals Limited (95.2%)	Corporation	Quebec
Beachpoint Holdings Ltd.	Corporation	BC
Bitmin Resources Ltd.	Corporation	Alberta
BMC Financial Inc.	Corporation	BC
BMC Insurance Company Limited	Corporation	Barbados
Bullmoose Operating Corporation	Corporation	BC
Cardinal River Coals Ltd.	Corporation	Alberta
Cirque Operating Corp.	Corporation	BC
Compaňia Minera Antamina S.A.	Corporation	Peru
Compania Minera Carmen de Andacollo (90%)	Corporation	Chile
Deldorita Ranches Inc.	Corporation	US-Colorado
Elkview Mine GP Inc.	Corporation	CBCA
Favourable Lake Explorations Limited (52%)	Corporation	Ontario

Feld Temagami Mines Limited (18%)	Corporation	Ontario
Fording (GP) ULC	Corporation	Nova Scotia
Fording Amalco Inc.	Corporation	CBCA
Fording Arrangement Corp.	Corporation	Alberta
Fording Coal Limited	Corporation	CBCA
Galore Creek Mining Corporation	Corporation	BC
Galore Creek Partnership	Partnership	BC (Partnership)
Gemteck Environmental Software Limited	Corporation	BC
Geophysical Engineering Inc.	Corporation	Ontario
Global Copper Corp	Corporation	BC
Guaniamo Mining Co. Ltd. (30%)	Corporation	Cayman
Highmont Mining Company (A Partnership)	Partnership	BC (Partnership)
Highmont Operating Corporation	Corporation	BC
International Nickel Ventures Inc.	Corporation	Ontario
Lennard Shelf Pty Ltd.	Corporation	Australia
Liard Copper Mines Limited	Corporation	BC
Line Creek Mine Ltd.	Corporation	Alberta
Minas de San Nicolas S.A. de C.V. (60%)	Corporation	Mexico
Minera Aur Mexico S.A.	Corporation	Mexico
Minera Media Luna S.A. de C.V. (78.8%)	Corporation	Mexico
Minera Relincho Copper S.A.	Corporation	Chile
Minera Tama S.A. de C.V. (65%)	Corporation	Mexico
Minera Teck Cominco S.A. de C.V.	Corporation	Mexico
Minera Teck Panama S.A.	Corporation	Panama
Mineradora INVI Ltada. (73%)	Corporation	Brazil
Newfoundland Zinc Mines Limited	Corporation	Newfoundland
Nomes Securities Ltd.	Corporation	Ontario
Oroteck Mexico S.A. de C.V.	Corporation	Mexico
PanaCobre S.A.	Corporation	Panama
Patcay Inc.	Corporation	Cayman
Quintette Coal Limited	Corporation	BC
Quintette Operating Corporation	Corporation	BC
Ridgetop Forwarding Ltd.	Corporation	BC
Rocdor Mines Ltd. (46%)	Corporation	Quebec
Servicios Teck Cominco S.A. de C.V.	Corporation	Mexico
Sugarloaf Ranches Limited	Corporation	BC
TCK China EX-IM Ltd.	Corporation	CBCA
TCK China Mineral Holdings Ltd.	Corporation	CBCA
TCK Niugini Limited	Corporation	Papua New Guinea
TCK Saibei Minerals Ltd.	Corporation	CBCA
TCK Tonga Limited	Corporation	Tonga
TCL Australia Holdings Inc.	Corporation	CBCA
TCL Sweden Ltd.	Corporation	CBCA
Teck Colorado Inc.	Corporation	US-Colorado
Teck Cominco Australia Pty Ltd.	Corporation	Australia
Teck Cominco Foundation	Society	BC (Society)

Teck Cominco Ireland Ltd.	Corporation	CBCA
Teck Cominco Peru S.A.	Corporation	Peru
Teck Exploration and Mining Company, Inc.	Corporation	Philippines
Teck Exploration Ltd.	Corporation	Ontario
Teck Frontier Corporation	Corporation	CBCA
Teck Ghana Limited	Corporation	Ghana
Teck Gold Ltd.	Corporation	Bermuda
Teck Minera de Argentina, S.A.	Corporation	Argentina
Teck Panama Minerals Corp.	Corporation	BC
Teck.Com.Inc.	Corporation	CBCA
Teck-Bullmoose Coal Inc.	Corporation	BC
Teckgold Limited	Corporation	CBCA
Teck-Pogo Inc.	Corporation	US-Alaska
Tenedora Teck Cominco Mexico, S.A. de C.V.	Corporation	Mexico
Veinlode Silver Mines Limited (33.33%)	Corporation	Ontario

Teck Cominco Metals Ltd.

List of Companies	Partnership/ Corporation	Jurisdiction
1456359 Ontario Inc. (Faro)	Corporation	Ontario
2774003 Canada Ltd.	Corporation	CBCA
Atanik Minerals Ltd.	Corporation	CBCA
Bonna Incorporated	Corporation	US-Wash
Caja Holdings Ltd.	Corporation	BVI
Cominco Argentina Ltd.	Corporation	CBCA
Cominco Brasil Ltd.	Corporation	CBCA
Cominco Engineering Services Ltd.	Corporation	CBCA
Cominco Financial Corp.	Corporation	CBCA
Cominco Investment Limited	Corporation	Nova Scotia
Cominco Mining Worldwide Holdings Ltd.	Corporation	CBCA
Cominco Namibia Ltd.	Corporation	CBCA
Cominco Peru S.R. Ltda.	Corporation	Peru
Cominco Resources Europe N.V.	Corporation	Belgium
Comroy Holdings Ltd.	Corporation	BC
Exploracion Internacional Espana S.A. (47.75%)	Corporation	Spain
H. Folke Sandelin A.B.	Corporation	Sweden
Hebron Minerals Ltd.	Corporation	CBCA
Highland Valley Copper Corporation	Corporation	BC
Keltie Minerals Ltd.	Corporation	BC
Minera Cominco Bolivia Ltda.	Corporation	Bolivia
Minera Cominco Guatemala S.A.	Corporation	Guatemala
Sa Dena Hes Operating Corporation	Corporation	CBCA
Sandon Holdings Ltd.	Corporation	Bermuda
Secrecorp Minerals Ltd.	Corporation	CBCA

Sociedad Minera El Brocal S.A.	Corporation	Peru
Teck Advanced Materials Incorporated	Corporation	US-Wash
Teck American Metal Sales Incorporated	Corporation	US-Wash
Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.	Corporation	Turkey
Teck Cominco Argentina Ltd.	Corporation	CBCA
Teck Cominco do Brasil S.A.	Corporation	Brazil
Teck Cominco Namibia Ltd.	Corporation	CBCA
Teck Cominco Pte Ltd.	Corporation	Singapore
Teck Cominco Sweden A.B.	Corporation	Sweden
Teck Exploraciones Mineras Chile Ltda	Corporation	Chile
Teck Washington Incorporated (Pend Oreille Mine)	Corporation	US-Wash.
CESL Cominco Technology Ltd.	Corporation	BC
Inversiones Colquijirca S.A. (20%-owns 51% of Sociedad Minera El Brocal S.A.)	Corporation	Peru

SCHEDULE 3.16

ENVIRONMENTAL MATTERS

•	Red Dog NPDES Permit and Aqqaluk Permitting

Teck Alaska Incorporated’s Red Dog zinc-lead mine, mill and port facility near Kotzebue, Alaska operates under permits issued by the Environmental Protection Agency (the “EPA”) and the State of Alaska. The mine’s main water discharge permit was issued by the EPA in 1998 (the “1998 Permit”) under the National Pollutant Discharge Elimination System (“NPDES”). The 1998 Permit contains an “end-of-pipe” limitation on total dissolved solids (“TDS”) that the mine cannot meet on a sustained basis. The mine has continued to operate under compliance orders issued by the EPA pending the issuance of a renewed permit.

Several citizens from the nearby village of Kivalina filed a complaint under the citizens’ suit provision of the Clean Water Act seeking fines and penalties for TDS exceedances of the 1998 Permit. That suit was settled in 2008 and the terms of settlement are embodied in a Consent Decree filed in the federal District Court for the District of Alaska on October 23, 2008. The Consent Decree provides that the mine will comply with Alaska State water quality standards for TDS until the reissuance of the 1998 Permit.

The 1998 Permit is to be reissued in conjunction with the permitting of the Aqqaluk deposit. The Aqqaluk deposit is the next orebody scheduled to be mined at Red Dog. Taking into account the need to prepare and pre-strip Aqqaluk, we estimate that we will need to access the deposit by the first quarter of 2010.

The review and approval process for the Supplemental Environmental Impact Statement (“SEIS”) for Aqqaluk and the time-table for the reissuance of the 1998 Permit remain largely on schedule. We expect the final SEIS and the permit to be issued during the third quarter of 2009. However, there is substantial risk that the issuance of the permit, SEIS or other authorization will be appealed, leading to a potential further delay of 18 months to two years. In that event, production at Red Dog could be limited or curtailed until the appeal is resolved and the mine would continue to operate under the 1998 Permit.

Compliance with the Consent Decree does not constitute compliance with the 1998 Permit and the mine will remain out of compliance with the end-of-pipe limits of that permit until it is reissued. EPA has advised us that they intend to reissue the permit with TDS limits based on current water quality standards. The mine is expected to be able to operate in compliance with those standards.

SCHEDULE 3.19

INTELLECTUAL PROPERTY RIGHTS

Nil.

SCHEDULE 5.7

POST-CLOSING REQUIREMENTS

Date required for all items in this Schedule 5.7 is June 15, 2009, unless otherwise indicated. Security and Guarantees shall be delivered in accordance with the Security Principles together with customary resolutions, officer’s certificates and legal opinions similar to those items that were delivered on the Effective Date.

Security:

Credit Party	Collateral
Teck Resources Limited	Duck Pond Mine

Teck Coal Partnership	Shares of Cardinal River Coals Ltd.

Teck Coal Partnership	Cardinal River Mine

Teck Coal Partnership	Coal Mountain Mine

Teck Coal Partnership	Units of Elkview Mine Limited Partnership (provided that partner consent is obtained)

Teck Cominco Coal Partnership	Partnership Interest in Teck Coal Partnership

Quintette Coal Partnership	Partnership Interest in Teck Coal Partnership

Fording Limited Partnership	Partnership Interest in Teck Coal Partnership

Elkview Mine Limited Partnership	Elkview Mine (provided that partner consent is obtained)

Teck Coal Partnership	Fording River Mine

Teck Coal Partnership	80% undivided interest in Green Hills Mine (provided that joint venture consent is obtained)

Teck Coal Partnership	Line Creek Mine

Teck Cominco Coal Partnership	Interests in the Fording LP Royalty Agreement

Teck Cominco Metals Ltd.	Partnership Interest in Highland Valley Copper Partnership

Cominco Mining Partnership	Partnership Interest in Highland Valley Copper Partnership

Teck Resources Limited	Partnership Interest in Highland Valley Copper Partnership

Teck Cominco Metals Ltd.	Partnership Units of Cominco Mining Partnership

Cominco Nova Scotia Company	Partnership Units of Cominco Mining Partnership

Teck Alaska Incorporated	Leasehold Interest in Red Dog Mine (NANA Regional Corporation consent required)

Aurcay Holdings Inc.	Shares of Aur QB Inc.

Aur QB Inc.	76.5% of the Outstanding Shares in Compania Minera Quebrada

Credit Party	Collateral
Blanca SA

Minera Canada Tungsten Chile Ltda.	54.48% of the Shares in Compania Minera Carmen de Andacollo

Teck Operaciones Mineras Chile Ltda.	27% of the Shares in Compania Minera Carmen de Andacollo

Canada Tungsten (Cayman) Inc.	4.52% of the Shares in Compania Minera Carmen de Andacollo

Relincho Bahamas Ltd.	All Shares of Minera Relincho Copper SA

Minera Relincho Copper SA	Relincho Mine (Royalty holder consent required)

Teck Base Metals Ltd.	Outstanding Shares (22.5%) of Compania Minera Antamina SA

Teck Cominco Metals Ltd.	Trail Operations

Teck Resources Limited	Partnership Interest in Fort Hills Energy Limited Partnership (provided that partner consent is obtained)

Teck Colorado Inc.	Shares of Teck-Pogo Inc.

Teck Financial Corp. Ltd.	Shares of Teck Base Metals Ltd.

Highland Valley Copper Partnership	Highland Valley Mine (provided that Highmont Mining Company consent is obtained)

Guarantees:

Elkview Mine Limited Partnership (provided that partner consent is obtained)

Aurcay Holdings Inc.

Aur QB Inc.

Minera Canada Tungsten Chile Ltda.

Teck Operaciones Mineras Chile Ltda.

Canada Tungsten (Cayman) Inc.

Relincho Bahamas Ltd.

Minera Relincho Copper SA

Teck Base Metals Ltd.

Teck Financial Corp. Ltd.

Teck Hungary Services kft

Highland Valley Copper Partnership (provided that Highmont Mining Company consent is obtained)

SCHEDULE 6.2

EXISTING LIENS

Teck Resources Limited

Alberta

1. Registration No.: 07062833863

Secured Party: UTS Energy Corporation

Registration Type: Land Charge

2. Registration No.: 08120206687

Secured Party: UTS Energy Corporation

Registration Type: Security Agreement

Collateral Description: All of the Debtor’s right, title, estate and interest in and to all present and after-acquired personal property forming part of the Lease 14 JVA and including, without limitation, the Debtor’s ownership interest in the Project and the Debtor’s share of all Products and all accounts arising from the sale thereof and all proceeds of the foregoing including insurance proceeds. In this registration, the following terms have the following meanings:

“Extraction Plant” means extraction facilities to be constructed on or near the surface of the Lands, which are to be used for purposes of extracting bitumen from oil sands and processing the bitumen so that it can be sold to third parties, as such extraction facilities may be expanded or modified from time to time and including all equipment, machinery and facilities used in connection therewith from time to time.

“Facilities” means collectively the Mine or Mines used in the Project, the Extraction Plant and any other plant.

“Lands” means all lands under Alberta Crown Oil Sands Lease No. 7400120014 dated May 14, 2000, as may be amended or replaced from time to time.

“Lease 14 JVA” means the Joint Venture Agreement dated June 28, 2007 between Teck Cominco Limited and UTS Energy Corporation, as amended, restated and replaced from time to time.

“Mine” means an undertaking for the removal of oil sands from the Lands by mining processes and procedures and all equipment, machinery, vehicles and facilities used in connection therewith, including tailings disposal but excluding any mining pursuant to an experimental or pilot.

“Products” means:

(a) all oil sands obtained from the Lands that have not been delivered to the Extraction Plant for treatment therein;

(b) all bitumen and other products produced in the Extraction Plant from oil sands obtained from the Lands; and

(c) all contract products, whether produced from bitumen obtained from oil sands obtained from the Lands or from other feedstock or from a combination thereof;

excluding substances which are discarded as waste products or which are lost or consumed in operations.

“Project” means a Mine and Extraction Plant and all modifications, expansions, Project Assets, studies, assessments and other activities or assets directly or indirectly relating to the foregoing.

“Project Assets” means:

(a) the Lands;

(b) the Facilities, and any other tangible depreciable property and assets that are situated in, on or about the Lands or used or intended for use in connection with the Project;

(c) all contracts, agreements, books, records and documents, permits, licences, authorizations and deposits relating to the Lands, the Facilities or other items listed in this definition, and any rights in relation thereto;

(d) all regulatory approvals;

(e) all seismic, geological, geochemical, geophysical, metallurgical, engineering and survey reports and data (including interpretive reports and data), all studies, maps, photographs, plans, drawings, test results, samples, drilling records, drill core and samples, and other technical information or material, title opinions, documents, reports, computer records and tapes, and other books, records, information and data of whatever nature (including items recorded in electronic form) in the possession of or available to a party and relating to the Project;

(f) all technology;

(g) all subsisting surface rights;

(h) all subsisting rights to carry out any operations relating to the Lands or the surface rights including all well licences, rights of way, crossing agreements and easements;

(i) the claims, causes of action, rights of recovery and rights of set-off of UTS against third parties relating to the Project Assets;

(j) all proceeds received or receivable on or after the effective date from insurers or third parties in respect of unrepaired damage to any of the Project Assets that occurred prior to such date;

(k) all oil Sands produced from the Lands from and after the effective date; and all other assets, property and rights of any kind or nature whatsoever, whether real, personal or mixed, in or related to the Project (excluding contract products after delivery at the delivery point) and wherever located.

The terms “contracts”, “oil sands”, “plant”, “bitumen”, “contract products”, “regulatory approvals”, “party”, “technology”, “surface rights”, “effective date”, “operations” and “delivery point” all have the meanings given those terms in the Lease 14 JVA.

Proceeds: goods, investment property, documents of title, chattel paper, instruments, money and intangibles.

3. Registration No.: 08120913747

Secured Party: Fort Hills Energy L.P.

Registration Type: Security Agreement

Collateral Description: all present and after acquired: (a) investment property, intangibles, instruments and money of the debtor comprising the debtor’s “partnership interest” and the debtor’s “corresponding shares”; and (b) personal property distributed to the debtor by the secured party and all “distributable cash”.

The terms “partnership interest”, “corresponding shares” and “distributable cash” each have the meaning ascribed to it in the Fort Hills Energy L.P. amended and restated Limited Partnership Agreement dated effective as of November 23, 2007 among the debtor, UTS Energy Corporation, Petro-Canada and Fort Hills Energy Corporation, as amended from time to time.

Proceeds: goods, chattel paper, investment property, documents of title, instruments, money and intangibles.

British Columbia

1. File no. 608109A

Secured Party: The Bank of New York

Registration Type: Financing Statement re. PPSA Security

Collateral Description: A promissory note in the amount of US$200,000,000 issued by Teck Cominco Metals Ltd. in favour of the debtor dated September 12, 2002.

2. File no. 601529C

Secured Party: The Bank of New York

Registration Type: Financing Statement re. PPSA Security

Collateral Description: Note in the principal amount of US$300,000,000 issued by Teck Cominco Metals Ltd. in favour of Teck Cominco Limited dated September 28, 2005, as amended, supplemented or replaced. Note in the principal amount of US$700,000,000 issued by Teck Cominco Metals Ltd. in favour of Teck Cominco Limited dated September 28, 2005, as amended, supplemented or replaced (together, the “Pledged Documents”). All payments and other proceeds of the Pledge Documents.

3. File No. 723275E

Secured Party: UTS Energy Corporation

Collateral Description: All of the debtor’s right, title, estate and interest in and to all present and after-acquired personal property forming party of the Lease JVA.

Teck Cominco Metals Ltd.

British Columbia

1. File no. 007699C

Secured Party: Her Majesty the Queen in right of the Province of British Columbia

Registration Type: Financing Statement re. PPSA Security

Collateral Description: All present and after-acquired personal property of the debtor that relates exclusively to the establishment, development, operation, maintenance and expansion of the following businesses of the debtor:

1. The marketing, extraction, shipment and sale of iron calcine from the pit (the “Iron Calcine Pit”) located on the real property legally described as PID:016-863-712, District Lot 12945, Kootenay District, except plans 88761I, 5363, NEP20426 and NEP60401, in which the debtor has stored iron calcine produced from its fertilizer production operations;

2. The marketing, extraction, shipment and sale of gravel from the pit located on the real property located in Kimberly, B.C. (the “Gravel Pit”), legally described as PID: 016-972-724, District Lot 10367, Kootenay District, except part included in RW Plan 11094 (the “Gravel/Sand Pit Lands”), (including the licensing of the gravel pit to third parties to permit the extraction and use of gravel by such third parties); and

3. The marketing, extraction, shipment and sale of sand from the sand pit located on the Gravel/Sand Pit Lands (the “Sand Pit”), (including the licensing of the Sand Pit to third parties to permit the extraction and use of sand by such third parties);

Uncrystallized floating charge on all other present and after-acquired personal property which relates exclusively to the ownership of the Iron Calcine Pit, the Gravel Pit or the Sand Pit or the establishment, development, operation, maintenance and expansion of the specified businesses; and all rents, revenues, income, insurance proceeds, expropriation proceeds, other proceeds and other monies to which the debtor may be entitled from all sources which pertain to or are derived from the Iron Calcine Pit, the Gravel Pit or the Sand Pit or which relate exclusively to the specified businesses.

2. File No. 743230E

Secured Party: Novagold Canada Inc.

Registration Type: Financing Statement re PPSA Security

Collateral Description: General Collateral: The interest of the debtor in the Galore Creek Partnership (the “Partnership”), including a) the debtors status as a partner in the Partnership; b) the debtors share of unpaid distributions of money, property or rights or interests in property, or any combination thereof, by the Partnership to the debtor (together, “Distributions”), or the rights to receive distributions from the Partnership, c) all other rights, benefits and privileges enjoyed by the debtor in its capacity as a partner in the Partnership under the Partnership Act, the Partnership’s General Partnership Agreement as made of August 1, 2007, and all amendments thereto, or otherwise; and d) all obligations duties and liabilities imposed on the debtor in its capacity as a partner in the Partnership including all indebtedness to the Partnership or obligations to make contributions of property or money to the Partnership.

Proceeds: All proceeds.

Teck Coal Partnership

Alberta

1. Registration No.: 09020405457

Secured Party: National Bank of Canada and Natexport, a Division of National Bank of Canada

Registration Type: Security Agreement

Collateral Description: Accounts, including, accounts receivable sold and assigned by debtor to secured pursuant to a master factoring agreement dated June 29, 2007, and any renewals future factoring agreements between the debtor and the secured party.

2. Registration No.: 03030603801

Secured Party: Consol of Canada Inc.

Registration Type: Land Charge

Collateral Description: None.

3. Registration No.: 03051415655

Secured Party: Luscar Ltd.

Registration Type: Security Agreement

Collateral Description:

Serial Number	Year	Make and Model	Category
J6090	1111	Ph 2100 Shovel #2	Motor Vehicle
4599	1111	Manitowac Dragline	Motor Vehicle
37445	1111	Ph 2100 Shovel #4	Motor Vehicle
37450	1111	Ph 2100 Shovel #5	Motor Vehicle
E44865	1111	Ph 2800 Shovel #6	Motor Vehicle
140992	1111	Be 395 BII Shovel	Motor Vehicle
78094	1111	H285 Hydraulic Shovel	Motor Vehicle
37575	1111	P & H Shovel 7	Motor Vehicle
7BC03459	1111	Bachoe Cat 426	Motor Vehicle
1078	1111	Letourneau Loader	Motor Vehicle
1167	1111	Letourneau Loader	Motor Vehicle
1111	1111	L-1100 Loader	Motor Vehicle
1HF02674	1111	Cat Forklift	Motor Vehicle
406	1111	Lectra Haul 170-Ton Truck	Motor Vehicle
408	1111	Lectra Haul 170-Ton Truck	Motor Vehicle
440	1111	Lectra Haul 170-Ton Truck	Motor Vehicle
441	1111	Lectra Haul 170-Ton Truck	Motor Vehicle
70214	1111	Eculid 170 Ton 303ED	Motor Vehicle
700215	1111	Eculid 170 Ton 303ED	Motor Vehicle
70216	1111	Eculid 170 Ton 303ED	Motor Vehicle
71115	1111	Euclid 170 Ton 304ED	Motor Vehicle
71116	1111	Euclid 170 Ton 304ED	Motor Vehicle
71498	1111	Euclid 170 Ton 304ED	Motor Vehicle
71499	1111	Euclid 170 Ton 304ED	Motor Vehicle
71500	1111	Euclid 170 Ton 304ED	Motor Vehicle
69420	1111	Euclid 170 Ton R170 Truck	Motor Vehicle
69417	1111	Euclid 170 Ton 170R Truck	Motor Vehicle
463	1111	170 T Unit Rig M36 Truck	Motor Vehicle
479	1111	170 T Unit Rig M36 Truck	Motor Vehicle
1280	1111	Lectra Haul	Motor Vehicle
1287	1111	Lectra Haul	Motor Vehicle
71	1111	260 Ton Unit Rig Truck	Motor Vehicle
72	1111	260 Ton Unit Rig Truck	Motor Vehicle
73	1111	260 Ton Unit Rig Truck	Motor Vehicle
74	1111	260 Ton Unit Rig Truck	Motor Vehicle

75	1111	260 Ton Unit Rig Truck	Motor Vehicle
9135752	1111	Case 6806 Backhoe	Motor Vehicle
JJG0209917	1111	Case 590 Super L	Motor Vehicle
92Z218	1111	84 Cat 834B RT Dozer	Motor Vehicle
1JD01250	1111	D9N Dozer	Motor Vehicle
1JD01624	1111	D9N Dozer	Motor Vehicle
17118	1111	Komatsu D375-A	Motor Vehicle
93U1819	1111	16g Motor Grader	Motor Vehicle
93U02836	1111	16g Grader	Motor Vehicle
6ZJ00188	1111	Cat 16h Motor Grader	Motor Vehicle

All coal loading shovels, coal haul trucks, scrapers, front end loaders, dozers, graders, pumps, welding machines, generators, transformers, pit pumps, and mine service vehicles now or hereafter owned, and which at any time is employed by the debtors to mine coal from the tenures together with all additions, replacements and accessions thereto and substitutions therefor. All switch houses, wellhead buildings, all facilities, buildings and other structures constructed, affixed to or situated on the tenures now or hereafter owned or constructed and which at any time is employed by the debtors to mine coal from the tenures together with all additions, replacements and accessions thereto and substitutions therefor. All of the present and after-acquired right, title, and interest of the debtors in the coal leases, licences or other documents of title held by the debtors from Her Majesty the Queen in Right of Alberta as represented by the Minister of Energy and Natural Resources relating to the Luscar Mine (sometimes known as Cardinal River Mine) and the Cheviot Mine and in those lands legally described as: all of Section 1 Township 46 Range 23 Meridian 5 the South 1/2 of Section 6 Township 46 Range 22 Meridian 5 all of Section 31 Township 45 Range 22 Meridian 5 the NE1/4 and SE 1/4 of Section 2 Township 46 Range 23 Meridian 5 the South 1/2 of Section 5 Township 46 Range 22 Meridian 5 the NW 1/4, NE 1/4 and SE 1/4 of Section 36 Township 45 Range 23 Meridian 5 Section 35 Township 45 Range 23 Meridian 5 Legal Subdivision 16 all of Section 32 Township 45 Range 22 Meridian 5 the SE 1/4 of Section 1 Township 48 Range 25 Meridian 5 the NE 1/4 of Section 36 Township 47 Range 25 Meridian 5 all of Section 6 Township 48 Range 24 Meridian 5 together with any renewals, replacements and substitutions (excluding A-6 pit) (collectively the “Tenures”) and in all present and after acquired right, title, and interest of the debtors in all coal in situ, on the ground, in place or in storage or in transit or wherever located which is on or has been extracted, mined or produced from the tenures.

Proceeds: all goods, securities, instruments, documents of title, chattel paper, accounts, inventory, intangibles or money (all as defined in the Personal Property Security Act of Alberta) now or hereafter consitituting proceeds of the aforesaid collateral.

4. Registration No.: 03061727727

Secured Party: Luscar Ltd.

Registration Type: Land Charge

Collateral Description: None.

British Columbia

1. File no. 803683E

Secured Party: Natexport, A Division of National Bank of Canada and National Bank of Canada

Collateral Description: All present and after-acquired accounts and chattel paper which have been purchased by the secured party and all proceeds including money, accounts, chattel paper, intangibles, goods, documents of title, instruments, investment property, substitutions, crops, licenses, trade ins, insurance proceeds and any other form of proceeds. The complete addresses for secured parties S0001 and S0002 are: 1010 De La Gauchetiere Street West, Suite 750, Montreal, Quebec, H3B 5K7

SCHEDULE 6.3

ASSET DISPOSITIONS REQUIRING PRIOR

WRITTEN CONSENT OF LENDERS

Teck Coal Partnership

Cardinal River Mine

Coal Mountain Mine

Elkview Mine

Fording River Mine

Greenhills Mine

Line Creek Mine

Borrower’s interest in Campania Minera Antamina S.A.;

Red Dog Mine;

Trail Smelter;

Highland Valley Mine;

Borrower’s interests in the Quebrada Blanca Mine and the Andacollo Mine; and

Equity Securities of any Credit Party directly or indirectly owning any interest in any of the foregoing (other than Equity Securities of the Borrower)

SCHEDULE 6.4

[Recated joint venture agreements]

SCHEDULE 6.8

RESTRICTIVE AGREEMENTS

[Redacted restrictive agreements]

EXHIBIT A

FORM OF

ASSIGNMENT AND ACCEPTANCE

(TERM CREDIT AGREEMENT)

Reference is made to the Amended and Restated Term Credit Agreement, dated as of April 30, 2009 (as amended, supplemented, waived or otherwise modified from time to time, the “Credit Agreement”), among Teck Resources Limited, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders now or hereafter parties thereto. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

                                (the “Assignor”) and                                 (the “Assignee”) agree as follows:

1. The Assignor hereby irrevocably sells and assigns to the Assignee without recourse to the Assignor, and the Assignee hereby irrevocably purchases and assumes from the Assignor without recourse to the Assignor, as of the Transfer Effective Date (as defined below), a percentage interest (the “Assigned Interest”) as set forth in Schedule I in and to the Assignor’s rights and obligations under the Credit Agreement and the other Financing Documents with respect to those credit facilities provided for in the Credit Agreement as are set forth on Schedule I (individually, an “Assigned Facility”), in a principal amount for each Assigned Facility as set forth on Schedule I.

2. The Assignor (a) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement, any other Financing Document or any other instrument or document furnished pursuant thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement, any other Financing Document or any other instrument or document furnished pursuant thereto, other than that it has not created any adverse claim upon the interest being assigned by it hereunder and that such interest is free and clear of any such adverse claim, (b) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower, any of its Subsidiaries or any Subsidiary or the performance or observance by the Borrower, any of its Subsidiaries or any Subsidiary of any of their respective obligations under the Credit Agreement, any other Financing Document or any other instrument or document furnished pursuant thereto [, and (c) attaches the Note(s) held by it evidencing the Assigned Facilities and requests that the Administrative Agent exchange such Note(s) for a replacement Note or Notes payable to the Assignee and (if the Assignor has retained any interest in the Assigned Facilities) a replacement Note or Notes payable to the Assignor in the respective amounts which reflect the assignment being made hereby (and after giving effect to any other assignments which have become effective on the Transfer Effective Date)]. [Delete bracketed language if Assignor does not hold Note(s).]

3. The Assignee (a) represents and warrants that it is legally authorized to enter into this Assignment and Acceptance, (b) confirms that it has received a copy of the Credit Agreement together with copies of the Financial Statements and/or such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance, (c) agrees that it will, independently and without reliance upon the Assignor, the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement, the other Financing Documents or any other instrument or document furnished pursuant thereto, (d) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such power and discretion under the Credit Agreement, the other Financing Documents or any other instrument or document furnished pursuant thereto as are delegated to the Administrative Agent by the terms thereof, together with such powers as are incidental thereto, (e) hereby affirms the acknowledgments of such Assignee as a Lender contained in Section 9.4 of the Credit Agreement, and (f) agrees that it will be bound by the provisions of the Credit Agreement and will perform in accordance with the terms of the Credit Agreement all the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender, including, but not limited to, its obligations pursuant to Section 9.4 of the Credit Agreement.

4. The effective date of this Assignment and Acceptance shall be                                 , 20         (the “Transfer Effective Date”). Following the execution of this Assignment and Acceptance, it will be delivered to the Administrative Agent for acceptance by it and recording by the Administrative Agent pursuant to Section 9.4(d) of the Credit Agreement, effective as of the Transfer Effective Date (which shall not, unless otherwise agreed to by the Administrative Agent, be earlier than five Business Days after the date of such acceptance and recording by the Administrative Agent).

5. Upon such acceptance and recording, from and after the Transfer Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to the Transfer Effective Date or accrued subsequent to the Transfer Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for the periods prior to the Transfer Effective Date or with respect to the making of this assignment directly between themselves. To the extent that any fees are required to be rebated to the Borrower, the Assignor shall be responsible for collecting such fees from the Assignee and remitting the appropriate payment on account of such rebated fees directly to the Administrative Agent. The Administrative Agent shall have no duty or responsibility to collect such fees from the Assignee.

6. From and after the Transfer Effective Date, (a) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and under the other Financing Documents and shall be bound by the provisions thereof and (b) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement, but shall nevertheless continue to be entitled to the benefits of Sections 2.16, 2.18, and 9.3 thereof.

7. Notwithstanding any other provision hereof, if the consents of the Borrower and the Administrative Agent hereto are required under Section 9.4 of the Credit Agreement, this Assignment and Acceptance shall not be effective unless such consents shall have been obtained.

8. This Assignment and Acceptance shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance to be executed as of the date first above written by their respective duly authorized officers on Schedule 1 hereto.

—, as Assignor

By:
Name:
Title:

By:
Name:
Title:

—, as Assignee

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE I to the

Assignment and Acceptance

Re: Amended and Restated Term Credit
Agreement, dated as of April 30, 2009, among
Teck Resources Limited, as Borrower,
JPMorgan Chase Bank, N.A., as Administrative
Agent, and the Lenders now or hereafter parties
thereto

Name of Assignor:

Name of Assignee:

Transfer Effective Date of Assignment:

Credit Facility Assigned	Percentage of Assignor’s Interest in Credit Facility Assigned		Principal Amount of Commitments Assigned
		%	$

[NAME OF ASSIGNEE]	[NAME OF ASSIGNOR]

By:	By:
Name:	Name:
Title:	Title:

By:	By:
Name:	Name:
Title:	Title:

Accepted for recording in the Register:	Consented To:[1]

JPMORGAN CHASE BANK, N.A.,	TECK RESOURCES LIMITED
as Administrative Agent

By:	By:
Name:	Name:
Title:	Title:

JPMORGAN CHASE BANK, N.A., as Administrative Agent

By:
Name:
Title:

[1]	Consent of Borrower and the Administrative Agent required only to the extent stipulated in Section 9.4 of the Credit Agreement.

EXHIBIT B

BORROWING REQUEST

(TERM CREDIT AGREEMENT)

TO: JPMORGAN CHASE BANK, N.A.

RE:	Amended and Restated Term Credit Agreement dated as of April 30, 2009 made between, among others, the undersigned (the “Borrower”), you, as Administrative Agent, and the lenders from time to time party thereto (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”)

We hereby give you notice of our request to:

(a)	on [Date] convert $ of the aggregate outstanding principal amount of the Loans made by way of [indicate Type of Loan] into [indicate Type of Loan] [having an Interest Period of days].

(a)	on [Date] continue $ of the aggregate outstanding principal amount of the Loans made by way of [indicate Type of Loan] into [indicate Type of Loan] [having an Interest Period of days].

We hereby certify, after due and careful investigation, that on and as of the date hereof, no Default has occurred and is continuing.1

All terms defined in the Credit Agreement and used herein have the meanings given to them by the Credit Agreement.

DATED:

TECK RESOURCES LIMITED

By:
Name:
Title:

By:
Name:
Title:

Note: A separate Borrowing Request must be submitted for each Type of Borrowing

EXHIBIT C

COMPLIANCE CERTIFICATE

(TERM CREDIT AGREEMENT)

TO:	JPMorgan Chase Bank, N.A., as administrative agent under the Credit Agreement (the “Administrative Agent”)

AND TO:	The lenders from time to time parties to the Credit Agreement (the “Lenders”)

Reference is made to the amended and restated term credit agreement dated as of April 30, 2009 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Teck Resources Limited, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders now or hereafter parties thereto. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

The undersigned, the [Chief Financial Officer] of the Borrower, in that capacity and not personally, hereby certifies that, as of the date hereof, (a) no Default or Event of Default has occurred and is continuing [Note: or, if there is an outstanding Default or Event of Default, specify the nature and status thereof and the Borrower’s proposed response thereto] and (b) as at the end of the Fiscal Quarter ended [Specify last day of Fiscal Quarter], the Borrower was in compliance with each of the financial tests set forth in Article 5 of the Credit Agreement (including any financial covenants deemed by Section 5.13 of the Credit Agreement to be included in the Credit Agreement) [Note: or, if there is non-compliance, specify same]. The Borrower’s compliance with each of the financial covenants as at the end of such Fiscal Quarter is demonstrated by the figures set out on the financial covenant compliance worksheet attached hereto as Schedule A.

DATED:

Name:
Title:	[Chief Financial Officer]

EXHIBIT D

SUBSIDIARY GUARANTEE

(TERM CREDIT AGREEMENT)

This Guarantee is made as of April 30, 2009.

TO:	JPMORGAN CHASE BANK, N.A.

as Administrative Agent for the Lenders under the Credit Agreement

(as each term is defined below)

RECITALS:

A. Teck Resources Limited (the “Debtor”), as borrower, JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders (in such capacity, together with its successors and permitted assigns, the “Administrative Agent”), and the various financial institutions from time to time parties thereto (such lenders, together with their respective successors and permitted assigns, being collectively referred to as the “Lenders”) are parties to an amended and restated term credit agreement dated as of April 30, 2009 (such credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

B. It is in the interests of the Guarantors that the Lenders extend credit (or continue to extend credit) to the Debtor, and therefore each Guarantor is prepared to guarantee the obligations and liabilities of the Debtor under or in connection with the Credit Agreement and the other Financing Documents.

For valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each Guarantor, each Guarantor hereby jointly and severally agrees in favour of the Administrative Agent (for its own benefit and for the benefit of the Lenders) as follows

1.	Defined Terms. In this Guarantee, capitalized terms which are not otherwise defined have the respective meanings given to such terms in the Credit Agreement, and the following terms have the following meanings:.

“Guarantee” means this guarantee, including the exhibits and recitals to this Guarantee, as it or they may be amended, supplemented, restated or replaced from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Guarantee and not to any particular section or other portion of this Guarantee.

“Guarantors” means the Persons delivering a signature page to this Guarantee and any other Person which hereafter delivers a Supplement, and “Guarantor” means any one of them.

“Supplement” has the meaning given to it in Section 26.

2.	Guarantee. Each Guarantor hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Administrative Agent (for its own benefit and for the benefit of the Lenders), forthwith upon demand by the Administrative Agent following the occurrence and during the continuance of an Event of Default, of all indebtedness, liabilities and obligations of any kind whatsoever (whether direct or indirect, joint or several, absolute or contingent, matured or unmatured) which the Debtor has from time to time incurred or is under or may hereafter incur or be under to the Administrative Agent and the Lenders (or any of them) under, in connection with or with respect to the Credit Agreement and the other Financing Documents (collectively, the “Obligations”). All amounts payable by any Guarantor hereunder will be paid to the Administrative Agent (for its own benefit and for the benefit of the Lenders) at the address of the Administrative Agent shown above or as otherwise directed in writing by the Administrative Agent. Any amounts payable by any Guarantor under this Guarantee which are not paid forthwith upon demand therefor by the Administrative Agent will bear interest from the date of such demand at the rate or rates set forth in the Credit Agreement applicable to the corresponding Obligations.

3.

Guarantee Unconditional. The obligations of each Guarantor under this Guarantee are continuing, unconditional and absolute, and without limiting the generality of the foregoing, will not be released, discharged, diminished, limited or otherwise affected by (and each Guarantor hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law): (a) any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation, security, Person or otherwise; (b) any modification or amendment of or supplement to the Obligations, including any increase or decrease in the principal, the rates of interest or other amounts payable thereunder; (c) any release, non-perfection or invalidity of any direct or indirect security for any Obligation; (d) any change in the existence, structure, constitution, name, objects, powers, business, control or ownership of the Debtor or any other Person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Debtor or any other Person or its assets; (e) the existence of any claim, set-off or other rights which any Guarantor may have at any time against the Debtor, any of the Lenders or any other Person, whether in connection herewith or any unrelated transactions; (f) any invalidity, illegality or unenforceability relating to or against the Debtor or any provision of applicable law or regulation purporting to prohibit the payment by the Debtor of the principal or interest under the Obligations; (g) any limitation, postponement, prohibition, subordination or other restriction on the rights of the Administrative Agent or any Lender to payment of the Obligations; (h) any release, substitution or addition of any cosigner, endorser or other guarantor of the Obligations; (i) any defence arising by reason of any failure of the Administrative Agent or any Lender to make any presentment, demand for performance, notice of non-performance, protest, and any other notice (including notice of acceptance of this Guarantee, partial payment or non-payment of all or any part of the Obligations and the existence, creation, or incurring of new or additional Obligations); (j) any defence arising by reason of any failure of the Administrative Agent or any Lender to proceed against the Debtor or any other Person, to proceed against, apply or exhaust any security held from the Debtor or any other Person for the Obligations, to proceed against, apply or exhaust any security held from any Guarantor or any other Person for this Guarantee or to pursue any other remedy in the power of the Administrative Agent or any Lender whatsoever; (k) any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation; (l) any defence arising by reason of any incapacity, lack of authority, or other defence of the Debtor or any other Person, or by reason of any limitation, postponement, prohibition on the Administrative Agent’s or any Lender’s right to payment of the Obligations or any part thereof, or by reason of the cessation from any cause whatsoever of the liability of the Debtor or any other Person with respect to all or any part of the Obligations, or by reason of any act or omission of the Administrative Agent, any Lender or any other Person which directly or indirectly results in the discharge or release of the Debtor or any other Person or all or any part of the Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise; (m) any defence arising by reason of any failure by the Administrative Agent or any Lender to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of the Debtor or any other Person, or by reason of any interest of the Administrative Agent or any Lender in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by the Administrative Agent or any Lender of any right to recourse or collateral; (n) any defence arising by reason of the failure of the Administrative Agent or any Lender to marshall any assets; (o) any defence based upon any failure of the Administrative Agent or any Lender to give to the Debtor or any Guarantor notice of any sale or other disposition of any property securing any or all of the Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of the Administrative Agent or any Lender to comply with any provision of applicable law in enforcing any security interest in or lien upon any such property, including any failure by the Administrative Agent to dispose of any such property in a commercially reasonable manner; (p) any dealing whatsoever with the Debtor or other Person or any security, whether negligently or not, or any failure to do so; (q) any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Debtor or any other Person, including any discharge of, or bar against collecting, any of the Obligations, in or as a result of any such proceeding; or (r) any other act or omission to act or delay of any kind by the Debtor, the Administrative Agent or any Lender or any other Person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 3, constitute a legal or equitable discharge, limitation or reduction of any Guarantor’s obligations hereunder (other than the payment in full of all of the Obligations). The foregoing provisions apply (and the foregoing waivers will be effective) even if the effect of any action (or failure to take action) by the Administrative Agent or any Lender is to destroy or diminish any Guarantor’s subrogation rights, any Guarantor’s right to proceed against the Debtor for reimbursement, any Guarantor’s right to recover contribution from any other guarantor or any other right or remedy.

4.	Assumption of Authority. The Administrative Agent and the Lenders are entitled to assume, notwithstanding any investigation by or on behalf of the Administrative Agent or any Lender, the power and authority of the officers, directors, agents or other persons acting or purporting to act on behalf of the Debtor or any Guarantor, and any Obligations made or created in reliance upon the exercise of such power or authority will be guaranteed hereunder.

5.	Recourse against Debtor. The Administrative Agent and the Lenders are not required to exhaust their recourse against the Debtor or others or under any other security or guarantee before being entitled to payment from any Guarantor under this Guarantee.

6.	Settlement of Accounts. Any account settled or stated between the Administrative Agent or any Lender and the Debtor will be accepted by each Guarantor as prima facie evidence that the amount thereby appearing due by the Debtor to the Administrative Agent or such Lender is so due.

7.	No Waiver. No delay on the part of the Administrative Agent or any Lender in exercising any of its options, powers or rights, or partial or single exercise thereof, will constitute a waiver thereof. No waiver of any of the Administrative Agent’s or any Lender’s rights hereunder, and no modification or amendment of this Guarantee, will be deemed to be effective unless the same will be in writing, duly signed by the Administrative Agent and each Guarantor, and each such waiver, if any, will apply only with respect to the specific instance involved, and will in no way impair the rights of the Administrative Agent and the Lenders or the liabilities of any Guarantor to the Administrative Agent and the Lenders in any other respect at any other time.

8.	Guarantee of all Credit Obtained; Indemnity. All moneys and credits in fact borrowed or obtained by the Debtor from the Administrative Agent or the Lenders under the Credit Agreement and the other Financing Documents will be deemed to form part of the Obligations notwithstanding any incapacity, disability or lack or limitation of status or power of the Debtor or of the directors, officers, employees, partners or agents thereof, or that the Debtor may not be a legal entity, or any irregularity, defect or informality in the borrowing or obtaining of such moneys or credits. If any amount in respect of the Obligations is not recoverable from any Guarantor hereunder on the basis of a guarantee, then, notwithstanding any other provision hereof, such Guarantor shall be liable hereunder as principal obligor and shall indemnify the Lenders in respect of the due payment of such amount, and shall pay such amount to the Administrative Agent (for its own benefit and for the benefit of the Lenders) after demand as herein provided.

9.	Stay of Acceleration. If acceleration of the time for payment, or the liability of the Debtor to make payment, of any amount specified to be payable by the Debtor in respect of the Obligations is stayed, prohibited or otherwise affected upon the insolvency, bankruptcy, reorganization or winding-up of the Debtor or any moratorium affecting the payment of the Obligations, all such amounts otherwise subject to acceleration or payment will nonetheless be deemed for all purposes of this Guarantee to be and to become due and payable by the Debtor and shall be payable by each Guarantor hereunder forthwith on demand by the Administrative Agent.

10.	Reinstatement. If, at any time, all or any part of any payment previously applied by the Administrative Agent or any Lender to any Obligation is or must be rescinded or returned by the Administrative Agent or such Lender for any reason whatsoever (including the insolvency, bankruptcy, or reorganization of the Debtor), such Obligation will, for the purpose of this Guarantee, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Administrative Agent or such Lender, and this Guarantee will continue to be effective or be reinstated, as the case may be, as to such Obligation, all as though such application by the Administrative Agent or such Lender had not been made.

11.	No Subrogation. Notwithstanding any payment made by any Guarantor under this Guarantee or any set-off or application of funds of any Guarantor by the Administrative Agent or any Lender, no Guarantor will have any right of subrogation to, and each Guarantor waives, to the fullest extent permitted by law, any right to enforce any remedy which the Administrative Agent or any Lender now has or may hereafter have against the Debtor, until all of the Obligations have been indefeasibly paid in full; and until that time, each Guarantor waives any benefit of, and any right to participate in, any security, whether real or personal property, now or hereafter held by the Administrative Agent or any Lender for the Obligations.

12.	Postponement. In case of liquidation, winding up or bankruptcy of the Debtor (whether voluntary or involuntary) or if the Debtor will make a bulk sale of any of its assets within the bulk transfer provisions of any applicable legislation or any composition with creditors or scheme of arrangement, the Administrative Agent and the Lenders will have the right to rank for their full claims and receive all dividends or other payments in respect thereof in priority to each Guarantor until the claims of each of the Administrative Agent and the Lenders have been paid in full, and such Guarantor will continue to be liable hereunder for any balance which may be owing to the Administrative Agent or any Lender by the Debtor. In the event of the valuation by the Administrative Agent and the Lenders or any of them and/or the retention thereof by the Administrative or any Lender, such valuation and/or retention will not, as between the Administrative Agent and any Guarantor, be considered as a purchase of such security, or as payment or satisfaction or reduction of the Obligations or any part thereof. The foregoing provisions of this Section 12 will not in any way limit or lessen the liability of any Guarantor under any other Section of this Guarantee.

13.

Foreign Currency Obligations. Each Guarantor will make payment relative to each Obligation in the currency (the “Original Currency”) in which the Debtor is required to pay such Obligation. If the any Guarantor makes payment relative to any Obligation in a currency (the “Other Currency”) other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of such Guarantor hereunder in respect of such Obligation only to the extent of the amount of the Original Currency which the Administrative Agent is able to purchase at Toronto, Ontario with the amount it receives on the date of receipt. If the amount of the Original Currency which the Administrative Agent is able to purchase is less than the amount of such currency originally due to it in respect to the relevant Obligation, such Guarantor will indemnify and save the Administrative Agent harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Administrative Agent and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

14.	Taxes and Set-off by Guarantors. All payments to be made by any Guarantor hereunder will be made without set-off or counterclaim and without deduction for any Taxes, restrictions or conditions of any nature whatsoever. If at any time any applicable law, regulation or international agreement requires any Guarantor to make any such deduction or withholding from any such payment, the sum due from such Guarantor with respect to such payment will be increased to the extent, and subject to the same conditions, as provided in Sections 2.15 and 9.3(b)(v) of the Credit Agreement.

15.	Payment of Expenses; Indemnification. Each Guarantor will pay on demand, and will indemnify and save the Administrative Agent and the Lenders harmless from, any and all liabilities, costs and expenses (including legal fees and expenses on a solicitor-client basis and any Taxes) incurred by the Administrative Agent and the Lenders in the enforcement of this Guarantee.

16.	Additional Security. This Guarantee is in addition and without prejudice to any security of any kind (including other guarantees) now or hereafter held by or for the benefit of the Administrative Agent and the Lenders or any of them and any other rights or remedies that the Administrative Agent might have.

17.	Set-off by Administrative Agent. If the Administrative Agent (on its own behalf and on behalf of the Lenders) has made a demand pursuant to Section 2 of this Guarantee, the Administrative Agent and any Lender may, to the fullest extent permitted by law, set-off and apply any and all deposits at any time held and other indebtedness at any time owing by the Administrative Agent or any Lender to or for the credit or the account of any Guarantor against any and all of the Obligations of such Guarantor now or hereafter existing under this Guarantee or any other Financing Document even if (a) the Obligations are contingent or unmatured, or (b) the Obligations are not in the same currency as the offsetting deposits or indebtedness which may be owing by the Administrative Agent.

18.	Release of Information. Each Guarantor authorizes the Administrative Agent to provide a copy of this Guarantee and such other information as may be requested of the Administrative Agent by persons entitled thereto pursuant to any applicable legislation, and otherwise with the consent of such Guarantor.

19.

Governing Law; Attornment. This Guarantee will be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Without prejudice to the ability of the Administrative Agent to enforce this Guarantee in any other proper jurisdiction, each Guarantor irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of such Province. To the extent permitted by applicable law, each Guarantor irrevocably waives any objection (including any claim of inconvenient forum) that it may now or hereafter have to the venue of any legal proceeding arising out of or relating to this Guarantee in the courts of such Province.

20.	Successors and Assigns. This Guarantee will extend and enure to the benefit of each of the Administrative Agent and the Lenders and their respective successors and permitted assigns and will be binding upon each Guarantor and its respective successors and permitted assigns. No Guarantor’s obligations hereunder may be assigned or delegated. The Administrative Agent or any Lender may from time to time, and without notice to or the consent of any Guarantor, assign or transfer all or any of the Obligations or any interest therein in accordance with the Credit Agreement; and, notwithstanding any such assignment or transfer or any subsequent assignment or transfer thereof, any such Obligation or part thereof so transferred or assigned will remain an “Obligation” for the purposes of this Guarantee and any immediate and successive assignee or transferee of any Obligation or any interest therein will, to the extent of the interest so assigned or transferred, be entitled to the benefit of, and the right to enforce, this Guarantee.

21.	Time. Time is of the essence with respect to this Guarantee and the time for performance of the obligations of each Guarantor under this Guarantee may be strictly enforced by the Administrative Agent.

22.	Severability. If any provision of this Guarantee is determined to be illegal, unconscionable or unenforceable, all other terms and provisions hereof will nevertheless remain effective and will be enforced to the fullest extent permitted by law.

23.	Communication. Any communication required or permitted to be given under this Guarantee will be in writing and will be effectively given if delivered to the applicable address and facsimile number set forth herein and if delivered in the manner provided from time to time pursuant to the Credit Agreement. Any communications so given will be deemed to have been given and to have been received as provided in the Credit Agreement.

24.	Debtor’s Financial Condition. Each Guarantor is fully aware of the financial condition of the Debtor.

25.

Interpretation. Unless otherwise expressly provided in this Guarantee, if any matter in this Guarantee is subject to the consent or approval of the Administrative Agent or the Lenders or both or is to be acceptable to the Administrative Agent or the Lenders or both, such consent, approval or determination of acceptability will be in the sole discretion of the Administrative Agent or such Lenders. If any provision in this Guarantee refers to any action taken or to be taken by any Guarantor, or which any Guarantor is prohibited from taking, such provision will be interpreted to include any and all means, direct or indirect, of taking, or not taking, such action. The division of this Guarantee into sections and paragraphs, and the insertion of headings, is for convenience of reference only and will not affect the construction or interpretation of this Guarantee. Unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders. When used in this Guarantee, the word “including” (or includes) means “including (or includes) without limitation”. Any reference in this Guarantee to a “Section” means the relevant Section of this Guarantee. If more than one person executes this Guarantee, their obligations under this Guarantee are joint and several. Any reference in this Guarantee to a “person” will be deemed to include an individual, corporation, partnership, trust, unincorporated organization, government and the heirs, executors, administrators or other legal representatives of an individual. Any reference to a “business day” will be deemed to include any day which is not a Saturday, Sunday or a statutory holiday in the jurisdiction referred to in the “Governing Law; Attornment” Section of this Guarantee.

26.	Additional Guarantors. Additional Persons may from time to time after the date of this Guarantee become Guarantors under this Guarantee by executing and delivering to the Administrative Agent a supplemental agreement (together with all schedules thereto, a “Supplement”) to this Guarantee, in substantially the form attached hereto as Exhibit A. Effective from and after the date of the execution and delivery by any Person to the Administrative Agent of a Supplement such Person shall be, and shall be deemed for all purposes to be, a Guarantor under this Guarantee with the same force and effect, and subject to the same agreements, indemnities, liabilities and obligations, as if such Person had been an original signatory to this Guarantee as a Guarantor. The execution and delivery of a Supplement by any additional Person shall not require the consent of the Debtor or any Guarantor and all of the liabilities and obligations of each Guarantor shall remain in full force and effect, notwithstanding the addition of any new Guarantor to this Guarantee.

27.	Counterparts. This Guarantee may be executed in counterparts. Each executed counterpart shall be deemed to be an original and all counterparts taken together shall constitute one and the same Guarantee. Delivery of an executed signature page to this Guarantee by any Guarantor by facsimile or other electronic transmission shall be as effective as delivery by such Guarantor of a manually executed copy of this Guarantee by such Guarantor.

28.	Copy of Guarantee. Each Guarantor acknowledges receipt of an executed copy of this Guarantee.

[signatures on the next following page]

IN WITNESS WHEREOF, each Guarantor has executed this Guarantee as of the date first above written.

GUARANTORS

Address:	[LIST GUARANTORS]

200 Burrard Street	By:
Suite 600	Name:
Vancouver, BC V6C 3L9	Title:

Attention: Chief Financial Officer
Facsimile: 604-640-5251

By:
Name:
Title:

EXHIBIT A

FORM OF SUPPLEMENT

TO GUARANTEE

TO:	JPMORGAN CHASE BANK, N.A.

as Administrative Agent for the Lenders under the Credit Agreement

(as each term is defined below)

RECITALS:

A. Reference is made to the Guarantee (the “Guarantee”) dated as of April 30, 2009 entered into by each of the Persons identified under the caption “GUARANTORS” on the signature pages thereto and any other Person which thereafter signs a Supplement, in favour of the Administrative Agent (for its own benefit and for the benefit of the Lenders).

B. Teck Resources Limited (the “Debtor”), as borrower, JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders (in such capacity, together with its successors and permitted assigns, the “Administrative Agent”), and the various financial institutions from time to time parties thereto (such lenders, together with their respective successors and permitted assigns, being collectively referred to as the “Lenders”) are parties to an amended and restated term credit agreement dated as of April 30, 2009 (such credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

C. Capitalized terms used but not otherwise defined in this Supplement have the respective meanings given to such terms in the Guarantee, including the definitions of terms incorporated in the Guarantee by reference to other agreements.

D. Section 26 of the Guarantee provides that additional Persons may from time to time after the date of the Guarantee become Guarantors under the Guarantee by executing and delivering to the Administrative Agent a supplemental agreement to the Guarantee in the form of this Supplement.

E. The undersigned (the “New Guarantor”) has agreed to become a Guarantor under the Guarantee by executing and delivering this Supplement to the Administrative Agent.

For good and valuable consideration, the receipt and sufficiency of which are acknowledged by the New Guarantor, the New Guarantor agrees with and in favour of the Administrative Agent (for its own benefit and for the benefit of the Lenders) as follows:

(A) The New Guarantor has received a copy of, and has reviewed, the Guarantee and is executing and delivering this Supplement to the Administrative Agent pursuant to Section 26 of the Guarantee.

(B) Effective from and after the date this Supplement is executed and delivered to the Administrative Agent by the New Guarantor, the New Guarantor shall be, and shall be deemed for all purposes to be, a Guarantor under the Guarantee with the same force and effect, and subject to the same agreements, indemnities, liabilities and obligations, as if the New Guarantor had been, as of the date of this Supplement, an original signatory to the Guarantee as a Guarantor. In furtherance of the foregoing, the New Guarantor hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Administrative Agent (for its own benefit and for the benefit of the Lenders), forthwith upon demand by the Administrative Agent following the occurrence and during the continuance of an Event of Default, of all the Obligations. The terms and provisions of the Guarantee are incorporated by reference in this Supplement.

(C) Upon this Supplement bearing the signature of any Person claiming to have authority to bind the New Guarantor coming into the possession of the Administrative Agent, this Supplement and the Guarantee shall be deemed to be finally and irrevocably executed and delivered by, and be effective and binding on, and enforceable against, the New Guarantor free from any promise or condition affecting or limiting the liabilities of the New Guarantor and the New Guarantor shall be, and shall be deemed for all purposes to be, a Guarantor under the Guarantee. No statement, agreement or promise by any officer, employee or agent of the Administrative Agent or any Lender, unless expressly set forth in this Supplement, forms any part of this Supplement or has induced the New Guarantor to enter into this Supplement and the Guarantee or in any way affects any of the agreements, obligations or liabilities of the New Guarantor under this Supplement and the Guarantee.

(D) This Supplement may be executed in counterparts. Each executed counterpart shall be deemed to be an original and all counterparts taken together shall constitute one and the same Supplement. Delivery of an executed signature page to this Supplement by the New Guarantor by facsimile or other electronic transmission shall be as effective as delivery by the New Guarantor of a manually executed copy of this Supplement by the New Guarantor.

(E) This Supplement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(F) This Supplement will be binding upon the New Guarantor and its successors and permitted assigns. The New Guarantor shall not assign its rights and obligations under this Supplement or the Guarantee or any interest in this Supplement or the Guarantee.

[signatures on the next following page]

IN WITNESS WHEREOF, the New Guarantor has executed this Supplement as of the date first above written.

[NEW GUARANTOR]

Address:

By:
Attention:	Name:
Facsimile:	Title:

By:
Name:
Title:

REDACTED VERSION

AMENDED AND RESTATED BRIDGE CREDIT AGREEMENT

dated as of

April 30, 2009

among

TECK RESOURCES LIMITED

as Borrower

and

THE LENDERS FROM TIME TO TIME PARTIES HERETO

as Lenders

and

JPMORGAN CHASE BANK, N.A.

as Administrative Agent

and

CITIGROUP GLOBAL MARKETS INC.; BANC OF AMERICA SECURITIES LLC;

BMO CAPITAL MARKETS; CANADIAN IMPERIAL BANK OF COMMERCE; AND

RBC CAPITAL MARKETS

as Co-Syndication Agents

J.P. Morgan Securities Inc.; Citigroup Global Markets Inc.; Banc of America Securities

LLC; BMO Capital Markets; Canadian Imperial Bank of Commerce; and RBC Capital

Markets

As Co- Lead Arrangers and Joint Bookrunners

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

AMENDED AND RESTATED BRIDGE CREDIT AGREEMENT

THIS AMENDED AND RESTATED BRIDGE CREDIT AGREEMENT is dated as of April 30, 2009 and is entered into among Teck Resources Limited (formerly Teck Cominco Limited), as Borrower, the lenders from time to time parties hereto, as Lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent.

WHEREAS the Borrower, the lenders from time to time parties thereto, and the Administrative Agent are parties to a bridge credit agreement dated as of September 30, 2008 (the “Original Credit Agreement”);

AND WHEREAS the Borrower has requested that the Original Credit Agreement be amended and restated in its entirety to, among other things, extend the Original Maturity Date;

AND WHEREAS pursuant to Section 9.2(b) of the Original Credit Agreement, and subject to the limitations set forth therein, the Original Credit Agreement may be amended pursuant to an agreement or agreements in writing entered into by the Borrower and the Administrative Agent with the consent of the Required Lenders;

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, and with the consent of the Required Lenders as required by Section 9.2(b) of the Original Credit Agreement, the Borrower and the Administrative Agent agree that as of the Effective Date, as provided for in Section 9.15, the Original Credit Agreement shall be amended and restated in its entirety as follows:

ARTICLE 1

DEFINITIONS

1.1 Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“ABR Borrowing” means a Borrowing comprised of one or more ABR Loans.

“ABR Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the Alternate Base Rate.

“Acquired Assets” means the limited partnership units of Fording LP, the shares of Fording (GP) ULC and the Purchased Royalty.

“Acquisition” means any transaction, or any series of related transactions, consummated after the Effective Date, by which the Borrower or any Subsidiary directly or indirectly, by means of a takeover bid, tender offer, amalgamation, merger, purchase of assets or otherwise (a) acquires any business or all or substantially all of the assets of any Person engaged in any business, (b) acquires control of securities of a Person engaged in an business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body, (c) acquires control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a board of directors or other governing body, or (d) otherwise acquires Control of a Person engaged in a business.

“Adjusted LIBO Rate” means, with respect to any LIBO Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next  1/16 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

“Administrative Agent” means JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 8.9.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Agreement” means this amended and restated bridge credit agreement.

“Alternate Base Rate” means, on any day, the greatest of (i) the U.S. Prime Rate in effect on such day, (ii) the 30-day LIBO Rate in effect on such day plus 1%, and (iii) one-half of one per cent ( 1/2%) plus the Federal Funds Effective Rate in effect for such day (rounded upwards, if necessary, to the nearest  1/16th of 1%). For purposes of this Agreement, any change in the Alternate Base Rate due to a change in the Federal Funds Effective Rate, the 30-day LIBO Rate or the U.S. Prime Rate shall be effective as of the opening of business on the effective date of such change in the Federal Funds Effective Rate, the 30-day LIBO Rate or the U.S. Prime Rate, as the case may be. If for any reason the Administrative Agent shall have determined (which determination shall be conclusive and binding, absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, including but not limited to the inability of the Administrative Agent to obtain sufficient bids or publications in accordance with the terms hereof, the Alternate Base Rate shall be the U.S. Prime Rate until the circumstances giving rise to such inability no longer exist.

“Amendment Undertakings” means those certain agreements dated the date hereof among the Borrower and the lenders under the Revolving Credit Agreement and the Bilateral Credit Agreements, respectively, to amend certain provisions of such agreements to conform, in all material respects, certain provisions therein to the terms of the Term Credit Agreement.

“AML” has the meaning set out in Section 9.14.

“Applicable Margin” means, during the period from the Effective Date until the date which is six (6) months after the Effective Date, the applicable rate per annum, expressed as a percentage, set forth in the relevant column and row of the relevant table below:

ABR Loans/U.S. Base Rate Loans	LIBO Loans
2.50%	3.50%

Thereafter, the Applicable Margin means the applicable rate described above, increased by 0.50% every six (6) months, beginning on the date which is six (6) months after the Effective Date and on each six (6) month anniversary of the Effective Date thereafter.

“Applicable Percentage” means with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If any Commitments have terminated or expired, the Applicable Percentages in respect of the terminated or expired Commitments shall be determined based upon the relevant Commitments most recently in effect (i.e., prior to their termination or expiry), giving effect to any assignments.

“Approved Fund” means, with respect to any Lender that is a fund, any other fund that invests in bank loans and is advised or managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Asset Disposition” means, with respect to any Person, the sale, lease, license, transfer, assignment or other disposition of all or any portion of its business, assets, rights, revenues or property, real, personal or mixed, tangible or intangible, whether in one transaction or a series of transactions, other than (a) inventory sold in the ordinary course of business upon customary credit terms, (b) sales of scrap or obsolete or no longer used or useful material or equipment which are not material in the aggregate, (c) licenses granted to third parties in the ordinary course of business, (d) the sale or issuance of any Equity Securities of a Subsidiary to the Borrower or any other Credit Party, and (e) the sale or other disposition of Cash Equivalents in the ordinary course of business. For greater certainty, “Asset Disposition” shall not include an Asset Disposition by one Credit Party to another Credit Party. In addition, solely for the purposes of the definition of “Net Proceeds” and Section 2.9(b)(ii), “Asset Disposition” shall include the expropriation, condemnation, destruction or other loss of all or any portion of its business, assets, rights, revenues or property, real, personal or mixed, tangible or intangible, whether in one transaction or a series of transactions.

“Assignment and Acceptance” means an assignment and acceptance entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.4), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person, whether or not having the force of Law.

“Benefit Plans” means any plan, fund, program, or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability, life insurance, pension, retirement or savings benefits, under which the Borrower or any Subsidiary has any liability with respect to any employee or former employee, but excluding any Pension Plans.

“BIA” means the Bankruptcy and Insolvency Act (Canada), as amended from time to time.

“Bilateral Credit Agreements” means the credit agreements listed in Schedule C, as such credit agreements may be amended, restated, supplemented, modified or replaced from time to time without contravening the terms of this Agreement.

“Borrower” means Teck Resources Limited (formerly Teck Cominco Limited), a Canada Business Corporations Act corporation, and its successors and permitted assigns.

“Borrowing” means any availment of the Commitments, and includes a rollover or conversion of any outstanding Loan.

“Borrowing Request” means a request by the Borrower for a Borrowing pursuant to Section 2.3 in the form of Exhibit B.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario, Calgary, Alberta, Vancouver, British Columbia, New York, New York or London, England are authorized or required by applicable law to remain closed.

“Canadian Dollars”, “Cdn.$” and “$” (without more) refer to lawful money of Canada.

“Capital Expenditures” means, with respect to any Person for any period, all expenditures (whether paid in cash or accrued as a liability, including the portion of Capital Lease Obligations paid or incurred during such period) of such Person during such period that, in conformity with GAAP, are included in “capital expenditures”, “additions to property, plant or equipment” or comparable items.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Equivalents” means:

(a)	direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of Canada or of any Canadian province (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of Canada or of such Canadian province), in each case maturing within one year from the date of acquisition thereof;

(b)	investments in certificates of deposit, bankers’ acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada or of any Canadian province which has a combined capital surplus and undivided profits of not less than $500,000,000;

(c)	fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (b) above;

(d)	deposits with any commercial bank organized under the laws of a jurisdiction outside Canada which has (A) a combined capital surplus and undivided profits of not less than $500,000,000 and (B) senior, unsecured, non credit enhanced, long term debt rated at least A3 by Moody’s or A- by S& P;

(e)	deposits with any other commercial bank organized under the laws of a jurisdiction outside Canada in an aggregate maximum amount of $25,000,000 for all such banks for the provision of cash management services to foreign Subsidiaries; and

(f)	direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of the United States of America), in each case maturing within one year from the date of acquisition thereof.

“Change in Control” means the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons acting jointly or otherwise in concert, other than any of, or any group of, the Permitted Holders, of Equity Securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Equity Securities of the Borrower.

“Change in Law” means (i) the adoption of any new Law after the date of this Agreement, (ii) any change in any existing Law or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement, or (iii) compliance by any Lender (or, for purposes of Section 2.13(b), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

“Co-Arrangers” means J.P. Morgan Securities Inc.; Citigroup Global Markets Inc.; Banc of America Securities LLC; BMO Capital Markets; Canadian Imperial Bank of Commerce; and RBC Capital Markets, in their capacities as Co-Arrangers and Joint Bookrunners for the Credit.

“Code” means the Internal Revenue Code of 1986 (United States of America), as amended from time to time.

“Collateral” means the property described in and subject to the Liens purported to be created by any Security Document.

“Collateral Trustee” means CIBC Mellon Trust Company, in its capacity as trustee under the Security Indenture; any successor trustee under the Security Indenture; and any sub-agent appointed under the Security Indenture.

“Commitment” means, with respect to each Lender, the commitment(s) of such Lender to make Loans hereunder, as such commitments may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.4. The Commitments are comprised of the Tranche A Commitments and the Tranche B Commitments. As of the Effective Date, the amount(s) of each Lender’s Commitment(s) (and whether such Commitment is a Tranche A Commitment or a Tranche B Commitment, and the amount thereof) are set forth on Schedule A, or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Commitment(s), as applicable. As of the Effective Date, the aggregate amount of the Commitments is U.S.$4,527,000,000, as such amount may be reduced in accordance with the terms hereof, which is comprised of Tranche A Commitments of U.S.$962,861,981.65 and Tranche B Commitments of U.S.$3,564,138,018.35.

“Commodity Swap Agreement” means any contract for sale, purchase or exchange or for future delivery of commodities (whether or not the subject commodities are to be delivered, and whether a “put” or a “call”), hedging contract, forward contract, swap agreement, futures contract, option contract, cap or collar agreement or other commodity pricing protection agreement or option with respect to any such transaction (or any combination of the foregoing, or any derivative thereof), designed to hedge against fluctuations in prices of the subject commodities.

“Consolidated Current Assets” means, on any date, all amounts (other than cash and Cash Equivalents) that would, in conformity with GAAP, be set forth opposite the caption “total current assets” (or any like caption) on a consolidated balance sheet of the Borrower at such date.

“Consolidated Current Liabilities” means, on any date, all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of the Borrower at such date, but excluding (a) the current portion of any long term debt of the Borrower and its Subsidiaries and (b) without duplication of clause (a) above, all Indebtedness under this Agreement, the Term Credit

Agreement, the Revolving Credit Agreement or any of the Bilateral Credit Agreements to the extent otherwise included therein.

“Consolidated Net Income” means, for any period, the consolidated net income (or loss) of the Borrower, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary or is merged into, amalgamated with or consolidated with the Borrower or any of its Subsidiaries, (b) the income (or deficit) of any Person (other than a Subsidiary of the Borrower) in which the Borrower or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Borrower or such Subsidiary in the form of dividends or similar distributions, and (c) for the purposes of the definition of “Excess Cash Flow”, but not for the purposes of the definition of “Leverage Ratio” or “Interest Coverage Ratio”, the undistributed earnings of any Subsidiary which is not wholly-owned by the Borrower except to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is within the control of the Borrower (and not restricted by any contractual obligation or applicable law) or any of its Subsidiaries but, for any reason, such earnings are not distributed.

“Consolidated Working Capital” means, on any date, an amount equal to Consolidated Current Assets on such date minus Consolidated Current Liabilities on such date.

“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Credit Facility” means the U.S.$5,810,000,000 bridge loan credit facility established pursuant to the Original Credit Agreement, as such amount may be reduced in accordance with the terms hereof.

“Credit Party” means the Borrower and each Guarantor.

“Default” means any event or condition which constitutes an Event of Default or which, upon notice, lapse of time or both, would, unless cured or waived, become an Event of Default.

“Disclosed Matters” means the actions, suits and proceedings and the environmental matters disclosed in Schedule B.

“EBITDA” means, for any period, Consolidated Net Income for such period,

plus, without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the aggregate of (a) income tax expense, (b) Interest Expense, amortization or write-off of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness (including the Loans), (c) depreciation and amortization expense, and cumulative translation losses recorded in net income on the repatriation of funds from foreign Subsidiaries and Investments, (d) amortization of intangibles (including goodwill) and organization costs, (e) the aggregate net increase in unrealized losses under Hedge Agreements or Investments during such Fiscal Quarter, (f) the aggregate net realized amount of gains under Hedge Agreements or Investments during such Fiscal Quarter, to the extent that such gains did not result in an increase in Consolidated Net Income for such Fiscal Quarter, and (g) any extraordinary, unusual or non-recurring non-cash expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, non-cash losses on Asset Dispositions outside of the ordinary course of business), and minus, without duplication, (y) to the extent included in the statement of such Consolidated Net Income for such period, the aggregate of (i) interest income, (ii) any extraordinary, unusual or non-recurring income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, gains on Asset Dispositions outside of the ordinary course of business), (iii) income tax credits (to the extent not netted from income tax expense), (iv) the aggregate net increase in unrealized gains under Hedge Agreements or Investments during such Fiscal Quarter, (v) the aggregate net realized amount of losses under Hedge Agreements or Investments during such Fiscal Quarter, to the extent that such losses did not result in a decrease in Consolidated Net Income for such Fiscal Quarter, and (vi) any other non-cash income, including cumulative translation gains recorded in net income on the repatriation of funds from foreign Subsidiaries and Investments, and (z) any cash payments made during such period in respect of items described in clause (g) above subsequent to the Fiscal Quarter in which the relevant non-cash expenses or losses were reflected as a charge in the statement of Consolidated Net Income, all as determined on a consolidated basis.

For the purposes of calculating EBITDA for any Rolling Period pursuant to any determination of the Leverage Ratio, (i) if at any time during such Rolling Period, the Borrower or any Subsidiary shall have made any Material Disposition, EBITDA for such Rolling Period shall be reduced by an amount equal to the EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Rolling Period or increased by an amount equal to the EBITDA (if negative) attributable thereto for such Reference Period and, if the Borrower shall have provided to the Administrative Agent written notice of a prepayment pursuant to Section 2.9(b)(vi), the consolidated Indebtedness of the Borrower (for the purpose of calculating the Leverage Ratio) shall be reduced by an amount equal to the amount to be prepaid (and once such amount has been prepaid, such amount shall be deemed to have been prepaid by the Borrower on the date that the Borrower shall have provided to the Administrative Agent such written notice of prepayment), and (ii) if during such Rolling Period, the Borrower or any Subsidiary shall have made a Material Acquisition, EBITDA for such Rolling Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition occurred on the first day of such Rolling Period. As used in this definition, “Material Acquisition” means any Acquisition that involves the payment of consideration by the Borrower and its Subsidiaries in excess of $25,000,000 and shall include, for greater certainty, the Fording Acquisition; and “Material Disposition” means any Asset Disposition or series of related Asset Dispositions that yields gross proceeds to the Borrower or any of its Subsidiaries in excess of $25,000,000.

“Effective Date” means the date on which all of the conditions specified in Section 4.1 are satisfied or waived in accordance with Section 9.2.

“Engagement Letter” means the amended and restated engagement letter dated April 20, 2009 among Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC, BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., and the Borrower, as the same may be amended, restated, supplemented, modified or replaced from time to time.

“Environmental Laws” means all federal, provincial, local or foreign laws, rules, regulations, codes, ordinances, orders, decrees, judgements, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any Hazardous Material, or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) thereof, in such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, debt securities, options or other rights exchangeable for or convertible into any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and U.S. Treasury Department regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived), (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived, (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, (d) the incurrence by the Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan, (e) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan, (f) the incurrence by the Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan, or (g) the receipt by the Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

“Event of Default” has the meaning specified in Section 7.1.

“Excess Cash Flow” means, for any Fiscal Quarter, an amount equal to (a) the aggregate, without duplication, of (i) Consolidated Net Income for such Fiscal Quarter, (ii) the amount of all non-cash charges (including depreciation and amortization and cumulative translation losses recorded in net income on the repatriation of funds from foreign Subsidiaries and Investments) deducted in determining such Consolidated Net Income, (iii) the aggregate decrease in Consolidated Working Capital for such Fiscal Quarter, (iv) the aggregate net amount of non-cash loss on Asset Dispositions by the Borrower and its Subsidiaries during such Fiscal Quarter, to the extent deducted in determining such Consolidated Net Income, (v) the aggregate amount deducted by the Borrower pursuant to clause (iii) below in respect of the immediately preceding Fiscal Quarter, provided that such preceding Fiscal Quarter ended after the Effective Date, (vi) the aggregate amount received during such Fiscal Quarter on account of Tax Receipts to the extent not included in Consolidated Net Income (other than resulting from the Fording Acquisition), (vii) the aggregate amount received during such Fiscal Quarter on account of the income of any Person (other than a Subsidiary of the Borrower) in which the Borrower or any of its Subsidiaries has an ownership interest, to the extent that such amount was deducted in respect of a prior Fiscal Quarter pursuant to paragraph (b) of the definition of “Consolidated Net Income”, (viii) the aggregate of all amounts withdrawn from the escrow account held with the administrative agent under the Term Credit Agreement for the purpose of paying the amortization payments or interest payments required to be made by the Borrower under the Term Credit Agreement at the end of such Fiscal Quarter, (ix) the aggregate net increase in unrealized losses under Hedge Agreements or Investments during such Fiscal Quarter, and (x) the aggregate net realized amount of gains under Hedge Agreements or Investments during such Fiscal Quarter, to the extent that such gains did not result in an increase in Consolidated Net Income for such Fiscal Quarter, minus (b) the aggregate, without duplication, of (i) the amount of all non-cash credits included in determining such Consolidated Net Income, including cumulative translation gains recorded in net income on the repatriation of funds from foreign Subsidiaries and Investments, (ii) the aggregate amount actually paid by the Borrower and its Subsidiaries during such Fiscal Quarter on account of Capital Expenditures to the extent not financed with the proceeds of other Indebtedness, (iii) the aggregate amount committed by the Borrower and its Subsidiaries on account of Capital Expenditures to be paid during the Fiscal Quarter immediately following such Fiscal Quarter, (iv) the aggregate amount of all prepayments of loans under the Revolving Credit Agreement or any of the Bilateral Credit Agreements during such Fiscal Quarter to the extent accompanied by permanent optional reductions of the credit commitments, (v) the aggregate of all optional prepayments of the Loans hereunder during such Fiscal Quarter to the extent not financed with the proceeds of other Indebtedness, (vi) the aggregate amount of all regularly scheduled principal payments of Indebtedness (including the Loans and the Term

Loans, but excluding, for greater certainty, any Indebtedness under any revolving credit facility) of the Borrower and its Subsidiaries existing on the Effective Date (and regularly scheduled principal payments of any refinancing, refunding, renewal or extension of any such Indebtedness) made during such Fiscal Quarter (other than in respect of scheduled principal payments which are financed with the proceeds of other Indebtedness), (vii) the aggregate amount of all principal payments of Indebtedness under any revolving credit facility of the Borrower and its Subsidiaries existing on the Effective Date (and principal payments of any refinancing, refunding, renewal or extension of any such Indebtedness) made during such Fiscal Quarter, but only to the extent that the commitments under such revolving credit facility are permanently reduced by the amount of such principal payments, (viii) the aggregate of all amounts deposited in an escrow account with the administrative agent under the Term Credit Agreement for the purpose of paying the amortization payments and interest payments required to be made by the Borrower under the Term Credit Agreement during the next two Fiscal Quarters, in accordance with the terms of the Term Credit Agreement, (ix) the aggregate increase in Consolidated Working Capital for such Fiscal Quarter, (x) the aggregate net amount of non-cash gain on the disposition of property by the Borrower and its Subsidiaries during such Fiscal Quarter (other than sales of inventory in the ordinary course of business), to the extent included in determining such Consolidated Net Income, (xi) payments made by the Borrower and its Subsidiaries in respect of Investments permitted pursuant to Section 6.4, (xii) the aggregate of all Cash Equivalents posted as collateral for reclamation and environmental obligations during such Fiscal Quarter, net of the aggregate of all Cash Equivalents released as collateral for reclamation and environmental obligations during such Fiscal Quarter, (xiii) the aggregate net increase in unrealized gains under Hedge Agreements or Investments during such Fiscal Quarter, (xiv) the aggregate net realized amount of losses under Hedge Agreements or Investments during such Fiscal Quarter, to the extent that such losses did not result in an decrease in Consolidated Net Income for such Fiscal Quarter, and (xv) the amount of all Tax Receipts included in determining such Consolidated Net Income.

“Exchange Rate Swap Agreement” means any contract for sale, purchase, or exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged), hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction (or any combination of the foregoing or any derivative thereof), designed to hedge against fluctuations in foreign exchange rates.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, income or franchise Taxes imposed on (or measured by) its taxable income or capital Taxes imposed on (or measured by) its taxable capital, in each case by Canada, or by the jurisdiction under the Laws of which such recipient is organized or in which its principal office is located.

“Exposure” means, with respect to any Lender at any time, the sum of the outstanding principal amount of such Lender’s Loans.

“Federal Funds Effective Rate” means, for any day, the per annum rate equal to the weighted average of the rates on overnight Federal funds transactions with members of the

Federal Reserve System of the United States of America arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank in New York City, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by JPMorgan Chase Bank, N.A. from three Federal funds brokers of recognized standing selected by it.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Fee Letters” means the amended and restated fee letters, each dated as of April 20, 2009 among, inter alia, the Administrative Agent, J.P. Morgan Securities Inc. and the Borrower relating to the payment of certain fees.

“Financial Officer” means the chief financial officer, principal accounting officer or treasurer of the Borrower.

“Financing Documents” means this Agreement, the Subsidiary Guarantee, the Security Documents, the Borrowing Requests and the Fee Letter, together with any other document, instrument or agreement (other than participation, agency or similar agreements among the Lenders or between any Lender and any other bank or creditor with respect to any indebtedness or obligations of the Borrower or any Subsidiary (as applicable) hereunder or thereunder) now or hereafter entered into in connection with this Agreement, as such documents, instruments or agreements may be amended, modified or supplemented from time to time.

“Fiscal Quarter” means any fiscal quarter of the Borrower.

“Fiscal Year” means any fiscal year of the Borrower.

“Fording Acquisition” means the acquisition, directly or indirectly, by the Borrower from Fording Trust of the Acquired Assets.

“Fording LP” means Fording Limited Partnership, an Alberta limited partnership.

“Fording Trust” means Fording Canadian Coal Trust, an open-ended mutual fund trust created under the laws of Alberta.

“GAAP” means, in relation to any Person at any time, (a) until such time as such Person adopts the International Financial Reporting Standards, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants or its successor, applied on a basis consistent with the most recent audited financial statements of such Person (except for changes approved by the auditors of such Person), and (b) after such time as such Person adopts the International Financial Reporting Standards, such International Financial Reporting Standards.

“Governmental Authority” means the Government of Canada, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements.

“Guarantee” of or by any Person (in this definition, the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (in this definition, the “primary credit party”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof (whether in the form of a loan, advance, stock purchase, capital contribution or otherwise), (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital solvency, or any other balance sheet, income statement or other financial statement condition or liquidity of the primary credit party so as to enable the primary credit party to pay such Indebtedness or other obligation, (d) as an account party in respect of any letter of credit or letter of guarantee issued to support such Indebtedness or other obligation, or (e) to purchase, sell or lease (as lessor or lessee) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss. The term Guarantee shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee in respect of Indebtedness shall be deemed to be an amount equal to the stated or determinable amount of the related Indebtedness (unless the Guarantee is limited by its terms to a lesser amount, in which case to the extent of such amount) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guarantor in good faith.

“Guarantor” means each Subsidiary listed on Schedule E, together with each Subsidiary that provides a guarantee pursuant to Section 5.10, unless and until released from its guarantee in accordance with the terms hereof.

“Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odour, radiation, energy, vector, plasma, constituent or material which (a) is or becomes listed, regulated or addressed under any Environmental Law, or (b) is, or is deemed to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any Environmental Law, including, asbestos, petroleum and polychlorinated biphenyls, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Hedge Agreement” means (i) any Commodity Swap Agreement, (ii) any Interest Rate Swap Agreement, or (iii) any Exchange Rate Swap Agreement.

“Hedge Obligations” means any indebtedness, liabilities and obligations (including all contingent obligations) of the Borrower or any of its Subsidiaries under a Hedge Agreement.

“Income Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guarantee (other than letters of credit and letters of guarantee issued in support of current accounts payable incurred in the ordinary course of business), (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (k) for the purposes of Section 7.1(f) only, the amount of obligations of such Person (determined on a mark-to-market basis) under Hedge Agreements, (l) the amount owing in respect of any “gold loan”, such amount being determined by multiplying the number of ounces of any gold loaned by the closing price of an ounce of gold on the London Metal Exchange on the date of determination or, if such date is not a Business Day, the immediately preceding Business Day, and (m) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value (other than for other Equity Securities) any Equity Securities of such Person, valued, in the case of redeemable Equity Securities, at the greater of voluntary or involuntary redemption price, plus accrued and unpaid dividends; provided that “Indebtedness” shall not include the announced Andacollo royalty or any royalty obligations, net profit interests or earn-in obligations existing on the Effective Date which are not treated as indebtedness under GAAP. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general or limited partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indebtedness for Borrowed Money” means all obligations for borrowed money represented by notes, bonds, debentures or similar evidences of indebtedness.

“Indemnified Taxes” means all Taxes other than Excluded Taxes.

“Indemnitee” has the meaning specified in Section 9.3(b).

“Interest Coverage Ratio” means, on any day, the ratio of (a) EBITDA for the Rolling Period ended on the most recent Quarterly Date, to (b) Interest Expense during such Rolling Period.

“Interest Expense” means, with respect to any period, the consolidated interest expense of the Borrower for such period plus, without duplication, to the extent not included in such consolidated interest expense, and to the extent incurred by the Borrower or any of its Subsidiaries, (i) interest expense attributable to Capital Lease Obligations, (ii) capitalized interest, (iii) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, (iv) the net amount (which shall be added to Interest Expense in the case of net amounts paid and deducted in the case of net amounts received) paid or received on account of interest rate hedges or currency hedges, in each case related to Indebtedness, (v) standby fees, (vi) preferred stock dividends in respect of all preferred stock issued by the Borrower and any of its Subsidiaries and held by Persons other than the Borrower or any of its Subsidiaries, other than preferred stock dividends paid by the issuance of additional preferred stock, and (vii) interest actually paid by the Borrower and any of its Subsidiaries on any Indebtedness of any Person other than the Borrower or any of its Subsidiaries. In the event of any Acquisition or Asset Disposition which results in a pro forma increase or reduction, as applicable, to EBITDA, Interest Expense shall also be adjusted, on a pro forma basis, as if such Acquisition or Asset Disposition, as applicable, and the resulting increase or reduction, as applicable, of Indebtedness had occurred on the first day of the Rolling Period in which such Acquisition or Asset Disposition, as applicable, occurs.

“Interest Payment Date” means, (a) in the case of any Loan other than a LIBO Loan, each Quarterly Date, and (b) in the case of a LIBO Loan, the last day of each Interest Period relating to such LIBO Loan, provided that if an Interest Period for any LIBO Loan is of a duration exceeding 90 days, then “Interest Payment Date” shall also include each date which occurs at each 90-day interval during such Interest Period.

“Interest Period” means, with respect to a LIBO Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is 30, 60, 90 or, with the consent of all Lenders, 180 days thereafter, as the Borrower may elect; provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period pertaining to a LIBO Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, (iii) no Interest Period shall extend beyond any date that any principal payment or prepayment is scheduled to be due unless the aggregate principal amount of all ABR Borrowings, U.S. Base Rate Borrowings, plus all LIBO Borrowings which have Interest Periods which will expire on or before such date, less the aggregate amount of any other principal payments or prepayments due during such Interest Period, is equal to or in excess of the amount of such principal payment or prepayment, and (iv) no Interest Period shall extend beyond the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a converted or continued Borrowing, thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Interest Rate Swap Agreement” means any rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction (or any combination of the foregoing, or any derivative thereof), designed to hedge against fluctuations in interest rates.

“Investment” means, as applied to any Person (the “investor”), any direct or indirect purchase or other acquisition by the investor of, or a beneficial interest in, Equity Securities of any other Person, including any exchange of Equity Securities for Indebtedness, or any direct or indirect loan, advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by the investor to any other Person (or any Guarantee of any of the foregoing), including all Indebtedness and accounts receivable owing to the investor from such other Person that did not arise from sales or services rendered to such other Person in the ordinary course of the investor’s business, or any direct or indirect purchase or other acquisition of bonds, notes, debentures or other debt securities of, any other Person. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment minus any amounts (a) realized upon the disposition of assets comprising an Investment (including the value of any liabilities assumed by any Person other than the Borrower or any of its Subsidiaries in connection with such disposition), (b) constituting repayments of Investments that are loans or advances or (c) constituting cash returns of principal or capital thereon (including any dividend, redemption or repurchase of equity that is accounted for, in accordance with GAAP, as a return of principal or capital).

“Investment Property” means “investment property,” as such term is defined in the PPSA or, in respect of a Credit Party located in the United States of America, as such term is defined in the UCC of that jurisdiction.

“Laws” means all federal, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority binding on or affecting the Person referred to in the context in which such word is used (including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority); and “Law” means any one or more of the foregoing.

“Lender Affiliate” means, (a) with respect to any Lender, (i) an Affiliate of such Lender, or (ii) any Person that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by a Lender or an Affiliate of such Lender, and (b) with respect to any Lender that is a fund which invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Lenders” means the Persons listed as lenders on Schedule A and any other Person that shall have become a party hereto pursuant to an Assignment and Acceptance, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Acceptance.

“Letter of Credit Obligations” means the letter of credit obligations as set out in Schedule F.

“Leverage Ratio” means, on any day, the ratio of (a) the consolidated Indebtedness of the Borrower on such day minus, without duplication, the consolidated obligations of the Borrower on such day as an account party in respect of letters of credit and letters of guarantee posted as collateral for reclamation or environmental obligations, but limited to the extent that the aggregate increase of all such letters of credit or letters of guarantee after the Effective Date does not exceed $500,000,000 to (b) EBITDA for the Rolling Period ended on the most recent Quarterly Date.

“LIBO Borrowing” means a Borrowing comprised of one or more LIBO Loans.

“LIBO Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the Adjusted LIBO Rate.

“LIBO Rate” means, with respect to any LIBO Borrowing for any Interest Period, the rate for U.S. Dollar borrowings appearing on Page 3750 of the Reuters Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to U.S. Dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for U.S. Dollar deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the “LIBO Rate” with respect to such LIBO Borrowing for such Interest Period shall be the average of the rates at which U.S. Dollar deposits of U.S.$5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of JPMorgan Chase Bank, N.A. in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

“Lien” means, (a) with respect to any asset, any mortgage, deed of trust, lien (statutory or otherwise), deemed trust, pledge, hypothec, hypothecation, encumbrance, charge, security interest, deposit arrangement, royalty interest, adverse claim, defect of title or right of set off in, on or of such asset other than rights of set-off arising in the ordinary course, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, and (c) any other arrangement having the effect of providing security.

“Loan” means any loan made by the Lenders to the Borrower pursuant to this Agreement.

“Material Adverse Effect” means a material adverse effect on (a) the business, property, operations, condition (financial or otherwise) or prospects of the Borrower and its Subsidiaries taken as a whole or (b) the validity or enforceability of this Agreement or any of the other Financing Documents or the rights or remedies of the Administrative Agent or the Lenders hereunder or thereunder.

“Material Contract” means any contract, licence or agreement (i) to which the Borrower or any Subsidiary is a party, (ii) which is material to, or necessary in, the operation of the business of the Borrower or any Subsidiary, and (iii) which the Borrower or any Subsidiary cannot promptly replace by an alternative and comparable contract with comparable commercial terms.

“Material Indebtedness” means (i) any Indebtedness (other than the Loans) of any one or more of the Borrower and the Subsidiaries in an aggregate principal amount equal to or exceeding $50,000,000 (or its equivalent if denominated in any other currency), and (ii) Hedge Obligations of any one or more of the Borrower and the Subsidiaries if the net marked-to-market exposure of the Borrower or the applicable Subsidiary under the Hedge Agreement pursuant to which such Hedge Obligations arise is in an aggregate amount equal to or exceeding $50,000,000 (or its equivalent if denominated in any other currency).

“Material Subsidiary” means a Subsidiary whose total assets (consolidated in the case of a corporation which itself has subsidiaries) or gross revenues (consolidated in the case of a corporation which itself has subsidiaries) represent not less than 5% of the consolidated total assets or, as the case may be, consolidated gross revenues of the Borrower, in each case net of minority interests.

“Maturity Date” means October 30, 2011.

“Moody’s” means Moody’s Investors Service, Inc.

“Multiemployer Plan” means a multiemployer plan as defined in Section 400 1(a)(3) of ERISA.

“Net Proceeds” means, (i) with respect to any Asset Disposition, the gross amount of cash proceeds received by the Borrower or any of its Subsidiaries from such Asset Disposition, including proceeds of any insurance policies received by the Borrower or any of its Subsidiaries in connection with such Asset Disposition (other than business interruption insurance) (except to the extent that such insurance proceeds are used by the Borrower or its Subsidiaries to repair or replace the assets or property the destruction or loss of which gave rise to such insurance), and amounts received by the Borrower or any of its Subsidiaries pursuant to any expropriation proceeding or condemnation proceeding in connection with such Asset Disposition, provided that with respect to any Subsidiary which is not wholly-owned, directly or indirectly, by the Borrower, the gross amount of the cash proceeds or the amounts so received shall be the Borrower’s direct or indirect pro rata share of such proceeds or amounts based on its ownership percentage, direct or indirect, of such non-wholly-owned Subsidiary (and the amount of such proceeds shall be deemed to have been received by the Borrower or its Subsidiaries only when distributed, by dividend, repayment of loans or otherwise, to the Borrower or any of its wholly-

owned Subsidiaries); minus, in each case, the sum of (a) the amount, if any, of all Taxes paid or payable by the Borrower or any of its Subsidiaries directly resulting from such Asset Disposition or from the distribution of such proceeds by a Subsidiary to the Borrower (including the amount, if any, estimated by the Borrower in good faith at the time of such Asset Disposition for Taxes payable by the Borrower or any of its Subsidiaries on or measured by net income or gain resulting from such Asset Disposition, taking into account any Tax losses or credits available or to be available to the Borrower or any of its Subsidiaries at the time such Taxes are payable that are not used to offset other income or gains), (b) the reasonable out of pocket costs and expenses incurred by the Borrower or any of its Subsidiaries in connection with such Asset Disposition (including reasonable brokerage fees paid to a Person other than an Affiliate of the Borrower or any of its Subsidiaries, but excluding any fees or expenses paid to an Affiliate of the Borrower or any of its Subsidiaries), (c) any reserves established in accordance with GAAP in connection with such Asset Disposition, (d) any other Indebtedness which, pursuant to any agreement in existence prior to the Effective Date, is required to be repaid (and which is repaid) as a direct result of the Asset Disposition, and (e) with respect to any such Net Proceeds under any insurance policy (other than business interruption insurance), the net amount equal to the aggregate amount received in cash in connection with such receipt of insurance proceeds, less the reasonable fees (including without limitation reasonable legal fees), costs, deductibles and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Administrative Agent upon request) incurred, paid for or payable by the Borrower or any Subsidiary in connection with the claim under the insurance policy giving rise to such proceeds, and (ii) with respect to the incurrence of New Indebtedness for Borrowed Money or the issuance of Equity Securities, in either case whether private or public, by the Borrower or any Subsidiary, the net amount equal to the aggregate amount received in cash (including any cash received by way of deferred advance or instalment but only as and when such cash is so received) in connection with such incurrence or issuance, less the reasonable fees (including reasonable legal fees, investment banking fees, accounting fees, consulting fees and placement fees), commissions, printing costs and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Administrative Agent upon request) incurred, paid or payable for by the Borrower or any Subsidiary in connection with such incurrence or issuance; provided that, with respect to any Subsidiary which is not wholly-owned, directly or indirectly, by the Borrower, the gross amount of the cash proceeds or the amounts so received shall be the Borrower’s direct or indirect pro rata share of such proceeds or amounts based on its ownership percentage, direct or indirect, of such non-wholly-owned Subsidiary (and the amount of such proceeds shall be deemed to have been received by the Borrower or its Subsidiaries only when distributed, by dividend, repayment of loans or otherwise, to the Borrower or any of its wholly-owned Subsidiaries).

“New Indebtedness for Borrowed Money” means any Indebtedness for Borrowed Money incurred by the Borrower or any of its Subsidiaries on or after the Effective Date, pursuant to arrangements not in existence on the Effective Date, whether incurred in the debt capital markets, the commercial bank market or otherwise, other than (a) the issuance of commercial paper or other short-term debt programs, (b) Indebtedness under the Revolving Credit Agreement, the Bilateral Credit Agreements or any other working capital facility, and (c) any other credit facility the proceeds of which are used by the Borrower or any of its Subsidiaries solely in support of reclamation or environmental purposes.

“Note Indenture” means the indenture dated as of September 12, 2002 between the Borrower and The Bank of New York, as trustee, as such indenture may be amended, restated, supplemented, modified or replaced from time to time without contravening the terms of this Agreement.

“Original Credit Agreement” has the meaning set out in the Recitals hereto.

“Original Closing Date” means October 30, 2008, being the date that the Lenders under the Original Credit Agreement advanced their respective Loans to the Borrower.

“Original Maturity Date” means October 30, 2009.

“Payment Office” means the Administrative Agent’s office located at 1111 Fannin Street, Floor 10, Houston, Texas, 77002), Attention: Administrative Officer (or such other office or individual as the Administrative Agent may hereafter designate in writing to the other parties hereto); provided that, solely with respect to the Tranche B Commitments, “Payment Office” shall mean the Toronto branch office of the Administrative Agent located at Suite 1800, South Tower, Royal Bank Plaza, Toronto, Ontario, Attention: Administrative Officer (or such other office or individual as the Administrative Agent may hereafter designate in writing to the other parties hereto).

“Pension Plan” means any pension benefit plan within the meaning of the Pension Benefits Act (Ontario) in respect of which the Borrower and its Subsidiaries makes or has made contributions in respect of its employees.

“Permitted Holders” means (a) any lineal descendent of Dr. Norman B. Keevil Sr. (treating for this purpose, any legally adopted descendant as a lineal descendant); (b) the spouse of any Person listed in clause (a); (c) the estate trustee or administrator of any Person listed in clauses (a) and (b); (d) any trust (whether testamentary or inter vivos) primarily for the lineal descendants of Dr. Norman B. Keevil Sr. or spouses of such lineal descendants; (e) Sumitomo Metal Mining Co., Ltd. or its subsidiaries; and (f) any and all corporations or other entities which are directly or indirectly Controlled by any one or more of the foregoing.

“Permitted Liens” means (a) Liens in favour of the Collateral Trustee for the benefit of the Secured Parties for the obligations of any Credit Party under or pursuant to the Financing Documents, (b) Liens in favour of the Collateral Trustee for the benefit of the applicable secured parties for the obligations of any Credit Party under or pursuant to the terms of any Specified Debt, provided that such Liens are granted pursuant to, and governed by the terms of, the Security Indenture, (c) Purchase Money Liens securing Indebtedness permitted by Section 6.1(c) and Liens to secure Capital Lease Obligations permitted by Section 6.1(c), (d) Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith in compliance with Section 5.3, and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of the Borrower or any of its Subsidiaries, (e) carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of applicable Law, arising in the ordinary course of business, which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of the Borrower or any of its Subsidiaries, provided that the Borrower and any such Subsidiary shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors, (f) statutory Liens incurred or pledges or deposits made under worker’s compensation, employment insurance and other social security legislation, (g) Liens or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the ordinary course of business, (h) servitudes, easements, rights-of-way, restrictions and other similar encumbrances on real property imposed by applicable Law or incurred in the ordinary course of business and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries, (i) Liens of or resulting from any judgement or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Borrower or the applicable Subsidiary shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured, (j) undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law or which although filed or registered, relate to obligations not due or delinquent, (k) the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof, (l) securities to public utilities or to any municipalities or Governmental Authorities or other public authority when required by the utility, municipality or Governmental Authorities or other public authority in connection with the supply of services or utilities to the Borrower and its Subsidiaries, (m) Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not materially and adversely affect the use of the lands by the Borrower or any of its Subsidiaries, (n) Liens consisting of royalties payable with respect to any asset or property of the Borrower and its Subsidiaries existing as of the Effective Date; provided that the existence of any such Lien on any material property or asset of the Borrower and its Subsidiaries shall have been disclosed in writing to the Lenders prior to the Effective Date, (o) statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of the Borrower or any of its Subsidiaries under Environmental Laws to which any assets of the Borrower or such Subsidiary are subject, (p) a Lien granted by the Borrower and any of its Subsidiaries to a landlord to secure the payment of arrears of rent in respect of leased properties in the Province of Quebec leased from such landlord, provided that such Lien is limited to the assets located at or about such leased properties; (q) any Lien on any property or asset of the Borrower and any of its Subsidiaries existing on the date hereof and set out in Schedule 6.2; provided that (i) such Lien shall not apply to any other property or asset of the Borrower and its Subsidiaries, and (ii) such Lien shall secure only those obligations which it secures on the date hereof; (r) any Lien existing on any property or asset prior to the acquisition thereof by the Borrower and any of its Subsidiaries or existing on any property or asset of any Person that becomes a Subsidiary of the Borrower after the date hereof prior to the time such Person becomes a Subsidiary; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Borrower or any other Subsidiary, and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be; (s) any defect in title existing on the Effective Date and disclosed in any title opinion or title insurance policy delivered pursuant to Section 4.1(b) or Section 5.7(b), as applicable; (t) any Lien on any property or asset of the Borrower and any of its Subsidiaries securing Indebtedness existing on the date hereof and any extension, renewal or replacement of such Indebtedness; provided that (i) such Lien shall not apply to any other property or asset of the Borrower or its Subsidiaries, and (ii) the principal amount secured by such Lien is not increased; and (u) any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted under this paragraph (u) shall not be extended to cover any additional Indebtedness of the Borrower or any of its Subsidiaries or their respective property (other than a substitution of like property).

“Permitted Refinancing Debt” means Indebtedness of the Borrower that is issued in exchange for all or part of, or the net proceeds of which are used to refinance, replace, defease or refund in whole or in part, Indebtedness of the Borrower under this Agreement, provided that, if the amount of any Permitted Refinancing Debt is not sufficient to repay in full all amounts outstanding hereunder, then (i) no material terms applicable to such Indebtedness (including the covenants, events of default and subordination provisions thereof) are materially less favourable to the Borrower or the Lenders than the terms that are applicable hereunder, (ii) the covenants contained therein are no more restrictive than the covenants contained herein, (iii) the timing and amounts of principal amortization payments (including any sinking fund therefor) on such Indebtedness are no sooner and no greater, respectively, than the timing and amounts of principal repayments hereunder, (iv) such Indebtedness shall mature beyond June 30, 2013, and (v) such Indebtedness is otherwise on terms and conditions satisfactory to the Administrative Agent, acting reasonably; provided, however, that the restrictions in subparagraphs (i) and (v) above shall not apply to pricing of such Indebtedness.

“Person” includes any natural person, corporation, company, limited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity.

“Post-Closing Requirements” has the meaning set out in Section 5.7(b).

“PPSA” means the Personal Property Security Act (Ontario), as amended from time to time.

“Purchase Money Lien” means a Lien taken or reserved in personal property to secure payment of all or part of its purchase price, provided that such Lien (i) secures an amount not exceeding the lesser of the purchase price of such personal property and the fair market value of such personal property at the time such Lien is taken or reserved, (ii) extends only to such personal property and its proceeds, and (iii) is granted prior to or within 30 days after the purchase of such personal property.

“Purchased Royalty” means the net profits interest computed by reference to 96% of the net production of the mines owned by Elk Valley Coal Partnership and by Elkview Mine Limited Partnership and of other cash flows generated within Fording LP granted to Fording Trust by Fording LP.

“Quarterly Date” means each of the last day of each of March, June, September and December in each calendar year.

“Rated Debt” means the secured debt of the Borrower under this Agreement.

“Register” has the meaning set forth in Section 9.4(c).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Release” means an actual or potential discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage or disposal of a Hazardous Materials which is or may be in breach of any Environmental Laws.

“Required Lenders” means, at any time, Lenders having Exposures representing more than 51% of the sum of the aggregate Exposures at such time.

“Responsible Officer” means, with respect to any corporation, the chairman, the president, any vice president, the chief executive officer or the chief operating officer, and, in respect of financial or accounting matters, any Financial Officer of such corporation; unless otherwise specified, all references herein to a Responsible Officer mean a Responsible Officer of the Borrower.

“Restricted Payment” means, with respect to any Person, any payment by such Person (i) of any dividends on any of its Equity Securities, (ii) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of its Equity Securities or any warrants, options or rights to acquire any such shares, or the making by such Person of any other distribution in respect of any of its Equity Securities, or (iii) of any principal of or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for, any Indebtedness of such Person ranking in right of payment subordinate to any liability of such Person under the Financing Documents.

“Revolving Credit Agreement” means the credit agreement dated as of March 7, 2002 among the Borrower, the lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent, as such credit agreement may be amended, restated, supplemented, modified or replaced from time to time without contravening the terms of this Agreement.

“Rolling Period” means, commencing with the Fiscal Quarter ending on December 31, 2008, each Fiscal Quarter taken together with the three immediately preceding Fiscal Quarters.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc.

“Secured Hedge Agreement” means (i) all Hedge Agreements between the Borrower or a Subsidiary and a Lender (or Lender Affiliate), and (ii) all Hedge Agreements between the Borrower or a Subsidiary and any other Person which is a counterparty under a Hedge Agreement with the Borrower or any of its Subsidiaries on the Effective Date, but only to the extent that the contractual arrangements with such other Person require that such other Person obtain the benefit of the Security Documents.

“Secured Hedge Counterparty” means (i) any Lender or Lender Affiliate (as each such term is defined under this Agreement or under the Bridge Credit Agreement) in its capacity as a counterparty to a Secured Hedge Agreement, and (ii) any other Person which is a counterparty under a Hedge Agreement with the Borrower or any of its Subsidiaries on the Effective Date, but only to the extent that the contractual arrangements with such other Person require that such other Person obtain the benefit of the Security Documents. For the avoidance of doubt, a Secured Hedge Counterparty under paragraph (i) of this definition that ceases to be a Lender shall remain a Secured Hedge Counterparty.

“Secured Hedge Obligations” means all Indebtedness arising under any Secured Hedge Agreement.

“Secured Liabilities” means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, mature or unmatured) of the Credit Parties to the Secured Parties under, in connection with or with respect to the Financing Documents, and any unpaid balance thereof.

“Secured Parties” means the Collateral Trustee, the Administrative Agent and the Lenders.

“Security Documents” means the Security Indenture, the bonds and pledge agreements delivered pursuant to the Security Indenture, the mortgages, the security agreements, the securities pledge agreements, the agreements or instruments described or referred to in Section 4.1, Section 5.10 and Schedule D (including, to the extent either of such Sections describe an amendment, the agreement or instrument amended thereby) and any and all other agreements or instruments now or hereafter executed and delivered by any Credit Party as security for the payment or performance of all or part of the Secured Liabilities, as any of the foregoing may have been, or may hereafter be, amended, modified or supplemented.

“Security Indenture” means the trust indenture to be entered into by the Borrower and the Collateral Trustee pursuant to which the Collateral Trustee will hold security in accordance with the Security Principles for the benefit of (a) the Secured Parties and (b) holders of or agents or trustees for the holders of Specified Debt, as the same may be amended, restated, supplemented, modified or replaced from time to time.

“Security Principles” means the principles and priorities relating to the provision of the Security Documents as set out in Schedule D.

“Solvent” means, with respect to any Person on any date of determination, that on such date (i) the fair value of the property (for the avoidance of doubt, calculated to include goodwill and other intangibles) of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (ii) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (iii) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature, and (iv) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital; the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Specified Debt” means any Indebtedness outstanding under any Permitted Refinancing Debt, the Note Indenture, the Term Credit Agreement, the Revolving Credit Agreement, or any of the Bilateral Credit Agreements, the Letter of Credit Obligations or the Hedge Obligations in favour of a Secured Hedge Counterparty.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Federal Reserve Board to which the Administrative Agent is subject) with respect to the Adjusted LIBO Rate, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. LIBO Rate Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, limited partnership, association or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, directly or indirectly owned by such Person or one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person.

“Subsidiary” means any subsidiary of the Borrower.

“Subsidiary Guarantee” means a guarantee substantially in the form attached as Exhibit D.

“Tax Receipt” means any amount received by the Borrower and any of its Subsidiaries in connection with foreign, Canadian, United States, state, provincial, or local or other tax refunds (other than ordinary course sales tax refunds, including Canadian goods and services tax refunds).

“Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not.

“Term Credit Agreement” means the credit agreement dated as of September 30, 2008 among the Borrower, the Lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., pursuant to which the Lenders thereunder established in favour of the Borrower the 3-year term credit facility in the aggregate principal amount of U.S.$4,000,000,000, as such amount may be reduced in accordance with the terms of the Term Credit Agreement, as the same may be amended, restated, supplemented, modified or replaced from time to time without contravening the terms of this Agreement.

“Term Loans” means the loans advanced to the Borrower under the Term Credit Agreement.

“Tranche A Commitments” means the Commitments of the Tranche A Lenders.

“Tranche A Lender” means any Lender which will fund its loan from an office located outside Canada.

“Tranche B Commitments” means the Commitments of the Tranche B Lenders.

“Tranche B Lender” means any Lender which will fund its loan from an office located within Canada.

“Tranches” means the Tranche A Commitments and the Tranche B Commitments, and “Tranche” means either of them.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Alternate Base Rate, the U.S. Base Rate or the LIBO Rate.

“UCC” means the Uniform Commercial Code as the same may be, from time to time, in effect in the State of New York or the UCC (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any security interest in any item or items of collateral.

“U.S. Base Rate” means, on any day, the annual rate of interest equal to the greatest of (i) the annual rate of interest announced by the Administrative Agent and in effect as its base rate at its branch in Toronto, Ontario on such day for determining interest rates on U.S. Dollar-denominated commercial loans made in Canada, (ii) the 30-day LIBO Rate plus 1%, and (iii) the Federal Funds Effective Rate plus 0.50%. For purposes of this Agreement, any change in the U.S. Base Rate due to a change in the Federal Funds Effective Rate, the 30-day LIBO Rate or the U.S. Base Rate shall be effective as of the opening of business on the effective date of such change in the Federal Funds Effective Rate, the 30-day LIBO Rate or the U.S. Base Rate, as the case may be. If for any reason the Administrative Agent shall have determined (which determination shall be conclusive and binding, absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, including but not limited to the inability of the Administrative Agent to obtain sufficient bids or publications in accordance with the terms hereof, the U.S. Base Rate shall be the rate described in subparagraph (i) above until the circumstances giving rise to such inability no longer exist.

“U.S. Base Rate Borrowing” means a Borrowing comprised of one or more U.S. Base Rate Loans.

“U.S. Base Rate Loan” means a Loan denominated in U.S. Dollars which bears interest at a rate based upon the U.S. Base Rate.

“U.S. Dollars” and “U.S.$” refer to lawful money of the United States of America.

“U.S. Patriot Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 signed into law October 26, 2001), as amended or modified from time to time.

“U.S. Prime Rate” means, on any day, the annual rate of interest announced by the Administrative Agent and in effect as its prime rate at its principal office in New York City on such day for determining interest rates on U.S. Dollar-denominated commercial loans made in the United States.

“wholly-owned subsidiary” of a Person means any subsidiary of such Person of which securities (except for directors’ qualifying shares) or other ownership interests representing 100% of the equity or 100% of the ordinary voting power or 100% of the general partnership or membership interests are, at the time any determination is being made, directly or indirectly owned by such Person or one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

1.2 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will”

shall be construed to have the same meaning and effect as the word ‘shall”. The word “or” is disjunctive; the word “and” is conjunctive. The word “shall” is mandatory; the word “may” is permissive. The words “to the knowledge of” means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by the Person (or, in the case or a Person other than a natural Person, known by the Responsible Officer of that Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by the Person (or, in the case of a Person other than a natural Person, would have been known by such Responsible Officer of that Person). Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

1.3 Québec Matters. For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction liens” shall include “legal hypothecs”; (l) “joint and several” shall include “solidary”; (m) “gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”; (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”; (o) “easement” shall include “servitude”; (p) “priority” shall include “prior claim”; (q) “survey” shall include “certificate of location and plan”; (r) “state” shall include “province”; (s) “fee simple title” shall include “absolute ownership”; (t) “accounts” shall include “claims”.

1.4 Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time. All calculations for the purposes of determining compliance with the financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the date of this Agreement and used in the preparation of the consolidated financial statements of the Borrower referred to in Section 5.1(a). Upon the adoption by the Borrower of International Financial Reporting Standards, or in the event of a change in GAAP, the Borrower and the Administrative Agent shall negotiate in good faith to revise (if appropriate) such covenants to give effect to the intention of the parties under this Agreement as at the Effective Date, and any new covenant shall be subject to approval by the Required Lenders. Until the successful conclusion of any such negotiation and approval by the Required Lenders, all calculations thereafter made for the purpose of determining compliance with the financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the Effective Date.

1.5 Time. All time references herein shall, unless otherwise specified, be references to local time in Toronto, Canada. Time is of the essence of this Agreement and the other Financing Documents.

1.6 Permitted Liens. Any reference in any of the Financing Documents to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Financing Documents to any Permitted Lien.

ARTICLE 2

THE CREDIT FACILITY

2.1 Credit Facility. Each Lender under the Original Credit Agreement made a Loan to the Borrower in U.S. Dollars in a single advance on the Original Closing Date in an aggregate principal amount equal to the amount set forth beside such Lender’s name in Schedule A under the heading “Commitment” in the Original Credit Agreement. Notwithstanding anything contained herein to the contrary, each of the parties hereto acknowledges and agrees that all Loans were advanced to the Borrower on the Original Closing Date, the Lenders are not committed to make further Loans to the Borrower under this Agreement, and the Borrower shall not be entitled to request or receive additional Loans under this Agreement. The Borrower may elect to convert or continue a Borrowing to a different Type of Borrowing in accordance with this Article 2.

2.2 Rollovers and Conversions of Loans.

(a) Subject to Section 2.12, each Borrowing shall be comprised entirely of ABR Loans, U.S. Base Rate Loans or LIBO Loans as the Borrower may request in accordance herewith. Tranche A Lenders will make ABR Loans and/or LIBO Loans but not U.S. Base Rate Loans, and Tranche B Lenders will make U.S. Base Rate Loans and/or LIBO Loans but not ABR Loans.

(b) At the commencement of each Interest Period for any conversion or continuation of a LIBO Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of U.S.$1,000,000 and not less than U.S.$10,000,000. At the time that any conversion or continuation of an ABR Borrowing or a U.S. Base Rate Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of U.S.$1,000,000 and not less than U.S.$10,000,000; provided that an ABR Borrowing or a U.S. Base Rate Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total applicable Commitments. Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of 10 LIBO Borrowings outstanding under each Tranche.

(c) Subject to Section 9.4(b), (a) if any Tranche A Lender wishes to assign all or part of its Commitments to a Person which will fund its loan from an office located within Canada, the Administrative Agent may record the assigned Commitment in the Register as a Tranche B Commitment, and (b) if any Tranche B Lender wishes to assign all or part of its Commitments to a Person which will fund its loan from an office located outside Canada, the Administrative Agent may record the assigned Commitment in the Register as a Tranche A Commitment. In connection with any such assignment, the Administrative Agent will make the appropriate adjustments in the Register to ensure that the aggregate amount of the combined Commitments remains unchanged after giving effect to such assignment.

2.3 Requests for Borrowings

(a) The Borrower may elect to convert a Borrowing to a different Type or to continue such Borrowing and, in the case of a LIBO Borrowing, may elect a new Interest Period therefor, all as provided in this Section 2.3(a). The Borrower may elect different options with respect to different portions of the affected Borrowing within each Tranche, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing in such Tranche, and the Loans comprising each such portion shall be considered a separate Borrowing. To make an election pursuant to this Section 2.3(a), the Borrower shall notify the Administrative Agent of such election by telephone by (i) in the case of a LIBO Borrowing, not later than 12:00 noon, Toronto time, three Business Days before the date of the proposed Borrowing, or (ii) in the case of an ABR Borrowing or a U.S. Base Rate Borrowing, not later than 12:00 noon, Toronto time, one Business Day before the date of the proposed Borrowing. Each such telephone request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Borrowing Request. Each such telephone borrowing request and written Borrowing Request shall specify the following information:

(i)	the aggregate amount of the Loans requested to be converted or continued;

(ii)	the date of such conversion or continuation of the applicable Loans, which shall be a Business Day;

(iii)	whether such conversion or continuation is to be to an ABR Borrowing, a U.S. Base Rate Borrowing or a LIBO Borrowing; and

(iv)	in the case of a conversion or continuation to a LIBO Borrowing, the Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”.

The Administrative Agent and each Lender are entitled to rely upon and act upon any telephone borrowing request or written Borrowing Request given or purportedly given by the Borrower, and the Borrower hereby waives the right to dispute the authenticity and validity of any such transaction once the Loans have been converted or continued based on such telephone borrowing request or written Borrowing Request.

(b) In the absence of a timely and proper election with regard to LIBO Borrowings, the Borrower shall be deemed to have elected to convert such LIBO Borrowings to ABR Borrowings (for Tranche A Lenders) or U.S. Base Rate Borrowings (for Tranche B Lenders) on the last day of the Interest Period of the relevant LIBO Borrowings.

2.4 [Intentionally Deleted].

2.5 Interest.

(a) The Loans comprising each ABR Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin from time to time in effect. The Loans comprising each U.S. Base Rate Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the U.S. Base Rate plus the Applicable Margin from time to time in effect. The Loans comprising each LIBO Borrowing shall bear interest (computed on the basis of the actual number of days in the relevant Interest Period over a year of 360 days) at the Adjusted LIBO Rate for the Interest Period in effect for such LIBO Borrowing plus the Applicable Margin.

(b) Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the rate otherwise applicable to such Loan.

(c) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date and upon termination of the relevant Commitments, and in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

(d) All interest hereunder shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Any Loan that is repaid on the same day on which it is made shall bear interest for one day. The applicable Alternate Base Rate, U.S. Base Rate or Adjusted LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(e) For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(f) If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary) (i) first, by reducing the amount or rate of interest; and (ii) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

2.6 [Intentionally Deleted.]

2.7 Repayment of Loans. The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the Lenders the then unpaid principal amount of each Loan held by the Lenders in the amounts and on the dates set forth below (in each case as reduced by the application of any prepayments made pursuant to Section 2.9):

Date	Amount
October 30, 2009	U.S.$1,027,000,000
October 30, 2011	The remaining unpaid amount of the Loans held by the Lenders

2.8 Evidence of Debt.

(a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender hereunder, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(b) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type thereof and, in the case of LIBO Loans, the relevant Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(c) The entries made in the accounts maintained pursuant to Sections 2.8(a) and (b) shall be conclusive evidence (absent manifest error) of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement. In the event of a conflict between the records maintained by the Administrative Agent and any Lender, the records maintained by the Administrative Agent shall govern.

(d) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.4) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

2.9 Prepayments.

(a) Voluntary Prepayments. The Borrower may, at its option, at any time and from time to time, prepay the Loans, in whole or in part, upon giving three Business Days’ prior written notice to the Administrative Agent. Such notice shall specify the date and amount of prepayment and whether the prepayment is of ABR Loans, U.S. Base Rate Loans, LIBO Loans or any combination thereof, and, in each case if a combination thereof, the principal amount allocable to each. Upon receipt of such notice, the Administrative Agent shall promptly notify each Lender of the contents thereof and of such Lender’s Applicable Percentage of such prepayment. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with any amounts payable pursuant to Section 2.14 and accrued interest to such date on the amount prepaid. Each voluntary prepayment shall be in a minimum principal amount of U.S.$5,000,000 and in an integral multiple of U.S.$1,000,000. The monetary limits set forth above may be reduced if and to the extent that the outstanding amount of the relevant Borrowing is less than the applicable limit. Any amount which is voluntarily repaid pursuant to this Section 2.9 may not be reborrowed. Each voluntary payment shall be applied, firstly, to the Loans payable on October 30, 2009, and secondly, to the Loans and other amounts payable on October 30, 2011.

(b) Mandatory Prepayments and Commitment Reductions.

(i)

On or before the 45th day after the last day of each Fiscal Quarter of the Borrower ending on or after the Effective Date, the Borrower shall deliver to the Administrative Agent a certificate signed by a Responsible Officer of the Borrower, setting out in reasonable detail the calculation of Excess Cash Flow for the most recent completed Fiscal Quarter. On the 5th Business Day after delivery of the notice provided above, but in no event later than the 52nd day after the last day of such Fiscal Quarter of the Borrower, the Borrower shall prepay (by payment to the Administrative Agent for the account of the Lenders) an aggregate principal amount of

Loans equal to 100% of Excess Cash Flow for the preceding Fiscal Quarter; provided that the amount required to be paid pursuant to this Section 2.9(b)(i) shall be limited to that amount which, after giving effect to the payment, results in the aggregate cash and Cash Equivalents of the Borrower (excluding amounts committed by the Borrower and its Subsidiaries on account of Capital Expenditures to be paid during the next Fiscal Quarter and amounts deposited in an escrow account with the administrative agent under Section 2.6 of the Term Credit Agreement for the purpose of paying the amortization payments and interest payments required to be made by the Borrower under the Term Credit Agreement during the next two Fiscal Quarters, in accordance with the terms of the Term Credit Agreement) as at the last day of such Fiscal Quarter being not less than $500,000,000.

(ii)	In the event of an Asset Disposition by the Borrower or any of its Subsidiaries, the Borrower shall, within five Business Days of receipt by the Borrower or any of its Subsidiaries of Net Proceeds from such Asset Disposition, prepay (by payment to the Administrative Agent for the account of the Lenders) an aggregate principal amount of Loans equal to 100% of such Net Proceeds; provided that this prepayment requirement shall not apply if the Net Proceeds received from such Asset Disposition, when aggregated with the Net Proceeds from any other Asset Disposition in respect of which payment has not been made pursuant to this Section 2.9(b), is less than $50,000,000. For greater certainty, once such $50,000,000 limit has been reached, the Borrower shall pay an amount equal to all such cumulative Net Proceeds to the Administrative Agent, including the first $50,000,000.

(iii)	The Borrower shall, within five Business Days of receipt by the Borrower or any of its Subsidiaries of Net Proceeds from the (a) incurrence of New Indebtedness for Borrowed Money or (b) issuance of Equity Securities, in each case, by the Borrower or any of its Subsidiaries, prepay (by payment to the Administrative Agent for the account of the Lenders) an aggregate principal amount of Loans equal to 100% of the Net Proceeds of any such incurrence of New Indebtedness for Borrowed Money or issuance of Equity Securities; provided that this Section 2.9(b)(iii) shall not apply to (A) issuances of Equity Securities by the Borrower or any of its Subsidiaries to officers, directors or employees of the Borrower or such Subsidiary under employee stock ownership plans of the Borrower or such Subsidiary, (B) the issuance of Equity Securities by a Subsidiary to the Borrower or another Subsidiary, or (C) the incurrence of New Indebtedness for Borrowed Money by the Borrower or a Subsidiary from another Subsidiary or the Borrower.

(iv)	The Borrower shall, within five Business Days of receipt by the Borrower or any of its Subsidiaries of any Tax Receipt resulting from the Fording

Acquisition, prepay (by payment to the Administrative Agent for the account of the Lenders) an aggregate principal amount of Loans equal to 100% of such Tax Receipt, net of any reasonable expenses incurred in collecting such Tax Receipt. Any prepayments from Tax Receipts paid pursuant to this Section 2.9(b)(iv) shall be accompanied by a certificate signed by a Responsible Officer of the Borrower certifying the manner in which the Tax Receipts and the resulting prepayment were calculated, which certificate shall be in form and substance satisfactory to Agent.

(v)	The Borrower shall, contemporaneously with any Change in Control, prepay (by payment to the Administrative Agent for the account of the Lenders) all amounts owing to each Lender hereunder, together with any amounts payable pursuant to Section 2.14 and accrued interest to such date on the amount so prepaid in accordance with Section 2.5(c).

(vi)	Prepayments of the Loans pursuant to Section 2.9(b)(i), (ii), (iii) or (iv) shall be applied firstly, to the permanent prepayment of the Loans payable on October 30, 2009, and secondly, to the permanent prepayment of the Loans and other amounts payable on October 30, 2011. In the case of any prepayment pursuant to any of Sections 2.9(b)(i), (ii), (iii) or (iv), the Borrower shall provide to the Administrative Agent written notice of such prepayment at least three Business Days prior to the date such prepayment is to be made. If any such notice is given, the amount specified in such notice shall be due and payable on the date required by this Section 2.9(b), together with any amounts payable pursuant to Section 2.14 and accrued interest to such date on the amount so prepaid in accordance with Section 2.5(c) (it being agreed that the full amount of any mandatory prepayment to be made in respect of a LIBO Rate Loan will be deposited in a cash collateral account maintained by the Administrative Agent and will be applied by the Administrative Agent against the amount of the relevant LIBO Rate Loans on the earliest of (i) the date which is 60 days after receipt by the Administrative Agent of such prepayment, (ii) the last day of the applicable Interest Period, or (iii) the occurrence of an Event of Default). Upon receipt of such notice, the Administrative Agent shall promptly notify each Lender of the contents thereof and of such Lender’s Applicable Percentage of such prepayment. No such prepayment of any Loan may be reborrowed.

(c) Tranches. Any voluntary or mandatory prepayment of Loans shall be made ratably under each Tranche.

(d) Notice by Borrower. Each notice provided by the Borrower hereunder in respect of any prepayment hereunder shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid.

(e) Notice by Administrative Agent. Upon receipt of a notice of prepayment pursuant to this Section 2.9, the Administrative Agent shall promptly notify each Lender of the contents thereof and of such Lender’s ratable share of such prepayment.

2.10 Fees.

(a) The Borrower shall pay to the Administrative Agent, for the account of the Persons stipulated therein, the fees contemplated by the Fee Letter.

(b) The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon in writing between the Borrower and the Administrative Agent.

(c) All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent.

2.11 [Deleted Intentionally].

2.12 Alternate Rate of Interest. If prior to the commencement of any Interest Period for a LIBO Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period; or

(b) the Administrative Agent is advised by any Lender that such Lender has reasonably determined that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lender of making or maintaining its Loan included in such LIBO Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Borrowing Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBO Borrowing shall be ineffective with respect to the affected Lender, and shall be deemed to have instead requested an ABR Borrowing (from Tranche A Lenders) or a U.S. Base Rate Borrowing (from Tranche B Lenders) in the same amount and on the same date, and (ii) if any Borrowing Request requests a LIBO Borrowing, such Borrowing shall be made by the affected Lender as an ABR Borrowing (from Tranche A Lenders) or a U.S. Base Rate Borrowing (from Tranche B Lenders); provided that if the circumstances giving rise to such notice do not affect all the Lenders, then requests by the Borrower for LIBO Borrowings may be made to Lenders that are not affected thereby.

2.13 Increased Costs; Illegality.

(a) If any Change in Law shall:

(i)	impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender; or

(ii)	impose on any Lender or the London interbank market any other condition affecting this Agreement (including the imposition on any Lender of, or any change to, any Tax or other charge with respect to its LIBO Loans or participation therein, or its obligation to make LIBO Loans;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender of participating in, issuing or maintaining any Loan or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and such Lender’s desired return on capital), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c) A certificate of a Lender setting forth amount or amounts necessary to compensate such Lender as specified in Sections 2.13 (a) or (b), together with a brief description of the Change of Law, shall be delivered to the Borrower, and shall be conclusive absent manifest error. In preparing any such certificate, a Lender shall be entitled to use averages and to make reasonable estimates, and shall not be required to “match contracts” or to isolate particular transactions. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section 2.13 shall not constitute a waiver of such Lender’s right to demand such compensation.

(e) In the event that any Lender shall have determined (which determination shall be reasonably exercised and shall, absent manifest error, be final, conclusive and binding upon all parties) at any time that the making or continuance of any LIBO Loan has become unlawful or materially restricted as a result of compliance by such Lender in good faith with any Change in Law, or by any applicable guideline or order (whether or not having the force of law and whether or not failure to comply therewith would be unlawful), then, in any such event, such Lender shall give prompt notice (by telephone and confirmed in writing) to the Borrower and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to the other Lenders). Upon the giving of the notice to the Borrower referred to in this Section 2.13(e), the Borrower’s right to request (by continuation, conversion or otherwise), and such Lender’s obligation to make, LIBO Loans shall be immediately suspended, and thereafter any requested Borrowing of LIBO Loans shall, as to such Lender only, be deemed to be a request for an ABR Loan (from a Tranche A Lender) or a U.S. Base Rate Loan (from a Tranche B Lender), and if the affected LIBO Loan or Loans are then outstanding, the Borrower shall immediately, or if permitted by applicable Law, no later than the date permitted thereby, upon at least one Business Day prior written notice to the Administrative Agent and the affected Lender, convert each such LIBO Loan into an ABR Loan (from Tranche A Lenders) or a U.S. Base Rate Loan (from Tranche B Lenders), provided that if more than one Lender is affected at any time, then all affected Lenders must be treated the same pursuant to this Section 2.13(e).

(f) Any increased costs payable by the Borrower pursuant to this Section 2.13 shall not include increased costs resulting from any Laws of which the Lender requesting the increased cost had actual knowledge prior to the date of this Agreement, or any penalty or other charges payable by such Lender due to its failure to pay or delay in paying any amount required to be paid by it pursuant to this Section 2.13. Any Lender requesting increased costs pursuant to this Section 2.13 will use its reasonable commercial efforts to minimize the amounts payable by the Borrower pursuant to this Section 2.13.

2.14 Break Funding Payments. In the event of (i) the failure by the Borrower to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered by the Borrower pursuant hereto, or (ii) the payment or conversion of any principal of any LIBO Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any LIBO Loan other than on the last day of the Interest Period applicable thereto, or (c) the assignment of any LIBO Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.18, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a LIBO Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period and the interest rate which such Lender would bid were it to bid, at the commencement of such period, for U.S. Dollar deposits of a comparable amount and period from other banks in the London interbank market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.14 shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

2.15 Taxes.

(a) Any and all payments by or on account of any obligation of the Borrower hereunder shall be made free and clear of and without deduction for any Indemnified Taxes; provided that if the Borrower shall be required to deduct any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that, after making all required deductions (including deductions applicable to additional sums payable under this Section 2.15), the Administrative Agent or applicable Lender (as the case may be) receives an amount equal to the sum it would have received had no such deduction been made, (ii) the Borrower shall make such deduction, and (iii) the Borrower shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable Law.

(b) In addition to the payments by the Borrower required by Section 2.15(a), the Borrower shall pay any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement to the relevant Governmental Authority in accordance with applicable Law.

(c) The Borrower shall indemnify the Administrative Agent and each Lender, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Administrative Agent or such Lender, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.15) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender, or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) As soon as practicable after any payment of Indemnified Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

2.16 Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a) The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest or fees, amounts payable under any of Sections 2.13, 2.14 or 2.15, or otherwise) prior to 12:00 noon, Toronto time, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at the Payment Office, except that payments pursuant to any of Sections 2.13, 2.14, 2.15 and 9.3 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension, provided that, in the case of any payment with respect to a LIBO Loan, the date for payment shall be advanced to the next preceding Business Day if the next succeeding Business Day is in a subsequent calendar month.

Except for any reimbursement of out-of-pocket costs and expenses (which may be made in Canadian Dollars if such reimburseable out-of-pocket costs and expenses have been invoiced in Canadian Dollars), all payments hereunder shall be made in U.S. Dollars.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(c) If, after the occurrence of an Event of Default, any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) this Section 2.16(c) shall not apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d) Unless the Administrative Agent shall have received written notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the applicable rate for ABR Loans (for Tranche A Lenders) or the applicable rate for U.S. Base Rate Loans (for Tranche B Lenders).

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.16(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Section 2.16(d) until all such unsatisfied obligations are fully paid.

(f) Nothing in this Agreement shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.17 Currency Indemnity. If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Financing Document, it becomes necessary to convert into the currency of such jurisdiction (the “Judgment Currency”) any amount due under this Agreement or under any other Financing Document in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose “rate of exchange” means the rate at which the Administrative Agent is able, on the relevant date, to purchase the required amount of the Currency Due with the Judgment Currency in accordance with its normal practice at its branch in Toronto, Ontario. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of receipt by the Administrative Agent of the amount due, the Borrower will, on the date of receipt by the Administrative Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Administrative Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Administrative Agent is the amount then due under this Agreement or such other Financing Document in the Currency Due. If the amount of the Currency Due which the Administrative Agent is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrower shall indemnify and save the Administrative Agent and the Lenders harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other Financing Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Administrative Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Financing Document or under any judgment or order.

2.18 Mitigation Obligations; Replacement of Lenders.

(a) If any Lender requests compensation under Section 2.13, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.13 or 2.15, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If any Lender requests compensation under Section 2.13, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, then the Borrower may, in its discretion, and at the sole expense of the Borrower (including the processing and recording fee contemplated by Section 9.4(b)), upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.4), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be, another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.13 or payments required to be made pursuant to Section 2.15, such assignment will result in a reduction in such compensation or payments.

A Lender shall not be required to make any such assignment and delegation, and the Borrower shall not be permitted to make any prepayment contemplated by Section 2.18(b), if (in either case), prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such an assignment and delegation or to make such a prepayment cease to apply.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lenders as of the Effective Date that:

3.1 Organization; Powers. The Borrower and each Subsidiary (except for inactive Subsidiaries which are to be dissolved) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now and formerly conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

3.2 Authorization; Enforceability. The execution, delivery and performance of this Agreement and the other Financing Documents are, or when executed and delivered will be, within each Credit Party’s corporate powers and have been duly authorized by all necessary corporate and, if required, shareholder action. This Agreement and the other Financing Documents have been, or when executed and delivered will be, duly executed and delivered by each Credit Party (as applicable) and constitute legal, valid and binding obligations of each Credit Party (as applicable), enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

3.3 Governmental Approvals; No Conflicts. The execution, delivery and performance of this Agreement and the other Financing Documents (a) do not (or when executed and delivered will not) require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except as disclosed in Schedule 3.3, (b) will not violate in any material respect any applicable Law or the charter, by-laws or other organizational documents of any Credit Party or any order of any Governmental Authority, (c) will not violate in any material respect or result in a material default under any indenture, agreement or other instrument binding upon any Credit Party or their respective assets, or give rise to a right thereunder to require any payment to be made by any Credit Party, and (d) will not result in the creation or imposition of any Lien on any asset of any Credit Party, except for any Lien arising in favour of the Collateral Trustee under the Security Indenture.

3.4 Financial Condition; No Material Adverse Effect.

(a) The Borrower has furnished to the Lenders the consolidated balance sheets and statements of income, retained earnings and cash flow as of and for its fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008, reported on by its auditors. Such financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Borrower as of such dates and for such periods in accordance with GAAP.

(b) Since April 21, 2009, there has been no event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

(c) All information (including that disclosed in all financial statements) pertaining to the Borrower and its Subsidiaries (other than projections) (the “Information”) that has been or will be made available to the Lenders, the Administrative Agent or their Affiliates by the Borrower or any representative of the Borrower and its Subsidiaries, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made. The projections that have been or will be made available to the Lenders, the Administrative Agent or their Affiliates by the Borrower or any representative of the Borrower have been or will be prepared in good faith based upon assumptions which the Borrower considers to be reasonable.

3.5 Litigation.

(a) Except as disclosed in Schedule 3.5, there are no actions, suits or proceedings (including any Tax-related matter) by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of the Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters), or (ii) that involve this Agreement or any other Financing Document.

(b) Except for the Disclosed Matters and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Borrower nor any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability, or (iv) knows of any basis for any Environmental Liability.

(c) Since April 21, 2009, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

3.6 Compliance with Laws and Agreements. The Borrower and each Subsidiary is in compliance with all Laws applicable to it or its property (including, Regulation X of the Board of Governors of the Federal Reserve System) and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Neither the Borrower nor any Subsidiary has violated or failed to obtain any Authorization necessary to the ownership of any of its property or assets or the conduct of its business, which violation or failure could reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect.

3.7 Taxes. The Borrower and each Subsidiary has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by the Borrower or a Subsidiary (including all installments with respect to the current period) and has made adequate provision for Taxes for the current period, except Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves and except for Taxes which, if not paid, could not reasonably be expected to result in a Material Adverse Effect.

3.8 Titles to Assets, Security. The Borrower and each Subsidiary has good title to or other interest in its properties and assets as is necessary for the business-like operation of its respective businesses, free and clear of any defects in title, other than Permitted Liens and those which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Schedule 3.8 lists the material Owned Real Property of the Credit Parties. Each of the Security Documents creates, or after the execution and delivery thereof, will create, as security for the Indebtedness, a valid and enforceable perfected, mortgage, charge, security interest and Lien in favour of the Collateral Trustee in the property and assets of the applicable Credit Party purported to be charged thereby subject to no other Liens other than Permitted Liens. No registrations, filings or recordings are required in order to perfect and/or render enforceable as against third parties the security interest created in personal property under any Security Documents except as has been submitted for registration, filing or recording.

3.9 Pension Plans. The Pension Plans are duly registered under the Income Tax Act and any other applicable Laws which require registration, have been administered in accordance with the Income Tax Act and such other applicable Laws and no event has occurred which could reasonably be expected to cause the loss of such registered status, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect. All material obligations of the Borrower and each of its Subsidiaries (including fiduciary, funding, investment and administration obligations) required to be performed in connection with the Pension Plans and the funding agreements therefor have been performed on a timely basis, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect. There are no outstanding disputes concerning the assets of the Pension Plans or the Benefit Plans as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. All contributions or premiums required to be made or paid by the Borrower and each of its Subsidiaries to the Pension Plans or the Benefit Plans have been made on a timely basis in accordance with the terms of such plans and all applicable Laws, except to the extent that any of the foregoing could not reasonably be expected to have a Material Adverse Effect. There have been no improper withdrawals or applications of the assets of the Pension Plans or the Benefit Plans. Except as disclosed in Schedule 3.9, each of the Pension Plans and the Benefit Plans is fully funded on a solvency basis and going concern basis (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable Governmental Authorities and which are consistent with GAAP).

3.10 Disclosure. The Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it or any of the Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

3.11 Defaults. Neither the Borrower nor any Subsidiary is in default nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default under any loan or credit agreement, indenture, mortgage, deed of trust, security agreement or other instrument or agreement evidencing or pertaining to any Indebtedness of, or under any material agreement or instrument to which a Credit Party is a party or by which any Credit Party is bound, except for those defaults which could not reasonably be expected to have a Material Adverse Effect or any defaults disclosed to the Lenders in Schedule 3.11. No Default has occurred and is continuing.

3.12 Casualties; Taking of Properties. Since December 31, 2008, neither the business nor the properties of the Borrower or any Subsidiary have been affected in a manner that has had, or could reasonably be expected to have, a Material Adverse Effect as a result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labour disturbance, embargo, requisition or taking of property or cancellation of contracts, permits or concessions by any domestic or foreign Governmental Authority, riot, activities of armed forces, or acts of God or of any public enemy.

3.13 Subsidiaries.

(a) As of the Effective Date, Schedule 3.13 correctly sets forth (i) the name of each Subsidiary, (ii) the form of legal entity of each Subsidiary, (iii) Equity Securities of each Material Subsidiary which are issued and outstanding, and (iv) the jurisdictions of organization of each Subsidiary. Schedule 3.13 also identifies each Material Subsidiary as of the Effective

Date. Except as described in Schedule 3.13 or as disclosed in writing to the Administrative Agent, as of the Effective Date, no Credit Party owns any Equity Securities or debt securities which are convertible into, or exchangeable for, Equity Securities of any other Person, other than marketable securities having an aggregate value not exceeding $1,000,000. Unless otherwise indicated in Schedule 3.13, as of the Effective Date, there are no outstanding options, warrants or other rights to purchase Equity Securities of any Subsidiary, and all such Equity Securities so owned are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with all applicable federal, provincial or foreign securities and other Laws, and are free and clear of all Liens, except for Permitted Liens.

(b) With respect to the interests of any of the Credit Parties in the Subsidiaries set forth in Schedule 3.13 that are partnerships:

(i)	no such interest is dealt in or traded on security exchanges or in security markets;

(ii)	no terms of such interest expressly provides that the interest is a security for the purposes of the Securities Transfer Act of any province in Canada;

(iii)	no such interest is a mutual fund security; and

(iv)	no such interest is represented by a certificate or is held in a security account.

3.14 Insurance. The Borrower and each Subsidiary maintains insurance in accordance with the requirements of Section 5.8.

3.15 Solvency. Upon the effectiveness of this Agreement, each Credit Party will be Solvent and no Credit Party will be an “insolvent person” within the meaning of the BIA.

3.16 Environmental Matters. Except as disclosed to the Lenders in Schedule 3.16 and in the Disclosed Matters:

(a) Environmental Laws, etc. Neither any property of the Borrower or its Subsidiaries nor the operations conducted thereon violate any applicable order of any court or Governmental Authority or any Environmental Laws, which violation could reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(b) Notices, Permits, etc. All notices, permits, licenses or similar authorizations, if any, required to be obtained or filed by the Borrower or its Subsidiaries in connection with the operation or use of any and all property of the Borrower or its Subsidiaries, including but not limited to past or present treatment, transportation, storage, disposal or Release of Hazardous Materials into the environment, have been duly obtained or filed, except to the extent the failure to obtain or file such notices, permits, licenses or similar authorizations could not reasonably be expected to have a Material Adverse Effect, or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(c) Hazardous Substances Carriers. All Hazardous Materials generated at any and all property of the Borrower or its Subsidiaries have been treated, transported, stored and disposed of only in accordance with all Environmental Laws applicable to them, except to the extent the failure to have such Hazardous Materials transported, treated or disposed by such carriers could not reasonably be expected to have a Material Adverse Effect, and only at treatment, storage and disposal facilities maintaining valid permits under applicable Environmental Laws, which carriers and facilities have been and are operating in compliance with such permits, except to the extent the failure to have such Hazardous Materials treated, transported, stored or disposed at such facilities, or the failure of such carriers or facilities to so operate, could not reasonably be expected to have a Material Adverse Effect or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(d) Hazardous Materials Disposal. The Borrower and its Subsidiaries have taken all reasonable steps necessary to determine and have determined that no Hazardous Materials have been disposed of or otherwise released and there has been no threatened Release of any Hazardous Materials on or to any property of the Borrower or its Subsidiaries other than in compliance with Environmental Laws, except to the extent the failure to do so could not reasonably be expected to have a Material Adverse Effect or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property.

(e) No Contingent Liability. The Borrower and its Subsidiaries have no material contingent liability in connection with any Release or threatened Release of any Hazardous Materials into the environment other than such contingent liabilities at any one time and from time to time which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to such Release or threatened Release.

3.17 Employee Matters. Each of the Borrower and its Subsidiaries has withheld from each payment to each of their respective officers, directors and employees the amount of all Taxes, including income tax, pension plan, employment insurance and other payments and deductions required to be withheld therefrom, and has paid the same to the proper taxation or other receiving authority in accordance with applicable Law, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect. None of the Borrower or its Subsidiaries is subject to any claim by or liability to any of their respective officers, directors or employees for salary (including vacation pay) or benefits in a material amount which would rank in whole or in part pari passu with or prior to the Liens created by the Security Documents.

3.18 Fiscal Year. The Fiscal Year of the Borrower ends on December 31 of each calendar year, and the Borrower’s Fiscal Quarters end on the last day of each of March, June, September or December of each calendar year.

3.19 Intellectual Property Rights. The Borrower and each Subsidiary is the registered and beneficial owner with good and marketable title to or the holder of such other interest in all patents, patent applications, trademarks, trademark applications, trade names, service marks, copyrights, industrial designs, integrated circuit topographies and other similar rights as are necessary for the business-like operation of its business, free and clear of any defects in title other than those which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, and free and clear of all Liens other than Permitted Liens. The ownership and use of such property does not conflict with the rights of any other Person, other than as listed on Schedule 3.19, or other than for such conflicts as could not reasonably be expected to have a Material Adverse Effect. Except as set out in Schedule 3.19, no material claim has been asserted and is pending by any Person with respect to the use by the Borrower or any of its Subsidiaries of any intellectual property or challenging or questioning the validity, enforceability or effectiveness of any intellectual property necessary for the conduct of the business of the Borrower or any of its Subsidiaries.

3.20 Investment and Holding Company Status. (a) No Credit Party is or is required to be registered as an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940; and (b) no Credit Party is engaged nor will it engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Federal Reserve Board), or extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Borrowings will be used for any purpose that violates Regulation U.

3.21 ERISA. (a) No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect; (b) none of the Borrower, its Subsidiaries or any ERISA Affiliate have incurred, or are reasonably expected to incur, any liability (and no event has occurred which, with giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (c) none of the Borrower, its Subsidiaries nor any ERISA Affiliate has engaged in a transaction that would be subject to Section 4069 or 4212(c) of ERISA.

ARTICLE 4

CONDITIONS

4.1 Effective Date. This Agreement shall not, subject to Section 5.7(b), become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.2); provided that, any Post-Closing Requirement shall be satisfied or waived in accordance with Section 5.7(b) and Schedule 5.7 and shall not impair the coming into force of this Agreement:

(a) Credit Agreement and Subsidiary Guarantees. The Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of each party hereto, or (ii) written evidence satisfactory to the Administrative Agent (which may include facsimile or “pdf” e-mail transmission of a signed signature page of this Agreement) that each such party has signed a counterpart of this Agreement. The Administrative Agent (or its counsel) shall also have received from each Guarantor a Subsidiary Guarantee, duly executed by each Guarantor.

(b) Legal Opinions. The Administrative Agent shall have received a favourable written opinion (addressed to the Administrative Agent and the other Secured Parties and dated the Effective Date) of Stikeman Elliott LLP, counsel to the Borrower, in form and substance satisfactory to the Administrative Agent, and covering such other matters relating to the Borrower, the Guarantors, this Agreement and the other Financing Documents as the Lenders shall reasonably request (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which counsel has relied). The Administrative Agent shall also have received favourable written opinions (addressed to the Administrative Agent and the other Secured Parties and dated the Effective Date) of such special and local counsel as may be required by the Administrative Agent (together with copies of all factual certificates and legal opinions delivered to such counsel in connection with such opinion upon which such counsel has relied). The legal opinions to be delivered to the Administrative Agent shall include opinions: (i) as to the title of the applicable Credit Parties to all Owned Real Property and as to the priority of the related mortgages (or, in the alternative, the Borrower may deliver to the Administrative Agent a title insurance policy in form and substance satisfactory to the Administrative Agent as to any parcel of Owned Real Property in respect of which a title opinion is not delivered), (ii) as to the title to the Leasehold Interests and that all necessary consents have been obtained and all governmental filings have been made to properly assign to the Administrative Agent the Leasehold Interests and all rights relating thereto, and (iii) as to the validity and perfection of the Liens in the other Collateral. The Borrower hereby requests each such counsel to deliver such opinions and supporting materials.

(c) Corporate Certificates. The Administrative Agent shall have received:

(i)	certified copies of the resolutions of the board of directors of each Credit Party, dated as of the Effective Date, and approving, as appropriate, the Loans, this Agreement and the other Financing Documents, and all other documents, if any, to which such Credit Party is a party and evidencing corporate authorization with respect to such documents; and

(ii)

a certificate of the Secretary or an Assistant Secretary of each Credit Party, dated as of the Effective Date, and certifying (A) the name, title and true signature of each officer of such Person authorized to execute this Agreement and the other Financing Documents to which it is a party, (B) the name, title and true signature of each officer of such Person authorized to provide the certifications required pursuant to this Agreement, including certifications required pursuant to Section 5.1 and Borrowing Requests, and (C) that attached thereto is a true and complete copy of the articles of incorporation and bylaws of such Credit Party, as amended to date, and a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate.

(d) Closing Conditions Certificate. The Administrative Agent shall have received a certificate, dated the Effective Date and signed by a Responsible Officer of the Borrower, confirming compliance with the financial covenants set forth in Section 5.11 (including pro forma compliance with such financial covenants in Section 5.11 and the capital expenditure covenant in Section 6.11 for the Rolling Periods ending on September 30, 2008, December 31, 2008, and March 31, 2009 prepared as if the Fording Acquisition had occurred on the first day of each such Rolling Period).

(e) Fees. All fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced, reimbursement or payment of all legal fees and other out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder or under any other Financing Document (including the Fee Letter), shall have been paid.

(f) Insurance. The Administrative Agent shall have received a certificate of insurance coverage, dated not more than 30 days prior to the Effective Date, evidencing that the Borrower and its Subsidiaries are carrying insurance in accordance with Section 5.8 hereof.

(g) Environmental Report. The Administrative Agent shall have received a certificate of the Borrower, dated as of the Effective Date, to the effect that to the Borrower’s knowledge, no relevant facts, conditions or circumstances pertaining to environmental claims or liabilities shall have arisen, except to the extent that any such fact, condition, or circumstance could not reasonably be expected to have a Material Adverse Effect.

(h) Execution and Delivery of Documentation. Each Credit Party shall have duly authorized, executed and delivered all Financing Documents and all other documents required hereunder, all in form and substance satisfactory to the Administrative Agent, acting reasonably. The Security Documents shall constitute first-priority Liens on all property from time to time of each Credit Party, in accordance with the Security Principles and subject only to Permitted Liens, and all of the Security Documents shall have been registered in all offices in which, in the opinion of the Administrative Agent or its counsel, registration is necessary to establish and preserve the priority of the Liens intended to be created thereby, and duplicate copies of such Security Documents bearing or accompanied by appropriate endorsements or certificates of registration shall have been delivered to the Administrative Agent. The Administrative Agent shall have received and be satisfied with the results of all personal property, bankruptcy and other searches conducted by the Administrative Agent and its counsel with respect to the Credit Parties in all jurisdictions selected by the Administrative Agent and its counsel.

(i) Certificate as to Jurisdictions. The Administrative Agent shall have received a certificate from a Responsible Officer of the Borrower dated the Effective Date setting out the various jurisdictions in which each Credit Party carries on business or has assets (including accounts receivable) having an aggregate value in excess of $10,000,000.

(j) Regulatory Approval; Consents; Waivers. All government and third party approvals necessary in connection with the execution, delivery and performance of this

Agreement and the other Financing Documents and the continuing operations of the Borrower and its Subsidiaries have been obtained on terms satisfactory to the Lenders, acting reasonably, and shall be in full force and effect. There shall not exist any action, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or Governmental Authority that could reasonably be expected to have a Material Adverse Effect.

(k) Delivery of Financial Statements. The Administrative Agent and the Lenders shall have received (i) the audited consolidated financial statements of the Borrower for the Fiscal Year ended December 31, 2008, (ii) the unaudited consolidated financial statements of the Borrower for the three-month period ended March 31, 2009, and (iii) a pro forma calculation of the financial covenants contained herein, and pro forma unaudited consolidated and consolidating balance sheets of the Borrower for the twelve month period ended on March 31, 2009, prepared on the assumption that the Fording Acquisition closed on April 1, 2008.

(l) No Material Adverse Change. The Administrative Agent and the Lenders shall be satisfied, acting reasonably, that since April 21, 2009, there has not been an event or circumstance which could reasonably be expected to result in a Material Adverse Effect.

(m) Indebtedness. The execution, delivery and performance of this Agreement and the other Financing Documents shall not have caused and will not cause any event or condition to occur which has resulted, or which will result, in any Material Indebtedness becoming due prior to its scheduled maturity or that permits (with or without the giving of notice, the lapse of time, or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or which will result in the creation of any Liens under any Material Indebtedness.

(n) KYC Documentation. Each Credit Party shall have provided the documentation and other information to the Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the U.S. Patriot Act.

(o) Accuracy of Representations. The accuracy of all representations and warranties in this Agreement (including the material adverse change and litigation representations), and there being no default or event of default in existence at the time of, or after giving effect to the execution, delivery and performance of this Agreement and the other Financing Documents.

(p) No Default. No Default shall have occurred and be continuing either at the time of, or immediately after giving effect to, the execution, delivery and performance of this Agreement and the other Financing Documents.

(q) Amendments to Debt Documents. The Borrower and the applicable lenders thereunder shall have amended the Term Credit Agreement, the Revolving Credit Agreement and the Bilateral Credit Agreements, in each case, in form and substance satisfactory to the Lenders.

(r) Tax Receipts. The Borrower shall have paid to the Administrative Agent (for the account of the Lenders), an amount equal to 100% of all Tax Receipts relating to the Fording Acquisition (net of any reasonable expenses incurred in collecting such Tax Receipt) received by the Borrower or any of its Subsidiaries between September 30, 2008 and the Effective Date, as a prepayment of the principal amount of the loans under the Original Credit Agreement.

(s) Other Documentation. The Administrative Agent and the Lenders shall have received such other documents and instruments as are customary for transactions of this type or as they may reasonably request.

This Agreement shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 9.2) at or prior to the earlier of 5:00 p.m., Toronto time, on April 30, 2009.

ARTICLE 5

AFFIRMATIVE COVENANTS

From (and including) the Effective Date until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full, the Borrower covenants and agrees with the Lenders that:

5.1 Financial Statements and Other Information. The Borrower will furnish to the Administrative Agent and each Lender:

(a) as soon as available and in any event within 120 days after the end of each Fiscal Year of the Borrower, its audited consolidated balance sheet and related consolidated statements of earnings, comprehensive income, retained earnings and cash flows as of the end of and for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by independent auditors of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(b) as soon as available and in any event within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, its unaudited consolidated balance sheet and related consolidated statements of earnings, comprehensive income, retained earnings and cash flows as of the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year which includes such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Responsible Officer as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments;

(c) concurrently with the financial statements required pursuant to Sections 5.1(a) and (b) above, a certificate of the Borrower, substantially in the form of Exhibit C, signed by a Responsible Officer (i) stating that no Default or Event of Default has occurred and is continuing or, if there shall be a Default or Event of Default which has occurred and is continuing, specifying the nature and status thereof and the Borrower’s proposed response thereto, (ii) demonstrating in reasonable detail compliance (including showing all material calculations) as at the end of the most recently completed Fiscal Year or the most recently completed Fiscal Quarter, with the financial covenants in Article 5 (including any financial covenants deemed by Section 5.13 to be included in this Agreement), and (iii) containing or accompanied by such financial or other details, information and material as the Administrative Agent may reasonably request to evidence such compliance;

(d) concurrently with the financial statements required pursuant to Section 5.1(a) and (b), a certificate of the Borrower, signed by a Responsible Officer of the Borrower, (A) demonstrating in reasonable detail compliance (including showing all material calculations) as at the end of the Fiscal Year with the Asset Disposition covenant in Section 6.3(c) and the Capital Expenditures covenant in Section 6.11, and (B) providing details regarding the reclamation and environmental obligations of the Borrower and its Subsidiaries, including a breakdown, on a beneficiary by beneficiary basis, of all amounts posted by the Borrower or any of its Subsidiaries as collateral for such obligations;

(e) promptly after the same become publicly available, copies of the Annual Information Form and any other written materials sent to the shareholders of the Borrower, and copies of all press releases and material change reports filed by the Borrower or any Subsidiary with any securities commission, stock exchange or similar entity;

(f) within a reasonable time after a request by the Administrative Agent, additional title information in form and substance acceptable to the Administrative Agent as is reasonably necessary covering the Collateral so that the Lenders shall have received, together with the title information previously received by the Lenders, satisfactory title information covering all of the Collateral;

(g) promptly after the Borrower learns of the receipt or occurrence of any of the following, a certificate of the Borrower, signed by a Responsible Officer, specifying (i) any official notice of any violation, possible violation, non-compliance or possible non-compliance, or claim made by any Governmental Authority pertaining to all or any part of the properties of the Borrower or any of the Subsidiaries which could reasonably be expected to have a Material Adverse Effect, (ii) any event which constitutes a Default or Event of Default, together with a detailed statement specifying the nature thereof and the steps being taken to cure such Default or Event of Default, (iii) the receipt of any notice from, or the taking of any other action by, the holder of any promissory note, debenture or other evidence of Material Indebtedness of the Borrower or any of the Subsidiaries with respect to an actual or alleged default, together with a detailed statement specifying the notice given or other action taken by such holder and the nature of the claimed default and what action the Borrower or the relevant Subsidiary is taking or proposes to take with respect thereto, (iv) any default or non-compliance of any party to any of the Financing Documents with any of the terms and conditions thereof or any notice of termination or other proceedings or actions which could reasonably be expected to result in a

Material Adverse Effect, (v) the creation, dissolution, merger, amalgamation or acquisition of any Subsidiary, (vi) any event or condition not previously disclosed to the Administrative Agent, which violates any Environmental Law and which could potentially, in the Borrower’s reasonable judgment, have a Material Adverse Effect, (vii) any change to any of the ratings assigned by either of Moody’s or S&P to the Rated Debt, or the corporate credit rating of the Borrower or any Subsidiary, and (viii) any other event, development or condition which may reasonably be expected to have a Material Adverse Effect;

(h) promptly after the occurrence thereof, notice of the institution of or any material adverse development in any action, suit or proceeding or any governmental investigation or any arbitration before any court or arbitrator or any Governmental Authority or official against the Borrower or any Subsidiary or any material property of any thereof which could reasonably be expected to have a Material Adverse Effect;

(i) upon request by the Administrative Agent, a summary in form and substance reasonably satisfactory to the Administrative Agent, of the insurance coverages of the Borrower and the Subsidiaries;

(j) on or before the earlier of the 10th day after approval by the Board of Directors of the Borrower and the 60th day after each Fiscal Year end, (i) a consolidated annual budget of the Borrower, reviewed by the Board of Directors of the Borrower, setting forth in reasonable detail the projected revenues and expenses of the Borrower for the Fiscal Year covered by such budget, and (ii) projections prepared by management of the Borrower with respect to the projected consolidated revenues and expenses of the Borrower up to and including the Fiscal Year ending December 31, 2012 (on a quarterly basis for 2009 and 2010 and on an annual basis for 2011 and 2012). The Lenders acknowledge that projections as to future results are not to be viewed as fact and that the actual results for the period or periods covered by such projections may differ from the projected results;

(k) on or before the 45th day after the end of each Fiscal Quarter, the calculation of Excess Cash Flow for the Fiscal Quarter then ended in accordance with Section 2.9(b)(i);

(l) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any Subsidiary, or compliance with the terms of this Agreement or any other Financing Document, as the Administrative Agent may reasonably request;

(m) promptly after the occurrence thereof, notice of any ERISA Event;

(n) if, at any time after the Effective Date, the Borrower enters into a new Hedge Agreement with a Lender (or Lender Affiliate), and if the Borrower has agreed with such Lender (or Lender Affiliate) that the obligations of the Borrower under such new Hedge Agreement are to be secured by the Liens granted under the Security Documents, then the Borrower and such Lender (or Lender Affiliate) shall so notify the Administrative Agent; and

(o) promptly, in reasonable detail, of any change in the location of the jurisdiction of incorporation or amalgamation, chief executive office, or domicile of any Credit Party; any change in the name of any Credit Party; any merger, consolidation or amalgamation of any Credit Party with any other Person; any additional jurisdiction in which any Credit Party carries on business or has assets in excess of $10,000,000; any additional jurisdiction in which material account debtors of any Credit Party are located; any acquisition of any right, title or interest in real property with a value in excess of $10,000,000 by any Credit Party; or any acquisition by any Credit Party of any intellectual property which is the subject of a registration or application with any governmental intellectual property or other governing body or registry, or which are material to any Credit Party’s business, with a value in excess of $10,000,000.

5.2 Existence; Conduct of Business. The Borrower will, and will cause each Subsidiary to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence (subject only to Section 6.4 and except that inactive subsidiaries can be wound up or dissolved), and except to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect, obtain, preserve, renew and keep in full force and effect any and all rights, licenses, permits, privileges and franchises material to the conduct of its business.

5.3 Payment of Obligations. The Borrower will, and will cause each Subsidiary to, pay its obligations, including Tax liabilities, that, if not paid, could result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP, and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

5.4 Maintenance of Properties. The Borrower will, and will cause each Subsidiary to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.5 Books and Records; Inspection Rights. The Borrower will, and will cause each Subsidiary to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower will, and will cause each Subsidiary to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

5.6 Compliance with Laws. The Borrower will, and will cause each Subsidiary to, comply with all Laws and orders of any Governmental Authority applicable to it or its property and with all of its material contractual obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

5.7 Further Assurances.

(a) The Borrower will, and will cause each other Credit Party to, cure promptly any defects in the execution and delivery of the Financing Documents, including this Agreement. Upon request, the Borrower will, at its expense, as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments including, but not limited to, control agreements (and cause each Subsidiary to take such action) in compliance with or performance of the covenants and agreements of the Borrower or any Subsidiary in any of the Financing Documents, including this Agreement, or to further evidence and more fully describe the Collateral or to deliver Collateral which is Investment Property to the Collateral Trustee, or to correct any omissions in any of the Financing Documents, or more fully to state the security obligations set out herein or in any of the Financing Documents, or to perfect, protect or preserve any Liens created pursuant to any of the Financing Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be necessary or appropriate in connection therewith, in the judgment of the Administrative Agent, acting reasonably.

(b) The Borrower will, and will cause each of the other Credit Parties to, perform and satisfy to the satisfaction of the Administrative Agent and its counsel each of the requirements (the “Post-Closing Requirements”) listed in Schedule 5.7 on or before the date by which such Post-Closing Requirement is to be required to be performed pursuant thereto. For greater certainty, the Borrower acknowledges and agrees that the Post-Closing Requirements expressly include the obligation of the Borrower to, and to cause each of the other Credit Parties to, co-operate fully and promptly with the Administrative Agent and its counsel with respect to the completion of each of the Post-Closing Requirements and the provision of all information, documents, matters and things as the Administrative Agent or its counsel, acting reasonably, may deem necessary or advisable (a) to determine what actions must be taken to fulfil each of the Post-Closing Requirements, (b) to complete and fulfil each of the Post-Closing Requirements, and (c) to confirm and assess whether all actions necessary to fulfil each of the Post-Closing Requirements have been taken. The Administrative Agent, by instrument in writing and without any consent from any of the Lenders, may, in its sole and absolute discretion, (a) extend any deadline for completion of a Post-Closing Requirement to a date not later than 120 days after the date hereof if the Administrative Agent, acting in good faith, believes that the extension will enable the Borrower and the Credit Parties to comply with such Post-Closing Requirement and such extension will not have a material adverse effect upon the Lenders, and (b) may release the Borrower and the Credit Parties from any Post-Closing Requirement identified on Schedule 5.7 as a matter which is subject to the proviso that consent is obtained if the Administrative Agent, acting in good faith, believes that the Borrower and the Credit Parties have used reasonable commercial efforts to satisfy such Post-Closing Requirement but are unable to do so as a result of a lack of any such required consent.

5.8 Insurance.

(a) The Borrower will, and will cause each Subsidiary to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance and flood insurance) and amounts as is customary in the case of Persons engaged in the same or similar businesses and similarly situated and in accordance with any requirement of any Governmental Authority.

(b) In the case of any fire, accident or other casualty causing loss or damage to any properties of the Borrower or any Subsidiary used in generating cash flow or required by Applicable Law, all proceeds of such policies shall be used, at the option of the Borrower (i) promptly to repair or replace any such damaged properties or (ii) to prepay the Loans pursuant to Section 2.9(b)(ii).

(c) The Borrower will obtain endorsements to the policies pertaining to all physical properties in which the Collateral Trustee shall have a Lien under the Financing Documents, naming the Collateral Trustee as a loss payee and containing (i) provisions that such policies will not be cancelled without 30 days prior written notice having been given by the insurance company to the Collateral Trustee and the Administrative Agent, and (ii) a standard non-contributory “mortgagee”, “lender” or “secured party” clause, as well as such other provisions as the Administrative Agent or the Collateral Trustee may require to fully protect the Collateral Trustee’s interest in the Collateral and to any payments to be made under such policies. All original policies or true copies thereof are to be delivered to the Collateral Trustee and the Administrative Agent, premium prepaid.

5.9 Operation and Maintenance of Property. The Borrower will, and will cause each Subsidiary to, manage and operate its business or cause its business to be managed and operated (i) in accordance with prudent industry practice in all material respects and in compliance in all material respects with the terms and provisions of all applicable licenses, leases, contracts and agreements, and (ii) in compliance with all applicable laws of the jurisdiction in which such businesses are carried on, and all applicable Laws of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses, except where a failure to so manage and operate would not have a Material Adverse Effect.

5.10 Additional Subsidiaries; Additional Liens; New Credit Parties.

(a) Subject to Section 5.10(c), if, at any time on or after the Effective Date, the Borrower or any Credit Party creates or acquires an additional wholly-owned Subsidiary or in some other fashion becomes the holder of any Equity Securities of a new Subsidiary:

(i)	the Borrower will, and will cause any relevant Subsidiary which is a Credit Party, to immediately execute and deliver to the Collateral Trustee a securities pledge agreement, in form and substance satisfactory to the Administrative Agent, granting a security interest in 100% of the Equity Securities of such new Subsidiary owned by the Borrower or such Subsidiary which is a Credit Party; and

(ii)

to the extent permitted by Law, the Borrower will cause such new Subsidiary to immediately execute and deliver to the Collateral Trustee, (i) a Subsidiary Guarantee, (ii) Security Documents under which it grants to the Collateral Trustee a first-priority Lien over its assets (subject to

Permitted Liens), and (iii) other security-related documents covering such new Subsidiary’s property, all in form and substance satisfactory to the Administrative Agent, acting reasonably;

provided that, the Borrower shall not be required to comply with this Section 5.10(a) with respect to such new Subsidiary if such new Subsidiary does not have, but only for so long as such new Subsidiary does not have, assets of more than $10,000,000. In connection with the execution and delivery of the Subsidiary Guarantee, any Security Documents and any other security-related document pursuant to this Section, the Borrower will, or will cause the relevant other Subsidiary to, deliver to the Administrative Agent such corporate resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Administrative Agent and consistent with the relevant forms and types thereof delivered on the Effective Date or as shall be otherwise reasonably acceptable to the Administrative Agent. Each Subsidiary Guarantee, Security Documents and any other security-related document delivered pursuant to this Section shall be deemed to be a Security Document from and after the date of execution thereof.

(b) A Subsidiary may become a Credit Party hereunder if such Subsidiary executes and delivers to the Collateral Trustee, (i) a Subsidiary Guarantee, (ii) Security Documents under which it grants to the Collateral Trustee a first-priority Lien over its assets (subject to Permitted Liens), (iii) other security-related documents covering such Subsidiary’s property, and (iv) such corporate resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Administrative Agent and consistent with the relevant forms and types thereof delivered on or about the Effective Date or as shall be otherwise reasonably acceptable to the Administrative Agent, all in form and substance satisfactory to the Administrative Agent, acting reasonably.

(c) The Borrower and the other Credit Parties shall not be required to deliver any guarantee or security to the extent that the guarantee or security to be provided by the Borrower or such other Credit Party would violate any material agreement in effect on the date hereof or applicable law in any material respect. In cases where the ability of the Borrower or such other Credit Party to grant a guarantee or security is subject to a consent requirement, the Borrower will use reasonable efforts to obtain such consent but the guarantee or security need not be granted unless such consent is obtained. If the ability to grant a guarantee or security is subject to the Collateral Trustee consenting to be bound by a joint venture, partnership, shareholder or similar grant, such guarantee or security need not be granted unless the Collateral Trustee so agrees. The Borrower confirms that the lists in Schedule D and E have been prepared having regard to the foregoing.

5.11 Financial Covenants. The Borrower will, at all times:

(a) Interest Coverage Ratio. Maintain an Interest Coverage Ratio of not less than the ratio for each Rolling Period indicated below:

Rolling Period	Ratio
June 30, 2009	3.50:1.00

Rolling Period	Ratio
September 30, 2009	2.50:1.00
December 31, 2009	2.00:1.00
March 31, 2010	2.00:1.00
June 30, 2010	2.00:1.00
September 30, 2010	2.00:1.00
December 31, 2010	2.00:1.00
March 31, 2011	2.00:1.00
June 30, 2011	2.00:1.00
September 30, 2011	2.00:1.00

(b) Leverage Ratio. Maintain a Leverage Ratio of not greater than the ratio for each Rolling Period indicated below:

Rolling Period	Ratio
June 30, 2009	4.75:1.00
September 30, 2009	5.25:1.00
December 31, 2009	5.25:1.00
March 31, 2010	5.25:1.00
June 30, 2010	5.25:1.00
September 30, 2010	5.25:1.00
December 31, 2010	5.25:1.00
March 31, 2011	5.25:1.00
June 30, 2011	5.25:1.00
September 30, 2011	5.25:1.00

5.12 Ranking. The Borrower will, at all times, ensure that its payment obligations under this Agreement and each Guarantor’s payment obligations under such Guarantor’s Subsidiary Guarantee, rank at least pari passu in right of payment with all of the other Indebtedness for Borrowed Money of each Credit Party, other than any Indebtedness for Borrowed Money existing on the Effective Date which is secured by a Permitted Lien.

5.13 Most Favoured Nations. The Borrower will ensure that, if any Credit Party provides to any lender as at the Effective Date, or at any time after the date hereof provides to any other lender of Indebtedness (other than Indebtedness referred to in Section 6.1(c)), any positive covenant, negative covenant, financial covenant or event of default which is not specifically included in this Agreement, then this Agreement shall be deemed to have been amended automatically to have the benefit of such other present or future positive covenant, negative covenant, financial covenant or event of default, as the case may be, from such Credit Party; provided that if any such present or future positive covenant, negative covenant, financial covenant or event of default, as the case may be, provided by a Credit Party to another lender and not specifically included in this Agreement is changed or eliminated, the same change or elimination will automatically apply to this Agreement.

5.14 Registrations. The Borrower agrees to record, file or register, at its own expense, applications for registration or financing statements under the PPSA, the UCC or otherwise as applicable (and continuation or financing change statements when applicable), and make any other registrations or filings, including where required, the registration of each of the Security Documents (collectively, “Registrations”) with respect to the Collateral now existing and hereafter created or arising and the creation of Liens therein under and as contemplated by the Security Documents, meeting the requirements of applicable Law, in such manner and in such jurisdictions as are necessary to protect, perfect and maintain the protection and perfection of, such Liens, and to deliver a file stamped copy of each such Registration or other evidence of such Registration to the Administrative Agent and the Collateral Trustee on or prior to the Effective Date. If any Credit Party (i) makes any change in its name, identity or corporate structure, (ii) changes its domicile, chief place of business or chief executive office, or (iii) takes any other action, which in any such case would, under the applicable Law, require the amendment of any Registration recorded, registered or filed in accordance with the provisions hereof, the Borrower shall within 10 days after a change referred to in clause (i) or prior to the taking of any action referred to in clause (ii) or (iii), give the Administrative Agent and the Collateral Trustee notice of any such change or other action and shall promptly file such Registrations as may be necessary or desirable to continue the perfection of the Liens in the Collateral intended under the Security Documents. The Administrative Agent a shall be under no obligation whatsoever to record, file or register any Registration, or to make any other recording, filing or registration in connection herewith.

5.15 Purchased Royalty. The Borrower will ensure that the Purchased Royalty will always be an asset of a Credit Party.

5.16 Security Principles. The Borrower will ensure that all security required to be delivered pursuant to this Agreement will be provided in accordance with the Security Principles set forth in Schedule D. Certain of the Collateral listed under the “Collateral” heading in Schedule D is denoted as requiring certain consents in order to be obtained (such Collateral, collectively, the “Consent Collateral”). The balance of the Collateral listed under the “Collateral” heading in Schedule D is not denoted as requiring consents in order to be obtained (such Collateral, collectively, the “Non-Consent Collateral”). If, at any time, any consent, approval or other authorization is required in order for the Borrower or any other Credit Party to grant specific Liens over any of the Non-Consent Collateral, the Borrower will ensure that the applicable required consent, approval or other authorization is obtained forthwith and the required specific Lien in such Non-Consent Collateral is granted as otherwise required under this Agreement. For greater certainty, this requirement is absolute and unconditional, and is not subject to the “reasonable commercial efforts” standard which applies to the Consent Collateral under Schedule D.

ARTICLE 6

NEGATIVE COVENANTS

From (and including) the Effective Date until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full, the Borrower covenants and agrees with the Lenders that:

6.1 Indebtedness. The Borrower will not, and will not permit any Subsidiary to, create, incur or assume any new Indebtedness after the Effective Date, except:

(a) any Permitted Refinancing Debt;

(b) any refinancing, refunding, renewal or extension of any Indebtedness (other than Indebtedness under this Agreement) existing on the Effective Date (in this Section 6.1(b), the “Refinanced Debt”); provided that (i) no material terms applicable to such Indebtedness (including the covenants, events of default and subordination provisions thereof) are materially less favourable to the Borrower or the Lenders than the terms that are applicable under the Refinanced Debt, (ii) the covenants contained therein are no more restrictive than the covenants contained in the Refinanced Debt, (iii) the timing and amounts of principal amortization payments (including any sinking fund therefor) on such Indebtedness are no sooner and no greater, respectively, than the timing and amounts of principal repayments hereunder, and (v) such Indebtedness is otherwise on terms and conditions satisfactory to the Administrative Agent; provided, however, that the restriction in subparagraph (i) above shall not apply to pricing of such Indebtedness, and this Section 6.1(b) shall not apply to the renewal term of the Revolving Credit Agreement or any Bilateral Credit Agreement;

(c) Capital Lease Obligations and Indebtedness secured by Purchase Money Liens, provided that the aggregate principal amount of Indebtedness permitted by this clause (c) shall not exceed $100,000,000 (or the equivalent thereof in any other currency) at any time;

(d) any Indebtedness incurred under the Revolving Credit Agreement or any of the Bilateral Credit Agreements;

(e) any other unsecured Indebtedness in an aggregate principal amount (for the Borrower and all Subsidiaries) not exceeding $10,000,000 (or the equivalent thereof in any other currency) at any time outstanding; and

(f) any Guarantee by a Subsidiary of any Indebtedness otherwise permitted by this Section 6.1.

6.2 Liens. The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by the Borrower or any Subsidiary, except Permitted Liens.

6.3 Fundamental Changes, Asset Dispositions.

(a) The Borrower will not, and will not permit any Subsidiary to, merge into or amalgamate or consolidate with any other Person, or permit any other Person to merge into or amalgamate or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or any of the Equity Securities of any of the Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing, (i) any wholly-owned Subsidiary may amalgamate with any other wholly-owned Subsidiary and (ii) any Subsidiary may sell, transfer, lease or otherwise dispose of all or substantially all of its assets to any Credit Party; provided that any amalgamation pursuant to Sections 6.3(a)(i) shall not be permitted unless the amalgamated corporation confirms to the Administrative Agent in writing that the amalgamated corporation is liable for the obligations of the amalgamating corporations under the Financing Documents.

(b) The Borrower will not, and will not permit any Subsidiary to, enter into any line of business, either directly or through any Subsidiary, except for the business of extraction and processing of base metals, precious metals, coal and other mining commodities, and business related thereto.

(c) The Borrower will not, and will not permit any Subsidiary to, make any Asset Disposition, except that, so long as no Default or Event of Default is continuing or would result therefrom:

(i)	subject to Section 6.3(d), the Borrower or any Subsidiary may make Asset Dispositions on an arm’s length basis and for fair market value cash consideration payable in full upon the effectiveness of such Asset Disposition (subject to reasonable and customary holdbacks to cover customary indemnification claims); provided that:

(A)	in the case of any Asset Disposition involving assets or Equity Securities having an aggregate fair market value not exceeding $375,000,000, the Asset Disposition shall be approved by senior management of the Borrower and the board of directors of the Borrower; and

(B)	in the case of any Asset Disposition involving assets or Equity Securities having an aggregate fair market value in excess of $375,000,000, the Asset Disposition shall be approved by the senior management of the Borrower and the board of directors of the Borrower, and the Asset Disposition shall be supported by a fairness opinion rendered by an independent expert selected by the Borrower, and acceptable to the Administrative Agent, acting reasonably;

(ii)	the Borrower may make an Asset Disposition of all or part of its ownership interest in [redacted name of specific asset and minimum price];

(iii)	the Borrower or any Subsidiary may make an Asset Disposition of any exploration property on an arm’s length basis and for consideration consisting of cash, shares, any royalty, any back-in right, any work commitment or any combination thereof; provided that:

(A)	in each case, the amount of cash consideration paid to the Borrower or a Subsidiary does not exceed $5 million;

(B)	in each case, the value of any share consideration paid to the Borrower or a Subsidiary does not exceed $5 million; and

(C)	in each case, the transaction is approved by the senior management of the Borrower;

provided that the aggregate value of all cash and share consideration paid to the Borrower or its Subsidiaries (for certainty not including the value of work commitments, retained royalties, property interests and back-in rights) does not exceed $50,000,000 during the term of this Agreement.

(d) Notwithstanding Section 6.3(c)(i), the Borrower will not, and will not permit any Subsidiary to, make an Asset Disposition of any of the assets listed in Schedule 6.3 without the prior written consent of the Lenders.

(e) After the Effective Date, the Borrower will not, and will not permit any Subsidiary to, create or acquire any Subsidiary which is not a wholly-owned Subsidiary, except as a result of the disposition of a portion of the Equity Securities of a Subsidiary to the extent not prohibited by this Agreement.

6.4 Investments; Acquisitions. After the Effective Date, the Borrower will not, and will not permit any Subsidiary to, make an Investment in any other Person, or make an Acquisition, except:

(a) Investments by the Borrower or a Subsidiary in the Equity Securities of any Credit Party;

(b) loans or advances made by the Borrower or a Subsidiary to any Credit Party;

(c) Guarantees constituting Indebtedness permitted by Section 6.1, and Guarantees by the Borrower or a Subsidiary of the obligations of a Credit Party which are otherwise permitted hereunder;

(d) Cash Equivalents;

(e) an Investment made in the ordinary course of business pursuant to a joint venture agreement (or similar agreement) existing on the Effective Date and listed in Schedule 6.4;

(f) Investments in Subsidiaries to fund the ordinary course operations of such Subsidiaries and not otherwise permitted under any of Sections 6.4(a), (b), (c), (d) or (e), up to an aggregate maximum of $20,000,000 in any Fiscal Year; and

(g) Investments in the captive insurance Subsidiary of the Borrower which are necessary to comply with applicable capital adequacy requirements, up to an aggregate maximum amount of $10,000,000 during the term of this Agreement.

6.5 Hedge Agreements. The Borrower will not, and will not permit any Subsidiary to, enter into any Hedge Agreement, except (a) Hedge Agreements entered into to hedge or mitigate risks to which the Borrower or any Subsidiary has actual exposure and (b) Hedge Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Subsidiary.

6.6 Restricted Payments.

(a) The Borrower will not, and will not permit any Subsidiary to, declare, pay or make, or agree to pay or make, directly or indirectly, any Restricted Payment described in clauses (i) or (ii) of the definition of Restricted Payments, except (A) the Borrower may declare and pay dividends with respect to its Equity Securities payable solely in additional Equity Securities, (B) any Subsidiary may make any Restricted Payment to a wholly-owned Subsidiary, (C) any Subsidiary may declare and pay dividends to any Credit Party and any wholly-owned Credit Party may redeem or repurchase its own Equity Securities, and (D) any Credit Party may make Restricted Payments pursuant to and in accordance with stock option plans, profit sharing plans and/or other benefit plans under which payments thereunder are determined by reference to the Equity Securities of the Borrower, provided that the aggregate amount of cash payments made by the Credit Parties in any Fiscal Year pursuant to all such stock option plans, profit sharing plans and other benefit plans shall not exceed $10,000,000.

(b) The Borrower will not, and will not permit any Subsidiary to, declare, pay or make, or agree to pay or make, directly or indirectly, any Restricted Payment described in clause (iii) of the definition of Restricted Payments if an Event of Default has occurred and is continuing.

(c) No Credit Party shall, directly or indirectly, voluntarily purchase, redeem, defease or prepay any principal of, premium, if any, interest or other amount payable in respect of any Indebtedness under the Term Credit Agreement, the Note Indenture, or any Permitted Refinancing Debt; provided that this Section 6.6(c) shall not prohibit the Borrower from depositing into an escrow account with the administrative agent under the Term Credit Agreement, an amount equal to the amortization payments and interest payments required to be made by the Borrower under the Term Credit Agreement during the next two Fiscal Quarters, in accordance with the terms of the Term Credit Agreement.

6.7 Transactions with Affiliates. The Borrower will not, and will not permit any other Subsidiary to, enter into any transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate (other than the Borrower or any other Credit Party) unless such transaction is (a) otherwise not restricted under this Agreement, (b) in the ordinary course of business of the Borrower or the relevant Subsidiary, and (c) upon fair and reasonable terms no less favorable to the Borrower or the relevant Subsidiary than it would obtain in a comparable arm’s length transaction with a Person that is not an Affiliate.

6.8 Restrictive Agreements. The Borrower will not, and will not permit any Subsidiary to, enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of such Subsidiary of the Borrower to (a) make Restricted Payments in respect of any Equity Securities of such Subsidiary held by, or pay any Indebtedness owed to, the Borrower or any other Subsidiary of the Borrower, (b) make loans or advances to, or other Investments in, the Borrower or any other Subsidiary of the Borrower, or (c) transfer any of its assets to the Borrower or any other Subsidiary of the Borrower, except for such encumbrances or restrictions existing under or by reason of (i) any restrictions existing under the Financing Documents and (ii) any restrictions with respect to a Subsidiary imposed pursuant to an agreement that has been entered into in connection with an disposition of all or substantially all of the Equity Securities or assets of such Subsidiary; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by Law or by this Agreement; and (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule 6.8, or any extension or renewal of any such restriction or condition, or any restriction and condition on substantially the same terms created at any time after the date hereof.

6.9 Sales and Leasebacks. The Borrower will not enter into, or permit any Subsidiary to, enter into any arrangement with any Person providing for the leasing by the Borrower or any Subsidiary of real or personal property that has been or is to be sold or transferred by the Borrower or such Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of the Borrower or such Subsidiary.

6.10 Pension Plan Compliance. The Borrower will not (a) terminate, or permit any Subsidiary to terminate, any Pension Plan in a manner, or take any other action with respect to any Pension Plan, which could reasonably be expected to result in a Material Adverse Effect, (b) fail to make, or permit any Subsidiary to fail to make, full payment when due of all amounts which, under the provisions of any Pension Plan, agreement relating thereto or applicable Law, the Borrower or any Subsidiary is required to pay as contributions thereto, except where the failure to make such payments could not reasonably be expected to have a Material Adverse Effect, or (c) permit to exist, or allow any Subsidiary to permit to exist, any accumulated funding deficiency, whether or not waived, with respect to any Pension Plan in an amount which could reasonably be expected to cause a Material Adverse Effect.

6.11 Capital Expenditures. After the Effective Date, the Borrower will not make, or permit any Subsidiary to make, any Capital Expenditure, except Capital Expenditures of the Borrower and its Subsidiaries in the ordinary course of business not exceeding the amounts set forth below for each Fiscal Year:

Fiscal Year	Amount
2009	$1,000,000,000

2010	$600,000,000

2011	$600,000,000

Notwithstanding the foregoing, (a) the amounts referred to in the table above shall not include unscheduled Capital Expenditures in an aggregate amount up to $100,000,000 during any Fiscal Year, provided that such unscheduled Capital Expenditures are made to (i) preserve life or protect health, safety or the environment, (ii) ensure compliance with applicable Laws, or (iii) replace or repair damaged or non-functioning plant or equipment necessary to maintain production or costs consistent with prior periods, (b) up to 50% of any such amount referred to in the table above, if not so expended in the Fiscal Year for which it is permitted, may be carried over for Capital Expenditure in the next succeeding Fiscal Year, and (c) Capital Expenditures made pursuant to this Section 6.11 during any Fiscal Year shall be deemed made, first, in respect of amounts permitted for such Fiscal Year as provided above and, second, in respect of amounts carried over from the prior Fiscal Year pursuant to clause (b) above.

6.12 Changes to Debt Documents. After the Effective Date, the Borrower will not, and will not permit any Subsidiary, to amend, supplement, restate, replace or otherwise modify the terms of the Term Credit Agreement, the Revolving Credit Agreement, the Note Indenture or any of the Bilateral Credit Agreements after the Effective Date, if such amendment, supplement, restatement, replacement or other modification would materially increase the obligations thereunder of the Borrower or any Subsidiary or confer additional material rights on the applicable lender thereunder in a manner adverse to the Borrower, the Administrative Agent or Lenders; provided that, this Section 6.12 shall not apply to (a) the renewal term of the Revolving Credit Agreement or any Bilateral Credit Agreement, (b) any amendment, supplement, restatement, replacement or other modification of the terms of the Term Credit Agreement, the Revolving Credit Agreement or any of the Bilateral Credit Agreements made after the Effective Date solely to be consistent with any amendment, supplement, restatement, replacement or other modification of the terms of this Agreement, or (c) any amendment, or amendment and restatement, of the terms of the Revolving Credit Agreement or any of the Bilateral Credit Agreements to implement the terms of the Amendment Undertakings.

6.13 Fiscal Periods. The Borrower will not permit the Fiscal Year of the Borrower to end on a date other than December 31 or change the Borrower’s method of determining Fiscal Quarters.

6.14 Revolving Credit Agreement and Bilateral Credit Agreements - Use of Proceeds. The Borrower will not use the proceeds of any loan under the Revolving Credit Agreement or any of the Bilateral Credit Agreements for any purpose other than making interest and scheduled principal payments on Indebtedness not prohibited hereunder, for working capital purposes of the Borrower and its Subsidiaries, and for reclamation or environmental purposes of the Borrower and its Subsidiaries.

6.15 Security Matters.

(a) The Borrower will not, and will not permit any Credit Party, to effect or permit any of the changes referred to in Section 5.1(o) unless all filings have been made and all other actions taken that are required in order for the Collateral Trustee to continue at all times following such change to have valid and perfected first-priority Liens on all property from time to time of each Credit Party, in accordance with the Security Principles, and subject only to Permitted Liens.

(b) The Borrower will not, and will not permit any Credit Party, to request or obtain from the Collateral Trustee a release or discharge of any Subsidiary Guarantee, guarantee or any Security Document except where entitled under the terms of this Agreement.

ARTICLE 7

EVENTS OF DEFAULT

7.1 Events of Default. If any of the following events (“Events of Default”) shall occur:

(a) the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) above) payable under this Agreement, when and as the same shall become due and payable and such failure shall continue unremedied for a period of three (3) Business Days after written notice from the Administrative Agent with respect to such failure;

(c) any representation or warranty made or deemed made by or on behalf of the Borrower or any Subsidiary in or in connection with any Financing Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Financing Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect when made;

(d) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.1(g)(ii) or (viii), 5.2 (with respect to the Borrower’s existence), 5.11, 5.15 or in Article 6;

(e) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clauses (a), (b) or (d) above) or any other Financing Document, and such failure shall continue unremedied for a period of 30 days after notice thereof from the Administrative Agent to the Borrower (which notice will be given at the request of any Lender);

(f) the Borrower or any Subsidiary shall fail to make any payment, whether of principal or interest, and regardless of amount, in respect of any Material Indebtedness (other than Material Indebtedness consisting of intercompany loans and advances made by the Borrower to any Subsidiary or by any Subsidiary to the Borrower or another Subsidiary), when and as the same shall become due and payable (provided that if the agreement with respect to such Material Indebtedness provides for notice and/or a cure period, such failure shall not constitute an Event of Default hereunder until such notice shall have been given and/or such cure period shall have expired);

(g) any event or condition occurs that results in any Material Indebtedness of the Borrower or any Subsidiary being declared (or being capable of being declared) by the creditor thereunder (or any agent or trustee on behalf of any creditor thereunder) to be due prior to its scheduled maturity; provided that this Section 7.1(g) shall not apply to secured Material Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Material Indebtedness so long as the proceeds of such sale or transfer are sufficient to, and are applied to, reduce such secured Material Indebtedness to nil;

(h) the Borrower or any Material Subsidiary:

(i)	becomes insolvent, or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors;

(ii)	commits an act of bankruptcy under the BIA, or makes an assignment of its property for the general benefit of its creditors under such Act, or makes a proposal (or files a notice of its intention to do so) under such Act;

(iii)	institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Companies’ Creditors Arrangement Act (Canada) and any applicable corporations legislation) or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

(iv)	applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

(v)	threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 7.1(h) or in Section 7.1(i), or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof,

(i) any petition is filed, application made or other proceeding instituted against or in respect of the Borrower or any Material Subsidiary:

(i)	seeking to adjudicate it an insolvent;

(ii)	seeking a receiving order against it under the BIA;

(iii)	seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the BIA, the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy Code of the United States and any applicable corporations legislation) or at common law or in equity; or

(iv)	seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property;

and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 45 days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against the Borrower or any Material Subsidiary thereunder in the interim, such grace period will cease to apply, and provided further that if the Borrower or any Material Subsidiary files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period will cease to apply;

(j) any other event occurs which, under the Laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either of Sections 7.1(h) or (i);

(k) one or more judgments for the payment of money in a cumulative amount in excess of $50,000,000 (or its then equivalent in any other currency) in the aggregate is rendered against the Borrower, any Subsidiary or any combination thereof and the Borrower or Subsidiary has not (i) provided for its discharge in accordance with its terms within 45 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 45 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(l) one or more final judgments, not involving the payment of money and not otherwise specified in this Section 7.1, has been rendered against the Borrower or any Subsidiary, the result of which could reasonably be expected to result in a Material Adverse Effect, so long as the Borrower or Subsidiary has not (i) provided for its discharge in accordance with its terms within 45 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 45 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(m) this Agreement, any other Financing Document or any material obligation or other provision hereof or thereof at any time for any reason terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of any Credit Party, is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by any Credit Party, or any Credit Party denies that it has any or any further liability or obligation hereunder or thereunder or any action or proceeding is commenced by the Borrower or any Subsidiary to enjoin or restrain the performance or observance by the Borrower or any Subsidiary of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof, or at any time it is unlawful or impossible for the Borrower or any Subsidiary to perform any of its material obligations hereunder or thereunder;

(n) any Lien purported to be created by any Security Document shall be asserted by any Credit Party not to be a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Security Document) Lien; or

(o) an ERISA Event with respect to Teck Cominco Alaska Incorporated or any other Subsidiary which is organized under the laws of the United States of America shall occur, and such ERISA Event results in a Material Adverse Effect;

then, and in every such event (other than an event with respect to the Borrower described in clause (h), (i) or (j) above), and at any time thereafter during the continuance of such event or any other such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, (ii) declare the Loans then outstanding and all other amounts outstanding hereunder to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind except as set forth earlier in this paragraph, all of which are hereby waived by the Borrower; and in the case of any event with respect to the Borrower described in clause (h), (i) or (j) above, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower, and (iii) instruct the Collateral Trustee to take such legal action or proceedings as it deems expedient to protect and enforce their rights under the Security Indenture, including the commencement of enforcement proceedings as provided therein.

ARTICLE 8

THE ADMINISTRATIVE AGENT

8.1 Appointment of Agents. Each Lender hereby designates JPMorgan Chase Bank, N.A. as Administrative Agent to act as herein specified and as specified in the other Financing Documents. Each Lender hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of the Financing Documents, including the giving of the confirmation in writing contemplated by Section 4.2, and to exercise such powers and to perform such duties thereunder as are specifically delegated to or required of the Administrative Agent and the Co-Syndication Agents by the terms thereof and such other powers as are reasonably incidental thereto. The Administrative Agent may perform any of its duties hereunder by or through its agents or employees. Without limiting the foregoing, the parties acknowledge that certain duties and functions of the Administrative Agent with respect to the Tranche B Commitments will be performed by JPMorgan Chase Bank, N.A., Toronto Branch (which is a Canadian branch of the Administrative Agent), and in that capacity, JPMorgan Chase Bank, N.A., Toronto Branch will have the benefit of, and be subject to, the provisions of this Agreement, including this Article 8.

8.2 Secured Liabilities. All decisions regarding the administration and enforcement of the Security Documents shall be made by the Administrative Agent and the Lenders under this Agreement, and any Lender or Lender Affiliate which is a Secured Hedging Counterparty shall have no voting rights under this Agreement and no other right whatsoever to participate in the administration or enforcement of the Security Documents by virtue of its position as a Secured Hedge Counterparty.

8.3 Limitation of Duties of Agents. The Administrative Agent shall have no duties or responsibilities except those expressly set forth with respect to the Administrative Agent in this Agreement and as specified in the other Financing Documents. Neither the Administrative Agent nor any of its Related Parties shall be liable for any action taken or omitted by it as such hereunder or in connection herewith, unless caused by its or their gross negligence or wilful misconduct. The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have, by reason of this Agreement or the other Financing Documents, a fiduciary relationship in respect of any Lender. Nothing in this Agreement or the other Financing Documents, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement except as expressly set forth herein. The Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to this Agreement or the other Financing Documents unless it is requested in writing to do so by the Required Lenders.

8.4 Lack of Reliance on the Agents.

(a) Independent Investigation. Independently, and without reliance upon the Administrative Agent, each Lender, to the extent it deems appropriate, has made and shall continue to make (i) its own independent investigation of the financial condition and affairs of the Borrower and its Subsidiaries in connection with the taking or not taking of any action in connection herewith, and (ii) its own appraisal of the creditworthiness of the Borrower and its Subsidiaries, and, except as expressly provided in this Agreement and the other Financing Documents, the Administrative Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the consummation of the Transactions or at any time or times thereafter.

(b) Administrative Agent Not Responsible. The Administrative Agent shall not be responsible to any Lender for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectibility, priority or sufficiency of this Agreement or the other Financing Documents or the financial condition of the Borrower and its Subsidiaries or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or the other Financing Documents, or the financial condition of the Borrower and its Subsidiaries, or the existence or possible existence of any Default or Event of Default.

8.5 Certain Rights of the Administrative Agent. If the Administrative Agent shall request instructions from the Lenders or the Required Lenders (as the case may be) with respect to any act or action (including the failure to act) in connection with this Agreement or the other Financing Documents, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received written instructions from the Lenders or the Required Lenders, as applicable, and the Administrative Agent shall not incur liability to any Person by reason of so refraining. Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under this Agreement and the other Financing Documents in accordance with the instructions of the Required Lenders, or, to the extent required by Section 9.2, all of the Lenders.

8.6 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, electronic mail, cablegram, radiogram, order or other documentary teletransmission or telephone message believed by it to be genuine and correct and to have been signed, sent or made by the proper Person. The Administrative Agent may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

8.7 Indemnification of Agents. To the extent the Administrative Agent is not reimbursed and indemnified by the Borrower, each Lender will reimburse and indemnify the Administrative Agent, in proportion to its aggregate Applicable Percentage, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in performing its duties hereunder, in any way relating to or arising out of this Agreement or any other Financing Document; provided that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct.

8.8 The Agents in their Individual Capacities. With respect to its obligations under this Agreement and the Loans made by it, JPMorgan Chase Bank, N.A., in its capacity as Lender hereunder, shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not performing the duties, if any, specified herein; and the terms “Lenders”, “Required Lenders” and any similar terms shall, unless the context clearly otherwise indicates, include JPMorgan Chase Bank, N.A. in its capacity as Lender hereunder. The Administrative Agent may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with the Borrower or any affiliate of the Borrower as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from the Borrower for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

8.9 May Treat Lender as Owner. The Borrower and the Administrative Agent may deem and treat each Lender as the owner of the Loans recorded on the Register maintained pursuant to Section 9.4(c) for all purposes hereof until a written notice of the assignment or transfer thereof shall have been filed with the Administrative Agent. Any request, authority or consent of any Person who at the time of making such request or giving such authority or consent is the owner of a Loan shall be conclusive and binding on any subsequent owner, transferee or assignee of such Loan.

8.10 Successor Administrative Agent.

(a) Administrative Agent Resignation. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right, upon five Business Days’ notice to the Borrower, to appoint a successor Administrative Agent, subject to the approval of the Borrower, such approval not to be unreasonably withheld. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation or the Required Lenders’ removal of the retiring Administrative Agent, then, upon five Business Days’ notice to the Borrower, the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent (subject to approval of the Borrower, such approval not to be unreasonably withheld), which shall be a financial institution organized under the laws of

Canada having a combined capital and surplus of at least $100,000,000 or having a parent company with combined capital and surplus of at least $100,000,000.

Rights, Powers, etc. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent’s resignation or removal hereunder as Administrative Agent, the provisions of this Article 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

8.11 Other Titles. The Co-Syndication Agents, the Co-Lead Arrangers and Joint Bookrunners are designated as such on the cover page of this Agreement but are not parties to this Agreement in such capacities and have no duties, liabilities or obligations in such capacities hereunder.

8.12 Quebec Security. It is acknowledged and agreed by the parties to this Agreement that for the purposes of the grant of security by a Credit Party in the Province of Québec, the Collateral Trustee (“Attorney”) has been designated to act as the holder of a power of attorney (fondé de pouvoir) of the Secured Parties for all purposes of Article 2692 of the Civil Code of Québec. Any Person who becomes a Lender under this Agreement will be deemed to have consented to and affirmed the Attorney as fondé de pouvoir and to have ratified as of the date it becomes a Lender all such actions taken by the fondé de pouvoir.

ARTICLE 9

MISCELLANEOUS

9.1 Notices. Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile in each case to the addressee, as follows:

(a) if to the Borrower:

Teck Resources Limited

550 Burrard Street

Suite 3300

Vancouver, BC V6C 0B3

Attention:	Chief Financial Officer
Facsimile:	604-699-4750

(b) if to the Administrative Agent:

JPMorgan Chase Bank, N.A.

1111 Fannin Street, Floor 10

Houston, TX 77002

Attention:	Leslie Opeyemi
Facsimile:	713-427-6307

with a copy to:

JPMorgan Chase Bank, N.A., Toronto Branch

200 Bay Street, Suite 1800

Royal Bank Plaza, South Tower

Toronto, ON M5J 2J2

Attention:	Amanda Vidulich, Account Manager
Facsimile:	(416) 981-9128

(c) if to any Lender, to it at its address (or facsimile number) set forth opposite its name in the execution page(s) of this Agreement.

Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

9.2 Waivers; Amendments.

(a) No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 9.2(b) or 9.2(c) (as applicable), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

(b) Subject to Section 9.2(c), neither this Agreement nor any other Financing Document (or any provision hereof or thereof) may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders; provided that no such agreement shall (i) increase the amount or extend the expiry date of any Commitment of any Lender without the prior written consent of each Lender directly affected thereby, (ii) reduce the principal amount of any Loan or reduce the rate of interest or any fee applicable to any Loan without the prior written consent of each Lender directly affected thereby, (iii) postpone the date of payment of the principal amount of any Loan, or any interest thereon, or any fees payable in respect thereof, or reduce the amount of, waive or excuse any such payment, without the prior written consent of each Lender directly affected thereby, (iv) change Section 2.16(b) or (c) in a manner that would alter the pro rata sharing of payments required thereby, without the prior written consent of each Lender directly affected thereby, or (v) change any of the provisions of this Section 9.2 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the prior written consent of each Lender; and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder without the prior written consent of the Administrative Agent.

(c) Notwithstanding Section 9.2(b), any waiver, amendment or modification of Section 5.16 which relates to the requirement to obtain any consent, approval or other authorization in order to grant a specific Lien or Liens in respect of any one or more properties which are Non-Consent Collateral (as defined in Section 5.16) having an aggregate book value (for all such properties) in excess of $1,000,000,000 shall require the consent of Lenders having Exposures representing more than 75% of the sum of the aggregate Exposures at such time.

9.3 Expenses; Indemnity; Damage Waiver.

(a) The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent, the Co-Lead Arrangers and Joint Bookrunners and their respective Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and all applicable Taxes, in connection with the syndication of the Credit Facility and the preparation and administration of this Agreement and the other Financing Documents, (ii) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and applicable Taxes, in connection with any amendments, modifications or waivers of the provisions hereof or of any of the other Financing Documents, (whether or not the transactions contemplated hereby or thereby shall be consummated), and (iii) all out-of-pocket expenses incurred by the Administrative Agent or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent or any Lender and all applicable Taxes, in connection with the enforcement or protection of their rights in connection with this Agreement, including its rights under this Section, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b) The Borrower shall indemnify the Administrative Agent and each Lender, as well as each Related Party and each assignee of any of the foregoing Persons (each such Person and each such assignee being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind and all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses and reasonable fees, charges and, disbursements of counsel) and all applicable Taxes to which any Indemnitee may become subject arising out of or in connection with (i) the execution or delivery of the Financing Documents or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder, and the consummation of the Transactions or any other transactions thereunder, (ii) any Loan or any actual or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, (v) any other aspect of this Agreement and the other Financing Documents, or (vi) the enforcement of any Indemnitee’s rights hereunder and any related investigation, defence, preparation of defence, litigation and enquiries, in each case regardless of whether or not the Acquisition is consummated; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct of or material breach of this Agreement by such Indemnitee.

(c) To the extent that the Borrower fails to pay any amount required to be paid under Sections 9.3 (a) or (b), each Lender severally agrees to pay to the Administrative Agent, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, in its capacity as such.

(d) The Borrower shall not assert, and hereby waives (to the fullest extent permitted by applicable Law), any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, any Financing Document, or any agreement or instrument contemplated thereby, any Loan or the use of the proceeds thereof.

(e) Any inspection of any property of the Borrower or any of its Subsidiaries made by or through the Administrative Agent or any Lender is for purposes of administration of the Commitments only, and neither the Borrower nor any of its Subsidiaries is entitled to rely upon the same (whether or not such inspections are at the expense of the Borrower).

(f) By accepting or approving anything required to be observed, performed, fulfilled or given to the Administrative Agent or the Lenders pursuant to the Financing Documents, neither the Administrative Agent nor the Lenders shall be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by the Administrative Agent or the Lenders.

(g) The relationship between the Borrower and the Administrative Agent and the Lenders is, and shall at all times remain, solely that of borrowers and lenders. Neither the Administrative Agent nor the Lenders shall under any circumstance be construed to be partners or joint venturers of the Borrower or its Affiliates. Neither the Administrative Agent nor the Lenders shall under any circumstance be deemed to be in a relationship of confidence or trust or a fiduciary relationship with the Borrower or its Affiliates, or to owe any fiduciary duty to the Borrower or its Affiliates. Neither the Administrative Agent nor the Lenders undertake or assume any responsibility or duty to the Borrower or its Affiliates to select, review, inspect, supervise, pass judgment upon or inform the Borrower or its Affiliates of any matter in connection with their property or the operations of the Borrower or its Affiliates. The Borrower and its Affiliates shall rely entirely upon their own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by the Administrative Agent or the Lenders in connection with such matters is solely for the protection of the Administrative Agent and the Lenders, and neither the Borrower nor any other Person is entitled to rely thereon.

(h) This Agreement is made for the purpose of defining and setting forth certain obligations, rights and duties of the Borrower, the Administrative Agent and the Lenders in connection with the Loans, and is made for the sole benefit of the Borrower, the Administrative Agent and the Lenders, and the Administrative Agent’s and each Lender’s successors and assigns. Except as provided in Sections 9.3(b) and 9.4, no other Person shall have any rights of any nature hereunder or by reason hereof.

(i) All amounts due under this Section 9.3 shall be payable not later than three Business Days after written demand therefor.

9.4 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement and the other Financing Documents (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (i) except in the case of an assignment to a Lender or a Lender Affiliate or an Approved Fund of any Lender, the Borrower and the Administrative Agent must give their prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed), provided further that the Borrower’s consent shall not be required with respect to any assignment made at any time after the occurrence and during the continuance of an Event of Default, (ii) except in the case of an assignment to a Lender or a Lender Affiliate or an Approved Fund of any Lender or an assignment of the entire remaining amount of the assigning Lender’s Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date on which the Assignment and Acceptance relating to such assignment is delivered to the

Administrative Agent) shall not be less than U.S.$5,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing, (iii) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of U.S.$3,500, payable by the assigning Lender, and (iv) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire. The Administrative Agent shall provide the Borrower and each Lender with written notice of any change in (or new) address of a Lender disclosed in an Administrative Questionnaire. Subject to acceptance and recording thereof pursuant to Section 9.4(d), from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, shall have all of the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.13, 2.14, and 2.15 and 9.3). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.4(e).

(c) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in New York, New York a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender at any reasonable time and from time to time upon reasonable prior notice.

(d) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 9.4(b) and any written consent to such assignment required by Section 9.4(b), the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this Section 9.4(d).

(e) Any Lender may, without notice to the Borrower or the consent of the Borrower or the Administrative Agent, sell participations to one or more Persons (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement and the other Financing Documents (including all or a portion of its Commitment and the Loans owing to it); provided that (i) such Lender’s rights and obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and (iv) no competitor of the Borrower may be a Participant without the prior written consent of the Borrower. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.2(b) that affects such Participant.

(f) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender to a Federal Reserve Bank, and Section 9.4 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

9.5 Survival. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Commitments have not expired or terminated. Sections 2.13, 2.14, 2.15 and 9.3 and Article 8 shall survive and remain in full force and effect, regardless of the consummation of the Transactions, the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

9.6 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Financing Documents and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.1, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed original counterpart of a signature page of this Agreement by facsimile shall be as effective as delivery of a manually executed original counterpart of this Agreement.

9.7 Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof, and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

9.8 Right of Set Off. If an Event of Default shall have occurred and be continuing and the amounts then outstanding hereunder have become due and payable in accordance with the concluding paragraph of Section 7.1, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, regardless of currency) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrower against any of and all of the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section 9.8 are in addition to other rights and remedies (including other rights of set off) which such Lender may have and are not intended to create a security interest.

9.9 Governing Law; Jurisdiction; Consent to Service of Process.

(a) This Agreement shall be construed in accordance with and governed by the laws of the Province of Ontario.

(b) The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the Courts of the Province of Ontario, and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement, or any other Financing Document or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in Ontario. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Nothing in this Agreement shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Financing Document against the Borrower or its properties in the courts of any other jurisdiction.

(c) The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in this Section 9.9(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, any forum non conveniens defence to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.1. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

9.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER FINANCING DOCUMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

9.11 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

9.12 Confidentiality. The Administrative Agent and each Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to each of their Affiliates, directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority or other Governmental Authority or required in connection with a credit insurance program administered by or on behalf of a Governmental Authority or an instrumentality thereof, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under any Financing Document or any suit, action or proceeding relating to any Financing Document or the enforcement of rights thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any actual or prospective assignee of or Participant in any of its rights or obligations under this Agreement, or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower, or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section, or (ii) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than the Borrower. For the purposes of this Section, “Information” means all information received from the Borrower relating to the Borrower, any of its Subsidiaries, or their respective business, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to disclosure by the Borrower. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

9.13 Press Releases and Related Materials. The Borrower agrees that neither it nor its Affiliates will issue any press release or other public disclosure using the name of the Administrative Agent or any of the Lenders or referring to this Agreement without at least two (2) Business Days’ prior notice to the Administrative Agent or the applicable Lender unless (and only to the extent that) the Borrower or Affiliate is required to do so under law and then, in any event, the Borrower or Affiliate will consult with the Administrative Agent or the applicable Lender before issuing such press release or other public disclosure. The Borrower consents to the publication by the Administrative Agent or any Lender of advertising material relating to the financing transactions contemplated by this Agreement using its name, product photographs, logo or trademark. The Administrative Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

9.14 Anti-Money Laundering Legislation.

(a) The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower, and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee or participant of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(b) If the Administrative Agent has ascertained the identity of the Borrower or any authorized signatories of the Borrower for the purposes of applicable AML Legislation, then the Administrative Agent:

(i)	shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Administrative Agent within the meaning of applicable AML Legislation; and

(ii)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrower or any authorized signatories of the Borrower on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so.

9.15 Release of Security. The Administrative Agent shall, and shall authorize and direct the Collateral Trustee in the manner contemplated by the Security Indenture to:

(a) release and discharge the Liens constituted by the Security Documents in any asset which is disposed of by means of an Asset Disposition which is not prohibited by this Agreement or which has been consented to by the Required Lenders;

(b) release and discharge the Subsidiary Guarantee or other guarantee of any Subsidiary whose Equity Securities are disposed of, in whole or in part, by means of an Asset Disposition which is not prohibited by this Agreement or which has been consented to by the Required Lenders; and

(c) release and discharge the Liens constituted by the Security Documents in the assets of any Subsidiary referred to in (b).

9.16 Effect of Amendment and Restatement. Subject to the conditions to effectiveness set forth in Section 4.1, the Original Credit Agreement shall be amended and restated in its entirety as of the Effective Date. The parties hereto acknowledge and agree that (a) this Agreement and the other agreements, documents and instruments executed and delivered in connection herewith do not constitute a novation, payment or reborrowing, and (b) upon the effectiveness of this Agreement, all Loans outstanding under the Original Credit Agreement immediately before the effectiveness of this Agreement will be continued as corresponding Loans hereunder on the terms and conditions set forth in this Agreement.

[Balance of this page left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Address:	550 Burrard Street Suite 3300, Bentall 5 Vancouver, BC V6C 0B3	TECK RESOURCES LIMITED, as Borrower
Attention:	Chief Financial Officer	By:
Facsimile:	604-699-4704	Name:
Title:

By:
Name:
Title:

Signature Page to Amended and Restated Bridge Credit Agreement

S1

Address:	1111 Fannin Street, Floor 10 Houston, TX 77002	JPMORGAN CHASE BANK, N.A., as Administrative Agent

Attention:	Leslie Opeyemi	By:
Facsimile No.:	713-427-6307	Name:
Title:

By:
Name:
Title:

Signature Page to Amended and Restated Bridge Credit Agreement

S2

SCHEDULE A

COMMITMENTS

TRANCHE A COMMITMENTS

Lender	Commitment
MERRILL LYNCH CAPITAL CORPORATION	$772,727,981.65
THE ROYAL BANK OF SCOTLAND PLC	$117,702,000.00
THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., NEW YORK BRANCH	$72,432,000.00

TOTAL TRANCHE A COMMITMENT	$962,861,981.65

TRANCHE B COMMITMENTS

Lender	Commitment
JPMORGAN CHASE BANK, N.A., TORONTO BRANCH	$772,727,981.65
CITIBANK NA, CANADIAN BRANCH	$772,727,981.65
BANK OF MONTREAL	$509,922,018.35
CANADIAN IMPERIAL BANK OF COMMERCE	$509,922,018.35
ROYAL BANK OF CANADA	$509,922,018.35
BANK OF AMERICA, N.A.	$117,702,000.00
MIZUHO CORPORATE BANK, LTD.	$117,702,000.00
THE BANK OF NOVA SCOTIA	$117,702,000.00
THE TORONTO-DOMINION BANK	$117,702,000.00
BANK OF TOKYO-MITSUBISHI UFJ (CANADA)	$18,108,000.00

TOTAL TRANCHE B COMMITMENT	$3,564,138,018.35

TOTAL COMMITMENTS	$4,527,000,000

All amounts in above tables are in U.S. Dollars.

SCHEDULE B

DISCLOSED MATTERS

Lake Roosevelt

At the instigation of the Colville Confederated Tribes, Region 10 of the United States Environmental Protection Agency (“EPA”) completed an expanded site assessment of the Upper Columbia River and Lake Roosevelt for metal contamination and determined that the site qualified for NPL (superfund) listing. The EPA identified the Borrower’s affiliate Teck Cominco Metals Ltd.s’ (“TCML”) Trail Operations as the party principally responsible for metal contamination at the site and the Borrower was invited to enter into negotiations with the EPA with a view to settling an alternative to superfund agreement. TCAI Incorporated (“TCAI”), the Borrower’s U.S. affiliate, responded on behalf of the Borrower and submitted a comprehensive offer to study potential human health and environmental impacts of the hazards identified in the EPA assessment, and to fund studies and incur oversight costs with an aggregate estimated cost of US$13 million. Those negotiations were broken off by the EPA in November 2003. In December 2003, the EPA issued information requests to the Borrower, TCML, TCAI and Teck Alaska Incorporated. The EPA also issued a Unilateral Administrative Order (“UAO”) to TCML purporting to order the Canadian company to conduct a remedial investigation and feasibility study in accordance with the CERCLA protocols (“RI/FS”). TCAI and Teck Alaska Incorporated fully responded to the information requests. The Borrower and TCML declined to participate in the information requests and TCML advised the agency that it had no jurisdiction to issue the UAO.

In January 2004, the Canadian government delivered a Diplomatic Note to the U.S. State Department indicating its concern about the purported application of American law against a Canadian domestic company and formally requesting the EPA to rescind the Order to allow negotiations to proceed on a cooperative basis. Discussions between Canada and the United States in an attempt to find a neutral forum under which the studies could be conducted were unsuccessful. TCAI and TCML continued to negotiate with the EPA and U.S. Department of Justice and in June 2006, TCAI concluded a settlement agreement with the U.S. and the EPA (“Agreement”) pursuant to which it agreed to fund and conduct an RI/FS of the site under EPA supervision. TCML has guaranteed the performance of TCAI under the Agreement and TCAI placed US$20 million in escrow as financial assurance for its obligations under the Agreement. Concurrently with the execution of the Agreement, the EPA withdrew the UAO.

While the UAO was outstanding two citizens of Washington State and members of the Colville Tribe supported by the State of Washington commenced an enforcement proceeding in Federal District Court under Section 310(1)(a) of CERCLA to enforce the UAO and to seek fines and penalties against TCML for non-compliance. In September 2005, the Colville Tribe was added as an additional plaintiff and the Tribe and the State of Washington filed amended complaints in the District Court action claiming natural resource damages (“NRD”) and cost recovery under CERCLA.

On November 11, 2004, the District Court for Eastern Washington denied a motion by TCML to dismiss the citizen’s suit. TCML’s appeal of that decision to the 9th Circuit Court of Appeal was denied in July 2006. TCML’s subsequent petition for review and reversal to the U.S. Supreme Court was denied in January 2008 and the case reverted to the District Court. The District Court has split the case into three phases: (1) issues related to the UAO; (2) liability; and (3) damages.

On September 19, 2008, the Court summarily dismissed all of the claims in first phase, dealing with the claims for penalties while the UAO was outstanding. On March 9, 2009, the Court granted the plaintiffs’ motion for an award of the costs of litigating the UAO claims. The plaintiffs have appealed the dismissal of the UAO claims and TCML intends to appeal the cost award. The second phase of the case, dealing with TCML’s liability under CERCLA for cost recovery and NRD is scheduled to be heard on October 4, 2010. The third phase, dealing with the claims for NRD and costs has been deferred until there has been substantial progress on the RI/FS or it is completed.

To the knowledge of the Borrower, no human health or ecological risks associated with past activities of TCML have been identified to date, for which the estimated cost of remediation would have a Material Adverse Effect on the Borrower. TAI commissioned a study by recognized experts in NRD assessment in 2008. Based on the assessment performed, the estimated compensable value of such damage would not have a Material Adverse Effect on the Borrower. Until definitive studies and assessments have been conducted, however, it is not possible to assess the potential liability of the Borrower and its affiliates in respect of potential remedial obligations and costs.

SCHEDULE C

BILATERAL CREDIT AGREEMENTS

	Amount ($ millions)		Maturity Date
Revolver

Teck Resources Limited

Syndicated, JP Morgan as administrative agent	US $	800	Feb. 15/13

Bilaterals

Teck Resources Limited

Bank of Montreal	CAD $	100	Mar. 3/13

Royal Bank of Canada	CAD $	75	Aug. 31/12

TD Bank	CAD $	100	Sept. 24/13

Teck Alaska Inc. (Red Dog)

Royal Bank of Canada	US $	50	Jul. 3/09

Highland Valley Copper

TD Bank	US $	20	Demand

SCHEDULE D

SECURITY PRINCIPLES

The security required pursuant to the Agreement will be provided by the Credit Parties in favour of the Collateral Trustee for the benefit of the Secured Parties and the holders of, or agents or trustees for the holders of, certain Specified Debt. Security Bonds will be issued by the Borrower pursuant to the Security Indenture and pledged (pursuant to Pledge Agreements) to the Administrative Agent for the benefit of the Secured Parties and to the holders of, or agents or trustees for the holders of, certain Specified Debt. First priority Liens (subject only to Permitted Liens) shall be granted over all of the existing and after-acquired real and personal property of each Credit Party to the Collateral Trustee to secure the obligations owed hereunder and to secure equally and rateably the holders of the Specified Debt. The Credit Parties shall execute general security agreements, securities pledge agreements, mortgages and all other required documentation to effect such Liens to the satisfaction of the Administrative Agent. The Borrower shall, and shall cause the Credit Parties to, use its reasonable commercial efforts to obtain any consents required to put into effect the Liens on the Collateral described below which is indicated as requiring consent. Any security granted shall be subject to any legal or contractual restrictions relating to the granting of such security, but this shall not affect the obligations of the Credit Parties to use their reasonable commercial efforts to obtain any consents required for the granting of the security.

In addition to a Lien on all present and after acquired personal property of each Credit Party, the Collateral Trustee shall be granted specific Liens over the following Collateral:

Credit Party	Collateral
Teck Resources Limited	Duck Pond Mine

Teck Coal Partnership	Shares of Cardinal River Coals Ltd.

Teck Coal Partnership	Cardinal River Mine

Teck Coal Partnership	Coal Mountain Mine

Teck Coal Partnership	Units of Elkview Mine Limited Partnership (partner consent required)

Elkview Mine Limited Partnership	Elkview Mine (partner consent required)

Teck Coal Partnership	Fording River Mine

Teck Coal Partnership	80% undivided interest in Green Hills Mine (joint venture consent and attornment to the joint venture agreement by the Collateral Trustee required)

Teck Coal Partnership	Line Creek Mine

Teck Cominco Coal Partnership	Interests in the Fording LP Royalty Agreement

Teck Cominco Coal Partnership	Partnership Interest in Teck Coal Partnership

Quintette Coal Partnership	Partnership Interest in Teck Coal Partnership

Credit Party	Collateral
Fording Limited Partnership	Partnership Interest in Teck Coal Partnership

Teck Cominco Metals Ltd.	Partnership Interest in Highland Valley Copper Partnership

Cominco Mining Partnership	Partnership Interest in Highland Valley Copper Partnership

Teck Resources Limited	Partnership Interest in Highland Valley Copper Partnership

Teck Cominco Metals Ltd.	Partnership Units of Cominco Mining Partnership

Cominco Nova Scotia Company	Partnership Units of Cominco Mining Partnership

Teck American Incorporated	Shares of Teck Alaska Incorporated

Teck Alaska Incorporated	Leasehold Interest in Red Dog Mine (NANA Regional Corporation consent required)

Aurcay Holdings Inc.	Shares of Aur QB Inc.

Aur QB Inc.	76.5% of the Outstanding Shares in Compania Minera Quebrada Blanca SA

Minera Canada Tungsten Chile Ltda.	54.48% of the Shares in Compania Minera Carmen de Andacollo

Teck Operaciones Mineras Chile Ltda.	27% of the Shares in Compania Minera Carmen de Andacollo

Canada Tungsten (Cayman) Inc.	4.52% of the Shares in Compania Minera Carmen de Andacollo

Relincho Bahamas Ltd.	All Shares of Minera Relincho Copper SA

Minera Relincho Copper SA	Relincho Property (Royalty holder consent required)

Teck Base Metals Ltd.	Outstanding Shares (22.5%) of Compania Minera Antamina SA

Teck Cominco Metals Ltd.	Trail Operations

Teck Resources Limited	Partnership Interest in Fort Hills Energy Limited Partnership (partner consent and attornment by the Collateral Trustee to the partnership agreement required)

Teck Colorado Inc.	Shares of Teck-Pogo Inc.

Teck Resources Limited	Shares of Teck Cominco Metals Ltd.

TCAI Incorporated	Shares of Teck American Incorporated

TCL U.S. Holdings Ltd.	Shares of TCAI Incorporated

Teck Financial Corp. Ltd.	Shares of Teck Base Metals Ltd.

Highland Valley Copper Partnership	Highland Valley Mine (Highmont Mining Company minority partners consent and attornment by the Collateral Trustee to the partnership agreement required)

SCHEDULE E

GUARANTORS

Teck Cominco Metals Ltd.

Teck Cominco Coal Partnership

Teck Coal Partnership

Quintette Coal Partnership

Fording Limited Partnership

Cardinal River Coals Ltd.

Elkview Mine Limited Partnership (other partner consent required)

Cominco Mining Partnership

Teck American Incorporated

Teck Colorado Inc.

Teck Alaska Incorporated

Aurcay Holdings Inc.

Aur QB Inc.

Minera Canada Tungsten Chile Ltda.

Teck Operaciones Mineras Chile Ltda.

Canada Tungsten (Cayman) Inc.

Relincho Bahamas Ltd.

Minera Relincho Copper SA

Teck Base Metals Ltd.

Teck-Pogo Inc.

Cominco Nova Scotia Company

TCAI Incorporated

TCL U.S. Holdings Ltd.

Teck Financial Corp. Ltd.

Teck Hungary Services kft

Highland Valley Copper Partnership (Highmont Mining Company minority partners consent and attornment by the Collateral Trustee to the partnership agreement required)

SCHEDULE F

LETTER OF CREDIT OBLIGATIONS

Bank of Nova Scotia

Red Dog reclamation	[Redacted dollar amounts]

Cardinal R. reclamation

Cardinal R. reclamation

Cardinal R. reclamation

Fording R. reclamation

Elkview reclamation

Line Creek reclamation

Aur

Fort Hills reclamation

Bank of America

Pend Oreille reclamation	[Redacted dollar amounts]

Royal Bank of Canada

Letters of credit issued on behalf of Captive Insurance Company in relation to a worker’s compensation policy	[Redacted dollar amounts]

SCHEDULE 3.3

GOVERNMENTAL APPROVALS

Consents required in respect of the transfer or the grant of security interests in mining leases, licenses, permits and other mining rights.

Registration requirements under various applicable or relevant personal and real property securities legislation.

SCHEDULE 3.5

LITIGATION

Nil.

SCHEDULE 3.8

OWNED REAL PROPERTY

Teck Resources Limited

Central Newfoundland approximately 100 kilometers southwest of the city of Grandfalls

Windsor,, Newfoundland (Duck Pond)

[Bullmoose Creek – Peace Region]

Chicken Chef – 29 Highway 105, PTS K 1365 DES 23R6683 PART 2 PCL 6561

See attached.

Teck Cominco Metals Ltd.

P.O. Box 1000, Trail, B.C. (Trail Operations)

2380 Speakman Drive, Mississauga, Ontario (PTC)

See attached

Teck Cominco Coal Partnership

None.

Teck Coal Partnership

205 9th Avenue SE, Calgary Alberta

See attached where Teck Coal Partnership holds through a nominee.

Cardinal River Coals Ltd.

None.

Cominco Mining Partnership

None.

Elkview Mine Limited Partnership

None.

Cominco Nova Scotia Company

None.

TCL U.S. Holdings Ltd.

None.

Teck Colorado Inc.

None.

Teck American Incorporated

None.

Teck Alaska Incorporated

None.

Teck-Pogo Inc.

None.

Aurcay Holdings Inc.

None.

Aur QB Inc.

None.

Minera Canada Tungsten Chile Ltda.

None.

Teck Operaciones Mineras Chile Ltda.

None.

Canada Tungsten (Cayman) Inc.

None.

Relincho Bahamas Ltd.

None.

Minera Relincho Copper SA

See attached exploitation and exploration claims constituting the Minera Relincho Copper S.A property.

Teck Base Metals Ltd.

None.

TCAI Incorporated

None.

Teck Financial Corp. Ltd.

None.

Teck Hungary Services Kft

None.

Quintette Coal Partnership

None.

Fording Limited Partnership

None.

[Redacted specific property descriptions]

SCHEDULE 3.9

PENSION PLANS

Plan Name	Solvency Ratio	Valuation Date
Teck Cominco Metals Ltd. Retirement Income Plan	[Redacted solvency ratios and valuation dates]
Teck Cominco Metals Ltd. BC Unionized Employees
Pension Plan for Executive and Qualified Senior Salaried Employees of Teck Cominco Limited
Highland Valley Copper Pension Plan for Salaried Employees
Highland Valley Copper Pension Plan for Hourly Paid Employees
Elk Valley Coal Corporation Teck Coal Limited Pension Plan for Union Employees
Pension Plan for Administrative Employees of Elk Valley Coal Corporation Teck Coal Limited
Pension Plan for Line Creek Hourly Employees of Elk Valley Coal Corporation Teck Coal Limited
Teck Cominco American Incorporated Retirement Plan

SCHEDULE 3.11

DEFAULTS

None.

SCHEDULE 3.13

SUBSIDIARIES

Material Subsidiaries

Company Name	Form of Legal Entity	Equity Securities Issued & Outstanding	Equity Securities Owned by Borrower and Material Subsidiaries	Jurisdiction of Organization
Teck Cominco Metals Ltd. (“TCML”)	Corporation	3,100 shares	3,100 (100%) held by the Borrower	Canada – Canada Business Corporations Act

Cominco Mining Partnership	Partnership	Partnership Units	99% held by TCML and 1% held by Cominco Nova Scotia Company (a wholly owned subsidiary of TCML)	BC

Teck American Incorporated	Corporation	1,500 common shares	1,500 (100%) held by TCAI Incorporated	USA- State of Washington

Teck Alaska Incorporated	Corporation	4,100 shares	4,100 (100%) held by Teck Cominco American Incorporated	USA – State of Alaska

Teck Hungary Services kft	Corporation	Quotas	100% held by the Borrower	Hungary

Teck Base Metals Ltd.	Corporation	15,957,584 common shares	15,957,584 (100%) held by Teck Financial Corporation Ltd.	Bermuda

Teck Financial Corporation Ltd.	Corporation	244,312,905 Class A and B shares	244,312,905 (100%) held by the Borrower	Bermuda

TCL U.S. Holdings Ltd.	Corporation	1,000,0001 common shares	100% held by Cominco Mining Partnership.	Canada – Canada Business Corporations Act

TCAI Incorporated	Corporation	882,081 common shares	100% held by TCL U.S. Holdings Ltd.	USA – Washington.

Company Name	Form of Legal Entity	Equity Securities Issued & Outstanding	Equity Securities Owned by Borrower and Material Subsidiaries	Jurisdiction of Organization
Aurcay Holdings Inc.	Corporation	101,000,000 common shares	100% Borrower	Cayman Islands

Aur QB Inc.	Corporation	112,444,374 common shares	100% Aurcay Holdings Inc.	Cayman Islands

Compania Minera Quebrada Blanca S.A.	Corporation	19,805 Series A shares 2,330 Series B shares 1,165 Series C shares	17,825 Series A shares held by Aur QB Inc. (90% of Series A shares and 77.5% of total shares outstanding)(Series B and C shares held by third party).	Chile

Fording Limited Partnership	Limited Partnership	Partnership Units	99.99% Borrower 00.01% Fording ULC, a wholly-owned subsidiary of Borrower.[1]	Alberta

Teck Cominco Coal Partnership	General Partnership	Partnership Units	99.99% Borrower 0.008% Teck-Bullmoose Coal Inc. (a wholly-owned subsidiary of Borrower).	British Columbia

Teck Coal Partnership	General Partnership	Partnership Units	60% Fording Limited Partnership 38.83% Teck Cominco Coal Partnership 0.134% Quintette Coal Partnership	British Columbia

Elkview Mine Limited Partnership	Limited Partnership	Partnership Units	95% Elk Valley Coal Partnership [2]	Alberta

Minera Canada Tungsten Chile Ltda.	Minera Canada Tungsten Chile Ltda.	Minera Canada Tungsten Chile Ltda.	Minera Canada Tungsten Chile Ltda.	Minera Canada Tungsten Chile Ltda.

Teck Operaciones Mineras Chile Ltda.	Corporation		79.98% held by Aur QB Inc. 0.02% held by Aurcay Holdings Inc. 20% held by Aurcay Inc.	Chile

Canada Tungsten (Cayman) Inc.	Corporation		100% held by the Borrower	Cayman Islands

Relinchos Bahamas Ltd.	Corporation		100% held by Global Copper Corp.	Bahamas

Minera Relinchos Copper SA	Corporation		100% held by Relinchos Bahamas Ltd.	Chile

Cominco Nova Scotia Company	Corporation		100% held by Teck Cominco Metals Ltd.

Quintette Coal Partnership	Partnership	Partnership Units	56% held by the Borrower 44% held by Teck-Bullmoose Coal Inc.	British Columbia

Fording Limited Partnership	Limited Partnership	Partnership Units	99.99% held by Fording Arrangement Corp.	Alberta

[1]	Assumes closing of Teck/Fording transaction.
[2]	5% held by third parties.

Company Name	Form of Legal Entity	Equity Securities Issued & Outstanding	Equity Securities Owned by Borrower and Material Subsidiaries	Jurisdiction of Organization
0.01% held by Fording (GP) ULC

Immaterial Subsidiaries

Teck Resources Limited

List of Companies	Partnership/ Corporation	Jurisdiction
119994 Canada Limited	Corporation	CBCA
1231207 Alberta ULC	Corporation	Alberta
3082238 Nova Scotia Company	Corporation	Nova Scotia
3082239 Nova Scotia Company	Corporation	Nova Scotia
4116313 Canada Inc.	Corporation	CBCA
585566 B.C. Ltd.	Corporation	BC
6069789 Canada Inc.	Corporation	CBCA
627066 Alberta Ltd.	Corporation	Alberta
Afton Operating Corporation	Corporation	BC
Agricola Teck S.P.R. de L.R. (65%)	Corporation	Mexico
American Titanium Inc.	Corporation	US-Colorado
Antamina Operadora S.A. (22.5% via CMA)	Corporation	Peru
Ardley Coal Limited	Corporation	Alberta
Aur (Barbados) Inc.	Corporation	Barbados
Aur Argentina S.A.	Corporation	Argentina
Aur Mexcay Inc.	Corporation	Mexico
Aur Peru S.A.C.	Corporation	Peru
Aur Perucay Inc.	Corporation	Cayman
Aur QB Inc. Agencia Chile	Corporation	Chile
Bamoos Minerals Limited (72%)	Corporation	Ontario
Bartec Minerals Limited (95.2%)	Corporation	Quebec
Beachpoint Holdings Ltd.	Corporation	BC
Bitmin Resources Ltd.	Corporation	Alberta
BMC Financial Inc.	Corporation	BC
BMC Insurance Company Limited	Corporation	Barbados
Bullmoose Operating Corporation	Corporation	BC
Cardinal River Coals Ltd.	Corporation	Alberta
Cirque Operating Corp.	Corporation	BC
Compaňia Minera Antamina S.A.	Corporation	Peru
Compania Minera Carmen de Andacollo (90%)	Corporation	Chile
Deldorita Ranches Inc.	Corporation	US-Colorado
Elkview Mine GP Inc.	Corporation	CBCA
Favourable Lake Explorations Limited (52%)	Corporation	Ontario

Feld Temagami Mines Limited (18%)	Corporation	Ontario
Fording (GP) ULC	Corporation	Nova Scotia
Fording Amalco Inc.	Corporation	CBCA
Fording Arrangement Corp.	Corporation	Alberta
Fording Coal Limited	Corporation	CBCA
Galore Creek Mining Corporation	Corporation	BC
Galore Creek Partnership	Partnership	BC (Partnership)
Gemteck Environmental Software Limited	Corporation	BC
Geophysical Engineering Inc.	Corporation	Ontario
Global Copper Corp	Corporation	BC
Guaniamo Mining Co. Ltd. (30%)	Corporation	Cayman
Highmont Mining Company (A Partnership)	Partnership	BC (Partnership)
Highmont Operating Corporation	Corporation	BC
International Nickel Ventures Inc.	Corporation	Ontario
Lennard Shelf Pty Ltd.	Corporation	Australia
Liard Copper Mines Limited	Corporation	BC
Line Creek Mine Ltd.	Corporation	Alberta
Minas de San Nicolas S.A. de C.V. (60%)	Corporation	Mexico
Minera Aur Mexico S.A.	Corporation	Mexico
Minera Media Luna S.A. de C.V. (78.8%)	Corporation	Mexico
Minera Relincho Copper S.A.	Corporation	Chile
Minera Tama S.A. de C.V. (65%)	Corporation	Mexico
Minera Teck Cominco S.A. de C.V.	Corporation	Mexico
Minera Teck Panama S.A.	Corporation	Panama
Mineradora INVI Ltada. (73%)	Corporation	Brazil
Newfoundland Zinc Mines Limited	Corporation	Newfoundland
Nomes Securities Ltd.	Corporation	Ontario
Oroteck Mexico S.A. de C.V.	Corporation	Mexico
PanaCobre S.A.	Corporation	Panama
Patcay Inc.	Corporation	Cayman
Quintette Coal Limited	Corporation	BC
Quintette Operating Corporation	Corporation	BC
Ridgetop Forwarding Ltd.	Corporation	BC
Rocdor Mines Ltd. (46%)	Corporation	Quebec
Servicios Teck Cominco S.A. de C.V.	Corporation	Mexico
Sugarloaf Ranches Limited	Corporation	BC
TCK China EX-IM Ltd.	Corporation	CBCA
TCK China Mineral Holdings Ltd.	Corporation	CBCA
TCK Niugini Limited	Corporation	Papua New Guinea
TCK Saibei Minerals Ltd.	Corporation	CBCA
TCK Tonga Limited	Corporation	Tonga
TCL Australia Holdings Inc.	Corporation	CBCA
TCL Sweden Ltd.	Corporation	CBCA
Teck Colorado Inc.	Corporation	US-Colorado
Teck Cominco Australia Pty Ltd.	Corporation	Australia
Teck Cominco Foundation	Society	BC (Society)

Teck Cominco Ireland Ltd.	Corporation	CBCA
Teck Cominco Peru S.A.	Corporation	Peru
Teck Exploration and Mining Company, Inc.	Corporation	Philippines
Teck Exploration Ltd.	Corporation	Ontario
Teck Frontier Corporation	Corporation	CBCA
Teck Ghana Limited	Corporation	Ghana
Teck Gold Ltd.	Corporation	Bermuda
Teck Minera de Argentina, S.A.	Corporation	Argentina
Teck Panama Minerals Corp.	Corporation	BC
Teck.Com.Inc.	Corporation	CBCA
Teck-Bullmoose Coal Inc.	Corporation	BC
Teckgold Limited	Corporation	CBCA
Teck-Pogo Inc.	Corporation	US-Alaska
Tenedora Teck Cominco Mexico, S.A. de C.V.	Corporation	Mexico
Veinlode Silver Mines Limited (33.33%)	Corporation	Ontario

Teck Cominco Metals Ltd.

List of Companies	Partnership/ Corporation	Jurisdiction
1456359 Ontario Inc. (Faro)	Corporation	Ontario
2774003 Canada Ltd.	Corporation	CBCA
Atanik Minerals Ltd.	Corporation	CBCA
Bonna Incorporated	Corporation	US-Wash
Caja Holdings Ltd.	Corporation	BVI
Cominco Argentina Ltd.	Corporation	CBCA
Cominco Brasil Ltd.	Corporation	CBCA
Cominco Engineering Services Ltd.	Corporation	CBCA
Cominco Financial Corp.	Corporation	CBCA
Cominco Investment Limited	Corporation	Nova Scotia
Cominco Mining Worldwide Holdings Ltd.	Corporation	CBCA
Cominco Namibia Ltd.	Corporation	CBCA
Cominco Peru S.R. Ltda.	Corporation	Peru
Cominco Resources Europe N.V.	Corporation	Belgium
Comroy Holdings Ltd.	Corporation	BC
Exploracion Internacional Espana S.A. (47.75%)	Corporation	Spain
H. Folke Sandelin A.B.	Corporation	Sweden
Hebron Minerals Ltd.	Corporation	CBCA
Highland Valley Copper Corporation	Corporation	BC
Keltie Minerals Ltd.	Corporation	BC
Minera Cominco Bolivia Ltda.	Corporation	Bolivia
Minera Cominco Guatemala S.A.	Corporation	Guatemala
Sa Dena Hes Operating Corporation	Corporation	CBCA
Sandon Holdings Ltd.	Corporation	Bermuda
Secrecorp Minerals Ltd.	Corporation	CBCA

Sociedad Minera El Brocal S.A.	Corporation	Peru
Teck Advanced Materials Incorporated	Corporation	US-Wash
Teck American Metal Sales Incorporated	Corporation	US-Wash
Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.	Corporation	Turkey
Teck Cominco Argentina Ltd.	Corporation	CBCA
Teck Cominco do Brasil S.A.	Corporation	Brazil
Teck Cominco Namibia Ltd.	Corporation	CBCA
Teck Cominco Pte Ltd.	Corporation	Singapore
Teck Cominco Sweden A.B.	Corporation	Sweden
Teck Exploraciones Mineras Chile Ltda	Corporation	Chile
Teck Washington Incorporated (Pend Oreille Mine)	Corporation	US-Wash.
CESL Cominco Technology Ltd.	Corporation	BC
Inversiones Colquijirca S.A. (20%-owns 51% of Sociedad Minera El Brocal S.A.)	Corporation	Peru

SCHEDULE 3.16

ENVIRONMENTAL MATTERS

•	Red Dog NPDES Permit and Aqqaluk Permitting

Teck Alaska Incorporated’s Red Dog zinc-lead mine, mill and port facility near Kotzebue, Alaska operates under permits issued by the Environmental Protection Agency (the “EPA”) and the State of Alaska. The mine’s main water discharge permit was issued by the EPA in 1998 (the “1998 Permit”) under the National Pollutant Discharge Elimination System (“NPDES”). The 1998 Permit contains an “end-of-pipe” limitation on total dissolved solids (“TDS”) that the mine cannot meet on a sustained basis. The mine has continued to operate under compliance orders issued by the EPA pending the issuance of a renewed permit.

Several citizens from the nearby village of Kivalina filed a complaint under the citizens’ suit provision of the Clean Water Act seeking fines and penalties for TDS exceedances of the 1998 Permit. That suit was settled in 2008 and the terms of settlement are embodied in a Consent Decree filed in the federal District Court for the District of Alaska on October 23, 2008. The Consent Decree provides that the mine will comply with Alaska State water quality standards for TDS until the reissuance of the 1998 Permit.

The 1998 Permit is to be reissued in conjunction with the permitting of the Aqqaluk deposit. The Aqqaluk deposit is the next orebody scheduled to be mined at Red Dog. Taking into account the need to prepare and pre-strip Aqqaluk, we estimate that we will need to access the deposit by the first quarter of 2010.

The review and approval process for the Supplemental Environmental Impact Statement (“SEIS”) for Aqqaluk and the time-table for the reissuance of the 1998 Permit remain largely on schedule. We expect the final SEIS and the permit to be issued during the third quarter of 2009. However, there is substantial risk that the issuance of the permit, SEIS or other authorization will be appealed, leading to a potential further delay of 18 months to two years. In that event, production at Red Dog could be limited or curtailed until the appeal is resolved and the mine would continue to operate under the 1998 Permit.

Compliance with the Consent Decree does not constitute compliance with the 1998 Permit and the mine will remain out of compliance with the end-of-pipe limits of that permit until it is reissued. EPA has advised us that they intend to reissue the permit with TDS limits based on current water quality standards. The mine is expected to be able to operate in compliance with those standards.

SCHEDULE 3.19

INTELLECTUAL PROPERTY RIGHTS

Nil.

SCHEDULE 5.7

POST-CLOSING REQUIREMENTS

Date required for all items in this Schedule 5.7 is June 15, 2009, unless otherwise indicated. Security and Guarantees shall be delivered in accordance with the Security Principles together with customary resolutions, officer’s certificates and legal opinions similar to those items that were delivered on the Effective Date.

Security:

Credit Party	Collateral
Teck Resources Limited	Duck Pond Mine

Teck Coal Partnership	Shares of Cardinal River Coals Ltd.

Teck Coal Partnership	Cardinal River Mine

Teck Coal Partnership	Coal Mountain Mine

Teck Coal Partnership	Units of Elkview Mine Limited Partnership (provided that partner consent is obtained)

Teck Cominco Coal Partnership	Partnership Interest in Teck Coal Partnership

Quintette Coal Partnership	Partnership Interest in Teck Coal Partnership

Fording Limited Partnership	Partnership Interest in Teck Coal Partnership

Elkview Mine Limited Partnership	Elkview Mine (provided that partner consent is obtained)

Teck Coal Partnership	Fording River Mine

Teck Coal Partnership	80% undivided interest in Green Hills Mine (provided that joint venture consent is obtained)

Teck Coal Partnership	Line Creek Mine

Teck Cominco Coal Partnership	Interests in the Fording LP Royalty Agreement

Teck Cominco Metals Ltd.	Partnership Interest in Highland Valley Copper Partnership

Cominco Mining Partnership	Partnership Interest in Highland Valley Copper Partnership

Teck Resources Limited	Partnership Interest in Highland Valley Copper Partnership

Teck Cominco Metals Ltd.	Partnership Units of Cominco Mining Partnership

Cominco Nova Scotia Company	Partnership Units of Cominco Mining Partnership

Teck Alaska Incorporated	Leasehold Interest in Red Dog Mine (NANA Regional Corporation consent required)

Aurcay Holdings Inc.	Shares of Aur QB Inc.

Aur QB Inc.	76.5% of the Outstanding Shares in Compania Minera Quebrada Blanca SA

Credit Party	Collateral
Minera Canada Tungsten Chile Ltda.	54.48% of the Shares in Compania Minera Carmen de Andacollo

Teck Operaciones Mineras Chile Ltda.	27% of the Shares in Compania Minera Carmen de Andacollo

Canada Tungsten (Cayman) Inc.	4.52% of the Shares in Compania Minera Carmen de Andacollo

Relincho Bahamas Ltd.	All Shares of Minera Relincho Copper SA

Minera Relincho Copper SA	Relincho Mine (Royalty holder consent required)

Teck Base Metals Ltd.	Outstanding Shares (22.5%) of Compania Minera Antamina SA

Teck Cominco Metals Ltd.	Trail Operations

Teck Resources Limited	Partnership Interest in Fort Hills Energy Limited Partnership (provided that partner consent is obtained)

Teck Colorado Inc.	Shares of Teck-Pogo Inc.

Teck Financial Corp. Ltd.	Shares of Teck Base Metals Ltd.

Highland Valley Copper Partnership	Highland Valley Mine (provided that Highmont Mining Company consent is obtained)

Guarantees:

Elkview Mine Limited Partnership (provided that partner consent is obtained)

Aurcay Holdings Inc.

Aur QB Inc.

Minera Canada Tungsten Chile Ltda.

Teck Operaciones Mineras Chile Ltda.

Canada Tungsten (Cayman) Inc.

Relincho Bahamas Ltd.

Minera Relincho Copper SA

Teck Base Metals Ltd.

Teck Financial Corp. Ltd.

Teck Hungary Services kft

Highland Valley Copper Partnership (provided that Highmont Mining Company consent is obtained)

SCHEDULE 6.2

EXISTING LIENS

Teck Resources Limited

Alberta

1. Registration No.: 07062833863

Secured Party: UTS Energy Corporation

Registration Type: Land Charge

2. Registration No.: 08120206687

Secured Party: UTS Energy Corporation

Registration Type: Security Agreement

Collateral Description: All of the Debtor’s right, title, estate and interest in and to all present and after-acquired personal property forming part of the Lease 14 JVA and including, without limitation, the Debtor’s ownership interest in the Project and the Debtor’s share of all Products and all accounts arising from the sale thereof and all proceeds of the foregoing including insurance proceeds. In this registration, the following terms have the following meanings:

“Extraction Plant” means extraction facilities to be constructed on or near the surface of the Lands, which are to be used for purposes of extracting bitumen from oil sands and processing the bitumen so that it can be sold to third parties, as such extraction facilities may be expanded or modified from time to time and including all equipment, machinery and facilities used in connection therewith from time to time.

“Facilities” means collectively the Mine or Mines used in the Project, the Extraction Plant and any other plant.

“Lands” means all lands under Alberta Crown Oil Sands Lease No. 7400120014 dated May 14, 2000, as may be amended or replaced from time to time.

“Lease 14 JVA” means the Joint Venture Agreement dated June 28, 2007 between Teck Cominco Limited and UTS Energy Corporation, as amended, restated and replaced from time to time.

“Mine” means an undertaking for the removal of oil sands from the Lands by mining processes and procedures and all equipment, machinery, vehicles and facilities used in connection therewith, including tailings disposal but excluding any mining pursuant to an experimental or pilot.

“Products” means:

(a) all oil sands obtained from the Lands that have not been delivered to the Extraction Plant for treatment therein;

(b) all bitumen and other products produced in the Extraction Plant from oil sands obtained from the Lands; and

(c) all contract products, whether produced from bitumen obtained from oil sands obtained from the Lands or from other feedstock or from a combination thereof;

excluding substances which are discarded as waste products or which are lost or consumed in operations.

“Project” means a Mine and Extraction Plant and all modifications, expansions, Project Assets, studies, assessments and other activities or assets directly or indirectly relating to the foregoing.

“Project Assets” means:

(a) the Lands;

(b) the Facilities, and any other tangible depreciable property and assets that are situated in, on or about the Lands or used or intended for use in connection with the Project;

(c) all contracts, agreements, books, records and documents, permits, licences, authorizations and deposits relating to the Lands, the Facilities or other items listed in this definition, and any rights in relation thereto;

(d) all regulatory approvals;

(e) all seismic, geological, geochemical, geophysical, metallurgical, engineering and survey reports and data (including interpretive reports and data), all studies, maps, photographs, plans, drawings, test results, samples, drilling records, drill core and samples, and other technical information or material, title opinions, documents, reports, computer records and tapes, and other books, records, information and data of whatever nature (including items recorded in electronic form) in the possession of or available to a party and relating to the Project;

(f) all technology;

(g) all subsisting surface rights;

(h) all subsisting rights to carry out any operations relating to the Lands or the surface rights including all well licences, rights of way, crossing agreements and easements;

(i) the claims, causes of action, rights of recovery and rights of set-off of UTS against third parties relating to the Project Assets;

(j) all proceeds received or receivable on or after the effective date from insurers or third parties in respect of unrepaired damage to any of the Project Assets that occurred prior to such date;

(k) all oil Sands produced from the Lands from and after the effective date; and all other assets, property and rights of any kind or nature whatsoever, whether real, personal or mixed, in or related to the Project (excluding contract products after delivery at the delivery point) and wherever located.

The terms “contracts”, “oil sands”, “plant”, “bitumen”, “contract products”, “regulatory approvals”, “party”, “technology”, “surface rights”, “effective date”, “operations” and “delivery point” all have the meanings given those terms in the Lease 14 JVA.

Proceeds: goods, investment property, documents of title, chattel paper, instruments, money and intangibles.

3. Registration No.: 08120913747

Secured Party: Fort Hills Energy L.P.

Registration Type: Security Agreement

Collateral Description: all present and after acquired: (a) investment property, intangibles, instruments and money of the debtor comprising the debtor’s “partnership interest” and the debtor’s “corresponding shares”; and (b) personal property distributed to the debtor by the secured party and all “distributable cash”.

The terms “partnership interest”, “corresponding shares” and “distributable cash” each have the meaning ascribed to it in the Fort Hills Energy L.P. amended and restated Limited Partnership Agreement dated effective as of November 23, 2007 among the debtor, UTS Energy Corporation, Petro-Canada and Fort Hills Energy Corporation, as amended from time to time.

Proceeds: goods, chattel paper, investment property, documents of title, instruments, money and intangibles.

British Columbia

1. File no. 608109A

Secured Party: The Bank of New York

Registration Type: Financing Statement re. PPSA Security

Collateral Description: A promissory note in the amount of US$200,000,000 issued by Teck

Cominco Metals Ltd. in favour of the debtor dated September 12, 2002.

2. File no. 601529C

Secured Party: The Bank of New York

Registration Type: Financing Statement re. PPSA Security

Collateral Description: Note in the principal amount of US$300,000,000 issued by Teck Cominco Metals Ltd. in favour of Teck Cominco Limited dated September 28, 2005, as amended, supplemented or replaced. Note in the principal amount of US$700,000,000 issued by Teck Cominco Metals Ltd. in favour of Teck Cominco Limited dated September 28, 2005, as amended, supplemented or replaced (together, the “Pledged Documents”). All payments and other proceeds of the Pledge Documents.

3. File No. 723275E

Secured Party: UTS Energy Corporation

Collateral Description: All of the debtor’s right, title, estate and interest in and to all present and after-acquired personal property forming party of the Lease JVA.

Teck Cominco Metals Ltd.

British Columbia

1. File no. 007699C

Secured Party: Her Majesty the Queen in right of the Province of British Columbia

Registration Type: Financing Statement re. PPSA Security

Collateral Description: All present and after-acquired personal property of the debtor that relates exclusively to the establishment, development, operation, maintenance and expansion of the following businesses of the debtor:

1. The marketing, extraction, shipment and sale of iron calcine from the pit (the “Iron Calcine Pit”) located on the real property legally described as PID:016-863-712, District Lot 12945, Kootenay District, except plans 88761I, 5363, NEP20426 and NEP60401, in which the debtor has stored iron calcine produced from its fertilizer production operations;

2. The marketing, extraction, shipment and sale of gravel from the pit located on the real property located in Kimberly, B.C. (the “Gravel Pit”), legally described as PID: 016-972-724, District Lot 10367, Kootenay District, except part included in RW Plan 11094 (the “Gravel/Sand Pit Lands”), (including the licensing of the gravel pit to third parties to permit the extraction and use of gravel by such third parties); and

3. The marketing, extraction, shipment and sale of sand from the sand pit located on the Gravel/Sand Pit Lands (the “Sand Pit”), (including the licensing of the Sand Pit to third parties to permit the extraction and use of sand by such third parties);

Uncrystallized floating charge on all other present and after-acquired personal property which relates exclusively to the ownership of the Iron Calcine Pit, the Gravel Pit or the Sand Pit or the establishment, development, operation, maintenance and expansion of the specified businesses; and all rents, revenues, income, insurance proceeds, expropriation proceeds, other proceeds and other monies to which the debtor may be entitled from all sources which pertain to or are derived from the Iron Calcine Pit, the Gravel Pit or the Sand Pit or which relate exclusively to the specified businesses.

2. File No. 743230E

Secured Party: Novagold Canada Inc.

Registration Type: Financing Statement re PPSA Security

Collateral Description: General Collateral: The interest of the debtor in the Galore Creek Partnership (the “Partnership”), including a) the debtors status as a partner in the Partnership; b) the debtors share of unpaid distributions of money, property or rights or interests in property, or any combination thereof, by the Partnership to the debtor (together, “Distributions”), or the rights to receive distributions from the Partnership, c) all other rights, benefits and privileges enjoyed by the debtor in its capacity as a partner in the Partnership under the Partnership Act, the Partnership’s General Partnership Agreement as made of August 1, 2007, and all amendments thereto, or otherwise; and d) all obligations duties and liabilities imposed on the debtor in its capacity as a partner in the Partnership including all indebtedness to the Partnership or obligations to make contributions of property or money to the Partnership.

Proceeds: All proceeds.

Teck Coal Partnership

Alberta

1. Registration No.: 09020405457

Secured Party: National Bank of Canada and Natexport, a Division of National Bank of Canada

Registration Type: Security Agreement

Collateral Description: Accounts, including, accounts receivable sold and assigned by debtor to secured pursuant to a master factoring agreement dated June 29, 2007, and any renewals future factoring agreements between the debtor and the secured party.

2. Registration No.: 03030603801

Secured Party: Consol of Canada Inc.

Registration Type: Land Charge

Collateral Description: None.

3. Registration No.: 03051415655

Secured Party: Luscar Ltd.

Registration Type: Security Agreement

Collateral Description:

Serial Number	Year	Make and Model	Category
J6090	1111	Ph 2100 Shovel #2	Motor Vehicle
4599	1111	Manitowac Dragline	Motor Vehicle
37445	1111	Ph 2100 Shovel #4	Motor Vehicle
37450	1111	Ph 2100 Shovel #5	Motor Vehicle
E44865	1111	Ph 2800 Shovel #6	Motor Vehicle
140992	1111	Be 395 BII Shovel	Motor Vehicle
78094	1111	H285 Hydraulic Shovel	Motor Vehicle
37575	1111	P & H Shovel 7	Motor Vehicle
7BC03459	1111	Bachoe Cat 426	Motor Vehicle
1078	1111	Letourneau Loader	Motor Vehicle
1167	1111	Letourneau Loader	Motor Vehicle
1111	1111	L-1100 Loader	Motor Vehicle
1HF02674	1111	Cat Forklift	Motor Vehicle
406	1111	Lectra Haul 170-Ton Truck	Motor Vehicle
408	1111	Lectra Haul 170-Ton Truck	Motor Vehicle
440	1111	Lectra Haul 170-Ton Truck	Motor Vehicle
441	1111	Lectra Haul 170-Ton Truck	Motor Vehicle
70214	1111	Eculid 170 Ton 303ED	Motor Vehicle
700215	1111	Eculid 170 Ton 303ED	Motor Vehicle
70216	1111	Eculid 170 Ton 303ED	Motor Vehicle
71115	1111	Euclid 170 Ton 304ED	Motor Vehicle
71116	1111	Euclid 170 Ton 304ED	Motor Vehicle
71498	1111	Euclid 170 Ton 304ED	Motor Vehicle
71499	1111	Euclid 170 Ton 304ED	Motor Vehicle
71500	1111	Euclid 170 Ton 304ED	Motor Vehicle
69420	1111	Euclid 170 Ton R170 Truck	Motor Vehicle
69417	1111	Euclid 170 Ton 170R Truck	Motor Vehicle
463	1111	170 T Unit Rig M36 Truck	Motor Vehicle
479	1111	170 T Unit Rig M36 Truck	Motor Vehicle
1280	1111	Lectra Haul	Motor Vehicle
1287	1111	Lectra Haul	Motor Vehicle
71	1111	260 Ton Unit Rig Truck	Motor Vehicle
72	1111	260 Ton Unit Rig Truck	Motor Vehicle
73	1111	260 Ton Unit Rig Truck	Motor Vehicle
74	1111	260 Ton Unit Rig Truck	Motor Vehicle

75	1111	260 Ton Unit Rig Truck	Motor Vehicle
9135752	1111	Case 6806 Backhoe	Motor Vehicle
JJG0209917	1111	Case 590 Super L	Motor Vehicle
92Z218	1111	84 Cat 834B RT Dozer	Motor Vehicle
1JD01250	1111	D9N Dozer	Motor Vehicle
1JD01624	1111	D9N Dozer	Motor Vehicle
17118	1111	Komatsu D375-A	Motor Vehicle
93U1819	1111	16g Motor Grader	Motor Vehicle
93U02836	1111	16g Grader	Motor Vehicle
6ZJ00188	1111	Cat 16h Motor Grader	Motor Vehicle

All coal loading shovels, coal haul trucks, scrapers, front end loaders, dozers, graders, pumps, welding machines, generators, transformers, pit pumps, and mine service vehicles now or hereafter owned, and which at any time is employed by the debtors to mine coal from the tenures together with all additions, replacements and accessions thereto and substitutions therefor. All switch houses, wellhead buildings, all facilities, buildings and other structures constructed, affixed to or situated on the tenures now or hereafter owned or constructed and which at any time is employed by the debtors to mine coal from the tenures together with all additions, replacements and accessions thereto and substitutions therefor. All of the present and after-acquired right, title, and interest of the debtors in the coal leases, licences or other documents of title held by the debtors from Her Majesty the Queen in Right of Alberta as represented by the Minister of Energy and Natural Resources relating to the Luscar Mine (sometimes known as Cardinal River Mine) and the Cheviot Mine and in those lands legally described as: all of Section 1 Township 46 Range 23 Meridian 5 the South  1/2 of Section 6 Township 46 Range 22 Meridian 5 all of Section 31 Township 45 Range 22 Meridian 5 the NE 1/4 and SE  1/4 of Section 2 Township 46 Range 23 Meridian 5 the South  1/2 of Section 5 Township 46 Range 22 Meridian 5 the NW  1/4, NE  1/4 and SE  1/4 of Section 36 Township 45 Range 23 Meridian 5 Section 35 Township 45 Range 23 Meridian 5 Legal Subdivision 16 all of Section 32 Township 45 Range 22 Meridian 5 the SE  1/4 of Section 1 Township 48 Range 25 Meridian 5 the NE  1/4 of Section 36 Township 47 Range 25 Meridian 5 all of Section 6 Township 48 Range 24 Meridian 5 together with any renewals, replacements and substitutions (excluding A-6 pit) (collectively the “Tenures”) and in all present and after acquired right, title, and interest of the debtors in all coal in situ, on the ground, in place or in storage or in transit or wherever located which is on or has been extracted, mined or produced from the tenures.

Proceeds: all goods, securities, instruments, documents of title, chattel paper, accounts, inventory, intangibles or money (all as defined in the Personal Property Security Act of Alberta) now or hereafter constituting proceeds of the aforesaid collateral.

4. Registration No.: 03061727727

Secured Party: Luscar Ltd.

Registration Type: Land Charge

Collateral Description: None.

British Columbia

1. File no. 803683E

Secured Party: Natexport, A Division of National Bank of Canada and National Bank of Canada

Collateral Description: All present and after-acquired accounts and chattel paper which have been purchased by the secured party and all proceeds including money, accounts, chattel paper, intangibles, goods, documents of title, instruments, investment property, substitutions, crops, licenses, trade ins, insurance proceeds and any other form of proceeds. The complete addresses for secured parties S0001 and S0002 are: 1010 De La Gauchetiere Street West, Suite 750, Montreal, Quebec, H3B 5K7

SCHEDULE 6.3

ASSET DISPOSITIONS REQUIRING PRIOR

WRITTEN CONSENT OF LENDERS

Teck Coal Partnership

Cardinal River Mine

Coal Mountain Mine

Elkview Mine

Fording River Mine

Greenhills Mine

Line Creek Mine

Borrower’s interest in Campania Minera Antamina S.A.;

Red Dog Mine;

Trail Smelter;

Highland Valley Mine;

Borrower’s interests in the Quebrada Blanca Mine and the Andacollo Mine; and

Equity Securities of any Credit Party directly or indirectly owning any interest in any of the foregoing (other than Equity Securities of the Borrower).

SCHEDULE 6.4

[Redacted joint venture agreements]

SCHEDULE 6.8

RESTRICTIVE AGREEMENTS

[Redacted restrictive agreements]

EXHIBIT A

FORM OF

ASSIGNMENT AND ACCEPTANCE

(BRIDGE CREDIT AGREEMENT)

Reference is made to the Amended and Restated Bridge Credit Agreement, dated as of April 30, 2009 (as amended, supplemented, waived or otherwise modified from time to time, the “Credit Agreement”), among Teck Resources Limited, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders now or hereafter parties thereto. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

                                         (the “Assignor”) and                                         (the “Assignee”) agree as follows:

1. The Assignor hereby irrevocably sells and assigns to the Assignee without recourse to the Assignor, and the Assignee hereby irrevocably purchases and assumes from the Assignor without recourse to the Assignor, as of the Transfer Effective Date (as defined below), a percentage interest (the “Assigned Interest”) as set forth in Schedule I in and to the Assignor’s rights and obligations under the Credit Agreement and the other Financing Documents with respect to those credit facilities provided for in the Credit Agreement as are set forth on Schedule I (individually, an “Assigned Facility”), in a principal amount for each Assigned Facility as set forth on Schedule I.

2. The Assignor (a) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement, any other Financing Document or any other instrument or document furnished pursuant thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement, any other Financing Document or any other instrument or document furnished pursuant thereto, other than that it has not created any adverse claim upon the interest being assigned by it hereunder and that such interest is free and clear of any such adverse claim, (b) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower, any of its Subsidiaries or any Subsidiary or the performance or observance by the Borrower, any of its Subsidiaries or any Subsidiary of any of their respective obligations under the Credit Agreement, any other Financing Document or any other instrument or document furnished pursuant thereto [, and (c) attaches the Note(s) held by it evidencing the Assigned Facilities and requests that the Administrative Agent exchange such Note(s) for a replacement Note or Notes payable to the Assignee and (if the Assignor has retained any interest in the Assigned Facilities) a replacement Note or Notes payable to the Assignor in the respective amounts which reflect the assignment being made hereby (and after giving effect to any other assignments which have become effective on the Transfer Effective Date)]. [Delete bracketed language if Assignor does not hold Note(s).]

3. The Assignee (a) represents and warrants that it is legally authorized to enter into this Assignment and Acceptance, (b) confirms that it has received a copy of the Credit Agreement together with copies of the Financial Statements and/or such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance, (c) agrees that it will, independently and without reliance upon the Assignor, the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement, the other Financing Documents or any other instrument or document furnished pursuant thereto, (d) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such power and discretion under the Credit Agreement, the other Financing Documents or any other instrument or document furnished pursuant thereto as are delegated to the Administrative Agent by the terms thereof, together with such powers as are incidental thereto, (e) hereby affirms the acknowledgments of such Assignee as a Lender contained in Section 9.4 of the Credit Agreement, and (f) agrees that it will be bound by the provisions of the Credit Agreement and will perform in accordance with the terms of the Credit Agreement all the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender, including, but not limited to, its obligations pursuant to Section 9.4 of the Credit Agreement.

4. The effective date of this Assignment and Acceptance shall be                     , 20     (the “Transfer Effective Date”). Following the execution of this Assignment and Acceptance, it will be delivered to the Administrative Agent for acceptance by it and recording by the Administrative Agent pursuant to Section 9.4(d) of the Credit Agreement, effective as of the Transfer Effective Date (which shall not, unless otherwise agreed to by the Administrative Agent, be earlier than five Business Days after the date of such acceptance and recording by the Administrative Agent).

5. Upon such acceptance and recording, from and after the Transfer Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to the Transfer Effective Date or accrued subsequent to the Transfer Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for the periods prior to the Transfer Effective Date or with respect to the making of this assignment directly between themselves. To the extent that any fees are required to be rebated to the Borrower, the Assignor shall be responsible for collecting such fees from the Assignee and remitting the appropriate payment on account of such rebated fees directly to the Administrative Agent. The Administrative Agent shall have no duty or responsibility to collect such fees from the Assignee.

6. From and after the Transfer Effective Date, (a) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and under the other Financing Documents and shall be bound by the provisions thereof and (b) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement, but shall nevertheless continue to be entitled to the benefits of Sections 2.16, 2.18, and 9.3 thereof.

7. Notwithstanding any other provision hereof, if the consents of the Borrower and the Administrative Agent hereto are required under Section 9.4 of the Credit Agreement, this Assignment and Acceptance shall not be effective unless such consents shall have been obtained.

8. This Assignment and Acceptance shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance to be executed as of the date first above written by their respective duly authorized officers on Schedule 1 hereto.

—, as Assignor

By:
Name:
Title:

By:
Name:
Title:

—, as Assignee

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE I to the

Assignment and Acceptance

Re: Amended and Restated Bridge Credit

Agreement, dated as of April 30, 2009, among

Teck Resources Limited, as Borrower,

JPMorgan Chase Bank, N.A., as Administrative

Agent, and the Lenders now or hereafter parties

thereto

Name of Assignor:

Name of Assignee:

Transfer Effective Date of Assignment:

Credit Facility Assigned	Percentage of Assignor’s Interest in Credit Facility Assigned		Principal Amount of Commitments Assigned
		%	$

[NAME OF ASSIGNEE]	[NAME OF ASSIGNOR]

By:	By:
Name:	Name:
Title:	Title:

By:	By:
Name:	Name:
Title:	Title:

Accepted for recording in the Register:	Consented To:[1]

JPMORGAN CHASE BANK, N.A., as Administrative Agent	TECK RESOURCES LIMITED

By:	By:
Name:	Name:
Title:	Title:

JPMORGAN CHASE BANK, N.A., as Administrative Agent

By:
Name:
Title:

[1]	Consent of Borrower and the Administrative Agent required only to the extent stipulated in Section 9.4 of the Credit Agreement.

EXHIBIT B

BORROWING REQUEST

(BRIDGE CREDIT AGREEMENT)

TO:	JPMORGAN CHASE BANK, N.A.

RE:	Amended and Restated Bridge Credit Agreement dated as of April 30, 2009 made between, among others, the undersigned (the “Borrower”), you, as Administrative Agent, and the lenders from time to time party thereto (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”)

We hereby give you notice of our request to:

(a)	on [Date] convert $ of the aggregate outstanding principal amount of the Loans made by way of [indicate Type of Loan] into [indicate Type of Loan] [having an Interest Period of days].

(a)	on [Date] continue $ of the aggregate outstanding principal amount of the Loans made by way of [indicate Type of Loan] into [indicate Type of Loan] [having an Interest Period of days].

We hereby certify, after due and careful investigation, that on and as of the date hereof, no Default has occurred and is continuing.1

All terms defined in the Credit Agreement and used herein have the meanings given to them by the Credit Agreement.

DATED:

TECK RESOURCES LIMITED

By:
Name:
Title:

By:
Name:
Title:

Note: A separate Borrowing Request must be submitted for each Type of Borrowing.

EXHIBIT C

COMPLIANCE CERTIFICATE

(BRIDGE CREDIT AGREEMENT)

TO:	JPMorgan Chase Bank, N.A., as administrative agent under the Credit Agreement (the “Administrative Agent”)

AND TO:	The lenders from time to time parties to the Credit Agreement (the “Lenders”)

Reference is made to the amended and restated bridge credit agreement dated as of April 30, 2009 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Teck Resources Limited, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders now or hereafter parties thereto. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

The undersigned, the [Chief Financial Officer] of the Borrower, in that capacity and not personally, hereby certifies that, as of the date hereof, (a) no Default or Event of Default has occurred and is continuing [Note: or, if there is an outstanding Default or Event of Default, specify the nature and status thereof and the Borrower’s proposed response thereto] and (b) as at the end of the Fiscal Quarter ended [Specify last day of Fiscal Quarter], the Borrower was in compliance with each of the financial tests set forth in Article 5 of the Credit Agreement (including any financial covenants deemed by Section 5.13 of the Credit Agreement to be included in the Credit Agreement) [Note: or, if there is non-compliance, specify same]. The Borrower’s compliance with each of the financial covenants as at the end of such Fiscal Quarter is demonstrated by the figures set out on the financial covenant compliance worksheet attached hereto as Schedule A.

DATED:

Name:
	Title:	[Chief Financial Officer]

EXHIBIT D

SUBSIDIARY GUARANTEE

(BRIDGE CREDIT AGREEMENT)

This Guarantee is made as of April 30, 2009.

TO:	JPMORGAN CHASE BANK, N.A.

as Administrative Agent for the Lenders under the Credit Agreement

(as each term is defined below)

Address:	1111 Fannin Street, Floor 10
Houston, TX 77002
Attention:	Leslie Opeyemi
Facsimile No.:	713-427-6307

RECITALS:

A. Teck Resources Limited (the “Debtor”), as borrower, JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders (in such capacity, together with its successors and permitted assigns, the “Administrative Agent”), and the various financial institutions from time to time parties thereto (such lenders, together with their respective successors and permitted assigns, being collectively referred to as the “Lenders”) are parties to an amended and restated bridge credit agreement dated as of April 30, 2009 (such credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

B. It is in the interests of the Guarantors that the Lenders extend credit (or continue to extend credit) to the Debtor, and therefore each Guarantor is prepared to guarantee the obligations and liabilities of the Debtor under or in connection with the Credit Agreement and the other Financing Documents.

For valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each Guarantor, each Guarantor hereby jointly and severally agrees in favour of the Administrative Agent (for its own benefit and for the benefit of the Lenders) as follows

1.	Defined Terms. In this Guarantee, capitalized terms which are not otherwise defined have the respective meanings given to such terms in the Credit Agreement, and the following terms have the following meanings:.

“Guarantee” means this guarantee, including the exhibits and recitals to this Guarantee, as it or they may be amended, supplemented, restated or replaced from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Guarantee and not to any particular section or other portion of this Guarantee.

“Guarantors” means the Persons delivering a signature page to this Guarantee and any other Person which hereafter delivers a Supplement, and “Guarantor” means any one of them.

“Supplement” has the meaning given to it in Section 26.

2.	Guarantee. Each Guarantor hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Administrative Agent (for its own benefit and for the benefit of the Lenders), forthwith upon demand by the Administrative Agent following the occurrence and during the continuance of an Event of Default, of all indebtedness, liabilities and obligations of any kind whatsoever (whether direct or indirect, joint or several, absolute or contingent, matured or unmatured) which the Debtor has from time to time incurred or is under or may hereafter incur or be under to the Administrative Agent and the Lenders (or any of them) under, in connection with or with respect to the Credit Agreement and the other Financing Documents (collectively, the “Obligations”). All amounts payable by any Guarantor hereunder will be paid to the Administrative Agent (for its own benefit and for the benefit of the Lenders) at the address of the Administrative Agent shown above or as otherwise directed in writing by the Administrative Agent. Any amounts payable by any Guarantor under this Guarantee which are not paid forthwith upon demand therefor by the Administrative Agent will bear interest from the date of such demand at the rate or rates set forth in the Credit Agreement applicable to the corresponding Obligations.

3.

Guarantee Unconditional. The obligations of each Guarantor under this Guarantee are continuing, unconditional and absolute, and without limiting the generality of the foregoing, will not be released, discharged, diminished, limited or otherwise affected by (and each Guarantor hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law): (a) any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation, security, Person or otherwise; (b) any modification or amendment of or supplement to the Obligations, including any increase or decrease in the principal, the rates of interest or other amounts payable thereunder; (c) any release, non-perfection or invalidity of any direct or indirect security for any Obligation; (d) any change in the existence, structure, constitution, name, objects, powers, business, control or ownership of the Debtor or any other Person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Debtor or any other Person or its assets; (e) the existence of any claim, set-off or other rights which any Guarantor may have at any time against the Debtor, any of the Lenders or any other Person, whether in connection herewith or any unrelated transactions; (f) any invalidity, illegality or unenforceability relating to or against the Debtor or any provision of applicable law or regulation purporting to prohibit the payment by the Debtor of the principal or interest under the Obligations; (g) any limitation, postponement, prohibition, subordination or other restriction on the rights of the Administrative Agent or any Lender to payment of the Obligations; (h) any release, substitution or addition of any cosigner, endorser or other guarantor of the Obligations; (i) any defence arising by reason of any failure of the Administrative Agent or any Lender to make any presentment, demand for performance, notice of non-performance, protest, and any other notice (including notice of acceptance of this Guarantee, partial payment or non-payment of all or any part of the Obligations and the existence, creation, or incurring of new or additional Obligations); (j) any defence arising by reason of any failure of the Administrative Agent or any Lender to proceed against the Debtor or any other Person, to proceed against, apply or exhaust any security held from the Debtor or any other Person for the Obligations, to proceed against, apply or exhaust any security held from any Guarantor or any other Person for this Guarantee or to pursue any other remedy in the power of the Administrative Agent or any Lender whatsoever; (k) any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation; (l) any defence arising by reason of any incapacity, lack of authority, or other defence of the Debtor or any other Person, or by reason of any limitation, postponement, prohibition on the Administrative Agent’s or any Lender’s right to payment of the Obligations or any part thereof, or by reason of the cessation from any cause whatsoever of the liability of the Debtor or any other Person with respect to all or any part of the Obligations, or by reason of any act or omission of the Administrative Agent, any Lender or any other Person which directly or indirectly results in the discharge or release of the Debtor or any other Person or all or any part of the Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise; (m) any defence arising by reason of any failure by the Administrative Agent or any Lender to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of the Debtor or any other Person, or by reason of any interest of the Administrative Agent or any Lender in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by the Administrative Agent or any Lender of any right to recourse or collateral; (n) any defence arising by reason of the failure of the Administrative Agent or any Lender to marshall any assets; (o) any defence based upon any failure of the Administrative Agent or any Lender to give to the Debtor or any Guarantor notice of any sale or other disposition of any property securing any or all of the Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of the Administrative Agent or any Lender to comply with any provision of applicable law in enforcing any security interest in or lien upon any such property, including any failure by the Administrative Agent to dispose of any such property in a commercially reasonable manner; (p) any dealing whatsoever with the Debtor or other Person or any security, whether negligently or not, or any failure to do so; (q) any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Debtor or any other Person, including any discharge of, or bar against collecting, any of the Obligations, in or as a result of any such proceeding; or (r) any other act or omission to act or delay of any kind by the Debtor, the Administrative Agent or any Lender or any other Person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 3, constitute a legal or equitable discharge, limitation or reduction of any Guarantor’s obligations hereunder (other than the payment in full of all of the Obligations). The foregoing provisions apply (and the foregoing waivers will be effective) even if the effect of any action (or failure to take action) by the Administrative Agent or any Lender is to destroy or diminish any Guarantor’s subrogation rights, any Guarantor’s right to proceed against the Debtor for reimbursement, any Guarantor’s right to recover contribution from any other guarantor or any other right or remedy.

4.	Assumption of Authority. The Administrative Agent and the Lenders are entitled to assume, notwithstanding any investigation by or on behalf of the Administrative Agent or any Lender, the power and authority of the officers, directors, agents or other persons acting or purporting to act on behalf of the Debtor or any Guarantor, and any Obligations made or created in reliance upon the exercise of such power or authority will be guaranteed hereunder.

5.	Recourse against Debtor. The Administrative Agent and the Lenders are not required to exhaust their recourse against the Debtor or others or under any other security or guarantee before being entitled to payment from any Guarantor under this Guarantee.

6.	Settlement of Accounts. Any account settled or stated between the Administrative Agent or any Lender and the Debtor will be accepted by each Guarantor as prima facie evidence that the amount thereby appearing due by the Debtor to the Administrative Agent or such Lender is so due.

7.	No Waiver. No delay on the part of the Administrative Agent or any Lender in exercising any of its options, powers or rights, or partial or single exercise thereof, will constitute a waiver thereof. No waiver of any of the Administrative Agent’s or any Lender’s rights hereunder, and no modification or amendment of this Guarantee, will be deemed to be effective unless the same will be in writing, duly signed by the Administrative Agent and each Guarantor, and each such waiver, if any, will apply only with respect to the specific instance involved, and will in no way impair the rights of the Administrative Agent and the Lenders or the liabilities of any Guarantor to the Administrative Agent and the Lenders in any other respect at any other time.

8.	Guarantee of all Credit Obtained; Indemnity. All moneys and credits in fact borrowed or obtained by the Debtor from the Administrative Agent or the Lenders under the Credit Agreement and the other Financing Documents will be deemed to form part of the Obligations notwithstanding any incapacity, disability or lack or limitation of status or power of the Debtor or of the directors, officers, employees, partners or agents thereof, or that the Debtor may not be a legal entity, or any irregularity, defect or informality in the borrowing or obtaining of such moneys or credits. If any amount in respect of the Obligations is not recoverable from any Guarantor hereunder on the basis of a guarantee, then, notwithstanding any other provision hereof, such Guarantor shall be liable hereunder as principal obligor and shall indemnify the Lenders in respect of the due payment of such amount, and shall pay such amount to the Administrative Agent (for its own benefit and for the benefit of the Lenders) after demand as herein provided.

9.

Stay of Acceleration. If acceleration of the time for payment, or the liability of the Debtor to make payment, of any amount specified to be payable by the Debtor in respect of the Obligations is stayed, prohibited or otherwise affected upon the insolvency, bankruptcy, reorganization or winding-up of the Debtor or any moratorium affecting the payment of the Obligations, all such amounts otherwise subject to acceleration or payment will nonetheless be deemed for all purposes of this Guarantee to be and to become due and payable by the Debtor and shall be payable by each Guarantor hereunder forthwith on demand by the Administrative Agent.

10.	Reinstatement. If, at any time, all or any part of any payment previously applied by the Administrative Agent or any Lender to any Obligation is or must be rescinded or returned by the Administrative Agent or such Lender for any reason whatsoever (including the insolvency, bankruptcy, or reorganization of the Debtor), such Obligation will, for the purpose of this Guarantee, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Administrative Agent or such Lender, and this Guarantee will continue to be effective or be reinstated, as the case may be, as to such Obligation, all as though such application by the Administrative Agent or such Lender had not been made.

11.	No Subrogation. Notwithstanding any payment made by any Guarantor under this Guarantee or any set-off or application of funds of any Guarantor by the Administrative Agent or any Lender, no Guarantor will have any right of subrogation to, and each Guarantor waives, to the fullest extent permitted by law, any right to enforce any remedy which the Administrative Agent or any Lender now has or may hereafter have against the Debtor, until all of the Obligations have been indefeasibly paid in full; and until that time, each Guarantor waives any benefit of, and any right to participate in, any security, whether real or personal property, now or hereafter held by the Administrative Agent or any Lender for the Obligations.

12.	Postponement. In case of liquidation, winding up or bankruptcy of the Debtor (whether voluntary or involuntary) or if the Debtor will make a bulk sale of any of its assets within the bulk transfer provisions of any applicable legislation or any composition with creditors or scheme of arrangement, the Administrative Agent and the Lenders will have the right to rank for their full claims and receive all dividends or other payments in respect thereof in priority to each Guarantor until the claims of each of the Administrative Agent and the Lenders have been paid in full, and such Guarantor will continue to be liable hereunder for any balance which may be owing to the Administrative Agent or any Lender by the Debtor. In the event of the valuation by the Administrative Agent and the Lenders or any of them and/or the retention thereof by the Administrative or any Lender, such valuation and/or retention will not, as between the Administrative Agent and any Guarantor, be considered as a purchase of such security, or as payment or satisfaction or reduction of the Obligations or any part thereof. The foregoing provisions of this Section 12 will not in any way limit or lessen the liability of any Guarantor under any other Section of this Guarantee.

13.

Foreign Currency Obligations. Each Guarantor will make payment relative to each Obligation in the currency (the “Original Currency”) in which the Debtor is required to pay such Obligation. If the any Guarantor makes payment relative to any Obligation in a currency (the “Other Currency”) other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of such Guarantor hereunder in respect of such Obligation only to the extent of the amount of the Original Currency which the Administrative Agent is able to purchase at Toronto, Ontario with the amount it receives on the date of receipt. If the amount of the Original Currency which the Administrative Agent is able to purchase is less than the amount of such currency originally due to it in respect to the relevant Obligation, such Guarantor will indemnify and save the Administrative Agent harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Administrative Agent and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

14.	Taxes and Set-off by Guarantors. All payments to be made by any Guarantor hereunder will be made without set-off or counterclaim and without deduction for any Taxes, restrictions or conditions of any nature whatsoever. If at any time any applicable law, regulation or international agreement requires any Guarantor to make any such deduction or withholding from any such payment, the sum due from such Guarantor with respect to such payment will be increased to the extent, and subject to the same conditions, as provided in Sections 2.15 and 9.3(b)(v) of the Credit Agreement.

15.	Payment of Expenses; Indemnification. Each Guarantor will pay on demand, and will indemnify and save the Administrative Agent and the Lenders harmless from, any and all liabilities, costs and expenses (including legal fees and expenses on a solicitor-client basis and any Taxes) incurred by the Administrative Agent and the Lenders in the enforcement of this Guarantee.

16.	Additional Security. This Guarantee is in addition and without prejudice to any security of any kind (including other guarantees) now or hereafter held by or for the benefit of the Administrative Agent and the Lenders or any of them and any other rights or remedies that the Administrative Agent might have.

17.	Set-off by Administrative Agent. If the Administrative Agent (on its own behalf and on behalf of the Lenders) has made a demand pursuant to Section 2 of this Guarantee, the Administrative Agent and any Lender may, to the fullest extent permitted by law, set-off and apply any and all deposits at any time held and other indebtedness at any time owing by the Administrative Agent or any Lender to or for the credit or the account of any Guarantor against any and all of the Obligations of such Guarantor now or hereafter existing under this Guarantee or any other Financing Document even if (a) the Obligations are contingent or unmatured, or (b) the Obligations are not in the same currency as the offsetting deposits or indebtedness which may be owing by the Administrative Agent.

18.	Release of Information. Each Guarantor authorizes the Administrative Agent to provide a copy of this Guarantee and such other information as may be requested of the

Administrative Agent by persons entitled thereto pursuant to any applicable legislation, and otherwise with the consent of such Guarantor.

19.	Governing Law; Attornment. This Guarantee will be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Without prejudice to the ability of the Administrative Agent to enforce this Guarantee in any other proper jurisdiction, each Guarantor irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of such Province. To the extent permitted by applicable law, each Guarantor irrevocably waives any objection (including any claim of inconvenient forum) that it may now or hereafter have to the venue of any legal proceeding arising out of or relating to this Guarantee in the courts of such Province.

20.	Successors and Assigns. This Guarantee will extend and enure to the benefit of each of the Administrative Agent and the Lenders and their respective successors and permitted assigns and will be binding upon each Guarantor and its respective successors and permitted assigns. No Guarantor’s obligations hereunder may be assigned or delegated. The Administrative Agent or any Lender may from time to time, and without notice to or the consent of any Guarantor, assign or transfer all or any of the Obligations or any interest therein in accordance with the Credit Agreement; and, notwithstanding any such assignment or transfer or any subsequent assignment or transfer thereof, any such Obligation or part thereof so transferred or assigned will remain an “Obligation” for the purposes of this Guarantee and any immediate and successive assignee or transferee of any Obligation or any interest therein will, to the extent of the interest so assigned or transferred, be entitled to the benefit of, and the right to enforce, this Guarantee.

21.	Time. Time is of the essence with respect to this Guarantee and the time for performance of the obligations of each Guarantor under this Guarantee may be strictly enforced by the Administrative Agent.

22.	Severability. If any provision of this Guarantee is determined to be illegal, unconscionable or unenforceable, all other terms and provisions hereof will nevertheless remain effective and will be enforced to the fullest extent permitted by law.

23.	Communication. Any communication required or permitted to be given under this Guarantee will be in writing and will be effectively given if delivered to the applicable address and facsimile number set forth herein and if delivered in the manner provided from time to time pursuant to the Credit Agreement. Any communications so given will be deemed to have been given and to have been received as provided in the Credit Agreement.

24.	Debtor’s Financial Condition. Each Guarantor is fully aware of the financial condition of the Debtor.

25.

Interpretation. Unless otherwise expressly provided in this Guarantee, if any matter in this Guarantee is subject to the consent or approval of the Administrative Agent or the Lenders or both or is to be acceptable to the Administrative Agent or the Lenders or both, such consent, approval or determination of acceptability will be in the sole discretion of the Administrative Agent or such Lenders. If any provision in this Guarantee refers to any action taken or to be taken by any Guarantor, or which any Guarantor is prohibited from taking, such provision will be interpreted to include any and all means, direct or indirect, of taking, or not taking, such action. The division of this Guarantee into sections and paragraphs, and the insertion of headings, is for convenience of reference only and will not affect the construction or interpretation of this Guarantee. Unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders. When used in this Guarantee, the word “including” (or includes) means “including (or includes) without limitation”. Any reference in this Guarantee to a “Section” means the relevant Section of this Guarantee. If more than one person executes this Guarantee, their obligations under this Guarantee are joint and several. Any reference in this Guarantee to a “person” will be deemed to include an individual, corporation, partnership, trust, unincorporated organization, government and the heirs, executors, administrators or other legal representatives of an individual. Any reference to a “business day” will be deemed to include any day which is not a Saturday, Sunday or a statutory holiday in the jurisdiction referred to in the “Governing Law; Attornment” Section of this Guarantee.

26.	Additional Guarantors. Additional Persons may from time to time after the date of this Guarantee become Guarantors under this Guarantee by executing and delivering to the Administrative Agent a supplemental agreement (together with all schedules thereto, a “Supplement”) to this Guarantee, in substantially the form attached hereto as Exhibit A. Effective from and after the date of the execution and delivery by any Person to the Administrative Agent of a Supplement such Person shall be, and shall be deemed for all purposes to be, a Guarantor under this Guarantee with the same force and effect, and subject to the same agreements, indemnities, liabilities and obligations, as if such Person had been an original signatory to this Guarantee as a Guarantor. The execution and delivery of a Supplement by any additional Person shall not require the consent of the Debtor or any Guarantor and all of the liabilities and obligations of each Guarantor shall remain in full force and effect, notwithstanding the addition of any new Guarantor to this Guarantee.

27.	Counterparts. This Guarantee may be executed in counterparts. Each executed counterpart shall be deemed to be an original and all counterparts taken together shall constitute one and the same Guarantee. Delivery of an executed signature page to this Guarantee by any Guarantor by facsimile or other electronic transmission shall be as effective as delivery by such Guarantor of a manually executed copy of this Guarantee by such Guarantor.

28.	Copy of Guarantee. Each Guarantor acknowledges receipt of an executed copy of this Guarantee.

[signatures on the next following page]

IN WITNESS WHEREOF, each Guarantor has executed this Guarantee as of the date first above written.

GUARANTORS

[LIST GUARANTORS]

Address:

200 Burrard Street	By:
Suite 600	Name:
Vancouver, BC V6C 3L9	Title:

Attention: Chief Financial Officer
Facsimile: 604-640-5251
By:
Name:
Title:

EXHIBIT A

FORM OF SUPPLEMENT

TO GUARANTEE

TO:	JPMORGAN CHASE BANK, N.A.
as Administrative Agent for the Lenders under the Credit Agreement (as each term is defined below)

RECITALS:

A. Reference is made to the Guarantee (the “Guarantee”) dated as of April 30, 2009 entered into by each of the Persons identified under the caption “GUARANTORS” on the signature pages thereto and any other Person which thereafter signs a Supplement, in favour of the Administrative Agent (for its own benefit and for the benefit of the Lenders).

B. Teck Resources Limited (the “Debtor”), as borrower, JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders (in such capacity, together with its successors and permitted assigns, the “Administrative Agent”), and the various financial institutions from time to time parties thereto (such lenders, together with their respective successors and permitted assigns, being collectively referred to as the “Lenders”) are parties to an amended and restated bridge credit agreement dated as of April 30, 2009 (such credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

C. Capitalized terms used but not otherwise defined in this Supplement have the respective meanings given to such terms in the Guarantee, including the definitions of terms incorporated in the Guarantee by reference to other agreements.

D. Section 26 of the Guarantee provides that additional Persons may from time to time after the date of the Guarantee become Guarantors under the Guarantee by executing and delivering to the Administrative Agent a supplemental agreement to the Guarantee in the form of this Supplement.

E. The undersigned (the “New Guarantor”) has agreed to become a Guarantor under the Guarantee by executing and delivering this Supplement to the Administrative Agent.

For good and valuable consideration, the receipt and sufficiency of which are acknowledged by the New Guarantor, the New Guarantor agrees with and in favour of the Administrative Agent (for its own benefit and for the benefit of the Lenders) as follows:

(A) The New Guarantor has received a copy of, and has reviewed, the Guarantee and is executing and delivering this Supplement to the Administrative Agent pursuant to Section 26 of the Guarantee.

(B) Effective from and after the date this Supplement is executed and delivered to the Administrative Agent by the New Guarantor, the New Guarantor shall be, and shall be deemed for all purposes to be, a Guarantor under the Guarantee with the same force and effect, and subject to the same agreements, indemnities, liabilities and obligations, as if the New Guarantor had been, as of the date of this Supplement, an original signatory to the Guarantee as a Guarantor. In furtherance of the foregoing, the New Guarantor hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Administrative Agent (for its own benefit and for the benefit of the Lenders), forthwith upon demand by the Administrative Agent following the occurrence and during the continuance of an Event of Default, of all the Obligations. The terms and provisions of the Guarantee are incorporated by reference in this Supplement.

(C) Upon this Supplement bearing the signature of any Person claiming to have authority to bind the New Guarantor coming into the possession of the Administrative Agent, this Supplement and the Guarantee shall be deemed to be finally and irrevocably executed and delivered by, and be effective and binding on, and enforceable against, the New Guarantor free from any promise or condition affecting or limiting the liabilities of the New Guarantor and the New Guarantor shall be, and shall be deemed for all purposes to be, a Guarantor under the Guarantee. No statement, agreement or promise by any officer, employee or agent of the Administrative Agent or any Lender, unless expressly set forth in this Supplement, forms any part of this Supplement or has induced the New Guarantor to enter into this Supplement and the Guarantee or in any way affects any of the agreements, obligations or liabilities of the New Guarantor under this Supplement and the Guarantee.

(D) This Supplement may be executed in counterparts. Each executed counterpart shall be deemed to be an original and all counterparts taken together shall constitute one and the same Supplement. Delivery of an executed signature page to this Supplement by the New Guarantor by facsimile or other electronic transmission shall be as effective as delivery by the New Guarantor of a manually executed copy of this Supplement by the New Guarantor.

(E) This Supplement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(F) This Supplement will be binding upon the New Guarantor and its successors and permitted assigns. The New Guarantor shall not assign its rights and obligations under this Supplement or the Guarantee or any interest in this Supplement or the Guarantee.

[signatures on the next following page]

IN WITNESS WHEREOF, the New Guarantor has executed this Supplement as of the date first above written.

[NEW GUARANTOR]

Address:
By:
Attention:	Name:
Facsimile:	Title:

By:
Name:
Title:

Teck Cominco Limited

Consolidated Statements of Earnings

(Unaudited)

	Three months ended March 31
(Cdn $ in millions, except for share data)	2009	2008
Revenues	$1,708	$1,542

Operating expenses	(873)	(826)

	835	716
Depreciation and amortization	(199)	(105)

Operating profit	636	611

Other expenses
General and administration	(31)	(30)
Interest and financing (Note 10)	(137)	(20)
Exploration	(11)	(19)
Research and development	(6)	(8)
Other income (expense) (Note 11)	(69)	4

Earnings before the undernoted items	382	538

Provision for income and resource taxes	(141)	(176)

Non-controlling interests	(11)	(27)

Equity earnings (loss)	(1)	9

Net earnings from continuing operations	229	344

Net earnings from discontinued operations (Note 4)	12	1

Net earnings	$241	$345

Earnings per share
Basic	$0.50	$0.78
Basic from continuing operations	$0.47	$0.78

Diluted	$0.50	$0.78
Diluted from continuing operations	$0.47	$0.77

Weighted average shares outstanding (millions)	486.9	442.7

Shares outstanding at end of period (millions)	486.9	442.9

The accompanying notes are an integral part of these financial statements.

Teck Cominco Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31
(Cdn $ in millions)	2009	2008
Operating activities
Net earnings from continuing operations	$229	$344
Items not affecting cash
Depreciation and amortization	199	105
Provision for future income and resource taxes	58	9
Equity (earnings) loss	1	(9)
Non-controlling interests	11	27
Gain on sale of investments and assets	(205)	(1)
Unrealized foreign exchange losses on debt	244	7
Other	23	10
Distributions received from equity accounted investments	—	15

	560	507

Net change in non-cash working capital items	567	(350)

	1,127	157

Investing activities
Property, plant and equipment	(132)	(130)
Investment in oil sands and other assets	(232)	(203)
Proceeds from the sale of investments and assets	95	2
Increase in temporary investments	(2)	—

	(271)	(331)

Financing activities
Repayment of debt	(82)	(31)
Repayment of capital leases	(9)	—
Issuance of Class B subordinate voting shares	—	2
Dividends paid	—	(221)
Distributions to non-controlling interests	(13)	—

	(104)	(250)

Effect of exchange rate changes on cash and cash equivalents held in U.S. dollars	17	36

Increase (decrease) in cash and cash equivalents from continuing operations	769	(388)

Cash received from discontinued operations (Note 4)	13	40

Increase (decrease) in cash and cash equivalents	782	(348)

Cash and cash equivalents at beginning of period	850	1,408

Cash and cash equivalents at end of period	$1,632	$1,060

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these financial statements

Teck Cominco Limited

Consolidated Balance Sheets

(Unaudited)

(Cdn $ in millions)	March 31, 2009	December 31, 2008
ASSETS

Current assets
Cash and cash equivalents	$1,632	$850
Temporary and short-term investments	139	11
Income taxes receivable	258	1,130
Accounts receivable	635	769
Inventories	1,415	1,339

	4,079	4,099

Investments (Note 5)	1,235	948

Property, plant and equipment	24,020	23,909

Other assets (Note 6)	882	853

Goodwill	1,754	1,724

	$31,970	$31,533

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,018	$1,506
Short-term debt	6,577	6,436
Current portion of long-term debt	1,851	1,336

	9,446	9,278

Long-term debt	4,849	5,102

Other liabilities (Note 7)	1,202	1,184

Future income and resource taxes	5,106	4,965

Non-controlling interests	105	104

Shareholders’ equity (Note 8)	11,262	10,900

	$31,970	$31,533

Contingencies (Note 15)
Subsequent events (Notes 2, 4 and 14)

The accompanying notes are an integral part of these financial statements

Teck Cominco Limited

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Three months ended March 31
(Cdn$ in millions)	2009	2008
Share capital
Class A common shares	$7	$7
Class B subordinate voting shares	5,072	3,276

	5,079	3,283

Contributed surplus	85	73

Accumulated comprehensive income
Retained earnings at beginning of period	5,476	5,038
Net earnings	241	345

Retained earnings at end of period	5,717	5,383

Accumulated other comprehensive income (loss) (Note 9)	381	(576)

	6,098	4,807

	$11,262	$8,163

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31
(Cdn $ in millions)	2009	2008
Net earnings	$241	$345

Other comprehensive income (loss) in the period
Currency translation adjustment:
Unrealized gains (losses)	219	184
Exchange differences on debt designated as hedge of self-sustaining foreign subsidiaries	(186)	(49)

	33	135

Available-for-sale instruments:
Unrealized gains (losses) (net of taxes of $7 and $6)	61	(43)

Derivatives designated as cash flow hedges:
Unrealized gains (losses) (net of taxes of ($5) and $nil)	(17)	—
Losses reclassified to net earnings on realization (net of tax of $26 and $1)	41	3

	24	3

Total other comprehensive income	118	95

Comprehensive income	$359	$440

The accompanying notes are an integral part of these financial statements.

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PRESENTATION

Our interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) using standards for interim financial statements and do not contain all of the information required for annual financial statements. Our statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 3. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	LIQUIDITY RISK

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due.

On September 30, 2008, we entered into the definitive financing agreements related to the bridge and term loan facilities and the conditions precedent to our purchase of Fording’s assets and our lenders’ funding obligations were substantially satisfied. Our original plan for the acquisition was to refinance a substantial portion of the acquisition facilities prior to or shortly after closing of the transaction with various types of long-term debt and to repay the balance with cash flow from operating activities prior to the maturity of the term facility. In the fourth quarter of 2008 and prior to the closing of the transaction, conditions in the credit markets deteriorated substantially, effectively closing the credit markets to us. These credit market conditions had a serious impact on the global economy, which has contributed to a significant and rapid decline in the demand for and selling price of the products we produce. As a result of these conditions, our credit ratings were lowered and our share price is substantially lower than it was prior to the purchase of the Fording assets.

As of April 21, 2009, US$5.2 billion of the bridge facility and US$4 billion of the term facility was outstanding. On April 21, 2009 we entered into a commitment letter with certain lenders under the bridge and term loans pursuant to which the lenders have agreed to amend and restate the bridge and term loan credit agreements to extend the maturity date of the bridge loan and reschedule amortization payments in respect of the term loan.

As a result of these amendments, the remaining mandatory payments on the two loans due by October 30, 2009 have been reduced by US$4.4 billion, from US$6.3 billion to approximately US$1.9 billion. The table below summarizes the remaining mandatory payments on the bridge and term loans after the repayment of US$101 million made to the bridge loan on April 9, 2009.

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

2.	LIQUIDITY RISK, continued

(in billions of U.S. dollars)	2009	2010	2011	2012	Total
Pre-amendment mandatory payments	$6.274	$1.455	$1.454	$—	$9.183
Increase (decrease)	(4.412)	(0.380)	3.120	1.672	—

Amended mandatory payments	$1.862	$1.075	$4.574	$1.672	$9.183

The principal terms contemplated by the commitment letter and associated agreements are as follows:

Bridge loan

•	We must reduce the amount outstanding under the bridge loan to US$3.5 billion by October 30, 2009 and pay the remaining US$3.5 billion on or before October 30, 2011.

•	The interest rate will increase from LIBOR plus 2.5% to LIBOR plus 3.5% with 0.5% increases every six months thereafter.

•	Duration fees will be payable every six months at the rate of 3.5% if the outstanding balance of the loan exceeds US$3.35 billion and 2.5% if the balance is less than or equal to US$3.35 billion.

•

Subject to certain exceptions, at any time while the bridge loan is outstanding the majority lenders will be entitled to issue a securities demand requiring us to issue debt securities to refinance the bridge loan on terms and in amounts required by such lenders, subject to certain conditions and limitations.

Term loan

•

The repayment terms for US$3.344 billion (or 83.6%) of the term loan have been amended to eliminate instalment payments in 2009. Semi-annual payments of US$418 million will be due at the end of April and October of 2010 and 2011 and quarterly payments of US$418 million will be due at the end of each calendar quarter in 2012.

•	The interest rate will increase from LIBOR plus 2.5% to LIBOR plus 3.5% increasing to LIBOR plus 5% in 2012.

•

US$656 million (or 16.4%) of the term loan will remain subject to the original amortization schedule of 11 equal quarterly instalments beginning in April 30, 2009 and pricing of LIBOR plus 2.5% (based on our current credit ratings) unless the lenders agree to the revised amortization schedule and pricing described above.

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

2.	LIQUIDITY RISK, continued

Other amendments

•

The obligations under the bridge and term loans will be guaranteed by Teck Cominco Metals Ltd., Teck Cominco Coal Partnership, and all of our other subsidiaries, subject to certain exceptions, and will be secured by a first priority security interest in all of our material properties and those of our guarantors, with provision for the release over substantially all of our assets and those of our subsidiaries with provisions to allow for refinancing under separate collateral arrangements, subject to certain limitations. Security will be automatically released, subject to certain limitations, to accommodate asset dispositions. The security will fall away upon full repayment of the bridge loan and our achievement of investment grade credit ratings with stable outlooks from both Moody’s and S&P. Our existing bonds will be secured pari passu to the extent required under the negative pledge in the relevant trust indentures.

•

Net proceeds received from tax refunds associated with the Fording acquisition and any proceeds from asset sales, capital market transactions and/or operating cash flow must be applied to the bridge loan balance, subject to a minimum cash balance of C$500 million, deductions for certain environmental and reclamation obligations and funds placed in escrow, if any, to meet the next scheduled term loan amortization payment. Once all amounts outstanding under the bridge loan have been paid in full, the term loan will also be subject to prepayment requirements with proceeds from asset sales proceeds and capital market transactions and a cash sweep to be agreed.

•

The amended loans will contain covenants in addition to those contained in the original bridge and term loans, including restrictions on new indebtedness, new liens, acquisitions and dispositions, capital expenditures and distributions. However, the debt to total capitalization covenant in our current credit agreements will be replaced in the amended loans with a minimum interest coverage covenant and a maximum leverage covenant. Both of these tests will be calculated at the end of each calendar quarter and based on EBITDA and interest expense for the previous twelve months.

•

Extension fees of approximately US$96 million are payable to the lenders, a portion of which may be refundable if the balance of the bridge loan is reduced below certain specified amounts within specific time periods in 2009.

The amendments are subject to various conditions, including the settlement and execution of definitive financing documentation in form and substance satisfactory to the lenders, the making of corresponding amendments to our revolving and bilateral credit agreements, the granting of first-priority security interests in the material property of Teck and its guarantors, there not having been a material adverse effect in respect of Teck, and the prepayment on the bridge loan of all tax refunds received by us or any of our subsidiaries that are attributable to the Fording acquisition.

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

2.	LIQUIDITY RISK, continued

We are currently in compliance with the financial covenants under our credit agreements prior to the amendments described above, which require us to maintain a maximum debt to total capitalization ratio of 60% at the end of each calendar quarter declining to 50% at September 30, 2009. At March 31, 2009, our debt to total capitalization ratio was 54%.

Notwithstanding the proposed amendment of the bridge and term loans described above, our debt levels will constrain our capital spending and that may have an adverse effect on our operations. Our debt levels will also limit our ability to expand our operations or make other investments that would enhance our competitiveness.

Our ability to repay or refinance the amended bridge facility prior to its maturity and make the revised instalment payments on the term facility depends on a number of factors, some of which are beyond our control. These include general global economic, credit and capital market conditions, and the demand for and selling price of our products, in particular, metallurgical coal. There can be no assurance that our credit ratings will not be downgraded further, which would further increase our costs of borrowing and further limit our ability to refinance our existing debt. There is no assurance that the expected cash flows from operations in combination with asset sales and other steps being taken will allow us to meet these obligations as they become due, or that we will continue to meet the financial covenants under our various lending agreements.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period,” (“EIC-27”) was withdrawn.

The standard is effective for our fiscal year beginning January 1, 2009. Adoption of this standard did not have a significant effect on our financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1. Adoption of this EIC did not have a significant effect on the company’s financial statements.

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS, continued

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the company’s financial statements.

4.	DISPOSITIONS AND DISCONTINUED OPERATIONS

a)	Dispositions

Lobo-Marte

In January 2009, we sold our 60% interest in the Lobo-Marte gold project in Chile to Kinross Gold Corporation (“Kinross”) for US$40 million in cash and approximately 5.6 million Kinross common shares valued at US$97 million at the date of the sale. We also received a 1.75% net smelter return royalty, which shall not exceed US$40 million, in respect of 60% of the gold produced from Lobo-Marte payable when gold prices on the London Metal Exchange exceed US$760 per ounce. A pre-tax gain of C$160 million was realized on the transaction.

In April 2009, we sold the 5.6 million Kinross shares for US$101 million for an additional pre-tax gain of C$11 million. At March 31, 2009, the Kinross shares are classified as short-term investments.

El Brocal

In February, 2009 we sold our indirect interest in Sociedad Minera El Brocal S.A.A. for US$35 million. A pre-tax gain of C$45 million was realized and included in other income (expense).

Andacollo Gold Stream

On April 6, 2009, Compañia Minera Carmen de Andacollo announced the sale of an interest in the gold production from the Andacollo mine to Royal Gold, Inc. (“Royal Gold”). Based on Royal Gold’s recent common stock offering, proceeds to Andacollo are expected to be approximately US$218 million and 1.2 million common shares of Royal Gold, assuming the underwriters’ over-allotment option is not exercised.

Royal Gold will be entitled to payment based on 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter.

Closing is subject to customary conditions and is expected to occur in the second quarter of 2009.

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

4.	DISPOSITIONS AND DISCONTINUED OPERATIONS, (continued)

The proceeds received will be accounted for as deferred revenue and amortized to revenue based on the gold sold over the life of the Andacollo concentrate project. Accordingly, no gain or loss will be recorded for this transaction.

b)	Discontinued Operations

Hemlo mines

In February 2009, we announced the sale of our interest in the Williams and David Bell (“Hemlo”) mines for US$65 million, less any cash flow received since January 1, 2009, to an affiliate of Barrick Gold Corporation, as the transaction will have an effective date of January 1, 2009. Closing is subject to customary conditions, including receipt of regulatory approvals and is expected to occur in the second quarter. An estimated pre-tax gain of C$45 million will be recognized upon closing. Cash proceeds will be adjusted by the excess of revenues from gold sales over cash provided to the mines since January 1, 2009. As a result of the pending sale, the Hemlo operations have been classified as discontinued operations in these financial statements.

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

4.	DISPOSITIONS AND DISCONTINUED OPERATIONS, (continued)

Selected financial information of discontinued operations, including Hemlo and Cajamarquilla (Note 14(d)), in the consolidated financial statements include:

	Three months ended March 31
(Cdn$ millions)	2009	2008
Earnings from discontinued operations
Revenue	$49	$29
Cost of sales	(33)	(26)
Other income (expense)	3	(3)
Income taxes	(7)	1

Net earnings	12	1

Cash flows of discontinued operations
Operating activities	14	42
Investing activities	(1)	(2)
Financing activities	—	—

	13	40

	March 31, 2009	December 31, 2008
Assets and liabilities classified as held-for-sale
Current assets	26	30
Property, plant and equipment	34	37
Accounts payable and accrued liabilities	(11)	(13)
Other liabilities	(35)	(29)

Net assets	$14	$25

5.	INVESTMENTS

(Cdn $ in millions)	March 31, 2009	December 31, 2008
Available-for-sale investments:
Marketable securities	$161	$104

Investments accounted for under the equity method:
Galore Creek Partnership (50% interest)	303	299
Fort Hills Energy Limited Partnership (20% interest)	771	545

	1,074	844

	$1,235	$948

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

6.	OTHER ASSETS

(Cdn $ in millions)	March 31, 2009	December 31, 2008
Pension assets	$243	$241
Future income and resource tax assets	383	357
Derivative assets, net of current portion of $41 million	13	21
Long-term deposits	26	25
Long-term receivables	122	120
Other	95	89

	$882	$853

7.	OTHER LIABILITIES

(Cdn $ in millions)	March 31, 2009	December 31, 2008
Asset retirement obligations	$670	$653
Other environmental and post-closure costs	108	108
Pension and other employee future benefits	309	305
Long-term contract obligations	65	76
Other	50	42

	$1,202	$1,184

8.	SHAREHOLDERS’ EQUITY

Stock-based compensation

During the quarter, we granted 2,342,750 Class B subordinate voting share options to employees. These options have a weighted exercise price of $4.15, a term of 10 years and vest in equal amounts over 3 years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $2.30 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4.25 years, a risk-free interest rate of 2.09%, a dividend yield of 2.0% and an expected volatility of 74%.

During the quarter, we issued 2,686,544 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at March 31, 2009 was 3,779,080.

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

8.	SHAREHOLDERS’ EQUITY, continued

Stock-based compensation expense of $8 million (2008 - $11 million) was recorded for the three months ended March 31, 2009 in respect of all outstanding share options and units.

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Three months ended March 31,
(Cdn $ in millions)	2009	2008
Accumulated other comprehensive income (loss) at beginning of period	$263	$(671)
Other comprehensive income for the period	118	95

Accumulated other comprehensive income (loss) at end of period	$381	$(576)

The components of accumulated other comprehensive income are:

(Cdn $ in millions)	March 31, 2009	December 31, 2008
Currency translation adjustment	$341	$308
Unrealized gains (losses) on investments (net of tax of $(8) and $(1))	55	(6)
Unrealized gains (losses) on cash flow hedges (net of tax of $7 and $28)	(15)	(39)

	$381	$263

10.	INTEREST AND FINANCING COSTS

	Three months ended March 31
(Cdn $ in millions)	2009	2008
Interest expense	$107	$23
Amortization of financing fees	40	—
Less amounts capitalized	(10)	(3)

	$137	$20

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

11.	OTHER INCOME (EXPENSE)

	Three months ended March 31
(Cdn $ in millions)	2009	2008
Gain on sale of investments and assets	$205	$1
Foreign exchange losses on debt	(244)	(7)
Derivative gain (losses)	(41)	3
Interest income	4	12
Reclamation for closed properties	(2)	(3)
Restructuring	(25)	—
Other	34	(2)

	$(69)	$4

12.	EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended March 31
(Cdn $ in millions)	2009	2008
Pension plans	$17	$8
Post-retirement benefit plans	6	8

	$23	$16

13.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31
(Cdn $ in millions)	2009	2008
Income and resource taxes paid (received), net	$(804)	$208
Interest paid	$122	$13

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

14.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

Our derivative positions at March 31, 2009 are as follows:

a)	Forward sales and purchase contracts

	2009	2010	2011	Total	Fair Value
					(C$ in millions)
Zinc (millions of lbs)
Fixed forward sales contracts	48	57	57	162
Average price (US$/lb)	0.72	0.67	0.63	0.67	$9

Zinc (millions of lbs) (i)
Fixed forward purchase contracts	17	—	—	17
Average price (US$/lb)	0.52	—	—	0.52	(2)

Gold (thousands of ozs)
Forward sales contracts	33	—	—	33
Average price (US$/oz)	350	—	—	350	(23)

US dollars (millions of $)
Forward sales contracts	39	—	—	39
Average rate (US$/C$)	1.02	—	—	1.02	(10)

Copper (millions of pounds)
Forward sales contracts	45	—	—	45
Average price (US$/lb)	1.69	—	—	1.69	(8)

					$(34)

i.	From time-to-time, certain customers purchase refined metal products at fixed forward prices from the company’s smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

In April 2009, we entered into forward sales contracts to fix the copper price for a portion of our copper sales. These contracts, totalling 38 million pounds, are at an average price of US$2.05 per pound and mature at varying dates to July, 2009.

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

14.	ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued

b)	Interest Rate Swap

We have an interest rate swap on our long-term debt whereby we have swapped a 7% interest rate on US$100 million to LIBOR plus 2.14%. The interest rate swap matures in September 2012 and has a fair value gain of $12 million as at March 31, 2009.

c)	Pricing Adjustments

Sales of metals in concentrates are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivable will vary as prices for the underlying commodities vary in the metal markets. The net income impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests.

d)	Cajamarquilla

As a result of the sale of our Cajamarquilla zinc refinery in 2004, we are entitled to additional consideration linked to the price of zinc. This zinc price participation expires in 2009 and is considered an embedded derivative. This instrument is valued based on discounted cash flows using a zinc forward price curve, US dollar forward price and our credit adjusted, risk-free interest rate. A $2 million gain (2008 - $2 million) is included in our earnings as discontinued operations.

15.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2009, or with respect to future claims, cannot be predicted with certainty. Significant commitments and contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin (Lake Roosevelt)

On December 31, 2008, the EPA approved the work plan required for the assessment of site conditions which will lead to the development of a set of sampling and other plans and field work in 2009. A beach sediment sampling plan was approved in March, 2009. Data from field work expected to be conducted this summer will be used to determine whether further studies are required.

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

15.	CONTINGENCIES, continued

Following the denial of our petition for review by the U.S. Supreme Court in January 2008, the Lake Roosevelt litigation reverted to the Federal District Court for Eastern Washington. Judgment on the first phase of the litigation dealing with issues associated with an EPA order issued in December 2003 and withdrawn in June 2008 was delivered on September 19, 2008. All of the claims associated with the order were dismissed. The plaintiffs have appealed the dismissal to the 9th Circuit Court of Appeal.

In November, 2008, Teck Cominco Metals Ltd. (“TCML”) filed a motion to stay the plaintiffs’ CERCLA cost recovery declaratory relief claim. On December 30, 2008, the Court denied the motion and discovery and briefing of the liability phase of the litigation will occur in 2009. The hearing for this phase of the litigation is set for October 4, 2010.

On March 9, 2009, the Court granted the plaintiffs motion for an award of the costs of litigating the CERCLA enforcement proceeding. The Court certified its order for immediate appeal and we intend to appeal the decision to the 9th Circuit.

The hearing of the plaintiffs’ claims for natural resource damages and costs has been deferred until the remedial investigation and feasibility study being conducted by TCML’s affiliate Teck American Incorporated (“TAI”) under the EPA Agreement have been substantially advanced or completed. Natural resource damages (“NRD”) are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. Teck American commissioned a study by recognized experts in NRD assessment in 2008. Based on the assessment performed, we estimate that the compensable value of such damage will not be material.

There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess the company’s potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

16.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

17.	SEGMENTED INFORMATION

We have six reportable segments: copper, coal, zinc, gold, energy and corporate based on the primary products we produce or are developing. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other corporate income (expense) includes general and administrative costs, research and development and other income (expense).

	Three months ended March 31, 2009
(Cdn $ in millions)	Copper	Coal	Zinc	Gold	Energy	Corporate	Total
Segmented revenues	$447	$874	$397	$39	$—	$—	$1,757
Less inter-segment revenues	—	—	(49)	—	—	—	(49)

Revenues	447	874	348	39	—	—	1,708

Operating profit	158	429	40	9	—	—	636
Interest and financing	(3)	—	—	—	—	(134)	(137)
Exploration	(9)	—	(1)	(1)	—	—	(11)
Other corporate income (expense)	(29)	—	(10)	153	—	(220)	(106)

Earnings (loss) before taxes, non-controlling interests, equity earnings and discontinued operations	117	429	29	161	—	(354)	382
Capital expenditures	76	37	8	1	7	3	132

Total assets	8,236	17,880	2,758	539	1,129	1,428	31,970

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

17.	SEGMENTED INFORMATION, continued

	Three months ended March 31, 2008
(Cdn $ in millions)	Copper	Coal	Zinc	Gold	Energy	Corporate	Total
Segmented revenues	$716	$221	$651	$32	$—	$—	$1,620
Less inter-segment revenues	—	—	(78)	—	—	—	(78)

Revenues	716	221	573	32	—	—	1,542

Operating profit	435	15	155	6	—	—	611
Interest and financing	(5)	—	—	—	—	(15)	(20)
Exploration	(12)	—	(1)	(3)	—	(3)	(19)
Other corporate income (expense)	1	—	(1)	(7)	—	(27)	(34)

Earnings (loss) before taxes, non-controlling interests, equity earnings and discontinued operations	419	15	153	(4)	—	(45)	538
Capital expenditures	84	18	17	3	3	5	130

Total assets	6,959	1,377	3,002	371	626	1,471	13,806